4/17

08002045

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Galleon Energy Inc.

*CURRENT ADDRESS Livingston Place, West Tower
Suite 400, 250 - 2 St. S.W.
Calgary, Alberta T2P 0C1
Canada

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL

FILE NO. 82- 35178 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

2G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: CRS

DAT : 4/22/08

FOR IMMEDIATE RELEASE – January 11, 2007

GALLEON PROVIDES UPDATE ON FOURTH QUARTER 2006 OPERATIONS AND ANNOUNCES APPOINTMENT OF VICE PRESIDENTS

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") is pleased to announce successful drilling results in 2006.

2006 drilling results

In 2006, 118 wells were drilled and 106 wells (88.0 net) were cased for a 90% success rate. Wells cased for production include 28 light oil (22.1 net), 72 natural gas (59.9 net) and 6 heavy oil (6.0 net). 48% of these wells were exploratory.

Q4 2006 drilling update

In fourth quarter 2006, 29 wells were drilled and 26 (20.2 net) cased for a 90% success rate. Wells cased for production include 8 light oil (5.8 net) and 18 natural gas (14.4 net).

1. New exploration projects

- One deep oil discovery was drilled and cased at McLean Creek. This well tested in excess of 400 boepd (200 boepd net). Currently, one rig is drilling the second location in this project and 3 to 5 additional wells are planned in 2007.
- A second deep oil discovery was drilled and cased at Dawson. This well tested in excess of 150 boepd (50% interest).

2. Puskwa Beaverhill Lake light sweet oil pool

- Three (2.5 net) horizontal wells including one re-entry well located at 8-5-72-26W5M were successfully drilled and cased in Q4 2006.
- As previously announced, the 8-5 horizontal well tested in excess of 5,000 boepd (50% interest). The second well located at 6-10 will be placed on production at approximately 200 - 300 boepd. The third well located at 11-10 will be completed in mid to late January 2007.
- The horizontal well located at 9-10 was drilled in Q3 2006 and was completed in Q4 2006. This well is currently producing 200 boepd on pump.
- Three to four wells will be drilled in Q1 2007 to extend the strong 3D seismic BHL features to the northeast offsetting the productive wells in section 11 with aggregate tested production exceeding 4,000 boepd.
- Two wells are currently drilling with up to 15 wells planned in 2007.
- In Q4 2006, Galleon acquired 28 square miles of 3D seismic in a new area located north of Puskwa. One exploration well is planned in Q1 2007.

3. Eaglesham project

- Drilled and cased 4 (net 2.9) wells in Q4 2006.
- Two significant discovery wells were drilled in the quarter:

- o the first discovery well (60% interest) has two productive gas zones. The zones from this well tested at a combined absolute open flow test of over 40 mmscfd as previously announced. The well is currently producing at a restricted rate of 4.1 mmscfd.
  - o the second discovery well (65% interest) resulted in a new light oil pool which flow tested at 325 boepd.
- Up to 10 wells are planned in 2007 targeting multi-zone oil and gas from the Dunvegan to Wabamun formations.
- The gas plant will be expanded to 20 mmscfd from 15 mmscfd in the first quarter of 2007.

4. Dawson Montney natural gas pools

- Drilled 15 and cased 13 (11.2 net) natural gas wells in Q4 2006. Tested capacity for these wells is an aggregate of 7.5 mmscfd.
- The natural gas plant capacity has been expanded to 30 mmscfd. A 6 inch sales line will be completed in Q1 2007 to allow maximum sales of 30 mmscfd.
- Galleon has identified over 300 locations in the Dawson area.
- Up to 60 wells are planned for 2007.

Current production is approximately 13,000 boepd based on field estimates. Additional behind pipe production capacity of 1,700 boepd is anticipated to be on stream in first quarter 2007 depending on the timing of tie-ins and facility construction. At Puskwa, based on test results, additional production of between 3,000 and 4,000 boepd may be brought on stream upon receipt of regulatory approvals by the EUB of which the timing is not known.

Daily production for fourth quarter 2006 is expected to have averaged 10,800 boepd based on field estimates. In fourth quarter 2006, severe cold weather caused production shut downs in Dawson and additional production interruptions occurred due to new plant expansion startups at Eaglesham, Puskwa and Dawson Montney gas. In addition, during the last week of 2006, approximately 500 boepd of crude oil was held in storage due to pipeline terminal restrictions at Puskwa.

Estimated 2007 exit production is targeted between 17,000 and 21,000 boepd (based on obtaining regulatory approvals at Puskwa during 2007). The 2007 capital budget is expected to be between $170 and $220 million.

Galleon has entered into 2 term natural gas contracts and one crude oil financial contract. For November 2006 to March 2007, 5,000 GJ/day will receive a fixed price of $7.51/GJ Canadian. For April to October 2007, 5,000 GJ/day will receive a fixed price of $6.64/GJ Canadian. During 2007, one costless collar contract for 1,000 bbl/day of crude oil is in place with a floor of $61.75 US WTI and a ceiling of $70.00 US WTI.

Galleon is pleased to announce an expansion of the senior management team with the appointment of Mr. Dale Orton to the position of Vice-President, Engineering West and Mr. Devin Sundstrom to the position of Vice-President, Engineering East.

Galleon is a technically oriented high growth junior oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to over 1 million gross acres of land.

Galleon has approximately 57.7 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, the plan and development of certain prospects, timing and completion of facilities, production estimates, productive capacity of the wells and timing of increased production for wells, expected capital expenditures, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – January 15, 2007

GALLEON ANNOUNCES SIGNIFICANT HORIZONTAL WELL AT PUSKWA

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") announces completion of the fourth horizontal well at Puskwa, Alberta. The well, a re-entry of a vertical well, is located at 11-10-72-26W5M (100% interest) and was rig released on December 25, 2006. This well was drilled to a total measured depth of 11,270 feet and encountered 731 feet of horizontal oil pay in the Beaverhill Lake formation. The well flowed, during an initial test period of 60 hours, at an average rate of 650 boepd (88% oil and 12% gas) with no water. After completion of testing, the well will commence production at a restricted allowable rate yet to be determined. The quality of the light sweet oil is 38° API.

This horizontal well is significant because it is a re-entry of a marginal vertical well and it has the potential for establishing highly economic production at what appears to be the western pool edge. The northern and eastern pool edges have not yet been delineated.

Tested capacity of all wells drilled to date at Puskwa exceeds 11,150 boepd net of light sweet oil. The wells are currently under EUB imposed restricted production rates pending regulatory approval. It is expected that production from the 11-10 well will also be initially restricted by the EUB.

Due to successful 2006 drilling program at Puskwa, Galleon continues to expand the delineation of the large oil pool. One vertical well (100% interest) is currently drilling within 5 miles of the first major well located at 16-32-71-26W5M. One well (100% interest) is expected to commence drilling within two weeks. It is located within 6 miles of the 16-32 well. In February 2007, one well (100% interest) is planned to commence drilling within 9 miles of the 16-32 well. Depending upon the success of the drilling program, up to 25 wells are planned in the remainder of 2007 and 2008.

Galleon is a technically oriented high growth junior oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to over 1 million gross acres of land.

Galleon has approximately 57.7 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;

Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, the plan and development of certain prospects, production estimates, productive capacity and allowable production rates for the wells, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risk that regulatory approval to allow increased production at Puskwa will not be obtained or be delayed for an extended period of time, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – February 5, 2007

GALLEON ANNOUNCES SIGNIFICANT EXTENSION TO THE PUSKWA OIL POOL

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") has completed a vertical well located at 12-13-72-26W5M (100% interest) which extends the northern border of the Puskwa light sweet oil pool adding approximately 2 ½ sections (1,600 acres) of 100% Galleon land to the pool. Currently, the pool delineation is approximately 2-3 miles in width and 5 miles in length based on drilling results, geological and 3D seismic interpretation.

To December 31, 2006, Galleon has drilled 12 wells (11 cased wells) in a 4 section area to the southwest of this northern extension. As previously disclosed, tested capacity of these 11 wells is in excess of 11,150 boepd. The wells are currently under EUB imposed restricted production rates pending regulatory approval. It is expected that production from the 12-13 well will also be initially restricted by the EUB.

The 12-13 well is located approximately 5 miles from the first major well in the pool located at 16-32-71-26W5M. One well (100% interest) is currently drilling and is located a further 1.5 miles northeast of the 12-13 well. One well (100% interest) is planned to be drilled in February and is located a further 4.5 miles northeast of the 12-13 well. Depending upon the success of the drilling program, up to 25 wells are planned at Puskwa in the remainder of 2007 and 2008.

The 12-13 well was rig released on January 26, 2007. The well was drilled to a total depth of 10,630 feet and encountered 26 feet of oil pay in the Beaverhill Lake formation. The well is expected to commence production at restricted rates of between 150 and 250 boepd (88% oil and 12% gas) with no water. The quality of the light sweet oil is 38° API.

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to over 1 million gross acres of land.

Galleon has approximately 57.8 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, the plan and development of certain

prospects, production estimates, productive capacity and allowable production rates for the wells, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risk that regulatory approval to allow increased production at Puskwa will not be obtained or be delayed for an extended period of time, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – March 13, 2007

GALLEON ANNOUNCES RECORD RESERVES AND STRONG FINANCIAL RESULTS IN 2006

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon" or the "Corporation") announces record corporate reserves and strong financial results in 2006.

2006 Highlights

- Net present value of estimated future net revenue before tax from proved plus probable gross reserves based on forecast prices and costs discounted at 10% is $894 million, a 78% increase over December 31, 2005;
- Proved plus probable gross reserves grew to 50.4 million Boe, an increase of 54% over December 31, 2005 – over 80% of this increase was due to growth in light oil reserves;
- Proved gross reserves grew to 28.3 million Boe, an increase of 37% over December 31, 2005;
- Proved plus probable gross reserve life index of 12.7 years based on average Q4 2006 production;
- Replaced production 5.2 times based on proved plus probable gross reserves;
- Proved plus probable gross reserves comprise 36% light oil, 38% natural gas; 25% heavy oil and 1% natural gas liquids;
- Access to over 1 million gross acres of land, approximately 70% net owned;
- Funds from operations[1] of $85.2 million ($1.60/basic share), a 9% increase from 2005;
- Earnings of $13.8 million ($0.26/basic share);
- Average daily production of 9,370 Boe, an increase of 43% from 2005; natural gas – 32.6 Mmcf and crude oil and NGLs – 3,939 Bbl;
- Drilling of 118 gross wells resulting in 72 gross (59.9 net) natural gas wells and 34 gross (28.1 net) oil wells; a success rate of 90%;
- Capital expenditures of $283.3 million including $92.1 million on facilities, plus property acquisitions of $25.4 million;
- Share equity issuances for gross proceeds of $175.2 million and the issuance of 8,995,700 million Class A shares;
- Class A share three for two split in June 2006;
- Increase in the extendible revolving credit facility to $170 million;
- In February 2007, the extendible revolving facility was increased to $180 million and a $28.5 million non-revolving facility was approved to fund the acquisition of properties in the Dawson area of Alberta.
- [1] Funds from operations and funds from operations per share is not a standard measure under generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other companies. Management believes that funds flow per share is a useful supplementary measure that may assist investors in assessing the underlying per share value of the Corporation.

Reserves

The reserves of the Corporation were evaluated by Degolyer and MacNaughton Canada Limited ("DeGolyer") as at December 31, 2006. The reserve evaluation has been approved by the Board of Directors of Galleon.

Gross reserves are the total of the Corporation's working interest share before deduction of royalties owned by others. Net reserves are the total of the Corporation's working interest reserves after deducting amounts attributable to royalties owned by others, plus the Corporation's royalty interest reserves.

Galleon's proved plus probable gross reserve life index is 12.7 years based on average fourth quarter 2006 production.

In 2006, capital and reserve additions are as follows:

	Capital expenditures $MM	Proved reserve additions MMBoe	Proved plus probable reserve additions MMBoe
Exploration & development	283.3	10.8	20.6
Acquisitions	25.4	0.3	0.5
Change in future capital - proven	42.1	-	-
Change in future capital - probable	26.4	-	-
Total	377.2	11.1	21.1

The aggregate of exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Forecast price case – Remaining Reserves as of December 31, 2006

Reserve category	Light Oil (Mbbl)		Heavy Oil (Mbbl)		Sales Gas (MMcf)		Natural Gas Liquids (Mbbl)		Total (Mboe)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	3,540	2,693	2,121	1,800	31,738	24,415	150	101	11,101	8,663
Proved Developed Non-Producing	334	262	996	834	17,051	13,227	79	53	4,251	3,354
Proved Undeveloped	4,075	3,035	4,506	3,889	25,380	20,105	137	91	12,948	10,366
Total Proved	**7,949**	**5,989**	**7,622**	**6,523**	**74,169**	**57,746**	**365**	**244**	**28,298**	**22,380**
Probable	10,012	6,637	5,016	4,164	40,974	32,064	257	174	22,114	16,319
Total proved plus probable	**17,961**	**12,627**	**12,638**	**10,687**	**115,143**	**89,810**	**622**	**418**	**50,412**	**38,700**

Gross proved plus probable reserves at Puskwa, Dawson Montney gas, Eaglesham and Edam combined represent approximately 79% of corporate reserves volumes and 80% of corporate reserves value.

Forecast Price Case	Future Net Revenue Before Income Taxes as of December 31, 2006 ($M)			
		Discounted at:		
Reserve category	Undisc	5%	8%	10%
Proved Developed Producing	307,210	267,779	249,465	238,832
Proved Developed Non-Producing	90,232	76,002	69,112	65,058
Proved Undeveloped	279,270	198,760	165,685	147,836
Total Proved	676,712	542,541	484,262	451,726
Probable	617,028	519,773	471,420	442,460
Total proved plus probable	1,293,740	1,062,314	955,682	894,186

Note: Future net revenue does not represent fair market value

DeGolyer used the following price assumptions in the forecast reserves pricing and costs case as released by DeGolyer effective December 31, 2006.

Pricing assumptions	WTI Cushing Oklahoma ($U.S./Bbl)	Edmonton Oil Price ($Cdn./Bbl)	Alberta Spot ($Cdn./Mcf)
2007	65.00	75.12	7.32
2008	65.52	75.71	7.91
2009	64.27	74.26	7.72
2010	61.73	71.30	7.48
2011	59.07	68.20	7.68
2012	59.11	68.25	7.77
2013	60.29	69.62	7.92
2014	61.50	71.01	8.07

Production, operations and acquisition

Production averaged 10,869 boepd during the fourth quarter of 2006. Galleon expects that production growth will vary from 5-15% per quarter during 2007. Based on field receipt estimates and planned production additions, production growth in Q1 and Q2 2007 is expected to be in the mid-range of this guidance. Based on weekly field estimates, recent production has averaged between 12,500 and 13,000 boepd. Estimated 2007 exit production is targeted between 17,000 and 21,000 boepd (based on obtaining regulatory approvals removing restrictions on production at Puskwa during 2007).

During Q1 2007, production at Edam was affected by pump failures and cold weather. At Puskwa, new pumps designed for two horizontal wells caused temporary mechanical problems which have been resolved. At Dawson, in the highly successful Montney gas play, initial flush decline rates were higher than budgeted. Due to better performance on new wells, Eaglesham production was higher than forecast.

In Q1 2007, Galleon acquired an interest in a partnership holding approximately 500 boepd (70% oil and 30% gas) in the Dawson area of Alberta. Approximately 30,000 net acres of undeveloped land was included. Galleon has identified significant upside in the undeveloped land for Montney gas and plans to drill up to 10 wells in the next 12 months. Cash consideration of $28.4 million including closing adjustments was paid.

Galleon is considering an asset divestiture of approximately 500 boepd of non-core assets in the near future.

Puskwa update

A vertical well located at 16-24-71-26W5M (100% interest) was drilled and cased in Q1 2007. This well is located approximately 6.5 miles from the original discovery well at 16-32-71-26W5M. The 16-24 well encountered 17 feet of oil pay and completion operations are underway. The well located at 2-5-71-26W5M (100% interest) is currently drilling and is expected to be finished drilling in late March or early April. The 2-5 well is located approximately 9 miles from the 16-32 well.

Depending upon the success of the drilling program, up to 25 wells are planned at Puskwa in the remainder of 2007 and 2008.

GALLEON ENERGY INC.
Balance Sheets
As at December 31

($000s)	2006	2005
ASSETS		
CURRENT		
Accounts receivable	24,639	23,234
Deposits and prepaid expenses	1,839	961
Fair value of financial derivative	190	-
	26,668	24,195
Goodwill	10,139	10,139
Property and equipment	577,758	318,285
	614,565	**352,619**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	54,695	42,677
Bank loan	122,996	75,301
	177,691	117,978
Asset retirement obligation	21,432	11,186
Future income taxes	32,287	26,395
	231,410	155,559
SHAREHOLDERS' EQUITY		
Share capital	339,869	174,463
Contributed surplus	11,619	4,756
Retained earnings	31,667	17,841
	383,155	197,060
	614,565	**352,619**

GALLEON ENERGY INC
Statements of Earnings and Retained Earnings
Years ended December 31

($000s, except per share amounts)	**2006**	**2005**
REVENUE		
Petroleum and natural gas revenue	157,931	135,050
Royalties, net of ARTC and GCA	(23,529)	(29,805)
Other income	5	25
	134,407	105,270
EXPENSES		
Operating	33,675	15,805
Transportation	4,507	3,601
General and administration	5,590	4,438
Interest	4,527	2,389
Stock-based compensation	7,713	3,950
Accretion	631	363
Depletion and depreciation	60,929	40,920
Gain on financial derivative	(190)	-
	117,382	71,466
Earnings before taxes	17,025	33,804
Income taxes		
Capital and other taxes	957	958
Future income taxes	2,242	13,226
	3,199	14,184
NET EARNINGS	**13,826**	**19,620**
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	17,841	(1,779)
RETAINED EARNINGS, END OF YEAR	31,667	17,841
NET EARNINGS PER SHARE		
Basic	$0.26	$0.45
Diluted	$0.25	$0.42
Weighted average Class A shares – basic	53,343,857	43,882,430
– diluted	55,907,653	46,569,053

GALLEON ENERGY INC.
Statements of Cash Flows
Years ended December 31

($000s)	2006	2005
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net earnings	13,826	19,620
Items not requiring cash:		
Future income taxes	2,242	13,226
Depletion and depreciation	60,929	40,920
Accretion	631	363
Stock-based compensation	7,713	3,950
Gain on financial derivative	(190)	-
Abandonment costs	(614)	-
Change in non-cash working capital	(39)	(6,125)
	84,498	71,954
FINANCING ACTIVITIES		
Issue of common shares	178,300	103,878
Share issue costs	(10,092)	(6,424)
Bank loan	47,694	26,895
	215,902	124,349
INVESTING ACTIVITIES		
Additions to equipment inventory	(1,429)	(272)
Additions to oil and gas properties	(283,348)	(106,929)
Acquisition of oil and gas properties	(25,396)	(103,462)
Change in non-cash working capital	9,773	14,360
	(300,400)	(196,303)
CHANGE IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	-	-
SUPPLEMENTARY INFORMATION		
Cash interest paid	5,040	2,389
Cash taxes paid	1,208	958

Performance by Property

Years ended December 31	2006 Production		2006 Operating netbacks/ BOE [1]	2005 Production		2005 Operating netbacks/ BOE[1]	2006 Funds from operations 2
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	657	7	55.55	-	-	-	15
Dawson Montney gas	1,120	12	23.18	200	3	43.29	11
Eaglesham	280	3	35.42	-	-	-	4
Dawson	4,010	43	28.62	4,123	63	39.06	48
Calais	1,002	11	26.62	815	13	33.28	12
Edam and other heavy oil	1,846	20	7.57	788	12	10.89	6
Other	455	4	22.32	613	9	32.62	4
	9,370	100	**25.39**	**6,539**	100	**34.46**	100

1. Operating netbacks/BOE exclude ARTC and GCA and are calculated by subtracting royalties and operating costs from revenues.
2. Funds from operations and funds from operations per share is not a standard measure under GAAP and may not be comparable to similar measures presented by other companies. Management believes that funds flow per share is a useful supplementary measure that may assist investors in assessing the underlying per share value of the Corporation.

Quarterly Highlights	2006 Q4	Q3	Q2	Q1
Production				
Light oil (Bbl/d)	2,419	1,823	1,753	1,859
Heavy oil (Bbl/d)	2,100	1,984	1,705	1,580
Natural Gas (Mcf/d)	36,733	33,068	30,014	30,445
Liquids (Bbl/d)	230	102	100	93
BOE/d	**10,869**	**9,420**	**8,560**	**8,606**
Total BOE produced	999,982	866,646	778,992	774,578
Daily BOE of production per million Class A shares – basic	**191**	**172**	**165**	**173**
Prices (net of transportation)				
Light oil ($/Bbl)	61.12	75.65	75.63	65.66
Heavy oil ($/Bbl)	31.16	47.01	42.69	24.71
Crude oil ($/Bbl)	47.19	53.35	59.39	46.78
Natural Gas ($/Mcf)	6.84	5.58	5.97	7.36
NGLs ($/Bbl)	56.02	69.83	65.71	57.62
Per BOE ($)				
Revenues	45.26	46.06	46.88	46.77
Royalties, net of ARTC & GCA	(6.02)	(7.20)	(4.34)	(10.18)
Transportation costs	(1.37)	(1.25)	(1.22)	(1.43)
Operating costs	(9.65)	(10.66)	(9.91)	(9.12)
Net	**28.22**	**26.95**	**31.41**	**26.04**
Other revenue	-	-	-	-
G&A	(2.67)	(0.80)	(1.37)	(1.50)
Interest	(1.49)	(1.39)	(1.41)	(0.95)
Capital and other taxes	(0.21)	(0.33)	(0.30)	(0.29)
Funds from operations 1	**23.85**	**24.43**	**28.33**	**23.30**

1. Funds from operations and funds from operations per share is not a standard measure under GAAP and may not be comparable to similar measures presented by other companies. Management believes that funds flow per share is a useful supplementary measure that may assist investors in assessing the underlying per share value of the Corporation.

Quarterly Highlights	2005			
	Q4	Q3	Q2	Q1
Production				
Light oil (Bbl/d)	2,271	2,213	1,393	670
Heavy oil (Bbl/d)	1,135	1,205	594	206
Natural Gas (Mcf/d)	32,212	27,452	21,813	15,511
Liquids (Bbl/d)	99	71	21	37
BOE/d	**8,874**	**8,064**	**5,643**	**3,499**
Total BOE produced	816,420	741,917	513,535	314,887
Daily BOE of production per million Class A shares – basic	**186**	**169**	**130**	**96**
Prices (net of transportation)				
Light oil ($/Bbl)	67.44	73.64	65.35	59.72
Heavy oil ($/Bbl)	29.31	48.19	32.21	26.45
Crude oil ($/Bbl)	54.73	62.54	54.86	51.91
Natural Gas ($/Mcf)	11.16	9.13	6.99	6.51
NGLs ($/Bbl)	58.84	56.64	53.94	44.75
Per BOE ($)				
Revenues	63.68	59.99	48.18	43.86
Royalties, net of ARTC & GCA	(15.01)	(11.69)	(11.11)	(10.08)
Transportation costs	(1.48)	(1.64)	(1.37)	(1.51)
Operating costs	(7.73)	(6.98)	(5.31)	(5.04)
Net	**39.46**	**39.68**	**30.39**	**27.23**
Other revenue	-	-	0.03	0.02
G&A	(1.82)	(1.58)	(2.01)	(2.38)
Interest	(0.91)	(0.90)	(1.09)	(1.33)
Capital and other taxes	(0.40)	(0.38)	(0.49)	(0.32)
Funds from operations 1	**36.33**	**36.82**	**26.83**	**23.22**

1. Funds from operations and funds from operations per share is not a standard measure under GAAP and may not be comparable to similar measures presented by other companies. Management believes that funds flow per share is a useful supplementary measure that may assist investors in assessing the underlying per share value of the Corporation.

Capital Expenditures

($000s)	
Property & equipment balance at December 31, 2005	318,285
Additions to equipment inventory	1,429
Additions to property and equipment	283,348
Acquisition of property and equipment	25,396
Asset retirement obligation	10,229
Depletion and depreciation	(60,929)
Property & equipment balance at December 31, 2006	**577,758**

Year ended December 31	2006		2005	
($000s)		%		%
Land	31,385	11	5,735	5
Geological and geophysical	22,947	8	11,882	11
Drilling and completion	136,740	48	57,748	55
Plant and facilities	92,144	33	31,189	29
Other assets	132	-	375	-
Exploration and Development Expenditures	**283,348**	100	**106,929**	100

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to over 1 million gross acres of land.

Galleon has approximately 57.9 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, the plan and development of certain prospects, production estimates, and expected production growth may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risk that regulatory approval to allow increased production at Puskwa will not be obtained or be delayed for an extended period of time, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, whether the potential sale of non-core assets will be completed, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – March 23, 2007

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

GALLEON ANNOUNCES $30 MILLION FINANCING

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") announces that it has entered into a financing agreement with an underwriting syndicate led by GMP Securities LP. to issue on a "bought deal private placement basis" 1,481,500 Class A shares on a flow through basis ("Flow-Through Shares") at $20.25 each for gross proceeds of $30,000,375. The Flow-Through Shares will be offered in certain provinces of Canada.

The issue is subject to normal regulatory approvals including approval of the Toronto Stock Exchange and closing is expected on or about April 19, 2007.

The proceeds from the issuance of the Flow-Through Shares will be used to incur eligible Canadian exploration expenses which will be renounced in favour of subscribers of the Flow-Through Shares effective on or before December 31, 2007.

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon commenced operations in October 2003 and has had significant success in acquiring undeveloped acreage, drilling and purchasing production.

Galleon has approximately 57.9 million Class A Shares and 922,500 Class B Shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:

Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com or
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com or
Shivon Crabtree, VP Finance and Chief Financial Officer, (403) 261-9276

The Class A Shares issued have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

ADVISORY: This press release contains forward-looking statements. More particularly, this press release contains statements concerning the anticipated closing date of the offering and the anticipated use of the net proceeds of the offering. Although Galleon believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because Galleon can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.

The closing of the offering could be delayed if Galleon is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all.

The intended use of the net proceeds of the offering by Galleon might change if the board of directors of Galleon determines that it would be in the best interests of Galleon to deploy the proceeds for some other purpose.

The forward-looking statements contained in this press release are made as of the date hereof and Galleon undertakes no obligations to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR IMMEDIATE RELEASE – March 29, 2007

GALLEON ANNOUNCES FILING OF ITS ANNUAL INFORMATION FORM

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") today filed its Annual Information Form which includes Galleon's reserves data and other oil and gas information for the year ended December 31, 2006 together with the report on reserves data by the independent qualified reserves evaluator on Form 51-101F2 and the report of management and directors on oil and gas disclosure on Form 51-101F3 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of Galleon's Annual Information Form may be obtained on www.sedar.com or by contacting Galleon.

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon commenced operations in October 2003 and has had significant success in acquiring undeveloped acreage, drilling and purchasing production.

Galleon has approximately 57.9 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287, steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277, glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

FOR IMMEDIATE RELEASE – April 19, 2007

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

GALLEON CLOSES $30 MILLION FINANCING

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") announces that it has closed the previously announced financing of 1,481,500 Class A Shares issued on a "flow-through" basis (the "Flow-Through Shares") at $20.25 per share for gross proceeds of approximately $30 million.

The underwriting syndicate was led by GMP Securities L.P., and included Cormark Securities Inc., Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp., and Maison Placements Canada Inc.

The proceeds from the issuance of the Flow-Through Shares will be used to incur eligible Canadian exploration expenses which will be renounced in favour of subscribers of the Flow-Through Shares effective on or before December 31, 2007.

After giving effect to the equity issuance, Galleon has approximately 59.4 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon commenced operations in October 2003 and has had significant success in acquiring undeveloped acreage, drilling and purchasing production. Land access currently exceeds 1 million gross acres.

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287, steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277, glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

The Class A Shares issued have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, and capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

FOR IMMEDIATE RELEASE – May 14, 2007

GALLEON ANNOUNCES RECORD Q1 2007 FINANCIAL RESULTS

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon" or the "Corporation") announces, during Q1 2007, a record production level in the history of the company was set.

Results for the first quarter of 2007:

- Daily production averaged 11,888 BOE, an increase of 9% from Q4 2006, and 38% compared to Q1 2006;
- Funds from operations were $30.2 million ($0.52 per basic share), an increase of 26% from Q4 2006, and 67% compared to Q1 2006;
- Earnings were $3.9 million ($0.07 per basic share), an increase of 106% from Q4 2006, and 125% compared to Q1 2006;
- Operating costs of $8.86/BOE decreased by 8% compared to Q4 2006.
- Drilled 30 gross wells resulting in 17 (15.1 net) natural gas wells and 9 (8.7 net) light oil wells; a success rate of 87%;
- Spent $61.2 million on exploration and development activities;
- A key consolidation acquisition was completed for $28.7 million;
- Subsequent to March 31, 2007, completed an equity offering of flow-through shares for gross proceeds of $30.0 million;
- Subsequent to March 31, 2007, increased available credit facilities to $210 million.

In 2007, Galleon plans to drive production growth by drilling low risk development wells and by taking maximum advantage of the major facilities expansion completed in 2006. Galleon will also aggressively expand exploitation projects at Puskwa – light sweet oil discovery; at Dawson – large Montney natural gas project; and at Eaglesham – multi-zone oil and natural gas project. An exciting exploration program will be layered in with 10 to 15% of the capital budget being committed to new high impact drilling projects. Seven new exploration projects on the Peace River Arch are being worked up with 2 of these having large 3D seismic programs (90 square miles in total) covering them. Multiple high impact locations have been identified and will be drilled in the third and fourth quarters of 2007. The existing opportunity portfolio gives Galleon clear visibility to multiyear drilling which will allow continued growth of production and reserves on a per share basis thereby creating and delivering significant shareholder value.

In the Dawson Montney gas project, production from this project continues to grow and currently exceeds 20 mmscfd. This is a new production record for this project. Two rigs are contracted to drill continuously for the remainder of 2007. Galleon has over five years drilling inventory or over 300 locations on this project which covers an area 25 miles long and 12 miles wide. Based on the drilling inventory, the project has the potential to grow production to over 50 mmscfd. Up to 50 wells are planned in 2007.

At Puskwa, Galleon plans to expand the waterflood projects and the Good Production Practice ("GPP") areas. The first phase of the waterflood injection facility to serve sections 5-72-26W5M and 32-71-26W5M is currently being constructed. This facility is expected to be on stream in June 2007. Galleon plans to gradually ramp up production

on the wells which have been granted GPP. To date, Galleon has drilled 15 wells over a 9 mile fairway of Beaverhill lake sand at Puskwa. Based on geological and geophysical interpretation, Galleon expects to drill continuously over the next two to three years to fully exploit the large oil pool at Puskwa. Up to 30 wells are planned in 2007 and 2008.

Two new high impact light oil exploration projects have been identified in the general Puskwa area. Two wildcat deep test wells exceeding 10,000 feet are planned for the third and fourth quarter of 2007.

At Eaglesham, Galleon continues to drive production higher. Current production is over 1,700 boepd. Three or four deep test wells are planned in the second half of 2007.

Looking forward to Q2 and Q3 2007:

- Expansion of the waterflood/GPP areas at Puskwa;
- Production increases between 5-15% per quarter on average;
- Additional consolidation acquisitions are being considered; and
- Update key high impact exploration drilling projects in several new areas and at Puskwa.

Estimated 2007 exit production is targeted between 17,000 and 21,000 boepd (based on obtaining regulatory approvals removing restrictions on production at Puskwa during 2007).

Galleon has a dominant land position that will sustain strong multiyear growth, repeatable low risk drilling opportunities and control of infrastructure in its operating areas. Galleon has a portfolio of 3D defined high impact exploration projects, access to over 1 million gross acres land and has an inventory of over 500 locations. Galleon plans to drill approximately 125 wells in 2007 based on a capital program of $170 to $220 million.

Comparative financial results for the quarter are as follows:

Three months ended March 31	**2007**		**2006**	
	1,069,915 BOE		774,578 BOE	
($000s)		$/BOE		$/BOE
Revenues	52,974	49.51	36,230	46.77
Royalties	(11,016)	(10.30)	(8,861)	(11.44)
ARTC and gas cost allowance	2,634	2.46	975	1.26
Transportation costs	(1,587)	(1.47)	(1,106)	(1.43)
Operating costs	(9,478)	(8.86)	(7,065)	(9.12)
Net	**33,527**	**31.34**	**20,173**	**26.04**
G&A	(1,264)	(1.18)	(1,160)	(1.50)
Interest costs	(2,246)	(2.10)	(740)	(0.95)
Capital and other taxes	(220)	(0.21)	(226)	(0.29)
Realized gain on financial derivative	373	0.35	-	-
Funds from operations[1]	**30,170**	**28.20**	**18,047**	**23.30**

1 Non-GAAP Measurements

Some terms commonly used in the oil and gas industry, such as funds from operations, funds from operations per share, and operating netback are not defined by GAAP and should not be considered an alternative to, or more meaningful than,

cash provided by operating activities or net earnings as determined in accordance with Canadian GAAP as an indicator of Galleon's performance. Management believes that in addition to net earnings, funds from operations is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Galleon's determination of funds from operations may not be comparable to that reported by other companies. All references to funds from operations are based on cash flow from operating activities before changes in non-cash working capital and abandonment expenditures.

Performance by Property

Three months ended March 31

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE [1]	2007 Funds from operations [2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	1,525	13	49.91	175	2	46.22	22
Dawson Montney gas	2,825	24	31.80	590	7	25.33	26
Eaglesham	1,554	13	32.57	-	-	-	15
Dawson	3,038	26	28.48	4,298	50	31.91	25
Edam and other heavy oil	2,082	17	10.23	1,585	18	0.98	6
Calais	477	4	20.80	1,444	17	28.31	3
Other	387	3	23.07	514	6	23.76	3
	11,888	100	**28.88**	**8,606**	100	**24.78**	100

[1] Operating netbacks/BOE exclude ARTC and GCA and are calculated by subtracting royalties and operating costs from revenues.
[2] See "Non-GAAP Measurements".

Capital Expenditures

Three months ended March 31	**2007**		**2006**	
($000s)		%		%
Land	3,633	6	6,728	10
Geological and geophysical	2,930	5	12,322	19
Drilling and completion	40,553	66	26,110	40
Plant and facilities	14,048	23	20,135	31
Other assets	45	-	(133)	-
Exploration and Development Expenditures	**61,209**	100	**65,162**	100

GALLEON ENERGY INC.
Consolidated Balance Sheets as at

($000s)	March 31, 2007 (unaudited)	December 31, 2006
ASSETS		
CURRENT		
Accounts receivable	26,069	24,639
Deposits and prepaid expenses	1,411	1,839
Fair value of financial derivative	669	190
	28,149	26,668
Goodwill	16,013	10,139
Property and equipment	648,587	577,758
	692,749	**614,565**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	48,576	54,695
Bank loan	189,414	122,996
	237,990	177,691
Asset retirement obligation	23,174	21,432
Future income taxes	53,543	32,287
	314,707	231,410
SHAREHOLDERS' EQUITY		
Share capital	329,234	339,869
Contributed surplus	13,220	11,619
Retained earnings	35,588	31,667
	378,042	383,155
	692,749	**614,565**

GALLEON ENERGY INC
Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
Three months ended March 31

($000s, except per share amounts) (unaudited)	**2007**	**2006**
REVENUE		
Petroleum and natural gas revenue	52,974	36,230
Royalties, net of ARTC and GCA	(8,382)	(7,886)
	44,592	28,344
EXPENSES		
Operating	9,478	7,065
Transportation	1,587	1,106
General and administration	1,264	1,160
Interest	2,246	740
Stock-based compensation	1,861	1,292
Accretion	317	144
Depletion and depreciation	22,022	12,760
Realized gain on financial derivative	(373)	
Unrealized gain on financial derivative	(479)	-
	37,923	24,267
Earnings before taxes	6,669	4,077
Income taxes		
Capital and other taxes	220	226
Future income taxes	2,528	2,111
	2,748	2,337
NET EARNINGS AND COMPREHENSIVE INCOME	**3,921**	**1,740**
RETAINED EARNINGS, BEGINNING OF PERIOD	31,667	17,841
RETAINED EARNINGS, END OF PERIOD	35,588	19,581
NET EARNINGS PER SHARE (note 7)		
Basic	$0.07	$0.04
Diluted	$0.07	$0.03
Weighted average Class A shares – basic	57,800,899	49,661,598
– diluted	59,947,494	52,220,178

GALLEON ENERGY INC.
Consolidated Statements of Cash Flows
Three months ended March 31

($000s) (unaudited)	2007	2006
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net earnings	3,921	1,740
Items not requiring cash:		
Future income taxes	2,528	2,111
Depletion and depreciation	22,022	12,760
Accretion	317	144
Stock-based compensation	1,861	1,292
Unrealized gain on financial derivative	(479)	-
Abandonment costs	(347)	-
Change in non-cash working capital	(2,063)	7,442
	27,760	25,489
FINANCING ACTIVITIES		
Issue of common shares	800	56,945
Share issue costs	(4)	(3,459)
Bank loan	66,418	(15,215)
	67,214	38,271
INVESTING ACTIVITIES		
Additions to equipment inventory	-	(1,389)
Additions to oil and gas properties	(61,209)	(65,162)
Acquisition of oil and gas properties	(28,706)	(1)
Change in non-cash working capital	(5,059)	2,792
	(94,974)	(63,760)
CHANGE IN CASH	-	-
CASH, BEGINNING AND END OF PERIOD	-	-
SUPPLEMENTARY INFORMATION		
Cash interest paid	2,235	740
Cash taxes paid	165	226

Galleon has approximately 59.4 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;

Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, the plan and development of certain prospects, production estimates, and expected production growth may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risk that regulatory approval to allow increased production at Puskwa will not be obtained or be delayed for an extended period of time, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, whether the potential sale of non-core assets will be completed, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – July 10, 2007

GALLEON PROVIDES UPDATE ON SECOND QUARTER 2007 OPERATIONS

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") is pleased to announce a 78% success rate for the second quarter 2007 drilling program. Nine wells were drilled of which seven (6.6 net) were cased for production including one light oil well (0.6 net), one heavy oil well (1.0 net) and 5 natural gas wells (5.0 net). Currently, Galleon has 6 rigs drilling.

In Q3 2007, Galleon plans to drill up to 35 wells including 26 low and medium risk development and 9 high impact exploration wells (six targeting light oil and three targeting gas). If successful, these high impact wells have the potential to add significant growth in 2008 and 2009. Due to the current strong oil price environment, Galleon's drilling program in Q3 2007 will be biased towards light oil development and exploration projects.

During Q2 2007, production averaged approximately 13,000 boepd (43% oil and 57% gas) based on actual sales and field estimates. This represents an increase of 10% over Q1 2007 average daily production.

<u>Puskwa Beaverhill Lake light sweet oil pool</u>

Waterflood/GPP phase one update:

- On March 23, 2007, Galleon was granted good production practice ("GPP") status by the EUB on section 32-71-26W5M and section 5-72-26W5M. A pilot waterflood was successfully implemented in June 2007. Production will be gradually increased in order to continue proper reservoir management.

Waterflood/GPP phase two update:

- On May 19, 2007, Galleon applied for waterflood expansion on two additional developed sections.

Drilling update:

- Two wells targeting the Beaverhill Lake sand at Puskwa are currently drilling including one wildcat well testing a new structure. This well is located three miles south of the main Puskwa oil pool.
- During Q3 2007, testing is expected to commence on the well located at 2-5-73-25W5M which was cased for production in Q1 2007. This well encountered Beaverhill Lake sand and a secondary up-hole zone with 50 feet of hydrocarbon pay.
- Five light oil locations are scheduled to be drilled in Q3 2007 in the main Puskwa pool.

<u>Eaglesham project</u>

- One large 3D seismic shoot is planned to identify additional locations and to expand the high impact oil and gas exploration program.

- Up to 12 wells are scheduled in the next six months including 4 Wabamun light oil locations. Wells in the Wabamun formation characteristically have high deliverability.

Dawson Montney natural gas pools

- Drilled and cased 5 (100% interest) natural gas wells in Q2 2007.
- 15 wells are planned in Q3 2007.
- Galleon has identified over 300 locations in the Dawson area.

Consolidation acquisitions

Undeveloped land, production and facilities have been acquired in two key areas directly adjacent to Galleon's land holdings in the Peace River Arch.

At Eaglesham/Kakut, 200 boe/d of production (30% light oil/condensate and 70% gas), an oil battery and a natural gas plant were acquired. This acquisition gives Galleon greater control of infrastructure and a more dominant land position over a three township area (6 miles by 18 miles).

At Dawson, on the Montney gas play, 100 boe/d of production (100% gas) and over 8 miles of gathering systems connected to Galleon's 30 mmcf/d gas plant were purchased. This acquisition facilitates expansion of the Montney gas fairway by 15 miles to the south of Galleon's existing land base.

Galleon expects that production growth will increase on average between 5% and 15% per quarter during 2007. Estimated 2007 exit production is targeted between 17,000 and 21,000 boe/d. The upper range will be dependent upon obtaining regulatory approvals to remove restrictions on production at Puskwa.

Galleon has recently entered into two financial oil hedges. For the remainder of 2007 and for calendar 2008, 2,000 bbl/d of crude oil has been contracted within a costless collar of $70 to $80.75/bbl Cdn.

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to approximately 1 million gross acres of land.

Galleon has approximately 57.9 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, tie in of wells and commencement of production from new wells, the plan and development of certain prospects, and production estimates may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, surface conditions may delay projects and/or operations,wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – July 20, 2007

GALLEON ANNOUNCES EXPANDING GROWTH TEAM

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") is pleased to announce the expansion of the management team with the appointment of Mr. Marc Houle to the position of Vice-President, Exploration West, Mr. Jim Iverson to the position of Vice-President, Exploration East, Mr. Dale Orton to the position of Vice-President, Engineering, Mr. Devin Sundstrom to the position of Vice-President, Production, Mr. Chris Tibbles to the position of Vice-President, Land and Mr. Bill Wee to the position of Vice-President, Corporate Development. Additional information may be found on Galleon's website located at www.galleonenergy.com.

Galleon is a technically oriented high growth junior oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to approximately 1 million gross acres of land.

Galleon has approximately 59.7 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

FOR IMMEDIATE RELEASE – August 14, 2007

GALLEON'S SUCCESSFUL DRILLING DRIVES SIGNIFICANT PRODUCTION GROWTH

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon" or the "Corporation"). The positive financial and operating results for Q2 2007 are a direct outcome of the significant drilling success achieved by Galleon.

Drilling activity since June 30, 2007 continues to build momentum with the addition of new discoveries. The drilling program has delivered a new deep liquids rich natural gas discovery at Eaglesham, a new Dawson Montney gas discovery located 10 miles from the existing main gas pools, and the initial completion of one wildcat light sweet oil well at Puskwa south of the main pool. In addition, two new deep light oil discoveries in new exploration areas in the Peace River arch have been drilled in third quarter 2007.

Some of the key accomplishments in second quarter 2007 include:

- Production averaged 13,372 Boe/d, an increase of 56% from Q2 2006 and an increase of 12% from Q1 2007. Compared to Q2 2006, Q2 2007 production volumes increased as follows: light oil 89%, heavy oil 32%, natural gas 51%, and natural gas liquids 156%. This strong production growth is expected to continue in 2007 at a rate of between 5 to 15% per quarter.

- Funds from operations were $32.8 million ($0.55 per basic share), a 49% increase from Q2 2006 and a 9% increase from Q1 2007. This increase is mainly as a result of production increases and lower operating costs.

- Quarterly earnings were $3.3 million with 2007 earnings of $7.2 million.

- Operating costs were $8.63/Boe, a decrease of 13% from Q2 2006 and a 3% decrease from Q1 2007. Capital investment in facilities and infrastructure in 2006 has contributed to this improved cost structure.

- 9 gross wells were drilled of which seven (6.6 net) were cased for production including one light oil well (0.6 net), one heavy oil well (1.0 net) and 5 natural gas wells (5.0 net); resulting in a success rate of 78%.

- Spent $23.9 million on exploration and development activities and raised $30 million in equity financing to fund the exploration program reducing bank debt to $177.9 million at June 30, 2007.

Strong production and cash flow growth in core areas

The Puskwa light sweet oil, the Dawson Montney gas and the Eaglesham oil and gas projects are delivering strong sustainable growth in production, cash flow and earnings.

At Puskwa, production averaged 2,128 BOE/d (16% of corporate production) during Q2 2007. This represents an increase of 326% from average production in Q2 2006. In Q2 2007, Puskwa generated 27% of corporate funds from operations with an operating netback of $49.78/BOE. This demonstrates the premium pricing and cost efficiencies of

this project. The production rate for the second quarter reflects the rate restrictions imposed by the EUB on all but two producing wells and is not indicative of the production capacity in the area.

The drilling success and the implementation of enhanced oil recovery/waterflood projects will continue to drive the light oil production growth from Puskwa in the second half of 2007.

In the Montney gas project at Dawson, production averaged 3,826 BOE/d or 23 Mmcf/d (29% of corporate production) during Q2 2007. Year over year, this is an increase of 180%. This project made up 31% of funds from operations and had an operating netback or $32.74/BOE or $5.46/Mcf. Despite short term softness in natural gas prices, this project is delivering strong production and cash flow growth.

The combination of low operating costs and high well productivity and reserves continue to make this a profitable project for the company at natural gas prices of above $2.60 to $2.80/Mcf.

At Eaglesham, average production in Q2 2007 was 1,713 BOE/d (13% of corporate production). This compares to 150 BOE/d in Q2 2006. The operating netback for second quarter 2007 was $29.83/BOE or $4.97/Mcf. Eaglesham generated 13% of corporate funds from operations.

Puskwa operations update

To the south of the main Puskwa pool, one wildcat well (100% interest) which tested a new structure was cased on July 30, 2007. This well produced clean oil and the productivity will be assessed once completion and testing operations have ended.

In the main Puskwa light oil pool, a further development well (100% interest) has been drilled. Although completion operations have just begun, initial results indicate that this well is capable of producing oil volumes at rates similar to those of previously drilled wells in the pool. This well will initially be restricted to a EUB-imposed production volume limitation. The continued drilling success in the main Puskwa pool confirms the significant reserve accumulation of light oil from the Beaverhill Lake formation.

Two rigs are currently drilling development locations in the main Puskwa pool. Up to 4 additional wells are planned in the remainder of 2007. Galleon has access to 45 sections (100% interest except for 1 section) on the Puskwa Beaverhill Lake fairway.

Dawson Montney gas operations update

Subsequent to second quarter 2007, Galleon has successfully expanded the main fairway of the Montney gas play by drilling one well which is located 10 miles from the existing main producing area. This well tested in excess of 1.5 Mmcf/d (250 BOE/d). Galleon has access to over 537 sections of land in this play with an average working interest of approximately 90% and has identified over 300 drilling locations. Galleon has a 30 well program planned for the second half of 2007.

Eaglesham operations update

Galleon has completed testing operations on a deep gas well (65% interest) at Eaglesham. The well encountered over 100 feet of gas pay with natural gas liquids. Test rates were 4.5 Mmcf/d plus natural gas liquids of 90 Bbls/d, for a total of over 800 BOE/d of gross production. This well is expected to be placed on-stream within the next two weeks at an initial rate in excess of 2 Mmcf/d gross.

At Eaglesham, Galleon has completed another significant Cretaceous gas well (60% interest). The calculated absolute open flow potential of this well is approximately 26 Mmcf/d (4,333 BOE/d). This well is expected to be placed on production at a rate of 2 Mmcf/d gross during the third quarter of 2007.

Galleon has expanded its exploration program at Eaglesham this summer by successfully acquiring over 32 square miles of 3D seismic. The data is in the process of being interpreted. Galleon has access to over 70 sections (average working interest of 72%) of land in the Eaglesham area.

New exploration areas update

At Mcleans Creek, Alberta, one well tested at 500 BOE/d (50% interest) of light sweet oil. At Kimiwan, Alberta one well tested 200 BOE/d (55% interest) of light sweet oil. Three to four follow up locations have been identified.

Subsequent to June 30, 2007, Galleon completed an acquisition of oil and gas properties in the Eaglesham/Kakut area of Alberta for $15.1 million. This strategic consolidation acquisition further strengthens Galleon's land position and control of infrastructure in the area. Galleon continues to pursue other acquisitions which have an attractive intrinsic value and which are accretive on a cash flow and reserve basis.

Results of Operations

Three months ended June 30	**2007**		**2006**	
	1,216,855 BOE		778,992 BOE	
($000s)		$/BOE		$/BOE
Revenues	60,735	49.91	36,517	46.88
Royalties	(13,609)	(11.18)	(6,980)	(8.96)
ARTC and gas cost allowance	2,603	2.14	3,595	4.62
Transportation costs	(1,408)	(1.16)	(950)	(1.22)
Operating costs	(10,507)	(8.63)	(7,716)	(9.91)
Net	**37,814**	**31.08**	**24,466**	**31.41**
G&A	(1,797)	(1.48)	(1,068)	(1.37)
Interest costs	(2,682)	(2.20)	(1,098)	(1.41)
Capital and other taxes	(502)	(0.41)	(231)	(0.30)
Realized gain on financial derivative	-	-	-	-
Funds from operations	**32,833**	**26.99**	**22,069**	**28.33**

Six months ended June 30	**2007**		**2006**	
	2,286,770 BOE		1,553,570 BOE	
($000s)		$/BOE		$/BOE
Revenues	113,709	49.72	72,747	46.83
Royalties	(24,625)	(10.77)	(15,841)	(10.20)

ARTC and gas cost allowance	5,237	2.29	4,570	2.94
Transportation costs	(2,995)	(1.31)	(2,056)	(1.32)
Operating costs	(19,985)	(8.74)	(14,781)	(9.51)
Net	**71,341**	**31.19**	**44,639**	**28.74**
Other Revenue	-	-	-	-
G&A	(3,061)	(1.34)	(2,228)	(1.43)
Interest costs	(4,928)	(2.15)	(1,838)	(1.18)
Capital and other taxes	(722)	(0.32)	(457)	(0.29)
Realized gain on financial derivative	373	0.16	-	-
Funds from operations	**63,003**	**27.54**	**40,116**	**25.84**

Quarterly Highlights	2007		2006			
	Q2	Q1	Q4	Q3	Q2	Q1
Production						
Light oil (Bbl/d)	3,317	3,127	2,419	1,823	1,753	1,859
Heavy oil (Bbl/d)	2,247	2,081	2,100	1,984	1,705	1,580
Natural Gas (Mcf/d)	45,314	38,845	36,733	33,068	30,014	30,445
Liquids (Bbl/d)	256	206	230	102	100	93
BOE/d	**13,372**	**11,888**	**10,869**	**9,420**	**8,560**	**8,606**
Total BOE produced	1,216,855	1,069,915	999,982	866,646	778,992	774,578
Daily BOE of production per million Class A shares – basic[1]	**226**	**206**	**191**	**172**	**165**	**173**
Prices (net of transportation)						
Light oil ($/Bbl)	70.12	63.24	61.12	75.65	75.63	65.66
Heavy oil ($/Bbl)	35.89	36.55	31.16	47.01	42.69	24.71
Crude oil ($/Bbl)	56.30	52.57	47.19	53.35	59.39	46.78
Natural Gas ($/Mcf)	7.14	7.36	6.84	5.58	5.97	7.36
NGLs ($/Bbl)	59.67	56.64	56.02	69.83	65.71	57.62
Per BOE ($)						
Revenues	49.91	49.51	45.26	46.06	46.88	46.77
Royalties, net of ARTC & GCA	(9.04)	(7.84)	(6.02)	(7.20)	(4.34)	(10.18)
Transportation costs	(1.16)	(1.47)	(1.37)	(1.25)	(1.22)	(1.43)
Operating costs	(8.63)	(8.86)	(9.65)	(10.66)	(9.91)	(9.12)
Net	**31.08**	**31.34**	**28.22**	**26.95**	**31.41**	**26.04**
Other revenue	-	-	-	-	-	-
G&A	(1.48)	(1.18)	(2.67)	(0.80)	(1.37)	(1.50)
Interest	(2.20)	(2.10)	(1.49)	(1.39)	(1.41)	(0.95)
Capital and other taxes	(0.41)	(0.21)	(0.21)	(0.33)	(0.30)	(0.29)
Realized gain on financial derivative	-	0.35	-	-	-	-
Funds from operations	**26.99**	**28.20**	**23.85**	**24.43**	**28.33**	**23.30**

[1]Restated to reflect a three-for-two Class A share split in June 2006.

Capital Expenditures

Three months ended June 30	**2007**		**2006**	
($000s)		%		%
Land	1,812	8	5,501	9
Geological and geophysical	3,200	13	4,748	8
Drilling and completion	15,240	64	26,465	45
Plant and facilities	3,547	15	22,166	38
Other assets	141	-	48	-
Exploration and Development Expenditures	**23,940**	100	**58,928**	100

Six months ended June 30	2007		2006	
($000s)		%		%
Land	5,445	6	12,229	10
Geological and geophysical	6,130	7	17,070	14
Drilling and completion	55,793	66	52,575	42
Plant and facilities	17,595	21	42,300	34
Other assets	186	-	(85)	-
Exploration and Development Expenditures	**85,149**	100	**124,089**	100

GALLEON ENERGY INC.
Consolidated Balance Sheets as at

($000s) (unaudited)	June 30, 2007	December 31, 2006
ASSETS		
CURRENT		
Accounts receivable	26,122	24,639
Deposits and prepaid expenses	2,552	1,839
Fair value of financial derivative	642	190
	29,316	26,668
Goodwill	16,022	10,139
Property and equipment	653,774	577,758
	699,112	**614,565**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	38,461	54,695
Bank loan	168,091	122,996
	206,552	177,691
Asset retirement obligation	23,748	21,432
Future income taxes	55,082	32,287
	285,382	231,410
SHAREHOLDERS' EQUITY		
Share capital	359,916	339,869
Contributed surplus	14,955	11,619
Retained earnings	38,859	31,667
	413,730	383,155
	699,112	**614,565**

GALLEON ENERGY INC
Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings

($000s, except per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	**2006**	**2007**	**2006**
REVENUE				
Petroleum and natural gas revenue	60,735	36,517	113,709	72,747
Royalties, net of ARTC and GCA	(11,006)	(3,385)	(19,388)	(11,271)
	49,729	33,132	94,321	61,476
EXPENSES				
Operating	10,507	7,716	19,985	14,781
Transportation	1,408	950	2,995	2,056
General and administration	1,797	1,068	3,061	2,228
Interest	2,682	1,098	4,928	1,838
Stock-based compensation	2,193	2,718	4,054	4,011
Accretion	356	153	673	296
Depletion and depreciation	24,979	13,404	47,001	26,164
Realized gain on financial derivative	-	-	(373)	-
Unrealized loss (gain) on financial derivative	26	-	(453)	-
	43,948	27,107	81,871	51,374
Earnings before taxes	5,781	6,025	12,450	10,102
Income taxes				
Capital and other taxes	502	231	722	457
Future income taxes (recovery)	2,008	(2,191)	4,536	(80)
	2,510	(1,960)	5,258	377
NET EARNINGS AND COMPREHENSIVE INCOME	**3,271**	**7,985**	**7,192**	**9,725**
RETAINED EARNINGS, BEGINNING OF PERIOD	35,588	19,581	31,667	17,841
RETAINED EARNINGS, END OF PERIOD	38,859	27,566	38,859	27,566
NET EARNINGS AND COMPREHENSIVE INCOME PER SHARE				
Basic	0.06	0.15	0.12	0.19
Diluted	0.05	0.15	0.12	0.18
Weighted average Class A shares – basic	59,204,393	52,003,462	58,506,523	50,838,999
– diluted	61,175,217	54,838,259	60,427,881	53,471,081

GALLEON ENERGY INC.
Consolidated Statements of Cash Flows
($000s) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	**2006**	**2007**	**2006**
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net earnings	3,271	7,985	7,192	9,725
Items not requiring cash:				
Future income taxes	2,008	(2,191)	4,536	(80)
Depletion and depreciation	24,979	13,404	47,001	26,164
Accretion	356	153	673	296
Stock-based compensation	2,193	2,718	4,054	4,011
Unrealized loss (gain) on financial derivative	26	-	(453)	-
Abandonment costs	(109)	-	(456)	-
Change in non-cash working capital	(1,619)	(214)	(3,682)	5,838
	31,105	21,855	58,865	45,954
FINANCING ACTIVITIES				
Issue of common shares	31,378	742	32,178	57,687
Share issue costs	(1,632)	-	(1,636)	(3,459)
Bank loan	(21,323)	61,540	45,095	46,325
	8,423	62,282	75,637	100,553
INVESTING ACTIVITIES				
(Additions to) disposal of equipment inventory	(272)	-	453	-
Additions to oil and gas properties	(23,668)	(58,928)	(85,602)	(124,089)
Acquisition of oil and gas properties	(5,900)	(25,854)	(34,606)	(25,856)
Change in non-cash working capital	(9,688)	995	(14,747)	3,788
	(39,528)	(83,787)	(134,502)	(146,157)
CHANGE IN CASH	-	350	-	350
CASH, BEGINNING AND END OF PERIOD	-	350	-	350
SUPPLEMENTARY INFORMATION				
Cash interest paid	2,933	1,252	5,168	1,992
Cash taxes paid	168	538	333	765

Galleon has approximately 59.8 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;

Glenn R. Carley, Executive Chairman, (403) 261-9277, glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, the plan and development of certain prospects, production estimates, expected production growth and production additions and the timing thereof may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risk that regulatory approval to allow increased production at Puskwa will not be obtained or be delayed for an extended period of time, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, whether the potential sale of non-core assets will be completed, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – September 6, 2007

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

GALLEON ANNOUNCES $60 MILLION FINANCING

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") announces that it has entered into a financing agreement with an underwriting syndicate led by GMP Securities L.P., and including Cormark Securities Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc., HSBS Securities (Canada) Inc., and Maison Placements Canada Inc. to issue on a "bought deal basis" 1,869,200 Class A shares ("Class A Shares") at $16.05 each and to act as agents on a firm commitment basis for the sale to the public of 1,463,400 Class A Shares on a flow through basis ("Flow Through Shares") at $20.50 each for aggregate gross proceeds of $60,000,360. The Class A Shares and Flow Through Shares will be offered in certain provinces of Canada pursuant to a short form prospectus.

The issues are subject to normal regulatory approvals including approval of the Toronto Stock Exchange and closing is expected on or about September 28, 2007.

Proceeds from the issuances will be used to fund a portion of Galleon's on-going capital investment program. The 2007 capital program is expected to reach the $210 million level due to recent exploration success. The majority of the production additions from the $40 million expansion of the program are anticipated to be realized in 2008.

The proceeds from the issuance of the Flow-Through Shares will be used to incur eligible Canadian exploration expenses which will be renounced in favour of subscribers of the Flow-Through Shares effective on or before December 31, 2007.

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon commenced operations in October 2003 and has had significant success in acquiring undeveloped acreage, drilling and purchasing production.

Galleon has approximately 59.8 million Class A Shares and 922,500 Class B Shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com or
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com or

Shivon Crabtree, VP Finance and Chief Financial Officer, (403) 261-9276

The Class A Shares issued have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

ADVISORY: This press release contains forward-looking statements. More particularly, this press release contains statements concerning the anticipated closing date of the offering, the anticipated use of the net proceeds of the offering and the estimated timing of production additions. Although Galleon believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because Galleon can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the offering could be delayed if Galleon is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the offering by Galleon might change if the board of directors of Galleon determines that it would be in the best interests of Galleon to deploy the proceeds for some other purpose, such as an acquisition. Anticipated timing of production additions to be affected by risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com).

The forward-looking statements contained in this press release are made as of the date hereof and Galleon undertakes no obligations to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FOR IMMEDIATE RELEASE – September 13, 2007

GALLEON PROVIDES UPDATE ON PUSKWA OPERATIONS

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") is pleased to announce the receipt of Alberta Energy Utilities Board ("EUB") approval granting Enhanced Oil Recovery (waterflood) approval and good production practice ("GPP") status on a portion of sections 11 and 13-72-26W5M. Production restrictions on these sections have been immediately removed and production from these wells will be gradually increased over the next few months in an effort to continue proper reservoir management.

Galleon plans to make application to expand this approved waterflood scheme on the recently developed portions of sections 11 and 13 and obtain GPP status thereon.

This is the second approval for waterflood and GPP status at Puskwa. On March 23, 2007, Galleon was granted its first waterflood approval by the EUB on portions of section 32-71-26W5M and section 5-72-26W5M. Water injection was initiated in June 2007 and performance to date has been positive.

Galleon has approximately 59.8 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287, steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277, glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, and timing of increases in production, waterflood and applications for GPP status in certain sections, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, surface conditions may delay projects and/or operations, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – September 28, 2007

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

GALLEON CLOSES $60 MILLION FINANCING

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") announces that it has closed the previously announced financing of 1,869,200 Class A shares ("Class A Shares") at $16.05 each and 1,463,400 Class A Shares issued on a "flow-through" basis (the "Flow-Through Shares") at $20.50 each for aggregate gross proceeds of approximately $60 million.

The underwriting syndicate was led by GMP Securities L.P., and included Cormark Securities Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and Maison Placements Canada Inc.

After giving effect to the equity issuance, Galleon has approximately 63.1 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon commenced operations in October 2003 and has had significant success in acquiring undeveloped acreage, drilling and purchasing production. Land access is approximately 1 million gross acres.

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287, steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277, glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

The Class A Shares issued have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, and capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

FOR IMMEDIATE RELEASE – October 3, 2007

GALLEON ACHIEVES 97% DRILLING SUCCESS IN THIRD QUARTER 2007

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") is pleased to announce a 97% success rate from the third quarter 2007 drilling program. 33 wells were drilled of which 32 (27.4 net) were cased for production including 11 light oil wells (9.4 net), 3 heavy oil wells (2.1 net) and 18 natural gas wells (15.9 net). Currently, Galleon has 4 rigs drilling. This success was realized in Galleon's focus areas as well as in new exploration growth areas.

The Q3 2007 drilling program resulted in significant discoveries in 3 major growth areas in the Peace River arch with two wells being drilled in each of these areas. In the first area, at Eaglesham, one well tested in excess of 800 boepd gross of natural gas and condensate (65% interest). The second well tested 425 boepd gross of light oil (100% interest). In the second area, at McLeans Creek, two wells each tested in excess of 500 boepd gross of light sweet oil (average 75% interest). In the third area, at Kimiwan, two wells each tested in excess of 200 boepd gross (average 80% interest). These wells are expected to be tied-in prior to year end with production rates to be determined. Galleon has a significant land position in these areas with a large number of follow up drilling locations identified by 3D seismic interpretation.

In addition during the third quarter of 2007, a high impact well tested in excess of 8 Mmcf/d of natural gas (15% drawdown) with 200 Bbl/d of natural gas liquids (1,533 boepd gross) (71.2% interest). The well is planned to be tied-in during Q4 2007 at an initial production rate of approximately 4.5 Mmcf/d. This is a restricted rate due to temporary facility constraints.

With this drilling success Galleon expects to reach a 2007 exit production level of at least 17,000 boepd. Of this production level, Dawson Montney, Eaglesham and Puskwa are expected to contribute approximately 26%, 12% and 18% respectively.

<u>Puskwa Beaverhill Lake light sweet oil pool</u>
The Puskwa project has entered the development phase consisting of development drilling and implementation of enhanced oil recovery scheme/waterflood. The enhanced oil recovery is expected to increase oil recovery from 25% to 45% of oil in place. The project will be developed over the next 5 years.

Waterflood/GPP phase one update:

- A pilot waterflood was successfully implemented in June 2007 on section 32-71-26W5M and section 5-72-26W5M.

Waterflood/GPP phase two update:

- As previously announced, on September 12, 2007, Galleon received approval for the waterflood expansion and GPP status on portions of two additional developed sections at 11 and 13-72-26W5M.

Waterflood/GPP phase three update:

- Galleon is currently in the process of applying for approval on remaining portions of developed locations within the Puskwa oil pool.

Drilling update:

- Five wells targeting the Beaverhill Lake sand at Puskwa were drilled and cased (100% interest) in third quarter 2007.
- Four to five light oil locations are scheduled to be drilled in Q4 2007 in the main Puskwa pool.

Eaglesham project

- Four natural gas wells and one light oil well were drilled and cased (79.2% interest) in third quarter 2007.
- Up to 6 wells are scheduled in the next three months including 4 Wabamun light oil locations.

Dawson Montney natural gas pools

This project has expanded to an area extending 12 miles wide and 35 miles long which has been proven through drilling in excess of 70 wells.

- Drilled 15 and cased 14 (92.6% interest) natural gas wells in Q3 2007.
- 11 wells are planned in Q4 2007.
- Galleon has identified over 350 locations in the Dawson area.

In Q4 2007, Galleon plans to drill up to 28 wells including 21 low and medium risk development and 7 high impact exploration wells (6 targeting light sweet oil). If successful, these high impact wells will be catalysts to significant growth on new plays.

Galleon has access to approximately 1 million gross acres of land. Within this land base, over 550 locations have been identified with varying risk profiles. Today, this inventory gives Galleon significant potential for future growth through a 4-5 year drilling program.

Prospect Inventory Update

Prospect	Number of locations	%
Dawson Montney	350	64
Eaglesham	30	5
Kakut	20	4
Puskwa	30	5
McLeans Creek	10	2
Culp	10	2
New exploration	100	18
Total	550	100

During Q3 2007, production averaged approximately 13,700 to 13,900 boepd (42% oil and 58% gas) based on actual sales and field estimates. This represents an increase of 3-4% over Q2 2007 average daily production. One of four compressors located at the Dawson Montney gas plant failed midway during the third quarter of 2007. Average production was affected by approximately 400 boepd due to this mechanical issue. A new compressor has been ordered and is expected to be operational during October.

Galleon has approximately 63.1 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287, steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277, glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled, tested and completed, timing of tie in of wells and commencement of production from new wells and production therefrom, the plan and development of certain prospects, and production estimates may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, surface conditions may delay projects and/or operations, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – October 29, 2007

GALLEON ENERGY INC. PROVIDES UPDATE BASED ON ALBERTA ROYALTY ANNOUNCEMENT

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") has prepared an estimate of the potential effect on its cash flow of the announced Alberta royalty rate changes. If enacted, the changes to the royalty rates would become effective only on January 1, 2009.

Based on the interpretation of publicly available information, Galleon estimates that the potential effect of the proposed changes on cash flow from current production would be approximately 9% to 9.5% (based on benchmark prices of $70 WTI USD and $7.00/Mcf CDN). An increase in the oil price to $80 WTI USD is estimated to result in an additional approximate 0.6% effect on cash flow. As oil prices increase beyond $80 WTI USD, the incremental effect on cash flow would be minimal.

Galleon has seen a reduction in service costs in 2007 as compared to 2006. Costs will continue to decrease in proportion to the anticipated reduction in industry wide cash flow, and consequently, oil field activity, created by the increased royalty structure and other factors.

Given the methodology used in the proposed royalty regime, the effect on cash flow will be affected by depths and productivity of wells. The actual effect of the Alberta royalty rate changes on Galleon will be determined based on, among other things, the actual legislation enacted, the production rates, commodity prices, foreign exchange rates, product mix, service costs and the percentage of production from Alberta after January 1, 2009.

Galleon has a diverse inventory of numerous opportunities in the Peace River Arch area which is known to contain high quality, long life reserves and production. Key growth projects at Puskwa and Eaglesham, Alberta remain highly economic under the proposed new royalty regime. Galleon has access to approximately 1 million gross acres of land with over 550 locations identified on this land base.

As previously announced, Galleon's exit 2007 production is expected to exceed 17,000 Boepd. This represents a growth rate of over 30% from year end 2006.

In the course of developing the 2008 budget, Galleon will review the allocation of capital in order to maximize return on capital. Galleon is well positioned financially to achieve growth and deliver value.

Galleon has approximately 63.2 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon in this news release including management's assessment of future plans and operations, the effect on Galleon and its cash flow from changes to royalty rates in Alberta, expected reductions in service costs and production estimates may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-locking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The news release contains the term cash flow which is commonly used in the oil and gas industry. This term is not defined by GAAP and should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of Galleon's performance. Management believes that cash flow is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Galleon's determination of cash flow may not be comparable to that reported by other companies. All references to cash flow throughout this news release are based on cash flow from operating activities before changes in non-cash working capital and abandonment expenditures.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – November 13, 2007

GALLEON DELIVERS 46% PRODUCTION GROWTH YEAR OVER YEAR

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon" or the "Corporation") is pleased to announce strong financial and operating results in Q3 2007.

The third quarter of 2007 was the best drilling quarter in Galleon's history. Galleon had significant discoveries in 2 new major growth areas (McLeans Creek light sweet oil and Kimiwan light sweet oil) and one existing core area (Eaglesham light sweet oil and deep gas) in the Peace River Arch area.

Today, Galleon has 5 rigs drilling. The drilling program in the next six months continues to target light sweet oil and long reserve life deep gas with natural gas liquids. Based on drilling success and new discoveries in the third quarter of 2007, the fourth quarter drilling program has been expanded by 10% to potentially 30 wells.

Key accomplishments in third quarter 2007 include:

- Production averaged 13,726 Boe/d, an increase of 46% from Q3 2006. Compared to Q3 2006, Q3 2007 production volumes increased as follows: light oil 85%, natural gas 48%, and natural gas liquids 132%. Heavy oil production volumes remained the same year over year.

- Funds from operations were $32.6 million ($0.54 per basic share), a 54% increase from Q3 2006.

- Quarterly earnings were $1.6 million with year to date earnings of $8.8 million.

- Operating costs were $8.35/Boe, a decrease of 22% from Q3 2006.

- 33 gross wells were drilled of which 32 (27.4 net) were cased for production including 11 light oil wells (9.4 net), 3 heavy oil wells (2.1 net) and 18 natural gas wells (15.9 net); resulting in a success rate of 97%.

- Spent $54.3 million on exploration and development activities and raised $60 million in equity financing to fund the exploration program and reduce bank debt to $136.3 million at September 30, 2007.

Core area review

At Puskwa, production averaged 2,056 Boe/d (15% of corporate production) during Q3 2007. Puskwa generated 29% of corporate funds from operations in Q3 2007 with an operating netback (being revenues less royalties and operating costs) of $55.90/Boe.

In the Montney gas project at Dawson, production averaged 3,580 Boe/d or 21.5 Mmcfe/d (26% of corporate production) during Q3 2007. This project made up 20% of funds from operations and had an operating netback of $24.64/Boe or $4.11/Mcfe.

At Eaglesham, average production in Q3 2007 was 1,776 Boe/d (13% of corporate production). The operating netback for third quarter 2007 was $25.42/Boe or

$4.24/Mcfe. Eaglesham generated 10% of corporate funds from operations during Q3 2007.

Puskwa operations update
One well drilled in Q1 2007 has now been tested and a new deep gas pool has been confirmed with this successful production test. The zone tested had over 50 feet of gas pay. The well (100% interest) has flowed at 1.1 Mmscf/d with significant natural gas liquids. Galleon intends to drill 2 or 3 follow up wells this winter.

In the main Puskwa light oil pool, 5 further development wells (100% interest) have been drilled and cased. The continued drilling success in the main Puskwa pool further confirms the significant reserve accumulation of light oil from the Beaverhill Lake formation.

Galleon plans to drill up to 4 Beaverhill lake light sweet oil locations in fourth quarter 2007. Galleon has access to 45 sections (99% interest) on the Puskwa Beaverhill Lake fairway.

Dawson Montney gas operations update
In 2007, 32 Montney gas wells have been drilled with 29 wells being cased (91% success). The proven gas fairway is currently estimated to be 35 miles long by 12 miles wide with a number of distinct pools identified. This gas fairway has been confirmed by drilling over 70 wells in the area. Galleon expects to be producing over 25 Mmscf/d (4,167 Boe/d) from this area by year end 2007 and has a large drilling inventory of over 350 locations to support a multi-year drilling program.

Eaglesham operations update
In 2007, Galleon has drilled 15 wells and cased 13 wells. Galleon's excellent drilling results have been supported by owning 100 square miles of proprietary 3D seismic data. Galleon has identified a minimum of 40 locations for future drilling and has access to over 70 sections (average working interest of 72%) of land in the Eaglesham area.

Eaglesham has seen production growth from 0 to over 2,000 Boe/d (net) in less than one year. Galleon also controls the infrastructure, having built a 15 Mmscf/d natural gas plant (100% working interest) in 2006. This gas plant is currently being expanded to 22 Mmscf/d in December 2007. Galleon is also currently building a 10,000 Boe/d oil battery to handle the recent drilling success in the light oil program. This oil battery is scheduled to be on stream in January 2008.

Up to 5 wells will be drilled in fourth quarter 2007 targeting deeper targets with large reserve potential.

New exploration areas update
Galleon will continue to aggressively drill for high net back light oil in fourth quarter 2007 in the 2 new areas of Kimiwan and McLeans Creek. In 2007, Galleon has drilled 7 wells and cased 6 oil wells (86% success) in these two project areas. The wells have an average productivity of 130 Boe/d. Galleon plans to drill a 15 well program this winter with the potential to expand up to a 25 well program in the remainder of 2008. These projects are targeting large light oil pools.

In another new core area at Kakut, Galleon plans to drill 2 wells to test multi zone structures. An extensive 3D seismic program is being acquired to further expand the drilling program into 2008. In Kakut, Galleon controls the infrastructure by owning an oil battery and a natural gas plant.

Outlook

Galleon has achieved considerable growth in production, reserves, revenues and cash flow since inception four years ago. The most significant factors affecting the success of an oil and gas company are drilling success, commodity prices and control of costs.

Galleon has an extensive drilling inventory which is balanced between light oil and natural gas projects. These projects have and will continue to deliver multi-year production and reserve growth. To date, drilling success has exceeded 90%.

As a result of the drilling success, production has grown over 46% from Q3 2006. Exit 2007 production is expected to exceed 17,000 Boe/d. Available bank credit facilities are currently $210 million which, subject to final approval, are expected to increase.

Current oil prices are at record high levels. Galleon's major oil projects are economic at prices as low as $25.00 WTI USD. Current natural gas prices deliver solid returns on our major projects. Galleon's gas projects are economic at prices of approximately $3.00/Mcf Cdn.

The control of costs affects the profitability of the company as well as the level of cash flow generated for reinvestment. Galleon has invested in infrastructure which allows it to control production and costs. Galleon has seen a significant reduction in drilling and service costs in 2007 as compared to 2006. Galleon anticipates that costs will continue to decrease in proportion to the anticipated reduction in industry wide cash flow created in part by the increased royalty structure.

Galleon is positioned to reach its goal of continuing to build a premium oil and gas company with sustainable growth.

Results of Operations

Three months ended September 30	**2007**		**2006**	
	1,262,772 BOE		866,646 BOE	
($000s)		$/BOE		$/BOE
Revenues	60,156	47.64	39,921	46.06
Royalties	(12,608)	(9.98)	(7,638)	(8.81)
ARTC and GCA[1]	1,988	1.57	1,397	1.61
Transportation costs	(1,430)	(1.13)	(1,080)	(1.25)
Operating costs	(10,547)	(8.35)	(9,243)	(10.66)
Net	**37,559**	**29.75**	**23,357**	**26.95**
Other revenue	-	-	2	-
G&A	(1,507)	(1.19)	(692)	(0.80)
Interest costs	(2,707)	(2.14)	(1,202)	(1.39)
Capital and other taxes	(229)	(0.18)	(287)	(0.33)
Realized loss on financial derivative	(551)	(0.44)	-	-
Funds from operations[2]	**32,565**	**25.80**	**21,178**	**24.43**

Nine months ended September 30	2007		2006	
	3,549,542 BOE		2,420,216 BOE	
($000s)		$/BOE		$/BOE
Revenues	173,864	48.98	112,667	46.55
Royalties	(37,233)	(10.49)	(23,479)	(9.70)
ARTC and GCA[1]	7,225	2.04	5,967	2.47
Transportation costs	(4,424)	(1.25)	(3,135)	(1.30)
Operating costs	(30,533)	(8.60)	(24,024)	(9.93)
Net	**108,899**	**30.68**	**67,996**	**28.09**
Other Revenue	-	-	3	-
G&A	(4,568)	(1.29)	(2,920)	(1.21)
Interest costs	(7,634)	(2.15)	(3,040)	(1.26)
Capital and other taxes	(951)	(0.27)	(745)	(0.31)
Realized loss on financial derivative	(178)	(0.05)	-	-
Funds from operations[2]	**95,568**	**26.92**	**61,294**	**25.31**

[1] GCA means Gas Cost Allowance
[2] See "Non-GAAP Measurements"

Production

	Three months ended September 30				Nine months ended September 30			
	2007		2006		2007		2006	
		%		%		%		%
Light oil (Bbls/d)	3,375	25	1,823	19	3,273	25	1,809	20
Heavy oil (Bbls/d)	1,949	14	1,984	21	2,092	16	1,760	20
NGLs (Bbls/d)	237	2	102	1	233	2	98	1
Natural gas (Mcf/d)	48,989	59	33,068	59	44,421	57	31,186	59
BOE/d (6:1)	**13,726**	**100**	**9,420**	**100**	**13,002**	**100**	**8,865**	**100**

Prices (net of transportation)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
Light oil ($Bbls/d)	78.43	75.65	71.33	72.27
Heavy oil ($Bbls/d)	40.04	47.01	37.41	38.99
Total oil including Hedge	63.25	-	57.98	-
Total oil without Hedge	64.38	-	58.10	-
NGLs ($Bbls/d)	64.05	69.83	60.29	64.63
Natural gas ($Mcf/d)	5.73	5.58	6.68	6.28

Performance by Property

Three months ended September 30

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	2007 Funds from operations[2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	2,056	15	55.90	648	7	58.75	29
Dawson Montney gas	3,580	26	24.64	1,894	20	22.09	20
Eaglesham	1,776	13	25.42	325	4	30.10	10
Dawson	3,231	24	29.26	3,341	36	28.58	22
Edam and other heavy oil	1,949	14	9.48	1,985	21	14.18	5
B.C.	214	2	30.74	226	2	26.83	2
Calais	744	5	22.76	774	8	22.19	4
Other	176	1	10.26	227	2	9.61	8
	13,726	100	**28.18**	**9,420**	100	**25.34**	100

Nine months ended September 30

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	2007 Funds from operations[2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	1,905	15	52.08	440	5	65.75	27
Dawson Montney gas	3,413	26	28.66	1,401	16	23.03	25
Eaglesham	1,682	13	29.34	199	2	46.49	13
Dawson	2,982	23	28.15	3,591	41	29.36	21
Edam and other heavy oil	2,092	16	10.01	1,760	20	10.05	6
B.C.	214	2	26.68	241	3	26.70	1
Calais	533	4	24.76	993	11	23.17	3
Other	181	1	12.66	240	2	16.43	4
	13,002	100	**28.64**	**8,865**	100	**25.62**	100

Capital Expenditures

	($000s)
Property & equipment balance at December 31, 2006	577,758
Additions to property and equipment	139,903
Change in equipment inventory	(68)
Acquisition of property and equipment	51,457
Asset retirement obligation acquired	980
Asset retirement obligation incurred	2,874
Depletion and depreciation	(72,416)
Property & equipment balance at September 30, 2007	**700,488**

Three months ended September 30	2007		2006	
($000s)		%		%
Land	3,158	6	3,425	4
Geological and geophysical	3,925	7	929	1
Drilling and completion	36,971	68	45,028	56
Plant and facilities	10,116	18	30,652	39
Other assets	131	-	28	-
Inventory	385	1	-	-
Exploration and Development Expenditures	**54,686**	100	**80,062**	100

Nine months ended September 30	2007		2006	
($000s)		%		%
Land	8,603	6	15,654	7
Geological and geophysical	10,055	7	18,000	9
Drilling and completion	92,764	67	97,412	48
Plant and facilities	28,164	20	72,953	36
Other assets	317	-	(58)	-
Inventory	(68)	-	-	-
Exploration and Development Expenditures	**139,835**	100	**203,961**	100

Quarterly Highlights (unaudited)	**2007**			**2006**				**2005**
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production								
Light oil (Bbl/d)	3,375	3,317	3,127	2,419	1,823	1,753	1,859	2,271
Heavy oil (Bbl/d)	1,949	2,247	2,081	2,100	1,984	1,705	1,580	1,135
Natural Gas (Mcf/d)	48,989	45,314	38,845	36,733	33,068	30,014	30,445	32,212
Liquids (Bbl/d)	237	256	206	230	102	100	93	99
BOE/d	**13,726**	**13,372**	**11,888**	**10,869**	**9,420**	**8,560**	**8,606**	**8,874**
Total BOE produced	1,262,762	1,216,855	1,069,915	999,982	866,646	778,992	774,578	816,420
Daily BOE of production per million Class A shares – basic[1]	**229**	**226**	**206**	**191**	**172**	**165**	**173**	**186**
Prices (net of transportation)								
Light oil ($/Bbl)	78.43	70.12	63.24	61.12	75.65	75.63	65.66	67.44
Heavy oil ($/Bbl)	40.04	35.89	36.55	31.16	47.01	42.69	24.71	29.31
Crude oil ($/Bbl)	63.25	56.30	52.57	47.19	53.35	59.39	46.78	54.73
Natural Gas ($/Mcf)	5.73	7.14	7.36	6.84	5.58	5.97	7.36	11.16
NGLs ($/Bbl)	64.05	59.67	56.64	56.02	69.83	65.71	57.62	58.84
Per BOE ($)								
Revenues	47.64	49.91	49.51	45.26	46.06	46.88	46.77	63.68
Royalties, net of ARTC & GCA	(8.41)	(9.04)	(7.84)	(6.02)	(7.20)	(4.34)	(10.18)	(15.01)
Transportation costs	(1.13)	(1.16)	(1.47)	(1.37)	(1.25)	(1.22)	(1.43)	(1.48)
Operating costs	(8.35)	(8.63)	(8.86)	(9.65)	(10.66)	(9.91)	(9.12)	(7.73)
Net	**29.75**	**31.08**	**31.34**	**28.22**	**26.95**	**31.41**	**26.04**	**39.46**
Other revenue	-	-	-	-	-	-	-	-
G&A	(1.19)	(1.48)	(1.18)	(2.67)	(0.80)	(1.37)	(1.50)	(1.82)
Interest	(2.14)	(2.20)	(2.10)	(1.49)	(1.39)	(1.41)	(0.95)	(0.91)
Capital and other taxes	(0.18)	(0.41)	(0.21)	(0.21)	(0.33)	(0.30)	(0.29)	(0.40)
Realized loss on financial derivative	(0.44)	-	0.35	-	-	-	-	-
Funds from operations[2]	**25.80**	**26.99**	**28.20**	**23.85**	**24.43**	**28.33**	**23.30**	**36.33**

[1]Restated to reflect a three-for-two Class A share split in June 2006.
[2]See "Non-GAAP Measurements"

GALLEON ENERGY INC.
Consolidated Balance Sheets as at

($000s) (unaudited)	September 30, 2007	December 31, 2006
ASSETS		
CURRENT		
Accounts receivable	24,849	24,639
Deposits and prepaid expenses	2,573	1,839
Fair value of financial derivative	-	190
	27,422	26,668
Goodwill	16,022	10,139
Property and equipment	700,488	577,758
	743,932	**614,565**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	49,900	54,695
Bank loan	136,295	122,996
Fair value of financial derivative	1,288	-
	187,483	177,691
Asset retirement obligation	25,487	21,432
Future income taxes	55,310	32,287
	268,280	231,410
SHAREHOLDERS' EQUITY		
Share capital	418,352	339,869
Contributed surplus	16,851	11,619
Retained earnings	40,449	31,667
	475,652	383,155
	743,932	**614,565**

GALLEON ENERGY INC
Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings

($000s, except per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	**2006**	**2007**	**2006**
REVENUE				
Petroleum and natural gas revenue	60,156	39,923	173,864	112,670
Royalties, net of ARTC and GCA	(10,620)	(6,241)	(30,008)	(17,512)
	49,536	33,682	143,856	95,158
EXPENSES				
Operating	10,547	9,243	30,533	24,024
Transportation	1,430	1,079	4,424	3,135
General and administration	1,507	692	4,568	2,920
Interest	2,707	1,202	7,634	3,040
Stock-based compensation	2,083	2,007	6,137	6,018
Accretion	370	168	1,043	464
Depletion and depreciation	25,414	14,875	72,416	41,039
Realized loss on financial derivative	551	-	178	-
Unrealized loss on financial derivative	1,930	-	1,477	-
	46,539	29,266	128,410	80,640
Earnings before taxes	2,997	4,416	15,446	14,518
Income taxes				
Capital and other taxes	229	287	951	744
Future income taxes	1,177	1,933	5,713	1,853
	1,406	2,220	6,664	2,597
NET EARNINGS AND COMPREHENSIVE INCOME	**1,591**	**2,196**	**8,782**	**11,921**
RETAINED EARNINGS, BEGINNING OF PERIOD	38,858	27,566	31,667	17,841
RETAINED EARNINGS, END OF PERIOD	40,449	29,762	40,449	29,762
NET EARNINGS AND COMPREHENSIVE INCOME PER SHARE				
Basic	0.03	0.04	0.15	0.23
Diluted	0.03	0.04	0.14	0.22
Weighted average Class A shares – basic	59,880,135	54,854,334	58,969,425	52,192,152
– diluted	61,724,550	57,447,555	60,845,685	54,783,056

GALLEON ENERGY INC.
Consolidated Statements of Cash Flows

($000s) (unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	**2006**	**2007**	**2006**
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net earnings	1,591	2,196	8,782	11,921
Items not requiring cash:				
Future income taxes	1,177	1,933	5,713	1,853
Depletion and depreciation	25,414	14,875	72,416	41,039
Accretion	370	168	1,043	464
Stock-based compensation	2,083	2,007	6,137	6,018
Unrealized loss on financial derivative	1,930	-	1,477	-
Abandonment costs	(386)	(227)	(842)	(417)
Change in non-cash working capital	2,689	1,048	(993)	6,885
	34,868	22,000	93,733	67,763
FINANCING ACTIVITIES				
Issue of common shares	60,578	80,437	92,757	138,124
Share issue costs	(3,279)	(4,359)	(4,915)	(7,817)
Bank loan	(31,796)	(29,175)	13,298	17,150
	25,503	46,903	101,140	147,457
INVESTING ACTIVITIES				
(Additions to) disposal of equipment inventory	(385)	1,833	68	(1,615)
Additions to oil and gas properties	(54,301)	(80,062)	(139,903)	(203,961)
Acquisition of oil and gas properties	(15,687)	435	(50,293)	(25,421)
Change in non-cash working capital	10,002	8,541	(4,745)	15,777
	(60,371)	(69,253)	(194,873)	(215,220)
CHANGE IN CASH	-	350	-	-
CASH, BEGINNING AND END OF PERIOD	-	350	-	-
SUPPLEMENTARY INFORMATION				
Cash interest paid	2,357	1,079	7,524	1,646
Cash taxes paid	265	167	542	632

Alberta Government Announces New Royalty Framework

The Government of Alberta announced changes to oil and gas royalties effective January 1, 2009. Based on the interpretation of publicly available information, Galleon estimates that the potential effect of the proposed changes on cash flow from current production would be approximately 9% to 9.5% (based on benchmark prices of $70 WTI

USD and $7.00/Mcf CDN). An increase in the oil price to $80 WTI USD is estimated to result in an additional approximate of 0.6% effect on cash flow. As oil prices increase beyond $80 WTI USD, the incremental effect on cash flow would be minimal.

Based on interpretation of publicly available information utilizing the December 31, 2006 reserves of the Corporation and the external engineer's price forecast at that date and rerunning such reserves as evaluated as of December 31, 2006, Galleon estimates that the royalty changes would have less than a 10% reduction to the net present value of future net revenues from proved plus probable reserves (at a 10% discount rate) and would have no effect on reserve volumes.

Given the methodology used in the proposed royalty regime, the effects will be affected by depths and productivity of wells. The actually effect of the Alberta royalty changes on Galleon will be determined based on, among other things, the actual legislation enacted, the production rates, commodity prices, foreign exchange rates, production risks, service costs and percentage of Galleon's production from Alberta after January 1, 2009.

Galleon has approximately 63.2 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon in this news release including management's assessment of future plans and operations, the effect on Galleon and its cash flow from changes to royalty rates in Alberta, expected reductions in service costs and production estimates may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The news release contains the term cash flow which is commonly used in the oil and gas industry. This term is not defined by GAAP and should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of Galleon's performance. Management believes that cash flow is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Galleon's determination of cash flow may not be comparable to that reported by other companies. All references to cash flow throughout this news release are based on cash flow from operating activities before changes in non-cash working capital and abandonment expenditures.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – November 26, 2007

GALLEON ANNOUNCES ACQUISITION OF EXALTA ENERGY INC.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") is pleased to announce that it has agreed to acquire, subject to certain conditions, by plan of arrangement, all of the issued and outstanding shares of ExAlta Energy Inc. ("ExAlta"), for total consideration of approximately $110 million including the assumption of approximately $47.9 million of net debt (including associated deal costs) (the "Transaction"). Under the terms of the Transaction, Galleon will issue, in aggregate, approximately 4.33 million Class A common shares to shareholders of ExAlta based on an exchange ratio of 0.118 Galleon Class A common shares for each ExAlta share.

The Transaction is accretive to Galleon on the following economic benchmarks: production per share +8%; cash flow per share +8%; and reserves per share +5%. This acquisition has a strong operational fit for Galleon as over 60% of the ExAlta assets are imbedded in Galleon's major core areas in the Peace River Arch area of Alberta. Upon completion of the Transaction, Galleon's inventory of drillable locations will increase to over 725 locations and its land holdings will increase by approximately 132,000 net acres.

Pursuant to the Transaction, Galleon will acquire approximately 2,620 Boe/d (60% gas, 40% oil) with 5.9 Mmboe of proven plus probable reserves (based on Galleon's internal estimates). The production is 80% operated and largely comprised of light oil and natural gas proximal to Galleon's current operations in the Peace River Arch area of Alberta.

At Eaglesham, Galleon's drillable locations targeting light oil will increase to 72 net locations from 40 net locations. Based on existing opportunities, Galleon believes there is potential for growth in this core area to over 6,000 Boe/d from current production of 2,000 Boe/d. Upon completion of the Transaction, Gallon's land access will increase to approximately 170 gross sections (107 net sections) in Eaglesham. Galleon has extensive technical expertise and experience in this area.

Excluding ExAlta's undeveloped land value of approximately $12 million, the Transaction metrics are:

- Production - $37,400 per Boe based on ExAlta's 2007 third quarter production of approximately 2,620 Boe/d;
- Reserves - $16.61 per proved plus probable barrel oil equivalent;
- Property operating cash flow multiple – 3.5 times annualized estimated 2008 property operating cash flow based on $75 US WTI and $6.00/Mcf Cdn.

Galleon will have the following corporate characteristics upon closing of the Transaction:

- High quality assets: 90% operated light oil and natural gas reserves and production in four core operating areas;

- High quality production: average estimated 2008 daily production of approximately 20,000 Boe/d and a forecasted 2008 exit rate of between 22,000 and 24,000 Boe/d;
- Shares outstanding: 67.6 million basic, 73.6 million diluted;
- Significant upside: greater than 725 drilling locations with land access over 1 million gross acres.

In support of the Transaction, Galleon intends to hedge approximately 1,000 barrels per day of oil production in 2008.

The Transaction will provide ExAlta's shareholders with enhanced liquidity and ownership in a larger, financially stronger company with excellent growth prospects and the ability to accelerate the exploitation of ExAlta's substantial prospect inventory. In addition, based on the closing share prices on the Toronto Stock Exchange on November 23, 2007, the Transaction represents a significant premium to ExAlta's share price.

The Boards of Directors of both Galleon and ExAlta have unanimously approved the Transaction. ExAlta's Board of Directors has concluded that the Transaction is in the best interests of its shareholders, and has resolved to recommend that ExAlta shareholders vote their shares in favor of the Transaction. Closing is expected to occur in February 2008, subject to regulatory approval, approval of ExAlta's shareholders, court approval and certain other conditions. An information circular outlining the Transaction will be mailed to ExAlta shareholders in connection with a meeting of shareholders to be held in early 2008.

Certain ExAlta shareholders, including the Board of Directors and all officers of ExAlta, representing approximately 9.3 percent of the shares outstanding, have entered into lock-up agreements to vote their shares in favor of the Transaction, subject to certain exceptions. ExAlta has agreed that it will not solicit or initiate discussions regarding any other business combination or sale of material assets. ExAlta has also granted Galleon a right to match competing unsolicited proposals. The agreement provides for a $3.5 million termination fee payable to Galleon in certain circumstances if the Transaction is not completed.

FirstEnergy Capital Corp. is acting as exclusive financial advisor to ExAlta with respect to the Transaction and has advised the Board of Directors of ExAlta that it is of the opinion, as of the date hereof, and subject to review of the final documentation, that the consideration to be received by the ExAlta shareholders pursuant to the Transaction is fair, from a financial point of view, to the ExAlta shareholders.

GMP Capital LP is acting as a special advisor to Galleon with respect to this Transaction.

Prior to this Transaction, Galleon has approximately 63.2 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;

Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon and ExAlta (the "Companies") in this news release including management's assessment of future plans and operations, the effect of the Transaction on the Companies, timing of matters related to the approval of the Transaction and implementation thereof, production increases, reserves estimates, production levels, hedging activity and future cash flow may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – December 17, 2007

GALLEON ANNOUNCES LIGHT OIL DISCOVERIES DRIVE GROWTH IN 2007 AND 2008 PRODUCTION

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") – 2007 has been Galleon's best year for new light oil discoveries. These results have set the foundation for solid production growth from a premium asset base with long life reserves.

Major milestones were accomplished in 2007, as follows:

1. Achieved production of 17,220 Boepd based on field estimates within the last week (48% oil and 52% natural gas). This represents a 32% increase over 2006 exit production.

2. Drilled significant light oil discoveries in Eaglesham, Kimiwan and McLeans Creek in the Peace River Arch area of Alberta which were followed up with a successful exploitation program. Currently, light oil production from these three new areas exceeds 3,000 Bopd. At current crude oil prices exceeding $78 USD WTI, these areas have operating netbacks of over $50/Bbl. Based on current commodity prices, historical costs and average well productivity, the payout of each successful well is less than one year. Galleon has identified more than 80 locations on 3D seismic and plans to drill up to 35 wells in 2008.

3. Commenced construction of one oil battery with capacity of 10,000 Boepd at Eaglesham. This facility is expected to be on stream in January 2008.

4. Discovered a Montney gas pool in Calais, Alberta. This discovery confirms the multi-zone potential in this area. During initial testing, the discovery well (100% working interest) flowed at 1.1 mmscfd with significant natural gas liquids. This well is not yet on production. Galleon plans to delineate this discovery well with 2 or 3 wells this winter. A follow up horizontal well is planned for 2008 to test the potential of the project.

5. Acquired a strategic property in Kakut, Alberta with both light oil and gas potential. Galleon acquired 200 Boepd of oil production, a strategically positioned oil battery and a natural gas plant. Eighteen drilling locations have been identified at Kakut.

6. Continued to expand the Dawson Montney gas development project. To date, Galleon has achieved a drilling success rate of over 90%. In excess of 350 locations have been identified in this project.

7. Continued to expand the Puskwa Beaverhill Lake ("BHL") light oil project. To date in 2007, Galleon has drilled 12 wells with 100% success and

thereby expanded the pool boundaries. Two enhanced recovery schemes have been initiated and have performed well to date.

In 2007, Galleon successfully converted 6 of 7 previously defined exploration areas into new producing properties. The success of the 2007 exploration program has further enhanced Galleon's portfolio of light oil and natural gas projects with long life reserves and good well productivity. In 2008, Galleon will continue to focus on expanding these light oil, high netback projects.

2008 BUDGET

In 2008, Galleon plans to drill up to 118 wells including 74 oil (mainly light oil) and 44 natural gas wells. The 2008 drilling program will focus on light oil, high netback wells. The breakdown of the planned 2008 drilling program is as follows:

Light oil drilling program	Number of wells
Kimiwan and McLeans Creek	18
Eaglesham	17
Puskwa	13
Kakut	6
New exploration	17
Total	71

Natural gas drilling program	Number of wells
Dawson Montney	34
Kakut	6
New exploration	4
Total	44

The Board of Directors has approved a 2008 capital expenditure program of between $200 and $210 million depending on commodity prices, market conditions and the closing of the previously announced acquisition of ExAlta Energy Inc ("ExAlta"). A portion of the capital expenditures have been allocated to projects on the ExAlta properties. The planned capital program is expected to match forecasted 2008 cash flow. The 2008 budget contains estimated operating costs of $8.75/Boe and royalty rates, net of gas cost allowance, of 20%.

As previously announced, exit 2008 production (excluding production from the ExAlta properties) is estimated to range between 20,000 and 22,000 Boepd. Subsequent to the closing of the ExAlta acquisition, 2008 exit production guidance will be increased to between 22,000 and 24,000 Boepd. This forecast production represents an increase of between 28% and 39% over 2007 exit production.

No potential production additions from the success of the 21 new high impact exploration wells have been included in the 2008 production forecast.

2007 OPERATIONS UPDATE

Eaglesham light oil project

The Eaglesham area is located 45 miles north east of Grande Prairie, Alberta and is anchored by a large fairway of upper Devonian light oil accumulations. Galleon believes this fairway extends over 60 miles long and 18 miles wide. Galleon has assembled a large contiguous land block with high working interests in approximately 240 sections. Upon closing of the ExAlta acquisition, Galleon will have access to approximately 300 sections.

In 2007, Galleon is pleased to report a 78% drilling success at Eaglesham. Over 40 locations have been identified on Galleon's 100 square miles of owned existing 3D seismic. In 2008, Galleon plans to further exploit this trend by drilling up to 17 wells.

Galleon operates all of its wells owned in this area. In addition, Galleon owns a 20 mmscfd gas plant (100% interest) and a 10,000 Boepd oil battery (100% interest) which is scheduled to be on stream in January 2008.

Kimiwan and McLeans Creek light oil project

The Kimiwan and McLeans Creek areas are located 60 miles north east of Grande Prairie, Alberta and are within a large fairway of lower Devonian light oil accumulations. Galleon has identified this fairway to be approximately 30 miles long by 20 miles wide. A large contiguous land block with high working interests has been assembled in this fairway which extends over 250 sections.

The company possesses 3D seismic data over 200 sections of land in the area and plans to acquire additional 3D seismic in 2008. Galleon has identified over 40 light oil locations on 3D seismic and plans to drill up to 18 wells in 2008.

Galleon operates the majority of its wells owned in the area and owns a 10,000 Boepd oil battery (85% interest).

Puskwa BHL light oil project

The Puskwa area is located about 30 miles east of Grande Prairie, Alberta. The Puskwa BHL sand oil reservoir has large areal extent and is part of a regionally extensive sand deposit. The reservoir is clean and has good porosity and permeability. Throughout most of 2007, this pool has been produced under primary recovery. Galleon believes, based on analogous BHL pools, that the reservoir lends itself to enhanced oil recovery which can significantly increase the

recoverable oil from the pool. Two enhanced recovery schemes are currently underway.

In 2008, Galleon plans to drill up to 13 wells and to expand the enhanced recovery scheme areas. Galleon also plans to further increase the oil recovery by properly optimizing well spacing. Based on Galleon's past experience exploiting BHL pools, 40 acre spacing is necessary for optimum drainage of the reservoir. As the current well spacing is 160 acres, there is significant potential for additional infill drilling in this project.

Dawson Montney natural gas project

The Dawson area is located about 60 miles north east of Grande Prairie, Alberta. Galleon has assembled a large contiguous land block at Dawson covering over 500 square miles. Galleon operates all of its wells and facilities owned in the area.

The Montney gas reservoirs in Dawson are characterized by large regional fine grained sand deposits. In 2007, Galleon expanded the Montney gas fairway by 10 miles to encompass an area approximately 35 miles long by 12 miles wide. In 2008, Galleon plans to drill up to 34 wells on this play and to expand the natural gas facilities to capacity of 40 mmscfd.

Galleon plans to continue to expand the drilling program and facilities due to strong economics of the project at current natural gas prices. Based on current prices of over $6.00 Cdn AECO, historical costs in the area and average well productivity, the payout of each successful well is less than one year. This project is profitable with natural gas prices of approximately $2.60/mcf.

The future plan for this project is to continue to explore for new Montney pools located along trend and to further develop the existing projects which includes down spacing to 2 wells per section. Currently, Galleon has identified over 350 locations in the Montney gas play.

Galleon has approximately 63.1 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number of locations in drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of the wells, timing of drilling, completion and construction of facilities, expected production

rates, exit rates and commodity mix, timing of payout of wells, plans for enhanced recovery schemes and the effect thereof, potential reserves and capital expenditures and timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Netbacks are calculated by deducting operating and royalty expenses from revenues.

GALLEON ENERGY INC. AND EXALTA ENERGY INC. JOINTLY ANNOUNCE EXALTA SHAREHOLDER AND COURT APPROVAL AND COMPLETION OF PLAN OF ARRANGEMENT

CALGARY, ALBERTA, January 16, 2008 – Galleon Energy Inc. ("Galleon") and ExAlta Energy Inc. ("ExAlta") are pleased to announce the successful completion of the acquisition by Galleon of all of the outstanding common shares of ExAlta pursuant to a plan of arrangement (the "Arrangement"). Shareholders of ExAlta voted in excess of 99.9% in favour of the Arrangement and the Arrangement was approved by the Court of Queen's Bench of Alberta on January 16, 2008.

Pursuant to the Arrangement, the previous shareholders of ExAlta are entitled to receive, for each outstanding common share of ExAlta held by them, 0.118 of a Class A Share of Galleon. After giving effect to the Arrangement, Galleon has approximately 67.62 million Class A Shares outstanding.

Letters of transmittal have been forwarded to shareholders of ExAlta to be utilized in order to exchange their common shares of ExAlta for Class A Shares of Galleon.

Within two to three business days of the Toronto Stock Exchange (the "TSX") confirming receipt of all necessary documents in connection with the closing of the Arrangement, the common shares of ExAlta will be delisted from the TSX.

FOR FURTHER INFORMATION: SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

FOR IMMEDIATE RELEASE – January 17, 2008

GALLEON DELIVERS DRILLING SUCCESS OF 89% IN 2007

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") is pleased to report the results of the company's most successful annual drilling program. A success rate of 89% was recorded resulting in significant growth in production, reserve value and drilling inventory.

In 2007, 93 wells were drilled and 83 wells (74.8 net) were cased for an 89% success rate. Wells cased for production include 29 light oil (26.7 net), 49 natural gas (44.5 net) and 5 heavy oil (3.6 net). 28% of these wells were exploratory.

During the second half of 2007, Galleon focused its drilling program towards light oil to take advantage of high crude oil prices. Six of 7 previously defined exploration areas were successfully converted into new producing properties. The success of the 2007 exploration program has further enhanced Galleon's portfolio of light oil and natural gas projects with long life reserves and good well productivity. In 2008, Galleon will continue to focus on expanding its light oil, high netback projects.

In fourth quarter 2007, 22 wells were drilled and 19 wells (18.0 net) were cased for an 86% success rate. Wells cased for production include 8 light oil (8.0 net), 10 natural gas (9.5 net) and 1 heavy oil (0.5 net).

Highlights in Q4 2007 and Q1 2008 to date

- Momentum continued to build with the exploitation phase in three of Galleon's significant light oil growth areas of Eaglesham, McLean's Creek, and Kimiwan. These projects have shown repeatability, high chance of success, and broad aerial extent. Galleon has an extensive multiyear drilling portfolio identified on existing 3D seismic. Up to 35 wells are planned for light oil in these areas in 2008.

- At Eaglesham, the completion of a new 10,000 bopd battery and expansion of the existing gas plant is on track for start up prior to the end of January 2008. The battery and plant expansion are required to accommodate significant production growth expected from activity planned in 2008.

- Four Beaverhill Lake sand oil wells were drilled and cased at Puskwa in Q4 2007 and early Q1 2008. The northeast extension of the pool was confirmed with the successful drilling of a well at 3-32-72-26W5M which is located 8 miles away from the original discovery well at 16-32-71-26W5M. The 3-32 well was cased on January 14, 2008 and showed over 20 feet of oil charged Beaverhill Lake sand on logs. The well has yet to be evaluated

and is expected to be completed within two weeks. Up to thirteen light oil wells are planned at Puskwa in 2008.

- An exciting new upper Montney resource play was confirmed through definitive well tests on Galleon lands. This new play is directly analogous to recent industry successes in British Columbia and at Pouce Coupe, Alberta. Galleon plans to aggressively pursue delineation drilling of this pool in Q1 2008.

- In 2008, Galleon plans to drill horizontal wells on its Dawson, Alberta Montney play commencing with the first well in Q1 2008. Galleon has assembled a large contiguous land block at Dawson covering over 500 square miles.

Due to the drilling success achieved in 2007, Galleon's planned capital and drilling program in Q1 2008 will be the largest in the company's history. Approximately $68 to $73 million has been allocated with 35 to 40 wells planned. Up to 10 high impact exploration wells are planned in Q1 2008.

Upon closing of the acquisition of ExAlta Energy Inc., Galleon's credit facilities were increased to $265 million comprised of a lending base facility of $250 million and an acquisition facility of $15 million.

Galleon has entered into one term natural gas contract and two crude oil financial contracts. The natural gas contract for 10,000 GJ/day has a term from February 1 to December 31, 2008 with pricing subject to a costless collar of $6.00/GJ and $8.00/GJ Canadian. During 2008, one crude oil costless collar contract for 2,000 bbl/day is in place with a floor of $70.00 CDN WTI and a ceiling of $80.75 CDN WTI. A second crude oil costless collar contract for 1,000 bbl/day is in place with a floor of $75.00 US WTI and a ceiling of $100.00 US WTI.

Galleon is a growth oriented oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to over 1 million gross acres of land.

Galleon has approximately 67.6 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287, steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277, glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, number, type and timing of wells to be drilled and completed, the plan and development of certain prospects, timing and completion of facilities, and expected capital expenditures, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – March 12, 2008

GALLEON ANNOUNCES 2007 RESERVES, PRODUCTION AND FINANCIAL RESULTS

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon" or the "Corporation") announces record corporate reserves, production and strong financial results in 2007.

2007 Performance

Volume growth in 2007 has delivered significant value. The successful development and expansion of the three key projects, Puskwa, Dawson Montney gas and Eaglesham, will provide sustainable growth for the future.

- Drilled 93 gross wells resulting in 49 (44.5 net) natural gas wells, 29 (26.7 net) light oil wells and 5 (3.6 net) heavy oil wells; a success rate of 89%;
- Converted 6 of 7 exploration initiatives into producing properties;
- Averaged daily production of 13,429 BOE: natural gas – 45.7 Mmcf and crude oil and NGLs – 5,813 bbl, an increase of 43% from 2006; with an operating netback of $29.14/BOE;
- Gross proved reserves and proved plus probable reserves grew to 34.1 million and 59.5 million BOE, respectively;
- Gross proved plus probable reserve life index was 11.1 years based on average Q4 2007 production;
- Production on a proved plus probable basis was replaced 2.9 times;
- Gross proved plus probable reserves were 37% light oil, 42% natural gas, 19% heavy oil and 2% natural gas liquids;
- Access to over 1 million gross acres of land, approximately 80% net owned, has been assembled;
- An inventory of over 725 drilling locations has been identified;
- Increased access to 3D seismic over Galleon lands by 80%;
- Commenced drilling on 2 new resource plays in the Peace River Arch with good initial success.

2007 Financial Highlights

- Generated funds from operations of $131.1 million ($2.18 per basic share), an increase of 54% from 2006;
- Reached revenues of $245.2 million, an increase of 55% compared to 2006;
- Recorded earnings of $17.6 million ($0.29 per basic share) excluding an unrealized loss of $9.3 million based on a mark to market value on crude oil costless collar contracts;
- Spent $208.3 million on exploration and development activities plus property acquisitions of $52.1 million;
- Completed two share equity offerings for gross proceeds of $90.0 million with the issuance of 4,814,100 Class A shares;

- Increased the extendible revolving bank credit facility to $220 million; and
- Approved a $200 million capital budget for 2008 to be funded from cash flow.

Subsequent to year end 2007

In 2008, commodity prices have continued to strengthen and opportunities for consolidation acquisitions have increased. Galleon's focus is to create value through both drilling and acquisitions. Galleon plans to pursue acquisitions which have intrinsic value exceeding current market value and are accretive on a cash flow and reserve basis.

- The acquisition of ExAlta Energy Inc. ("ExAlta") closed on January 16, 2008 which increased proved plus probable reserves by 5.3 million BOE to 64.8 million BOE, in aggregate.

- The extendible revolving bank credit facility has been increased to $250 million with an additional $15 million acquisition facility.

- Galleon has entered into an agreement to purchase a non-listed company ("Privateco") for consideration of $67.2 million which includes positive working capital of approximately $3.8 million. The acquisition price will be paid by the issuance of approximately 4 million Class A shares of Galleon. This is a consolidation acquisition with approximately 80% of the properties located in Galleon's Dawson Montney core area. The acquisition will add proved plus probable reserves of 4.2 million BOE and over 1,500 BOE/day of production (85% natural gas, 15% oil). In addition, 8 gas plants exceeding 42 Mmcf/d gross capacity and in excess of 65,000 net undeveloped acres of land will be acquired. The land and gas plants are estimated to be valued at $9.8 million. The acquisition will be completed by way of a plan of arrangement and is subject to receipt of approval by not less than 66 2/3% of the shareholders of Privateco that vote on the resolution, court approval and required regulatory approvals. The acquisition is expected to close prior to the end of May 2008.

- With the strength of natural gas and light oil pricing, Galleon has positioned itself to explore and exploit more Montney natural gas resource plays and light oil projects which can deliver significant long life reserves and production.

- Currently, one horizontal well in the Dawson Montney natural gas resource project is being drilled. The success of the horizontal well will affect positively the exploitation plan and increase potential reserves and production from the Dawson Montney gas project which contains over 500 sections of land.

- In the second half of 2008, one horizontal and one vertical well in the Montney resource play located in B.C. are planned. One horizontal well, targeting the Montney resource play, in the Calais area of Alberta is also planned in the second half of 2008.

Reserves

The reserves of the Corporation (not including ExAlta and Privateco) were evaluated by Degolyer and MacNaughton Canada Limited ("DeGolyer") as at December 31, 2007. The reserve evaluation has been approved by the Board of Directors of Galleon.

Gross reserves are the total of the Corporation's working interest share before deduction of royalties owned by others. Net reserves are the total of the Corporation's working

interest reserves after deducting amounts attributable to royalties owned by others, plus the Corporation's royalty interest reserves.

In 2007, capital and reserve additions are as follows:

	Capital expenditures $MM	Proved reserve additions MMBoe	Proved plus probable reserve additions MMBoe
Exploration & development	208.3	9.2	12.0
Acquisitions	52.0	1.5	2.0
Change in future capital - proven	15.8	-	-
Change in future capital - probable	42.3	-	-
Total	318.4	10.7	14.0

The aggregate of exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Forecast price case – Remaining Reserves as of December 31, 2007

	Light Oil (Mbbl)		Heavy Oil (Mbbl)		Sales Gas (MMcf)		Natural Gas Liquids (Mbbl)		Total (Mboe)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	5,920	4,324	1,751	1,393	44,515	34,019	275	186	15,365	11,573
Proved Developed Non-Producing	1,194	899	820	680	18,605	13,612	139	90	5,253	3,937
Proved Undeveloped	3,454	2,597	4,130	3,368	34,119	26,714	197	133	13,467	10,550
Total Proved	**10,567**	**7,820**	**6,700**	**5,441**	**97,239**	**74,345**	**611**	**408**	**34,085**	**26,060**
Probable	11,259	8,140	4,692	3,719	54,298	41,270	389	259	25,388	18,997
Total proved plus probable	**21,826**	**15,960**	**11,392**	**9,160**	**151,537**	**115,615**	**1,000**	**668**	**59,473**	**45,057**

Gross proved plus probable reserves at Puskwa, Dawson Montney gas, Eaglesham and Edam combined represent approximately 77% of corporate reserves volumes and 78% of corporate reserves value.

Forecast Price Case	Future Net Revenue Before Income Taxes as of December 31, 2007 ($MM)			
		Discounted at:		
Reserve category	Undisc	5%	8%	10%
Proved Developed Producing	481	417	388	371
Proved Developed Non-Producing	135	105	93	86
Proved Undeveloped	291	200	164	145
Total Proved	907	723	645	601
Probable	786	567	480	433
Total proved plus probable	1,692	1,289	1,125	1,035

Note: Future net revenue does not represent fair market value

DeGolyer used the following price assumptions in the forecast reserves pricing and costs case as released by DeGolyer effective December 31, 2007.

Pricing assumptions	WTI Cushing Oklahoma ($U.S./Bbl)	Edmonton Oil Price ($Cdn./Bbl)	Alberta Spot ($Cdn./Mcf)
2008	90.00	89.50	6.69
2009	86.52	86.01	7.29
2010	84.87	84.34	7.18
2011	83.32	82.78	7.13
2012	82.78	82.23	7.19
2013	82.19	81.62	7.21
2014	81.53	80.96	7.35
2015	81.99	81.41	7.49

Additional reserve disclosure tables, required under NI 51-101, will be contained in the Annual Information Form to be filed on SEDAR before March 29, 2008. Consistent with industry standard practice, reserves have been calculated under the existing Alberta royalty regime due to uncertainties and lack of sufficient details to determine royalties under the proposed Alberta new royalty regime (NRF).

Production and operations

Production averaged 14,695 boepd during the fourth quarter of 2007. In January and February 2008, the bitter cold weather has affected operations and production in Galleon's major properties. This cold weather caused some temporary shut-ins of existing production as well as delays in well completions, well tie-ins and new oil well equipping. Also, delays were experienced on the start-up of the newly constructed Eaglesham 10,000 bopd oil battery. The Q1 2008 average production is estimated to be between 17,000 and 17,500 boepd. In March, these operational issues have been rectified. Current production, based on field receipts, exceeds 19,000 boepd. In addition, 400 boepd of production in the Clear Hills area (acquired in the ExAlta acquisition) remains shut in due to a third party gas plant incident. This gas plant is expected to be back on stream in Q2 2008.

Post completion of the current acquisition of Privateco, Galleon will increase exit 2008 production guidance to over 23,000 boepd.

Management's Discussion and Analysis

This Management's Discussion & Analysis ("MD&A") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Galleon Energy Inc. ("Galleon" or the "Corporation") for the year ended December 31, 2007 with comparisons to the year ended December 31, 2006. The MD&A has been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007.

Petroleum and natural gas reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil. Barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. The forgoing conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Amounts are shown in Canadian dollars unless otherwise stated. All production volumes disclosed herein are sales volumes.

This MD&A is based on information available as of, and is dated, March 10, 2008.

Non-GAAP Measurements

The MD&A contains terms commonly used in the oil and gas industry, such as funds from operations, funds from operations per share, and operating netback. These terms are not defined by GAAP and should not be considered an alternative to, or more meaningful than, cash provided by operating activities or net earnings as determined in accordance with Canadian GAAP as an indicator of Galleon's performance. Management believes that in addition to net earnings, funds from operations is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Galleon's determination of funds from operations may not be comparable to that reported by other companies. All references to funds from operations throughout this report are based on cash flow from operating activities before changes in non-cash working capital and abandonment expenditures. The Corporation calculates funds from operations per share by dividing funds from operations by the weighted average number of Class A shares outstanding.

Galleon uses the term net debt in the MD&A and presents a table showing how it has been determined. This measure does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.

Annual Information

($000s)	2007	2006	2005
Revenues	245,203	157,931	135,050
Funds from Operations[1]	131,052	85,151	78,079
Per share, basic[1]	2.18	1.60	1.78
Per share, diluted[1]	2.12	1.52	1.68
Net Earnings	8,286	13,826	19,620
Per share, basic	0.14	0.26	0.45
Per share, diluted	0.13	0.25	0.42
Total Assets	799,359	614,565	352,619
Net debt	193,557	151,213	93,783
Total Long-term Financial Liabilities	-	-	-

[1] Funds from operations and funds from operations per share is not a standard measure under GAAP and may not be comparable to similar measures presented by other companies. Management believes that funds flow per share is a useful supplementary measure that may assist investors in assessing the underlying per share value of the Corporation.
[2] See " Non-GAAP Measurements"

Results of Operations

Comparative financial results for the year are as follows:

Year ended December 31	2007		2006	
	4,901,518 BOE		3,420,198 BOE	
($000s)		$/BOE		$/BOE
Revenues	**245,203**	**50.03**	157,931	46.18
Royalties	**(51,586)**	**(10.52)**	(32,900)	(9.62)
ARTC and GCA	**10,033**	**2.05**	9,371	2.74
Transportation costs	**(6,024)**	**(1.23)**	(4,507)	(1.32)
Operating costs	**(44,759)**	**(9.13)**	(33,675)	(9.85)
Net	**152,867**	**31.20**	96,220	28.13
Other revenue	**-**	**-**	5	-
G&A	**(7,281)**	**(1.49)**	(5,590)	(1.63)
Interest costs	**(10,110)**	**(2.06)**	(4,527)	(1.32)
Loss on financial derivative	**(3,545)**	**(0.72)**	-	-
Capital and other taxes	**(879)**	**(0.18)**	(957)	(0.28)
Funds from operations[1]	**131,052**	**26.75**	85,151	24.90

[1] See "Non-GAAP Measurements"

Petroleum and Natural Gas Revenues

Year ended December 31	2007		2006	
($000s)		%		%
Light oil	**98,564**	**40**	50,139	32
Heavy oil	**27,776**	**11**	25,131	16
NGLs	**5,736**	**3**	2,919	2
Natural gas	**112,299**	**46**	79,125	50
Royalty income	**828**	**-**	617	-
Total	**245,203**	**100**	157,931	100

Revenues for the year ended December 31, 2007 increased 55% to $245.2 million from $157.9 million in the prior year due to a 43% increase in average production volumes. As well the overall price received increased to $50.03/BOE from $46.18/BOE a year ago as a result of higher commodity prices. The average oil price increased 15% year- over -year excluding the 2007 crude oil financial derivative contract. Galleon's petroleum products are sold at spot reference prices based on U.S. dollars for crude oil and AECO for natural gas. The 2007 decline in the value of the U.S. dollar has had a negative effect on the oil revenues received by Galleon.

Production

Year ended December 31	2007		2006	
	BOE/d	%	BOE/d	%
Light oil (Bbls/d)	**3,562**	**26**	1,963	21
Heavy oil (Bbls/d)	**2,005**	**15**	1,845	20
NGLs (Bbls/d)	**246**	**2**	131	1
Natural gas (Mcf/d)	**45,697**	**57**	32,584	58
BOE/d (6:1)	**13,429**	**100**	9,370	100

Average production volumes for 2007 of 13,429 BOE/d increased by 43% compared to 9,370 BOE/d in 2006. By product, light oil volumes increased 81%, natural gas volumes increased 40%, and heavy oil volumes increased 9%. Light oil production increased as a result of drilling success in the Puskwa, Eaglesham and newly discovered areas of McLeans Creek and Kimiwan. Natural gas production increased as a result of Dawson Montney gas, Eaglesham and Puskwa drilling success. Heavy oil production increased slightly as a result of optimization techniques and minor workovers at Edam.

Commodity Pricing and Marketing

Petroleum products are sold to major Canadian marketers at spot reference prices based on US WTI for crude oil and AECO for natural gas. As a means of managing the risk of commodity price volatility, for the period from April 1, 2007 – October 31, 2007 15,000 GJ per day was contracted at prices ranging between $6.50 per GJ to $8.12 per GJ. For the period December 31, 2007, Galleon realized gains of $3,993,621 on its gas contracts. As well in 2007 Galleon realized a loss of $3,544,859 on crude oil financial derivative contracts for 1,000 Bbl per day for the period from January 1, 2007 – December 31, 2007 and 2,000 Bbl per day for the period from July 1, 2007 – December 31, 2007.

Galleon entered into one term natural gas contract and two crude oil financial contracts for 2008. The natural gas contract for 10,000 GJ/day was put in place on January 8, 2008 and has a term from February 1 to December 31, 2008 with pricing subject to a costless collar of $6.00/GJ and $8.00/GJ Canadian. For crude oil, Galleon implemented one costless collar contract on 2,000 Bbl/day, fixing a floor price of WTI CDN $70.00/bbl and a ceiling of WTI CDN $80.75/bbl for the period January 1, 2008 to December 31, 2008. A second crude oil costless collar contract was also implemented on 1,000 bbl/day, fixing a floor price of $75.00 WTI USD and a ceiling of $100.00 WTI USD for the period January 1, 2008 to December 31, 2008. An unrealized loss of $9,264,400 was recorded based on the mark to market value at December 31, 2007 of these 2008 financial contracts.

Prices (net of transportation)

Year ended December 31	**2007**	2006
Light oil ($/Bbl)	**74.77**	68.81
Heavy oil ($/Bbl)	**37.39**	36.75
Total oil including financial derivative contract ($/Bbl)	**59.56**	53.27
Total oil with out financial derivative contract ($/Bbl)	**61.31**	53.27
Natural gas ($/Mcf)	**6.54**	6.44
NGLs ($/Bbl)	**63.94**	60.84

The average light oil price (excluding the financial derivative contract) received for 2007 was $74.77/Bbl, an increase of 9% compared to $68.81/Bbl in the prior year. The average heavy oil price was $37.39/Bbl, an increase of 2% compared to $36.75/Bbl in the prior year. For 2008, management has budgeted an average WTI price of USD $75.00.

The average natural gas price received for 2007 was $6.54/Mcf, an increase of 2% compared to $6.44/Mcf in the prior year. For 2008, management has budgeted an average AECO price of $6.25/Mcf.

Performance by Property

Year ended December 31	**2007**			2006			**2007**
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	Funds from operations [2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	**2,125**	**16**	**52.31**	657	7	55.55	**28**
Dawson Montney gas	**3,406**	**25**	**28.50**	1,120	12	23.18	**25**
Eaglesham	**1,763**	**13**	**28.91**	280	3	35.42	**13**
Dawson	**3,025**	**23**	**29.60**	4,010	43	28.62	**23**
Calais	**715**	**5**	**25.03**	1,002	11	26.62	**5**
Edam and other heavy oil	**2,005**	**15**	**8.33**	1,846	20	7.57	**4**
B.C.	**212**	**2**	**27.18**	225	2	26.01	**1**
Other	**178**	**1**	**12.53**	230	2	18.73	**1**
	13,429	**100**	**29.14**	9,370	100	25.39	**100**

[1] Operating netbacks/BOE exclude ARTC and GCA and are calculated by subtracting royalties and operating costs from revenues divided by average annual production.
[2] See "Non-GAAP Measurements".

Galleon continued to expand the Puskwa Beaverhill Lake ("BHL") light oil project in 2007 and has drilled 12 wells with 100% success thereby expanding the pool boundaries to approximatey ten miles in length. Throughout most of 2007, this pool has been produced under primary recovery. Galleon believes, based on analogous BHL pools, that the reservoir lends itself to enhanced oil recovery which can significantly increase the recoverable oil from the pool. Two enhanced recovery schemes have been initiated and have performed well to date. Puskwa contributed 28% of annual funds from operations from 16% of total production. Producing wells generated strong operating netbacks of $52.31/BOE driven by low operating costs of $4.54/BOE and high light oil prices, net of transportation, of $77.31/bbl. The high light oil price received is indicative of the quality of the 38 degree API sweet oil. Galleon plans to drill up to 13 new wells in the Puskwa area in 2008 and expand the enhanced recovery scheme areas. Based on Galleon's past experience exploiting BHL pools, 40 acre spacing is necessary for optimum drainage of the reservoir. As the current well spacing is 160 acres, there is significant potential for additional infill drilling in this project and applications for downspacing have been initiated. A significant Montney resource play has been identified in this area and will be delineated in 2008.

In 2007 Galleon expanded the Dawson Montney gas fairway by 10 miles to encompass an area approximately 35 miles long by 12 miles wide. Galleon has achieved a drilling success rate of over 90% and has identified in excess of 350 locations in this project. Production of Montney gas at Dawson increased by 204% compared to 2006 due to a successful drilling program. Operating netbacks increased by 23% to $28.50/BOE due primarily to lower operating costs of $4.88/BOE compared to $6.04/BOE in 2006. Operating costs per BOE are low due to control of the facilities in the area and increased production rates. Dawson Montney Gas average production was 3406 BOE/day and contributes 25% of the annual funds from operations from 25% of production. Galleon has assembled a large contiguous land block at Dawson covering over 500 square miles. The future plan for this project is to

continue to explore for new Montney pools located along trend and to further develop the existing projects which includes down spacing to 2 wells per section. Galleon plans to drill up to 34 wells on this play and to expand the natural gas facilities to capacity of 40 mmscfd in 2008, subject to natural gas prices.

Liquids rich natural gas and light oil production at Eaglesham averaged 1,763 BOE/day in 2007. Galleon has drilled 15 wells in 2007 with 87% success and has identified new light oil pools in Eaglesham. Eaglesham contributed 13% of 2007 annual funds from operations from 13% of production. Year to date operating netbacks of $28.91/BOE reflect a low operating cost structure of $5.82/BOE. Control of the facilities in the area has enabled Galleon to control operating costs. A new 10,000 BOE/day oil battery with significant water disposal capabilities and expansion of the existing gas plant were completed in early 2008. The battery and plant expansion was required to accommodate existing and significant production growth expected in 2008. Galleon spent $3.0 million on 3D seismic in the Eaglesham area in 2007 and based on this seismic has built a prospect inventory of over 50 locations. Galleon plans to drill up to 17 wells in this area in 2008 expanding the Wabamun oil play on the existing Galleon acreage trend.

The Dawson area averaged 3025 BOE/day and contributes 23% to Galleon's annual funds from operations from 23% of total production. Production from the area decreased overall by 25% compared to the previous year as a result of natural gas declines due to reduced capital spending. Light oil production increased 26% in the Dawson area in fourth quarter 2007 compared to the prior year 2006, mainly due to new light oil discoveries at McLeans Creek. Galleon drilled 5 wells in McLeans Creek with an 80% success rate. The majority of this production came on in December 2007 and averaged 745 BOE/day in the month of December. Galleon plans to drill up to 8 wells in the first quarter of 2008 at McLeans Creek.

The heavy oil wells primarily at Edam contributed 4% of annual funds from operations from 15% of total production. Operating netbacks of $8.33/BOE increased 10% compared to the prior year mainly due to a 9% increase in production compared to 2006.

Royalties

Year ended December 31	2007	2006
($000s)		
Crown	47,524	29,985
Freehold	1,149	1,134
GORR and other	2,913	1,781
Subtotal	**51,586**	32,900
ARTC and GCA	(10,033)	(9,371)
Net royalties	**41,553**	23,529
% of revenue	**21.0**	20.8
% of revenue net of ARTC and GCA	**16.9**	14.9

Gross royalties were 21.0% of revenues for 2007 compared to 20.8 % in 2006. By product, gross royalties were 18.8% for light oil, 23.79% for natural gas, 20.6% for heavy oil, and 26.48% for liquids. For 2006 by product, gross royalties were 13.1% for light oil, 26.1% for natural gas, 19.4% for heavy oil, and 32.7% for liquids. Average royalties in 2007 increased as a result of price increases per BOE as well as a reduction in royalty holidays mainly in the Puskwa area compared to 2006. In 2006 the average royalty rate in Puskwa was 11.73%

and in 2007 21.18%. Net royalties of 16.9% increased due to a 57% increase in net royalties which was partially offset by a 7% increase in Gas Cost Allowance.

GORR royalties for 2007 increased by 64% compared to the prior year mainly due to encumbrances from the expansion of our Dawson Montney Gas and Eaglesham areas.

In 2006 Galleon received $500,000 of Alberta Royalty Tax credits (ARTC). For 2007 the ARTC program was discontinued.

Operating Costs

Year ended December 31	**2007**		
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	**16**	**8**	**4.54**
Dawson Montney gas	**25**	**14**	**4.88**
Eaglesham	**13**	**9**	**5.82**
Dawson	**23**	**27**	**10.90**
Calais	**5**	**4**	**6.60**
Edam and other heavy oil	**15**	**32**	**21.23**
B.C.	**2**	**3**	**10.50**
Other	**1**	**3**	**20.31**
	100	**100**	**9.13**

Year ended December 31	2006		
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	7	2	2.91
Dawson Montney gas	12	7	6.04
Eaglesham	3	2	(1.58)
Dawson	43	34	7.88
Calais	11	7	6.02
Edam and other heavy oil	20	42	21.93
B.C.	2	3	8.77
Other	2	3	17.04
	100	100	**9.85**

Operating costs were $44.8 million or $9.13/BOE for the year ended December 31, 2007 compared to $33.7 million or $9.85/BOE for the prior year. Galleon's operating costs per barrel of oil equivalent excluding the heavy oil were $7.01/BOE for the year and $6.88/BOE in 2006. Costs for the heavy oil assets decreased from $21.93/BOE in 2006 to $21.23/BOE in 2007 mainly due to increased production levels. Operating costs in Galleon's key areas of Puskwa, Dawson Montney gas, and Eaglesham remain low and below the corporate average for 2007 due to control of the facilities in those areas.

Operating costs for Puskwa increased to $4.54/BOE in 2007 compared to $2.91/BOE in 2006, mainly due to the waterflood project. This project resulted in an increase in water trucking costs of $0.30/BOE and pump rental costs of $0.55/BOE for water injection. Other cost increases for Puskwa were minor workover and well service costs of $0.70/BOE due to a greater percentage of pumping oil wells in 2007 compared to flowing wells in 2006. In

2008, operating costs are expected to decrease with the completion of permanent waterflood facilities. As well operating costs related to minor workovers and well servicing are expected to increase due to a larger number of pumping oil wells compared to the flowing oil wells in 2007.

Operating costs decreased to $4.88/BOE for Dawson Montney Gas compared to $6.04/BOE in 2006, due to control of the facilities in this area, increased production levels and increased processing revenues. In 2007, processing revenues from the facilities were $0.77/BOE compared to $0.49/BOE in 2006 and production of 3,406 BOE/day increased 204% compared to 1,120 BOE/day in 2006.

Eaglesham operating costs for 2007 were $5.82/BOE compared to ($1.58)/BOE in 2006. For 2006, processing revenues from the facilities were $7.15/BOE, while gross operating costs were $5.57/BOE. Net operating costs therefore resulted in a credit of $1.58/BOE. Processing revenues in 2007 were $1.30/BOE and gross operating costs were $7.12/BOE. Operating costs for 2007 included trucking costs of $1.88/BOE and $1.29/BOE of third party processing and water disposal costs which will be eliminated in 2008 with the start up our Eaglesham oil battery.

Operating costs for the properties at Dawson of $10.90/BOE increased compared to $7.88/BOE in 2006, due to natural volume declines. Galleon's new discovery at McLeans Creek is a high netback oil producing property included in the Dawson area, but most of the production additions for 2007 were in the month of December 2007 and therefore did not contribute much to the operating cost per BOE for 2007.

The Eaglesham oil battery addition in the first quarter 2008, the anticipated expansion of natural gas facilities in the Dawson Montney gas to the capacity of 40 mmscfd and other planned minor expansions to existing capacity at Galleon's facilities will sufficiently accommodate planned production increases. It is therefore anticipated that production additions in the key areas will be brought on stream at rates similar to or better than those experienced in 2007. It is anticipated that production increases in Galleon's key areas will lower the corporate average operating costs per barrel of oil equivalent.

General and Administration Expenses

Year ended December 31	**2007**		**2006**	
($000s)				
		$/BOE		$/BOE
Gross	12,155	2.48	9,926	2.90
Capitalized overhead	(3,775)	(0.77)	(3,592)	(1.05)
Overhead recoveries	(1,099)	(0.22)	(744)	(0.22)
	7,281	**1.49**	**5,590**	**1.63**

Net general and administrative (G&A) expenses of $1.49/BOE for 2007 were lower than the previous year as a result of increases in capital and operating overhead recoveries due to increases in capital spending and operating activity. Recoveries credited to operations were $1,098,913 and to capital were $3,775,829 in 2007 compared to $744,309 and $3,592,255 respectively in 2006. An amount of $1,035,950 was capitalized in 2007 (2006 - $660,500) for exploration salaries. Galleon's strategy of growth through asset acquisitions and drilling has enabled it to add production without significant increases to administrative costs. While gross G&A expenses have increased 22% with the growth of the Corporation, gross G&A expenses per barrel of oil equivalent have decreased by 14%. This is indicative of the efficiencies gained through production growth.

For the year ended December 31, 2007 G&A expenses by category were: salary and employee – 54%, office – 17%, audit, engineering and legal – 8%, consulting – 7%, computers – 6%, corporate – 6% and shareholder expense – 2%. In 2006 G&A expenses by category were: salary and employee – 51%, office – 15%, corporate – 10%, audit, engineering and legal – 9%, consulting – 10%, computers – 5%.

The Corporation will be relocating office space in April 2008 to accommodate current and planned growth resulting in an increase in G&A expenses in 2008.

Interest

Interest expense of $10.1 million for the year ended December 31, 2007 was higher compared to $4.5 million in the prior year due to increased average debt levels. The effective interest rate was 6.16% (2006 -5.38%). As at December 31, 2007 Galleon's debt to equity ratio of 0.33 provides flexibility to finance future capital programs, but has increased from 0.32 in the prior year. Galleon monitors its debt levels in relation to equity, and as a ratio of expected annual funds from operating activities. For 2008 interest costs are expected to increase due to higher average debt levels.

Stock Based Compensation

Stock based compensation was a non-cash expense of $8.5 million for the year compared to $7.7 million in the prior year. The increase was due to grants of options to new employees and an increase in the fair value of new options granted. As calculated by the Black-Scholes Option Pricing Model, all other factors being equal, an increase in Galleon's share price results in a higher option fair value. During the year 1,720,000 stock options were granted at an average exercise price of $15.51 and had fair values of between $4.14 and $5.62 per option.

At December 31, 2007 6,210,950 stock options were outstanding at an average exercise price of $12.36.

Depletion, Depreciation and Accretion

Depletion and depreciation ("D&D") charges were $100.3 million or $20.47/BOE for the year ended December 31, 2007 compared to $60.9 million or $17.81/BOE in the prior year.

Reserve additions for 2007 were estimated by an independent third party qualified reserves evaluator. Capital expenditures of $105.8 million ($76.5 million – December 31, 2006) related to undeveloped land, seismic, and equipment under construction have been excluded from the depletion and depreciation calculation and $110.8 million ($95.0 million – December 31, 2006) of future development costs have been added.

Accretion expense on the Corporation's asset retirement obligation was $1,948,696 for the year compared to $631,000 in the prior year. The increase related to a greater asset retirement obligation which is driven by the number of wells and facilities in which Galleon has an interest.

Capital and Future Taxes

The current tax provision of $879,358 for the year was comprised of Saskatchewan capital and resource taxes. The provision for future income taxes was $2.7 million for the year ended December 31, 2007 compared to $2.2 million for the prior year. The decrease in future taxes was a result of a decrease in both the federal and provincial income tax rates during the year and lower net earnings.

Galleon has estimated tax pools of $544.6 million as at December 31, 2007.

Capital Expenditures

($000s)	
Property & equipment balance at December 31, 2006	577,758
Additions to equipment inventory	293
Additions to property and equipment	208,344
Acquisition of property and equipment	52,082
Asset retirement obligation	4,326
Depletion and depreciation	(100,331)
Property & equipment balance at December 31, 2007	**742,472**

Year ended December 31	**2007**		**2006**	
($000s)		%		%
Land	10,789	5	31,385	11
Geological and geophysical	16,808	8	22,947	8
Drilling and completion	140,015	67	136,740	48
Plant and facilities	40,378	20	92,144	33
Other assets	354	-	132	-
Exploration and Development Expenditures	**208,344**	100	**283,348**	100

Capital expenditures during 2007 included $52.0 million for the acquisition of oil and gas properties in the Dawson, Kakut, Shadow areas, and $208.3 million on exploration and development expenditures. In 2007 Galleon completed its most successful drilling program, 93 wells were drilled and 83 wells (74.8 net) were cased for an 89% success rate. By key area, 15 wells were drilled at Eaglesham, 12 wells were drilled at Puskwa, and 32 wells were drilled for Montney gas.

Land and seismic expenditures in 2007 were concentrated in the above three key areas. Management has established a capital budget of between $200 to $210 million for 2008 and plans to finance the program with funds from operating activities.

Liquidity and Capital Resources

Year ended December 31	**2007**	2006
($000s)		
Bank debt	**163,378**	122,996
Working capital deficiency	**30,179**	28,217
	193,557	151,213

Funding of Capital Program

Year ended December 31	**2007**	**2006**
($000s)		
Issuance of shares, net of costs	88,332	168,208
Funds from operations	131,052	85,151
Change in bank debt	40,382	47,694
Change in working capital and other	(210)	9,120
	259,556	**310,173**

During the year, net proceeds of $88.3 million from equity offerings, funds from operations of $131.1 million, and an additional $40.2 million in bank debt and working capital were used to fund $259.6 million of acquisition and exploration and development expenditures.

At December 31, 2007, the Corporation has extendible revolving term credit facilities of $220 million in place with a bank syndicate. The facilities bear interest at rates ranging from the bank's prime rate to prime plus 0.75% per annum on $210 million and at rates ranging from the bank's prime rate plus 0.95% to prime plus 1.75% on $10 million based on the Corporation's debt to cash flow ratio. The Corporation may also borrow at the prevailing Banker's Acceptance rate. Collateral for the facilities consists of a demand debenture for $500 million collateralized by a first floating charge over all of the property and equipment of the Corporation. At December 31, 2007, an amount of $163.3 million was drawn against the credit facilities (December 31, 2006 - $123.0 million).

Subsequent to December 31, 2007 upon closing the acquisition of ExAlta Energy Inc., Galleon's extendible revolving term credit facility was increased to $265 million comprised of a lending facility of $250 million and an acquisition facility of $15 million.

Summary of Quarterly Results

Quarterly Highlights	2007			
	Q4	Q3	Q2	Q1
Financial ($000s)				
Revenues	71,339	60,156	60,734	52,974
Operating costs	(14,227)	(10,547)	(10,507)	(9,478)
General & Administrative expenses	(2,712)	(1,507)	(1,797)	(1,265)
Interest expense	(2,476)	(2,707)	(2,681)	(2,246)
Funds from operations[2]	**35,483**	**32,566**	**32,834**	**30,169**
Per share, basic[1, 2]	0.56	0.54	0.55	0.52
Per share, diluted[1, 2]	0.55	0.53	0.54	0.50
Earnings (loss)	**(495)**	**1,590**	**3,270**	**3,921**
Per share, basic[1]	(0.01)	0.03	0.06	0.07
Per share, diluted[1]	(0.01)	0.03	0.05	0.07
Total assets	**799,359**	**743,932**	**699,112**	**692,749**
Weighted average outstanding Class A shares-basic[1]	63,206,585	59,880,135	59,204,393	57,800,899
Weighted average outstanding Class A shares-diluted[1]	64,716,872	61,724,550	61,175,217	59,947,494

Quarterly Highlights	2006			
	Q4	Q3	Q2	Q1
Financial ($000s)				
Revenues	45,264	39,921	36,517	36,230
Operating costs	(9,651)	(9,243)	(7,716)	(7,065)
G&A	(2,670)	(692)	(1,068)	(1,160)
Interest	(1,487)	(1,202)	(1,098)	(740)
Funds from operations[2]	**23,857**	**21,178**	**22,069**	**18,047**
Per share, basic[1, 2]	0.42	0.39	0.42	0.36
Per share, diluted[1, 2]	0.40	0.37	0.40	0.35
Earnings	**1,906**	**2,196**	**7,985**	**1,740**
Per share, basic[1]	0.03	0.04	0.15	0.04
Per share, diluted[1]	0.03	0.04	0.15	0.03
Total assets	**614,565**	**540,980**	**477,967**	**399,269**

Weighted average outstanding Class A shares-basic[1]	56,761,415	54,854,334	52,003,462	49,661,598
Weighted average outstanding Class A shares-diluted[1]	59,234,229	57,447,555	54,838,259	52,220,178

[1]Restated to reflect a three-for-two Class A share split in June 2006.

[2]See "Non-GAAP Measurements".

Quarterly Highlights	2007				2006			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production								
Light oil (Bbl/d)	4,419	3,375	3,317	3,127	2,419	1,823	1,753	1,859
Heavy oil (Bbl/d)	1,746	1,949	2,247	2,081	2,100	1,984	1,705	1,580
Natural Gas (Mcf/d)	49,486	48,989	45,314	38,845	36,733	33,068	30,014	30,445
Liquids (Bbl/d)	283	237	256	206	230	102	100	93
BOE/d	**14,695**	**13,726**	**13,372**	**11,888**	**10,869**	**9,420**	**8,560**	**8,606**
Total BOE produced	1,351,986	1,262,762	1,216,855	1,069,915	999,982	866,646	778,992	774,578
Daily BOE of production per million Class A shares – basic[1]	**232**	**229**	**226**	**206**	**191**	**172**	**165**	**173**
Prices (net of transportation)								
Light oil ($/Bbl)	83.38	78.43	70.12	63.24	63.03	75.65	75.63	65.66
Heavy oil ($/Bbl)	37.32	40.04	35.89	36.55	31.16	47.01	42.69	24.71
Crude oil ($/Bbl)	64.40	63.25	56.30	52.57	47.19	53.35	59.39	46.78
Natural Gas ($/Mcf)	6.16	5.73	7.14	7.36	6.84	5.58	5.97	7.36
NGLs ($/Bbl)	72.90	64.05	59.67	56.64	56.02	69.83	65.71	57.62
Per BOE ($)								
Revenues	52.77	47.64	49.91	49.51	45.26	46.06	46.88	46.77
Royalties, net of ARTC & GCA	(8.55)	(8.41)	(9.04)	(7.84)	(6.02)	(7.20)	(4.34)	(10.18)
Transportation costs	(1.18)	(1.13)	(1.16)	(1.47)	(1.37)	(1.25)	(1.22)	(1.43)
Operating costs	(10.52)	(8.35)	(8.63)	(8.86)	(9.65)	(10.66)	(9.91)	(9.12)
Net	**32.52**	**29.75**	**31.08**	**31.34**	**28.22**	**26.95**	**31.41**	**26.04**
Other revenue	-	-	-	-	-	-	-	-
G&A	(2.00)	(1.19)	(1.48)	(1.18)	(2.67)	(0.80)	(1.37)	(1.50)
Interest	(1.83)	(2.14)	(2.20)	(2.10)	(1.49)	(1.39)	(1.41)	(0.95)
Capital and other taxes	0.05	(0.18)	(0.41)	(0.21)	(0.21)	(0.33)	(0.30)	(0.29)
Realized gain (loss) on financial derivative	(2.49)	(0.44)	-	0.35	-	-	-	-

GALLEON ENERGY INC.
Consolidated Balance Sheets
As at December 31

($000s)	2007	2006
ASSETS		
CURRENT		
Accounts receivable	35,406	24,639
Deposits and prepaid expenses	5,459	1,839
Fair value of financial derivative	-	190
	40,865	26,668
Goodwill	16,022	10,139
Equipment Inventory	2,829	2,536
Property and equipment	739,643	575,222
	799,359	**614,565**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	71,044	54,695
Bank loan	163,378	122,996
Fair value of financial derivatives	9,075	-
	243,497	177,691
Asset retirement obligation	25,535	21,432
Future income taxes	52,299	32,287
	321,331	231,410
SHAREHOLDERS' EQUITY		
Share capital	419,011	339,869
Contributed surplus	19,064	11,619
Retained earnings	39,953	31,667
	478,028	383,155
	799,359	**614,565**

GALLEON ENERGY INC
Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
Years ended December 31

($000s, except per share amounts)	2007	2006
REVENUE		
Petroleum and natural gas revenue	245,203	157,931
Royalties, net of ARTC and GCA	(41,553)	(23,529)
Other income	-	5
	203,650	134,407
EXPENSES		
Operating	44,759	33,675
Transportation	6,024	4,507
General and administration	7,281	5,590
Interest	10,110	4,527
Stock-based compensation	8,516	7,713
Accretion	1,949	631
Depletion and depreciation	100,331	60,929
Realized loss on financial derivatives	3,545	-
Unrealized loss(gain) on financial derivatives	9,264	(190)
	191,779	117,382
Earnings before taxes	11,871	17,025
Income taxes		
Capital and other taxes	879	957
Future income taxes	2,706	2,242
	3,585	3,199
NET EARNINGS AND COMPREHENSIVE INCOME	**8,286**	**13,826**
RETAINED EARNINGS, BEGINNING OF YEAR	31,667	17,841
RETAINED EARNINGS, END OF YEAR	39,953	31,667
NET EARNINGS AND COMPREHENSIVE INCOME PER SHARE		
Basic	$0.14	$0.26
Diluted	$0.13	$0.25
Weighted average Class A shares – basic	60,037,422	53,343,857
– diluted	61,827,278	55,907,653

GALLEON ENERGY INC.
Consolidated Statements of Cash Flows
Years ended December 31

($000s)	2007	2006
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net earnings	8,286	13,826
Items not requiring cash:		
Future income taxes	2,706	2,242
Depletion and depreciation	100,331	60,929
Accretion	1,949	631
Stock-based compensation	8,516	7,713
Unrealized loss (gain) on financial derivative	9,264	(190)
Abandonment costs	(2,172)	(614)
Change in non-cash working capital	(5,812)	(39)
	123,068	84,498
FINANCING ACTIVITIES		
Issue of common shares	93,257	178,300
Share issue costs	(4,925)	(10,092)
Bank loan	40,382	47,694
	128,714	215,902
INVESTING ACTIVITIES		
Additions to equipment inventory	(293)	(1,429)
Additions to oil and gas properties	(208,344)	(283,348)
Acquisition of oil and gas properties	(50,919)	(25,396)
Change in non-cash working capital	7,774	9,773
	(251,782)	(300,400)
CHANGE IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	-	-
SUPPLEMENTARY INFORMATION		
Cash interest paid	10,084	5,040
Cash taxes paid	542	1,208

Galleon is a technically oriented high growth oil and gas company with focused operations in the Peace River area of Alberta. Galleon has access to over 1 million gross acres of land.

Galleon has approximately 67.8 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,

glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

ADVISORY: Certain information regarding Galleon Energy Inc. in this news release including management's assessment of future plans and operations, the planned acquisition of Privateco, the timing of the acquisition and the effects thereof, number, type and timing of wells to be drilled, the plan and development of certain prospects, production estimates, and expected production growth may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks related to the planned acquisition of Privateco including regulatory and shareholder approvals, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR IMMEDIATE RELEASE – March 28, 2008

GALLEON ANNOUNCES FILING OF ITS ANNUAL INFORMATION FORM

CALGARY, ALBERTA – Galleon Energy Inc. ("Galleon") today filed its Annual Information Form which includes Galleon's reserves data and other oil and gas information for the year ended December 31, 2007 together with the report on reserves data by the independent qualified reserves evaluator on Form 51-101F2 and the report of management and directors on oil and gas disclosure on Form 51-101F3 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of Galleon's Annual Information Form may be obtained on www.sedar.com or by contacting Galleon.

The reserve evaluation as provided by DeGolyer and MacNaughton Canada Limited ("DeGolyer") required modification to reflect the actual royalties applicable to certain of Galleon's light oil properties. As a result, the present value of the future net revenues before income tax, discounted at 10%, of Galleon's total proved plus probable reserves is $77.1 million higher than that previously reported. Gross reserve volumes were not affected. The following tables reflect the revised values and net volumes.

Reserves

Gross reserves are the total of the Corporation's working interest share before deduction of royalties owned by others. Net reserves are the total of the Corporation's working interest reserves after deducting amounts attributable to royalties owned by others, plus the Corporation's royalty interest reserves.

The reserves of the Corporation (which does not include the reserves of ExAlta Energy Inc. ("ExAlta") were evaluated by DeGolyer as at December 31, 2007.

Forecast price case – Remaining Reserves as of December 31, 2007

	Light Oil (Mbbl)		Heavy Oil (Mbbl)		Sales Gas (MMcf)		Natural Gas Liquids (Mbbl)		Total (Mboe)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	5,920	4,675	1,751	1,393	44,515	34,019	275	186	15,365	11,924
Proved Developed Non-Producing	1,193	963	820	680	18,605	13,612	139	90	5,253	4,002
Proved Undeveloped	3,454	2,803	4,129	3,368	34,119	26,714	197	132	13,467	10,755
Total Proved	**10,567**	**8,441**	**6,700**	**5,441**	**97,239**	**74,345**	**611**	**408**	**34,085**	**26,681**
Probable	11,259	8,887	4,692	3,719	54,298	41,270	389	260	25,388	19,744
Total proved plus probable	**21,826**	**17,328**	**11,392**	**9,160**	**151,537**	**115,615**	**1,000**	**668**	**59,473**	**46,425**

DeGolyer used price assumptions in the forecast reserves pricing and costs case as released by DeGolyer effective December 31, 2007.

Forecast Price Case	Future Net Revenue Before Income Taxes as of December 31, 2007 ($MM)			
		Discounted at:		
Reserve category	Undisc	5%	8%	10%
Proved Developed Producing	510	443	412	394
Proved Developed Non-Producing	140	110	97	90
Proved Undeveloped	309	214	175	155
Total Proved	959	766	684	639
Probable	848	615	523	473
Total proved plus probable	1,807	1,382	1,207	1,112

Note: Future net revenue does not represent fair market value

Galleon has approximately 67.8 million Class A shares (which includes approximately 4.3 million Class A shares issued for the acquisition of ExAlta on January 16, 2008) and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

FOR FURTHER INFORMATION SEE www.galleonenergy.com OR CONTACT:
Steve Sugianto, President and Chief Executive Officer, (403) 261-9287,
steves@galleonenergy.com;
Glenn R. Carley, Executive Chairman, (403) 261-9277,
glennc@galleonenergy.com;
Shivon Crabtree, Vice President and Chief Financial Officer, (403) 261-9276

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **STEVE SUGIANTO, GALLEON ENERGY INC., PRESIDENT AND CHIEF EXECUTIVE OFFICER**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.** (the issuer) for the period ending **DECEMBER 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: JUNE 25, 2007

Signed "Steve Sugianto"

STEVE SUGIANTO
PRESIDENT & CEO

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **STEVE SUGIANTO, GALLEON ENERGY INC., PRESIDENT AND CHIEF EXECUTIVE OFFICER**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.** (the issuer) for the period ending **DECEMBER 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: MARCH 28, 2008

Signed "Steve Sugianto"

STEVE SUGIANTO
PRESIDENT & CEO

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **SHIVON CRABTREE, GALLEON ENERGY INC., VP FINANCE & CHIEF FINANCIAL OFFICER**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.** (the issuer) for the period ending **DECEMBER 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: JUNE 25, 2007

Signed "Shivon Crabtree"

SHIVON CRABTREE
VP FINANCE & CFO

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **SHIVON CRABTREE, GALLEON ENERGY INC., VP FINANCE & CHIEF FINANCIAL OFFICER**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.** (the issuer) for the period ending **DECEMBER 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: MARCH 28, 2008

Signed "Shivon Crabtree"

SHIVON CRABTREE
VP FINANCE & CFO

GALLEON ENERGY INC.

Instrument of Proxy
For Annual and Special Meeting of Shareholders

The undersigned shareholder of Galleon Energy Inc. (the "Corporation") hereby appoints Glenn R. Carley, Executive Chairman of the Corporation, or failing him, Shivon M. Crabtree, Vice-President, Finance and Chief Financial Officer of the Corporation, or instead of either of the foregoing, ________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting"), to be held on May 14, 2007 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ fixing the number of directors to be elected at the Meeting at six;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of directors as specified in the Information Circular - Proxy Statement of the Corporation dated March 26, 2007 (the "Information Circular");

3. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such;

4. **FOR** ☐ **or AGAINST** ☐ passing an ordinary resolution to approve certain amendments to the Corporation's option plan, as more particularly described in the Information Circular; and

5. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him or her and on his or her behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2007.

____
(signature of shareholder)

____
(name of shareholder - please print)

(see over for notes)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and received by Valiant Trust Company, Stock Transfer Department, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

5. If not dated, this proxy shall be deemed to bear the date on which it was mailed to shareholders by the Corporation.

GALLEON ENERGY INC.

Notice of Annual and Special Meeting of the Shareholders

TO: THE SHAREHOLDERS OF GALLEON ENERGY INC.

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of Galleon Energy Inc. (the "Corporation") will be held at the Metropolitan Center, 333 – 4th Avenue S.W., Calgary, Alberta on the 14th day of May, 2007 at 11:00 a.m. (Calgary time) for the following purposes:

(1) To receive and consider the financial statements of the Corporation for the year ended December 31, 2006, the auditors' report thereon and the report of the Board of Directors;

(2) To fix the number of directors to be elected at the Meeting at six;

(3) To elect the directors of the Corporation;

(4) To appoint auditors and to authorize the directors to fix their remuneration as such;

(5) To approve certain amendments to the Corporation's option plan; and

(6) To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies and forms part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Secretary of the Corporation, c/o Valiant Trust Company, Stock Transfer Department, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mail to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 26, 2007 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 26th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Glenn R. Carley
Executive Chairman

GALLEON ENERGY INC.

Information Circular - Proxy Statement

for the Annual and Special Meeting
to be held on May 14, 2007

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of GALLEON ENERGY INC. (the "Corporation") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on the 14th day of May, 2007 at 11:00 a.m. (Calgary time) at the Metropolitan Center, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. Instruments of Proxy must be received by the Secretary of the Corporation, c/o Valiant Trust Company, Stock Transfer Department, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The board of directors of the Corporation (the "Board") has fixed the record date for the Meeting at the close of business on March 26, 2007 (the "Record Date"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is provided to beneficial holders of Class A Shares or Class B Shares (collectively, "Common Shares") of the Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees

are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of the Corporation, each of whom retires from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at six members and in favour of the election as directors of the six nominees hereinafter set forth:

Glenn R. Carley
John A. Brussa
William L. Cooke
Steve Sugianto
Fred C. Coles
Brad R. Munro

The names, provinces and countries of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees as of March 26, 2007.

Name, Province and Country of Residence and Position with the Corporation	Principal Occupation	Director Since	Number of Class A Shares and Class B Shares Owned Directly or Indirectly or Controlled
Glenn R. Carley[(2)] Alberta, Canada Executive Chairman and Director	Executive Chairman of the Corporation	March 27, 2003	1,831,304 Class A Shares Nil Class B Shares
Steve Sugianto Alberta, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	May 16, 2003	1,538,709 Class A Shares 11,250 Class B Shares
John A. Brussa[(2)(3)] Alberta, Canada Director	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors)	May 16, 2003	255,000 Class A Shares 4,500 Class B Shares
Fred C. Coles[(1)(2)] Alberta, Canada Director	President, Menehune Resources Ltd. (private oil and gas company)	May 16, 2003	138,825 Class A Shares 4,500 Class B Shares
William L. Cooke[(1)(3)] British Columbia, Canada Director	Private businessman	May 16, 2003	244,200 Class A Shares 3,330 Class B Shares
Brad R. Munro[(1)(4)] Saskatchewan, Canada Director	Consultant, Vice President, Investments, Growthworks Capital Ltd. and affiliates and Manager, Growth Works Canadian Fund Inc. (public investment company)	January 16, 2004	4,000 Class A Shares Nil Class B Shares

Notes:

(1) Member of the Audit and Reserves Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance Committee.

(4) Mr. Munro is the Vice-President, Investments of Growthworks Capital Ltd. and its affiliates and manager of Growthworks Canadian Fund Inc. which holds 1,482,753 Class A Shares, representing 2.6% of the outstanding Class A Shares.

All of the above directors have held their principal occupations or other positions with the same organization as listed above for at least the last five years except for Glenn R. Carley, William L. Cooke and Steve Sugianto.

Mr. Carley was the Chairman and Chief Executive Officer of the Corporation from March 27, 2003 to March 17, 2005. On March 17, 2005, Mr. Carley was appointed Executive Chairman. Mr. Carley has been Executive Chairman of Flagship Energy Inc. ("Flagship") (a public oil and gas company)

since April, 2005. Mr. Carley was Chairman and Chief Executive Officer of New Venture Energy Inc. (a private oil and gas company) from December 2004 to August 2005. New Venture was acquired by Flagship on July 27, 2005. Mr. Carley has been the Chairman of Culane Energy Corp. (a public oil and gas company) since December, 2002. He was the Chairman and Chief Executive Officer of Venture Energy Inc. (a private oil and gas company that was acquired by the Corporation) from December, 2002 to December, 2004. Mr. Carley was a director of High Point Resources Inc. (a public oil and gas company) from October, 2001 until it was sold in August 2005. Mr. Carley has also been the President of Selinger Capital Inc., a private investment company, for more than the last five years. Mr. Carley was co-founder, Chairman and Chief Executive Officer of Magin Energy Inc. (a public oil and gas company) from January, 1994 to June, 2001.

Mr. Cooke is the former President and Chief Executive Officer of MD Private Trust Company and MD Private Investment Management Inc., which are wholly-owned subsidiaries of the Canadian Medical Association. Prior to this, Mr. Cooke was an executive with Royal Bank and Royal Trust companies. He started his career in the Saskatchewan government and served in Finance, a crown corporation and various program delivery areas. He is a director of Okanagan University College. He was a director of several private companies including MD Management and Lancet Investment Management Inc. He also served on the boards of the Canadian Medical Foundation, the advisory board of Vancouver College, and the boards of not-for-profit organizations.

Mr. Sugianto was appointed President and Chief Executive Officer of the Corporation on March 17, 2005 and was President and Chief Operating Officer of the Corporation prior thereto from March 27, 2003. Mr. Sugianto was President and Chief Operating Officer of Venture Energy Inc. from March, 2003 to December, 2004 and was Vice-President, Engineering and Corporate Development of KeyWest Energy Corporation (a public oil and gas company) from March, 1999 to February, 2003.

Cease Trade Orders, Bankruptcies Penalties or Sanctions

To our knowledge, other than as disclosed below, no proposed director: (i) is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body.

Mr. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.), both of whom trade on the Toronto Stock Exchange.

Mr. Munro was a director of Kipp & Zonen Inc. ("Kipp & Zonen"), as part of his employment with GrowthWorks WV Canadian Fund Inc. (formerly Working Ventures Canadian Fund Inc.) ("GrowthWorks") from December 1996 to April 10, 2004. GrowthWorks held a convertible debenture totalling $2,000,000 which was originally funded in 1996 with a maturity in March 2001. In addition to the debenture, GrowthWorks held approximately 2.6 million common shares or 15.1% of the issued and outstanding shares of Kipp & Zonen. On March 25, 2004, Kipp & Zonen was served with Notice of Petition for Receiving Order by its landlord, Squires Properties Limited. The filing was for unpaid rent in the amount of $134,925.26 plus damages of $200,000 for future lost rent.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint the firm of Ernst & Young LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. Ernst & Young LLP has been the Corporation's auditors since the formation of the Corporation.

Approval of Amendments to the Share Option Plan of the Corporation

The Corporation's share option plan (the "Plan") is described under "Stock Options" below. Shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution to approve certain amendments to the Plan.

On March 26, 2007, the Board unanimously approved, subject to regulatory and shareholder approval, amendments to the Plan (the "Proposed Amendments") as set forth below.

By notice dated June 6, 2006, the TSX advised that it will retract certain interpretations given by the TSX with respect to certain provisions of its rules relating to amendments to share option plans and the amending provisions contained in share option plans. The TSX advised that issuers have until June 30, 2007 to adopt amending procedures in accordance with the requirements of the TSX, failing which issuers will no longer be able to make amendments to their plan, without securityholder approval, including any amendments that may be considered to be of a housekeeping nature. In addition, the TSX advised that securityholder approval will be required to amendments to share option plans which have the effect of extending the expiry date of options granted thereunder as a result of a self imposed blackout period. Certain of the Proposed Amendments are being proposed to address the requirement of the TSX to adopt revised amending procedures and with respect to extensions for a blackout period. The Proposed Amendments also include a limit on the number of outstanding options that may be granted to directors who are not officers or employees of the Corporation to 0.5% of the aggregate number of Common Shares.

At the Meeting, shareholders will be asked to ratify and approve the following amendments to the Plan: (i) to include a limit on the number of Class A Shares issuable pursuant to outstanding options granted to directors who are not officers or employees of the Corporation to 0.5% of the aggregate outstanding Common Shares; (ii) to include a provision providing for extension of the exercise period of an option during a "Blackout Period", as described below, for a maximum of 10 business days following the end of such Blackout Period; (iii) to replace the existing provision relating to amendments of the Plan to provide that the Board can make any amendment to the Plan or grant of options thereunder without shareholder approval provided however that the Plan may not be amended without shareholder approval in the case of the following amendments: (A) an amendment to the Plan to increase the percentage of Common Shares issuable on exercise of options in excess of the 10% limit currently prescribed; (B) to reduce the exercise price of any outstanding options held by insiders; (C) to extend the term of any

outstanding option beyond the original expiry date of the options; (D) to increase the maximum limit on the number of securities that may be issued to insiders under all securities based compensation arrangements to in excess of the 10% of the outstanding Common Shares as currently prescribed or to increase the number of Common Shares issuable to insiders within any one year period under all share compensation arrangements to in excess of 10% of the outstanding Common Shares as currently prescribed; (E) to increase the maximum number of Common Shares issuable to directors who are not officers or employees of the Corporation under security based compensation arrangements; (F) to make any amendment to the Plan that permits an optionee to transfer assigned options to a new beneficial optionee other than in the case of the death of the optionee; or (G) to amend the amending provision of the Plan.

In accordance with the requirements of the TSX, approval of the Proposed Amendments requires approval of a majority of votes cast on the resolution at the Meeting.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the Proposed Amendments as follows:

> "BE IT RESOLVED, as an ordinary resolution of Galleon Energy Inc. (the "Corporation") that:
>
> 1. the share option plan of the Corporation (the "Plan") be amended as follows:
>
>   (a) by inserting additional definitions as follows:
>
>   "Blackout Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option."
>
>   (b) by inserting an additional paragraph as follows under the heading "Option Terms":
>
>   "If the normal expiry date of any Option falls within any Blackout Period or within 10 business days (being a day other than a Saturday, Sunday or other than a day when banks in Calgary, Alberta are not generally open for business) following the end of any Blackout Period (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the date that is 10 business days following the end of such Blackout Period. The foregoing extension applies to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in Section 14 hereof."
>
>   (c) inserting a new paragraph in section 3 as follows:
>
>   "(e) the maximum number of Common Shares issuable at any time pursuant to outstanding Options

granted to directors of the Corporation who are not officers or employees of the Corporation shall be limited to 0.5% of the issued and Outstanding Common Shares;"

(d) by deleting the first sentence from Section 6 of the Plan and replacing it with the following:

" The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, not be in excess of five years."

(e) by deleting Section 14 of the Plan and replacing it with the following:

"Amendment or Discontinuance of the Plan

Subject to the restrictions set out in this Section 14, the Committee may amend or discontinue the Plan or Options granted thereunder at any time without shareholder approval provided any amendment to the Plan that requires approval of any stock exchange on which the Class A Shares are listed for trading may not be made without approval of such stock exchange. Without the prior approval of the shareholders, as may be required by the Exchange, the Committee may not:

(a) make any amendment to the Plan to increase the percentage of Class A Shares issuable on exercise of outstanding Options at any time pursuant to Section 3(a) hereof;

(b) reduce the exercise price of any outstanding Options held by Insiders;

(c) extend the term of any outstanding Option beyond the original expiry date of such Option;

(d) make any amendment to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Sections 3(c) or (d) hereof;

(e) make any amendment to Section 3(e) to increase the maximum number of Class A Shares issuable on exercise of Options granted to directors who are not officers or employees of the Corporation;

(f) make any amendment to the Plan that would permit an Optionee to transfer or assign Options

to a new beneficial Optionee other than in the case of death of the Optionee; or

(g) amend this Section 14.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Plan."

2. any officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by shareholders who vote in person or by proxy at the Meeting on such resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution ratifying and approving the Proposed Amendments.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at March 26, 2007, there were 57,867,077 Class A Shares and 922,500 Class B Shares of the Corporation issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if there are not less than 2 persons present at the Meeting holding or representing by proxy not less than 5% of the shares entitled to be voted at the Meeting. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 26, 2007.

To the knowledge of the directors and senior officers of the Corporation, as at March 26, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than as set forth below:

Name and Address	Number of Voting Shares	Percentage of Class (%)
Blackrock Advisors Inc. and its affiliates ("BAI") Wilmington, Delaware	7,734,136 Class A Shares Nil Class B Shares	13.4% Nil
Fidelity Management & Research ("FMR") Boston, Massachusetts	6,773,455 Class A Shares Nil Class B Shares	11.7% Nil

Note: (1) Based on information provided by, and on public filings made by, the foregoing in which BAI and FMR (as at September 30, 2006) advise that it has control or has investment discretion over the foregoing shares but does not beneficially own any of the shares.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information regarding the compensation of the Corporation's Chief Executive Officer, Chief Financial Officer, Vice-President Production and Vice-President Exploration (the "Named Executive Officers"). Other than the Named Executive Officers, no other executive officer of the Corporation had total annual salary and bonus in the last completed financial year exceeding $150,000 (on an annualized basis).

Name and Principal Position	Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compen-sation ($)	Long-Term Compensation: Awards: Securities Under Options/ SARs Granted (#)	Long-Term Compensation: Awards: Restricted Shares or Restricted Share Units ($)	Long-Term Compensation: Payouts: LTIP Payouts ($)	All Other Compen-sation ($)
Steve Sugianto[(1)] President and Chief Executive Officer	2006	230,000	175,000	(3)	Nil	Nil	Nil	Nil
	2005	200,000	150,000	(3)	50,000	Nil	Nil	Nil
	2004	129,167	Nil	(3)	25,000	Nil	Nil	Nil
Shivon M. Crabtree Vice-President, Finance and Chief Financial Officer	2006	175,000	55,000	(3)	Nil	Nil	Nil	Nil
	2005	150,417	33,000	(3)	50,000	Nil	Nil	Nil
	2004	109,166	Nil	(3)	25,000	Nil	Nil	Nil
Tom J. Greschner[(2)] Vice-President, Production	2006	167,500	35,000	(3)	Nil	Nil	Nil	Nil
	2005	143,333	32,000	(3)	50,000	Nil	Nil	Nil
	2004	105,000	18,000	(3)	25,000	Nil	Nil	Nil
C. Brent Lacey[(2)] Vice-President, Exploration	2006	161,000	35,000	(3)	Nil	Nil	Nil	Nil
	2005	138,667	30,400	(3)	50,000	Nil	Nil	Nil
	2004	105,000	18,000	(3)	25,000	Nil	Nil	Nil

Notes:

(1) On March 17, 2005, Mr. Sugianto was appointed President and Chief Executive Officer.

(2) Mr. Greschner and Mr. Lacey were appointed Vice-President, Production and Vice-President, Exploration, respectively, on September 1, 2004.

(3) The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for the financial year.

Stock Options

The Corporation has a share option plan (the "Plan") which permits the granting of options ("Options") to purchase Class A Shares to directors, officers, employees of, and consultants to, the

Corporation. The Plan limits the total number of Class A Shares that may be issued on exercise of Options outstanding at any time under the Plan to 10% of the number of Common Shares outstanding. An aggregate of 898,867 Class A Shares (1.5% of the outstanding Common Shares as at March 26, 2007) have been issued on exercise of Options, Options to purchase 5,405,325 Class A Shares (9.2% of the outstanding Common Shares as at March 26, 2007) are outstanding and 473,633 Class A Shares are available for future grants based on the number of outstanding shares as at March 26, 2007.

Options granted pursuant to the Plan have a term as determined by the Board at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction. The exercise price of Options granted pursuant to the Plan is determined by the Board at the time of grant and may not be less than the closing price of the Class A Shares on the last trading day immediately prior to the date of grant. Vesting is determined by the Board.

The number of Class A Shares reserved for issuance on exercise of Options, within a one year period, to any one optionee shall not exceed 5% of the outstanding Common Shares. In addition, the maximum number of securities of the Corporation issuable to insiders and their associates and affiliates at any time pursuant to all security based compensation arrangements of the Corporation shall not exceed 10% of the number of outstanding Common Shares and the maximum number of securities of the Corporation issued to insiders and their associates and affiliates, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the number of outstanding Common Shares. Options granted under the Plan are not transferable or assignable.

If an optionee ceases to be a director, officer or employee of, or consultant to, the Corporation or a subsidiary (other than by reason of death) the optionee has a period not in excess of 90 days as prescribed by the Board at the time of grant following the date the optionee ceased to be a director, officer, employee or consultant to exercise options held to the extent that the optionee was entitled to exercise the Options as the date of such cessation. In the event of death of the optionee, the Options shall terminate on the date of death, unless the optionee was a director, officer, employee of, or consultant to, the Corporation or a subsidiary at least one year following the date of grant of the Options in question, in which case the Options shall terminate on the earlier of the date that is six months following the date of death and the expiry date of the Option.

An optionee may make an offer (the "Surrender Offer") to the Corporation, at any time, for the disposition and surrender by the optionee to the Corporation of any Options granted for any amount (not to exceed the fair market value) and the Corporation may, but is not obligated, to accept the Surrender Offer. In the case of a take-over bid for the Class A Shares of the Corporation, merger or similar transaction, the Corporation may provide that the Corporation may require the disposition by the optionee and the termination of any obligation of the Corporation in respect of any Options granted by paying the optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the optionee would have been entitled upon exercise of unexercised Options on such date.

If a take over bid (which is not exempt under applicable securities laws) is made for the Class A Shares, the Corporation may provide in the option agreement with respect to Options granted under the Plan that the Corporation may require the optionee to dispose of and terminate the Options by paying to the optionee in cash the difference between the exercise price of the unexercised options and the fair market value of the securities to which the optionee would have been entitled upon exercise of the unexercised options on such date.

The Board may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of optionees, alter or impair any Option previously granted and provided that

any amendment to the Plan is subject to receipt of all necessary regulatory approvals and, if required thereby, shareholder approval. Pursuant to the current requirements of the Toronto Stock Exchange (the "TSX"), shareholder approval will be required for certain matters including increasing the percentage of Common Shares issuable pursuant to the Option Plan, changing eligible participants and certain other matters. Disinterested shareholder approval is currently required for a reduction in the exercise price of Options or an extension of the term of Options held by insiders.

At the Meeting, shareholders are being asked to consider, and if though advisable, to approve certain amendments to the Plan. See "Matters to be Acted Upon – Approval of Amendments to the Share Option Plan of the Corporation".

The Corporation currently has outstanding Options to purchase 5,405,325 Class A Shares under the Plan.

No options were granted to the Named Executive Officers during the most recently completed financial year.

The following table sets forth, with respect to the Named Executive Officers, the number of unexercised stock options and the value of in-the-money stock options at December 31, 2006:

Name	Securities Acquired on Exercise (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at December 31, 2006 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Stock Options/SARs at December 31, 2006[(1)] Exercisable/ Unexercisable ($)
Steve Sugianto	52,500	1,035,700	80,000//25,000	1,027,867/285,333
Shivon M. Crabtree	45,000	904,500	162,500/25,000	2,480,917/285,333
Tom J. Greschner	45,000	904,500	132,500/25,000	1,945,417/285,333
C. Brent Lacey	45,000	904,500	132,500/25,000	1,945,417/285,333

Note:

(1) Based on the closing price on December 31, 2006, of $18.08, less the exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,310,325	$10.28	553,133
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,310,325	$10.28	553,133

Note:

(1) The aggregate number of Class A Shares subject to Options granted under the Plan, from time to time, cannot exceed 10% of the aggregate number of Class A Shares and Class B Shares outstanding.

Employment Agreements

There are no employment agreements for any of the Named Executive Officers.

Directors

During the last completed financial year of the Corporation, directors of the Corporation were not paid any cash compensation for acting as directors of the Corporation, but were reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. The directors of the Corporation have been granted Options pursuant to the Corporation's Plan.

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of Glenn R. Carley, John A. Brussa and Fred C. Coles. Mr. Carley is the Executive Chairman of the Corporation and was previously the Chairman and Chief Executive Officer of the Corporation and therefore would not be considered to be "independent" for the purposes of National Instrument 58-201 (Corporate Governance Guidelines). The other members of the Compensation Committee are independent for this purpose. See also "Interest of Management and Informed Persons in Material Transactions". The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of the Corporation, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report of Compensation Committee

The Corporation's compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Corporation. Employee compensation, including

executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

Recommendations for executive compensation are made by the Compensation Committee to the Board for approval.

Base Salaries

Base salary ranges are determined upon review of comparative data compiled by the Corporation for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers. Base salaries paid to senior officers of the Corporation, including the Chief Executive Officer, are comparable to the salaries of positions for the Corporation's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed at least annually. Compensation is balanced between cash compensation, options and annual vs. long term compensation.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers. The award of a bonus is determined, in the case of employees, by senior management of the Corporation and approved by the Compensation Committee. Bonus levels for the Vice-Presidents are established by the Compensation Committee in consultation with the Chief Executive Officer and the Chief Executive Officer's bonus is established by the Compensation Committee in consultation with the Board. In the case of non-executive employees, bonuses are based on the employee's contribution in adding share value and reducing costs and the employee's contribution to overall corporate goals. In the case of executive officers, including the Chief Executive Officer, bonus awards are discretionary and there are no specified targets or criteria set out, although matters such as changes in share price, cash flow per share, income per share, net asset value per share, reserve replacement cost and production levels are considered. No maximum bonus has been established for any executive officer. Bonuses were awarded to the Named Executive Officers in 2006 as set forth under "Summary Compensation Table".

Long-Term Incentive Compensation - Stock Options

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation's stock option plan rewards overall corporate performance, as measured through the price of the Corporation's shares. In addition, the plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Corporation. The number of currently outstanding options has no bearing on granting additional options except in order to comply with regulatory requirements.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Submitted By:

Glenn R. Carley
John A. Brussa
Fred C. Coles

Indebtedness of Directors and Executive Officers

No director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate of any such director, officer or employee is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the last three years of a $100 investment in the Corporation's Class A Shares, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Energy (Sector), for the comparable period.

The Corporation commenced trading on the TSXV on October 17, 2003 and commenced trading on the TSX on September 6, 2005.

Cumulative Total Return on $100 Investment
(October 17, 2003 – December 31, 2006)


1400
1200
1000
800
600
400
200
0
Oct. 17, 2003
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Galleon Energy Inc.
S&P/TSX Composite Index
S&P/TSX Composite Index Energy (Sector)

Index	Oct. 17, 2003	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
Galleon Energy Inc. – Class A shares	100	157	517	1,167	1,291
S&P/TSX Composite Index	100	107	122	152	178
S&P/TSX Composite Index Energy (Sector)	100	118	146	238	253
Galleon Energy Inc. – Class A share price (1)	$1.40	$2.20	$7.23	$16.33	$18.08

(1) Reflects 3 for 2 stock split in June 2006

Corporate Governance Practices

The Corporation's disclosure with respect to Corporate Governance Practices is set forth in Schedule "A" hereto.

INTEREST OF MANAGEMENT AND INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, of any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries except as follows.

On February 14, 2006, Mr. Carley, Mr. Sugianto and Ms. Crabtree purchased pursuant to a private placement 60,000, 3,000 and 7,500, respectively, Class A Shares at an issue price of $16.17 per share which was on the same basis as other arm's length subscribers to such offering.

On November 16, 2006, Mr. Sugianto, Ms. Crabtree, Mr. Lacey and Mr. Greschner purchased pursuant to a prospectus 3,000, 2,000, 2,000 and 4,000, respectively, Class A Shares issued on a "flow-through" basis at an issue price of $25.00 per share which was on the same basis as other arm's length subscribers to such offering.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and the approval of the amendments to the Corporation's share option plan, to the extent that any of the foregoing participate therein.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2006 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related

management discussion and analysis are available upon request from Shivon M. Crabtree, Vice-President, Finance and Chief Financial Officer of the Corporation, (403) 261-9276 or shivonc@galleonenergy.com.

Also see "Audit Committee" in the Corporation's annual information form for the year ended December 31, 2006 for information relating to the Audit Committee, including its mandate, composition of the Audit Committee and fees paid to the Corporation's auditors.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board.

DATED March 26, 2007.

SCHEDULE "A"

GALLEON ENERGY INC.
CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F1 Disclosure.

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The following four directors of the Corporation are independent (for purposes of NI 58-101):

John A. Brussa
Fred C. Coles
William L. Cooke
Brad R. Munro

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Glenn R. Carley is not independent as he is the Executive Chairman and previously occupied the position of Chief Executive Officer of the Corporation within the previous three years.

Steve Sugianto is not independent as he also occupies the position of the President and Chief Executive Officer of the Corporation.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors of the Corporation (four of the six) are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
John A. Brussa	6550568 Canada Inc., Baytex Energy Ltd.(Baytex Energy Trust), BlackWatch Energy Services Operating Corp. (BlackWatch Energy Services Trust), Capitol Energy Resources Ltd., Cirrus Energy Corporation, Crew Energy Inc., Divestco Inc., E4 Energy Inc. (formerly Southpoint Resources Ltd.), Endev Energy Inc., Enseco Energy Services Corp., FET Resources Inc., (a wholly-owned subsidiary of Focus Energy Trust), Flagship Energy Inc., Grand Petroleum Ltd., Harvest Operations Corp. (a wholly-owned subsidiary of Harvest Energy Trust), Highpine Oil & Gas Limited, North American Energy Partners Inc., Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund), Orleans Energy Ltd., Penn West Petroleum Ltd.(Penn West Energy Trust), Pilot Energy Ltd., Progress Energy Ltd.(Progress Energy Trust), Rider Resources Ltd., SET Resources Inc. (Sound Energy Trust), Storm Exploration Inc., Strategic Energy Fund, and Trafalgar Energy Ltd.
Glenn R. Carley	Culane Energy Corp., Flagship Energy Inc.
Fred C. Coles	ARC Energy Trust, Choice Resources Corp., Crew Energy Inc., Cyries Energy Inc., ExAlta Energy Inc., Grand Petroleum Inc., Masters Energy Inc., Progress Energy Trust, Tristar Oil and Gas Ltd.
William L. Cooke	None
Brad R. Munro	Bonnetts Energy Services Limited (Bonnetts Energy Services Trust), CCS Inc. (CCS Income Trust), Fairmont Energy Inc., Flagship Energy Inc.
Steve Sugianto	None

(e) **Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.**

If determined necessary or appropriate, at the end of or during each meeting of the Board or the Committees, the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting leave the meeting in order for the independent directors to meet. In addition, other meetings of the independent directors may be held from time to time if required. No separate meetings of the independent directors have been held since the beginning of the Corporation's most recently completed financial year.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Executive Chairman of the Board is Glenn R. Carley who was the Chief Executive Officer until he resigned that position on March 17, 2005. As a result of him being an executive officer of the Corporation within the last three years, he is not an independent director, although he no longer is an executive officer of the Corporation. The Board believes it functions and can continue to function independently of management. The Board and its committees meet in the absence of management at their discretion and any committee or member of the Board may engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each of the directors of the Corporation for meetings and committee meetings held since January 1, 2006, is as follows:

Name	Board Meetings Attended / Held	Audit and Reserves Committee Meetings Attended / Held	Compensation Committee Meetings Attended / Held	Corporate Governance Committee Meetings Attended / Held
John A. Brussa	5 / 5		2 / 2	1 / 1
Glenn R. Carley	5 / 5		2 / 2	
Fred C. Coles	5 / 5	4 / 4	2 / 2	
William L. Cooke	5 / 5	3 / 4		1 / 1
Brad R. Munro	5 / 5	4 / 4		

2. Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the board is attached hereto as Appendix A hereto.

3. **Position Descriptions**

(a) **Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.**

The Board of Directors has developed written position descriptions for the Chairman of the Board as well as the Chairman of each of the committees of the Board.

(b) **Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.**

The Board, with the input of the Chief Executive Officer of the Corporation, has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) **Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.**

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b) **Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.**

No formal continuing education program currently exists for the directors of the Corporation. The Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

5. **Ethical Business Conduct**

(a) **Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:**

The Corporation has adopted a Code of Business Conduct for directors, officers and employees (the "Code").

(i) disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Vice-President, Finance and Chief Financial Officer of the Corporation, (403) 261-9276 or shivonc@galleonenergy.com and is also available on SEDAR at www.sedar.com

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board monitors compliance with the Code by requiring that each of the employees and consultants of the Corporation is required to affirm in writing on an annual basis his or her agreement to abide by the Code, as to his or her ethical conduct and with respect to any conflicts of interest. In addition, management is required to provide reports on compliance with the Code to the Board on a regular basis.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There has been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a "Whistleblower Policy" wherein employees and consultants of the Corporation are provided with the mechanics by which they may raise concerns with respect to falsification of financial records, unethical conduct, harassment and theft in a confidential, anonymous process.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for recommending suitable candidates for nominees for election or appointment as director, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the Corporate Governance Committee is to consider: (i) the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Corporate Governance Committee is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee, which is responsible for nominating directors, is comprised of only independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The Compensation Committee conducts a yearly review of directors' compensation having regard to various reports on current trends in directors' compensation and compensation data for directors of issuers of comparative size to the Corporation.

Compensation of Officers

Base salary ranges are determined upon review of comparative data compiled by the Corporation for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers.

Base salaries and bonuses are determined, in the case of employees, by senior management of the Corporation and approved by the Compensation Committee. Base salaries and bonus levels for the Vice-Presidents are established by the Compensation Committee in consultation with the Chief Executive Officer and the Chief Executive

Officer's base salary and bonus are established by the Compensation Committee in consultation with the Board.

Stock options are granted by the Board on the recommendations of senior management in the case of employees, and by the Compensation Committee in the case of executive officers including the Chief Executive Officer. Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Corporation.

See also "Information Concerning the Corporation – Executive Compensation – Report of Compensation Committee".

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is comprised of one non-independent and two independent directors. When the compensation of Mr. Carley, the non-independent member of the Compensation Committee, is being considered, he does not participate in the deliberations.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee's responsibility is to formulate and make recommendations to the Board in respect of compensation issues relating to directors and officers of the Corporation. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate employees;

(ii) to review and recommend to the Board the retainer and fees to be paid to members of the Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("CEO"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO's compensation level based on such evaluation;

(iv) to recommend to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

(v) to administer the stock option plan approved by the Board in accordance with its terms including the recommendation to the Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the Committee for inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the Compensation Committee Report required to be included in the information circular – proxy statement of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time. Two members of the Committee are required to be independent; as such term is defined for this purpose under applicable securities requirements. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation or consultant has not, at any time since the beginning of the Corporation's most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

Other than the audit, reserves and compensation committees, the Corporation has established a Corporate Governance Committee (which also serves as the nominating committee). In addition, the Audit and Reserves Committee carries out the functions of both the audit and reserves committees.

The Corporate Governance Committee acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a). In addition, the Corporate Governance Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(i) annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) preparing and recommending to the Board annually a statement of corporate governance practices to be included in the Corporation's annual report or information circular as required by the Toronto Stock Exchange and any other regulatory authority;

(iv) making recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(vi) assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board;

(vii) recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors and in making such recommendations, the Committee should consider:

  (I) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

  (II) the competencies and skills that the Board considers each existing director to possess;

  (III) the competencies and skills each new nominee will bring to the boardroom; and

  (IV) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board;

(viii) as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board;

(ix) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(x) developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(xi) making recommendations to the Board regarding appointments of corporate officers and senior management;

(xii) reviewing annually the Committee's Mandate and Terms of Reference;

(xiii) reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(xiv) establishing, reviewing and updating periodically a Code of Business Conduct (the "Code") and ensure that management has established a system to monitor compliance with the Code; and

(xv) reviewing management's monitoring of the Corporation's compliance with the Code.

The Audit and Reserves Committee carries out the functions of both the audit and reserves committee of the Corporation. In carrying out its mandate in respect of reserves matters, it is responsible for various matters relating to reserves of the Corporation that may be delegated to the Audit and Reserves Committee pursuant to National Instrument 51-101 (Standards of Disclosure for Oil and Gas Activities) ("NI 51-101"), including:

(i) reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing the Corporation's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the "Reserves Data") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

(v) providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves.

9. **Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.**

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors. The Corporate Governance Committee evaluates Board effectiveness through both its formal and informal communications with Board members. The Committee, with the participation of the Chairman, may recommend changes to enhance Board performance based on this communication as well as based on its review and assessment of the Board structure and individuals in relation to current industry and regulatory expectations. This methodology has been both responsive and practical.

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Galleon Energy Inc. (the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "**CEO**"), define the principal objectives of the Corporation;
- supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Establish processes as required that adequately provide for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Establish or cause to be established systems to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

- Establish or cause to be established an adequate system of internal control.

- Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

Board Process/Effectiveness

- Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

- Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

Independent directors shall meet regularly without non-independent directors and management participation.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

March 5, 2008

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
Prince Edward Island Securities Commission *(via SEDAR)*

Dear Sirs:

Re: Galleon Energy Inc.
CUSIP: 36380R104
CUSIP: 36380R203
Annual and Special Meeting of Shareholders

We are pleased to advise you of the of the upcoming meeting of the shareholders of Galleon Energy Inc.

Issuer:	Galleon Energy Inc.
Meeting Type:	Annual and Special Meeting
CUSIP / ISIN:	36380R104 / CA36380R1047
CUSIP / ISIN:	36380R203 / CA36380R2037
Meeting Date:	May 13, 2008
Record Date of Notice:	March 31, 2008
Record Date of Voting:	March 31, 2008
Beneficial Ownership Determination Date:	March 31, 2008
Class of Securities Entitled to Receive Notice:	Class A and Class B
Class of Securities Entitled to Vote:	Class A and Class B
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Galleon Energy Inc.

Yours truly,

Signed by *"Philip Menard"*

Philip Menard
Director, Client Services

VALIANT TRUST COMPANY

Subsidiary of Canadian Western Bank

March 1, 2007

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
Prince Edward Island Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Galleon Energy Inc.
CUSIP: 36380R104
CUSIP: 36380R203
Annual and Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Galleon Energy Inc.

Issuer:	Galleon Energy Inc.
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN:	36380R104/CA36380R1047
CUSIP / ISIN:	36380R203/CA36380R2037
Meeting Date:	May 14, 2007
Record Date of Notice:	March 26, 2007
Record Date of Voting:	March 26, 2007
Beneficial Ownership Determination Date:	March 26, 2007
Class of Securities Entitled to Receive Notice:	Class A and B
Class of Securities Entitled to Vote:	Class A and B
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Galleon Energy Inc.

Yours truly,

"Signed"

Philip Menard
Director, Client Services

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual and Special Meeting of shareholders of Galleon Energy Inc. ("Galleon") held May 14, 2007 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Fix the number of directors to be elected at the Meeting at six	Resolution approved*
2.	To elect the following six nominees to serve as directors of Galleon for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the *Business Corporations Act* (Alberta) and by-laws of Galleon: Glenn R. Carley Steve Sugianto John A. Brussa Fred C. Coles William L. Cooke Brad R. Munro	Resolution approved*
3.	To approve the appointment of Ernst & Young LLP, Chartered Accountants as auditors of Galleon to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved*

*Vote conducted by a show of hands.

Dated at Calgary, Alberta as of this 14th day of May, 2007.

GALLEON ENERGY INC.

Per: (signed) "*Shivon M. Crabtree*"
Shivon M. Crabtree
Vice-President, Finance and
Chief Financial Officer

GALLEON
ENERGY INC.

Consolidated Financial Statements

March 31, 2007

GALLEON ENERGY INC.
Consolidated Balance Sheets as at

($000s)	March 31, 2007 (unaudited)	December 31, 2006
ASSETS		
CURRENT		
Accounts receivable	26,069	24,639
Deposits and prepaid expenses	1,411	1,839
Fair value of financial derivative (note 11)	669	190
	28,149	26,668
Goodwill (note 3)	16,013	10,139
Property and equipment (notes 3,4 and 6)	648,587	577,758
	692,749	**614,565**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	48,576	54,695
Bank loan (note 6)	189,414	122,996
	237,990	177,691
Asset retirement obligation (note 5)	23,174	21,432
Future income taxes (note 8)	53,543	32,287
	314,707	231,410
SHAREHOLDERS' EQUITY		
Share capital (note 7)	329,234	339,869
Contributed surplus (note 7)	13,220	11,619
Retained earnings	35,588	31,667
	378,042	383,155
	692,749	**614,565**

See accompanying notes

GALLEON ENERGY INC

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings

Three months ended March 31

($000s, except per share amounts) (unaudited)	2007	2006
REVENUE		
Petroleum and natural gas revenue	52,974	36,230
Royalties, net of ARTC and GCA	(8,382)	(7,886)
	44,592	28,344
EXPENSES		
Operating	9,478	7,065
Transportation	1,587	1,106
General and administration	1,264	1,160
Interest	2,246	740
Stock-based compensation (note 7)	1,861	1,292
Accretion	317	144
Depletion and depreciation	22,022	12,760
Realized gain on financial derivative (note 11)	(373)	
Unrealized gain on financial derivative (note 11)	(479)	-
	37,923	24,267
Earnings before taxes	6,669	4,077
Income taxes		
Capital and other taxes	220	226
Future income taxes	2,528	2,111
	2,748	2,337
NET EARNINGS AND COMPREHENSIVE INCOME	**3,921**	**1,740**
RETAINED EARNINGS, BEGINNING OF PERIOD	31,667	17,841
RETAINED EARNINGS, END OF PERIOD	35,588	19,581
NET EARNINGS PER SHARE (note 7)		
Basic	$0.07	$0.04
Diluted	$0.07	$0.03
Weighted average Class A shares – basic	57,800,899	49,661,598
– diluted	59,947,494	52,220,178

See accompanying notes

GALLEON ENERGY INC.
Consolidated Statements of Cash Flows
Three months ended March 31
($000s) (unaudited)

	2007	2006
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net earnings	3,921	1,740
Items not requiring cash:		
Future income taxes	2,528	2,111
Depletion and depreciation	22,022	12,760
Accretion	317	144
Stock-based compensation	1,861	1,292
Unrealized gain on financial derivative	(479)	-
Abandonment costs	(347)	-
Change in non-cash working capital	(2,063)	7,442
	27,760	25,489
FINANCING ACTIVITIES		
Issue of common shares	800	56,945
Share issue costs	(4)	(3,459)
Bank loan	66,418	(15,215)
	67,214	38,271
INVESTING ACTIVITIES		
Additions to equipment inventory	-	(1,389)
Additions to oil and gas properties	(61,209)	(65,162)
Acquisition of oil and gas properties (note 3)	(28,706)	(1)
Change in non-cash working capital	(5,059)	2,792
	(94,974)	(63,760)
CHANGE IN CASH	-	-
CASH, BEGINNING AND END OF PERIOD	-	-
SUPPLEMENTARY INFORMATION		
Cash interest paid	2,235	740
Cash taxes paid	165	226

See accompanying notes

Unless otherwise stated, amounts presented in these notes are in Canadian dollars and tabular amounts are in thousands of Canadian dollars, except number of shares and per share amounts.

1. ACCOUNTING POLICIES

Nature of Business and Basis of Presentation

Galleon Energy Inc. ("Galleon" or the "Corporation") was incorporated under the Business Corporations Act of Alberta on March 27, 2003. The business of the Corporation is the acquisition of, exploration for and development of petroleum and natural gas properties in western Canada. Galleon is listed on the TSX under the symbols "GO.A" and "GO.B".

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and follow the same accounting policies as the financial statements for the year ended December 31, 2006, except as noted below. These notes do not include all disclosures required in annual financial statements and are incremental to, and should be read in conjunction with, the audited financial statements for the year ended December 31, 2006.

2. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

As of January 1, 2007, Galleon adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506 "Accounting Changes;" Section 1530 "Comprehensive Income;" Section 3251 "Equity;" Section 3855 "Financial Instruments - Recognition and Measurement;" Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865 "Hedges."

CICA Section 1506, "Accounting Changes," provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information.

CICA Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges. The application of this revised standard did not result in comprehensive income being different from the net earnings for the periods presented.

CICA Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification. All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they

arise. The application of CICA Section 3855 did not have an impact on Galleon's consolidated financial statements.

CICA Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Galleon has not designated its derivative instrument as a hedge, therefore this section does not have an impact on Galleon's consolidated financial statements.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, Galleon will be required to adopt two new CICA standards, Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments – Disclosure and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

As of January 1, 2008, Galleon will be required to adopt Section 1535 "Capital Disclosures," which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

3. ACQUISITION OF PARTNERSHIP

On February 1, 2007, the Corporation closed a transaction resulting in an acquisition of an interest in a partnership and the minority partnership holder, for a 100% consolidated interest. The partnership holds oil and gas assets within Galleon's core area of Dawson, Alberta. The total consideration of $28.7 million was paid in cash. The business combination has been accounted for as a purchase, with the purchase price allocated on a preliminary basis to assets and liabilities as follows:

Allocation of Purchase Price	$
Property and equipment	30,854
Goodwill	5,874
Asset retirement obligation	(930)
Future income taxes	(7,037)
	28,711

Calculation of Purchase Price	
Cash for purchase of interest	28,664
Transaction costs	47
	28,711

4. PROPERTY AND EQUIPMENT

As at March 31, 2007, $78.3 million (March 31, 2006 - $39.2 million) of undeveloped land, seismic and equipment inventory have been excluded from and $84.4 million (March 31, 2006 - $52.0 million) in future development costs have been added into the full cost pool for depletion purposes. For the three months ended March 31, 2007, $132,000 (March 31, 2006 – $100,000) of exploration salaries have been capitalized.

As at March 31, 2007	Cost $	Accumulated depletion & depreciation $	Net book value $
Petroleum and natural gas properties & equipment	781,884	(135,595)	646,289
Equipment inventory	1,811	-	1,811
Office furniture and equipment	716	(229)	487
	784,411	**(135,824)**	**648,587**

As at December 31, 2006	Cost $	Accumulated depletion & depreciation $	Net book value $
Petroleum and natural gas properties & equipment	688,354	(113,605)	574,749
Equipment inventory	2,536	-	2,536
Office furniture and equipment	671	(198)	473
	691,561	**(113,803)**	**577,758**

5. ASSET RETIREMENT OBLIGATION

The Corporation's asset retirement obligation results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $51.9 million, which will be incurred over the next 19 years. Credit adjusted risk free rates of 5% and 8% and an inflation rate of 2% were used to calculate the fair value of the asset retirement obligation.

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$
Balance, beginning of period	21,432	11,186
Accretion expense	317	631
Liabilities incurred	792	6,149
Liabilities acquired (note 3)	980	1,200
Revision of liabilities	-	2,880
Settlement of liabilities	(347)	(614)
Balance, end of period	**23,174**	**21,432**

6. AVAILABLE CREDIT FACILITY

The Corporation has a $180 million extendible revolving term credit facility in place with a bank syndicate and a $28.5 million non-revolving credit facility with a Canadian chartered bank. The facilities bear interest at rates ranging from the bank's prime rate to prime plus 0.75% per annum based on the Corporation's debt to cash flow ratio. The Corporation may also borrow at the prevailing Banker's Acceptance rate. The borrowing base is subject to semi-annual review, the next review date being April 30, 2007 (see note 12). Collateral for the facilities consists of a demand debenture for $500 million secured by a first floating charge over all of the property and equipment of the Corporation.

7. SHARE CAPITAL

Authorized

Unlimited number of preferred shares with no par value

Unlimited number of voting Class A shares with no par value

Unlimited number of voting Class B shares with no par value, convertible (at the option of the Corporation) at any time after December 31, 2006 and before December 31, 2008, into Class A shares. The conversion factor is calculated by dividing $10 by the greater of $1 and the then current market price of Class A shares. If conversion has not occurred by the close of business on December 31, 2008, the Class B shares become convertible (at the option of the shareholder) into Class A shares on the same basis. Effective February 1, 2009, all remaining Class B shares will be deemed to be converted to Class A shares.

Issued and outstanding	Number of	Amount
Class A shares	Shares	$
Balance at December 31, 2005 (a)	47,740,326	169,256
Issued for cash (b)	7,415,700	135,196
Issue of flow-through shares for cash (b)	1,580,000	40,046
Issued for cash on exercise of stock options	976,051	3,058
Tax effect of flow through shares	-	(6,800)
Share issue costs, net of tax of $3,148	-	(6,944)
Transfer from contributed surplus	-	850
Balance at December 31, 2006	57,712,077	334,662
Issued for cash on exercise of stock options	186,000	800
Tax effect of flow through shares	-	(11,692)
Share issue costs, net of tax of $1	-	(3)
Transfer from contributed surplus	-	260
Balance at March 31, 2007	**57,898,077**	**324,027**
Class B shares		
Balance at March 31, 2007 and December 31, 2006	922,500	5,207
Total share capital at March 31, 2007	**58,820,577**	**329,234**

a) On June 7, 2006, the shareholders of the Corporation approved a three-for-two Class A share split. The number of Class A shares above has been restated to reflect the share split.

b) On February 14, 2006, the Corporation issued 3,405,000 Class A shares at $16.17 per share by way of private placement for gross proceeds of $55.0 million.

On July 25, 2006, the Corporation issued 2,985,000 Class A shares at $20.15 per share and 780,000 flow-through Class A shares at $25.70 per share pursuant to a public offering for gross proceeds of $80.2 million.

On November 16, 2006 the Corporation issued 1,025,700 Class A shares at a price of $19.50 per share and 800,000 flow-through Class A shares at a price of $25.00 per share pursuant to a public offering for gross proceeds of $40.0 million.

Share options

The Corporation has a share option plan which was approved on May 19, 2005 and amended on August 25, 2005. The exercise price of each option equals the market price of the Corporation's Class A shares on the date of the grant. Compensation expense is recognized as the options vest (one third immediately and one third on each of the first and second anniversaries of the date of the grant). The options expire five years from the date of grant. The Corporation may grant up to 10% of the aggregate number of Class A shares and Class B shares outstanding and no one optionee is permitted to hold options entitling such optionee to purchase more than 5% of the aggregate number of issued and outstanding Class A and Class B shares. Class A shares have been reserved for all options granted.

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$
Contributed surplus, beginning of period	11,619	4,756
Stock based compensation expense	1,861	7,713
Transfer to share capital on exercise of options	(260)	(850)
Contributed surplus, end of period	**13,220**	**11,619**

The fair value of options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rates of 2.00-3.28%; dividend yield of 0%; volatility factors of the market price of the Corporation's common shares of 40-46%; and, an average expected life of the options of 3 years.

	Number of Shares[(1)]	Weighted Average Exercise Price [(1)]
		$
Outstanding, December 31, 2005	4,638,376	5.63
Granted	1,647,500	19.13
Exercised	(976,051)	(3.13)
Outstanding, December 31, 2006	5,310,325	10.28
Granted	250,000	15.48
Exercised	(186,000)	(4.30)
Outstanding, March 31, 2007	**5,374,325**	**10.72**

[(1)] Restated to reflect the three-for-two Class A share split in June 2006.

Earnings per share

The Corporation utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding and in the money options

are used to purchase common shares of the Corporation at their average market price for the period. For the three months ended March 31, 2007, 1,460,000 options have been excluded from the diluted earnings per share calculation as they are anti-dilutive. The diluted weighted average number of Class A shares outstanding after deemed conversion of the Class B shares is 60,516,002 (March 31, 2006 – 52,751,549). The prior year amounts have been restated to reflect the three-for-two Class A share split in June 2006.

8. INCOME TAXES

The future income tax liability is comprised of the following temporary differences as at:

	March 31, 2007 $	December 31, 2006 $
Property and equipment	55,002	38,740
ACRI benefit	(870)	(870)
Share issue costs	(3,721)	(4,031)
Asset retirement obligation	(278)	(286)
Non-capital losses	(5,702)	(1,321)
Partnership income tax deferral	8,916	-
Financial derivative	196	55
Future income tax liability	**53,543**	**32,287**

9. COMMITMENTS

Drilling Rig:
The Corporation has entered into a Master Daywork Contract whereby it is entitled to the use of a drilling rig for a two year period which is expected to commence June, 2007. Future minimum payments under this contract are as follows:

Year	Amount $
2007	2,660
2008	4,554
2009	1,894

Minimum Lease Payments:
At March 31, 2007 the Corporation has committed to future minimum payments under operating leases that cover office space as follows:

Year	Amount $
2007	355
2008	280

The above commitment includes an estimate of the Corporation's share of operating expenses, utilities and taxes for the duration of the office lease.

Flow-through Shares:
In connection with the Corporation's flow-through share offerings in 2006, Galleon is obligated to spend $40.0 million on qualifying exploration expenses prior to December 31, 2007. As at March 31, 2007, it is estimated that $4.2 million remains to be incurred.

10. COMMODITY CONTRACTS

The Corporation has the following fixed price physical contracts in place:

Natural Gas:		
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.64 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.50 - $8.12 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $7.50 GJ

The Corporation's fixed price physical contracts qualify as a non-financial derivative for accounting purposes. As the above physical contracts were entered into for the purpose of selling the Corporation's natural gas production and were based on Galleon's expected natural gas production volumes, the contracts are considered to be within the scope of normal sales contracts for accounting purposes. As such, natural gas production sold based on physical contracts is included within the petroleum and natural gas revenue caption in the statement of earnings.

11. FINANCIAL INSTRUMENTS

Fair value of financial assets:
The Corporation's financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable, bank loan and financial derivative ("financial instruments"). The fair value of these instruments, excluding the financial derivative, approximates their carrying amounts due to their short term nature or the indexed rate of interest on the bank loan. The fair value of the financial derivative is recognized on the balance sheet as described below.

Credit risk:
A substantial portion of the Corporation's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. Galleon generally grants unsecured credit but routinely assesses the financial strength of its customers.

Interest rate risk:
The Corporation is exposed to interest rate cash flow risk to the extent that changes in market interest rates will impact the Corporation's debts that have a floating interest rate.

Financial derivative contracts:
Galleon has entered into the following financial derivative contract for the purpose of protecting its funds generated from operations from the volatility of crude oil prices. For the three months ended March 31, 2007, the contract had a realized gain of $373,000. As described in note 2, the Corporation recognizes the fair value of its financial derivatives on the balance sheet each reporting period with the change in fair value recognized as an unrealized gain or loss on the statement of earnings. The fair value is based on quoted market prices. At March 31, 2007 the fair value was an asset of $669,000, resulting in an unrealized gain for the three months ended March 31, 2007 of $479,000.

The Corporation has the following costless collar financial derivative in place:

Crude Oil:		
January 1, 2007 – December 31, 2007	1,000 Bbl/d	WTI USD $61.75-$70.00/Bbl

12. SUBSEQUENT EVENTS

a) Subsequent to March 31, 2007, the Corporation renewed its existing extendible revolving credit facility of $180 million and added an additional $30 million revolving facility for acquisition purposes.

b) Subsequent to March 31, 2007 the Corporation closed a private placement of 1,481,500 flow-through Class A shares at a price of $20.25 per share for total proceeds of $30.0 million. Galleon is obligated to spend $30.0 million on qualifying exploration expenses prior to December 31, 2008. Galleon will recognize the associated future income tax liability upon renunciation of the exploration expenses.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

GALLEON
ENERGY INC.

Financial statements and notes

June 30, 2007

GALLEON ENERGY INC.

Consolidated Balance Sheets as at

($000s) (unaudited)	**June 30, 2007**	**December 31, 2006**
ASSETS		
CURRENT		
Accounts receivable	26,122	24,639
Deposits and prepaid expenses	2,552	1,839
Fair value of financial derivative (note 11)	642	190
	29,316	26,668
Goodwill (note 3)	16,022	10,139
Property and equipment (notes 3,4 and 6)	653,774	577,758
	699,112	**614,565**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	38,461	54,695
Bank loan (note 6)	168,091	122,996
	206,552	177,691
Asset retirement obligation (note 5)	23,748	21,432
Future income taxes (note 8)	55,082	32,287
	285,382	231,410
SHAREHOLDERS' EQUITY		
Share capital (note 7)	359,916	339,869
Contributed surplus (note 7)	14,955	11,619
Retained earnings	38,859	31,667
	413,730	383,155
	699,112	**614,565**

See accompanying notes

GALLEON ENERGY INC

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings

($000s, except per share amounts) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	**2006**	**2007**	**2006**
REVENUE				
Petroleum and natural gas revenue	60,735	36,517	113,709	72,747
Royalties, net of ARTC and GCA	(11,006)	(3,385)	(19,388)	(11,271)
	49,729	33,132	94,321	61,476
EXPENSES				
Operating	10,507	7,716	19,985	14,781
Transportation	1,408	950	2,995	2,056
General and administration	1,797	1,068	3,061	2,228
Interest	2,682	1,098	4,928	1,838
Stock-based compensation (note 7)	2,193	2,718	4,054	4,011
Accretion	356	153	673	296
Depletion and depreciation	24,979	13,404	47,001	26,164
Realized gain on financial derivative (note 11)	-	-	(373)	-
Unrealized loss (gain) on financial derivative (note 11)	26	-	(453)	-
	43,948	27,107	81,871	51,374
Earnings before taxes	5,781	6,025	12,450	10,102
Income taxes				
Capital and other taxes	502	231	722	457
Future income taxes (recovery)	2,008	(2,191)	4,536	(80)
	2,510	(1,960)	5,258	377
NET EARNINGS AND COMPREHENSIVE INCOME	**3,271**	**7,985**	**7,192**	**9,725**
RETAINED EARNINGS, BEGINNING OF PERIOD	35,588	19,581	31,667	17,841
RETAINED EARNINGS, END OF PERIOD	38,859	27,566	38,859	27,566
NET EARNINGS AND COMPREHENSIVE INCOME PER SHARE (note 7)				
Basic	0.06	0.15	0.12	0.19
Diluted	0.05	0.15	0.12	0.18
Weighted average Class A shares – basic	59,204,393	52,003,462	58,506,523	50,838,999
– diluted	61,175,217	54,838,259	60,427,881	53,471,081

See accompanying notes

GALLEON ENERGY INC.
Consolidated Statements of Cash Flows

($000s) (unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net earnings	3,271	7,985	7,192	9,725
Items not requiring cash:				
Future income taxes	2,008	(2,191)	4,536	(80)
Depletion and depreciation	24,979	13,404	47,001	26,164
Accretion	356	153	673	296
Stock-based compensation	2,193	2,718	4,054	4,011
Unrealized loss (gain) on financial derivative	26	-	(453)	-
Abandonment costs	(109)	-	(456)	-
Change in non-cash working capital	(1,619)	(214)	(3,682)	5,838
	31,105	21,855	58,865	45,954
FINANCING ACTIVITIES				
Issue of common shares	31,378	742	32,178	57,687
Share issue costs	(1,632)	-	(1,636)	(3,459)
Bank loan	(21,323)	61,540	45,095	46,325
	8,423	62,282	75,637	100,553
INVESTING ACTIVITIES				
(Additions to) disposal of equipment inventory	(272)	-	453	-
Additions to oil and gas properties	(23,668)	(58,928)	(85,602)	(124,089)
Acquisition of oil and gas properties (note 3)	(5,900)	(25,854)	(34,606)	(25,856)
Change in non-cash working capital	(9,688)	995	(14,747)	3,788
	(39,528)	(83,787)	(134,502)	(146,157)
CHANGE IN CASH	-	350	-	350
CASH, BEGINNING AND END OF PERIOD	-	350	-	350
SUPPLEMENTARY INFORMATION				
Cash interest paid	2,933	1,252	5,168	1,992
Cash taxes paid	168	538	333	765

See accompanying notes

Notes to the Consolidated Financial Statements
For the three and six month periods ended June 30, 2007 and 2006
(unaudited)

Unless otherwise stated, amounts presented in these notes are in Canadian dollars and tabular amounts are in thousands of Canadian dollars, except number of shares and per share amounts.

1. ACCOUNTING POLICIES

Nature of Business and Basis of Presentation

Galleon Energy Inc. ("Galleon" or the "Corporation") was incorporated under the Business Corporations Act of Alberta on March 27, 2003. The business of the Corporation is the acquisition of, exploration for and development of petroleum and natural gas properties in western Canada. Galleon is listed on the TSX under the symbols "GO.A" and "GO.B".

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and follow the same accounting policies as the annual audited consolidated financial statements for the year ended December 31, 2006, except as noted below. These notes do not include all disclosures required for annual financial statements presentation and disclosure and should be read in conjunction with new or pending accounting pronouncements, the audited consolidated financial statements for the year ended December 31, 2006.

2. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

As of January 1, 2007, Galleon adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506 "Accounting Changes;" Section 1530 "Comprehensive Income;" Section 3251 "Equity;" Section 3855 "Financial Instruments - Recognition and Measurement;" Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865 "Hedges."

CICA Section 1506, "Accounting Changes," provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retroactive unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information.

CICA Section 1530, " Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges. The application of this revised standard did not result in comprehensive income being different from the net earnings for the periods presented.

CICA Section 3855 "Financial Instruments – Recognition and Measurement" prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification. All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when

they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise. The application of CICA Section 3855 did not have an impact on Galleon's consolidated financial statements.

CICA Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Galleon has not designated its derivative instrument as a hedge, therefore this section does not have an impact on Galleon's consolidated financial statements.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, Galleon will be required to adopt two new CICA standards, Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments – Disclosure and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

As of January 1, 2008, Galleon will be required to adopt Section 1535 "Capital Disclosures," which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS"). The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

3. ACQUISITION OF PARTNERSHIP

On February 1, 2007, the Corporation closed a transaction resulting in an acquisition of an interest in a partnership and the minority partnership's holdings resulting in a 100% consolidated interest. The partnership holds oil and gas assets within Galleon's core area of Dawson, Alberta. The total consideration of $28.7 million was paid in cash. The business combination has been accounted for as a purchase, with the purchase price allocated on a preliminary basis to assets and liabilities as follows:

Allocation of Purchase Price	$
Property and equipment	30,874
Goodwill	5,883
Asset retirement obligation	(980)
Future income taxes	(7,045)
	28,732

Calculation of Purchase Price	
Cash for purchase of interest	28,664
Transaction costs	68
	28,732

Additional properties were acquired during the second quarter for $5.9 million.

4. PROPERTY AND EQUIPMENT

As at June 30, 2007, $84.1 million (June 30, 2006 - $74.0 million) of undeveloped land, seismic and equipment inventory have been excluded from and $85.8 million (June 30, 2006 - $49.8 million) in future development costs have been added to the full cost pool for depletion purposes. For the three and six months ended June 30, 2007, $217,874 and $350,374, respectively (June 30, 2006 – $146,750 and 246,750, respectively) of exploration salaries have been capitalized.

As at June 30, 2007	Cost $	Accumulated depletion & depreciation $	Net book value $
Petroleum and natural gas properties & equipment	811,637	(160,536)	651,101
Equipment inventory	2,083	-	2,083
Office furniture and equipment	858	(268)	590
	814,578	**(160,804)**	**653,774**

As at December 31, 2006	Cost $	Accumulated depletion & depreciation $	Net book value $
Petroleum and natural gas properties & equipment	688,354	(113,605)	574,749
Equipment inventory	2,536	-	2,536
Office furniture and equipment	671	(198)	473
	691,561	**(113,803)**	**577,758**

5. ASSET RETIREMENT OBLIGATION

The Corporation's asset retirement obligation arises due to net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $53.1 million, which will be incurred over the next 19 years. Credit adjusted risk free interest rates of 5% and 8% and an inflation rate of 2% were used to calculate the fair value of the asset retirement obligation.

	Six months ended June 30, 2007 $	Year ended December 31, 2006 $
Balance, beginning of period	21,432	11,186
Accretion expense	673	631
Liabilities incurred	1,119	6,149
Liabilities acquired (note 3)	980	1,200
Revision of liabilities	-	2,880
Settlement of liabilities	(456)	(614)
Balance, end of period	**23,748**	**21,432**

6. AVAILABLE CREDIT FACILITY

The Corporation has extendible revolving term credit facilities of $210 million in place with a bank syndicate. The facilities bear interest at rates ranging from the bank's prime rate to prime plus 0.75% per annum on $180 million and at rates ranging from the bank's prime rate plus 0.95% to prime plus 1.75% on $30 million based on the Corporation's debt to cash flow ratio. The Corporation may also borrow at the prevailing Banker's Acceptance rate. The borrowing base is subject to semi-annual review, the next review date being November 30, 2007. Collateral for the facilities consists of a demand debenture for $500 million collateralized by a first floating charge over all of the property and equipment of the Corporation. At June 30, 2007, an amount of $168.1 million was drawn against the credit facilities.

7. SHARE CAPITAL

Authorized

Unlimited number of preferred shares with no par value

Unlimited number of voting Class A shares with no par value

Unlimited number of voting Class B shares with no par value, convertible (at the option of the Corporation) at any time after December 31, 2006 and before December 31, 2008, into Class A shares. The conversion factor is calculated by dividing $10 by the greater of $1 and the then current market price of Class A shares. If conversion has not occurred by the close of business on December 31, 2008, the Class B shares become convertible (at the option of the shareholder) into Class A shares on the same basis. Effective February 1, 2009, all remaining Class B shares will be deemed to be converted to Class A shares.

Issued and outstanding **Class A shares**	Number of Shares	Amount $
Balance at December 31, 2005 (a)	47,740,326	169,256
Issued for cash (b)	7,415,700	135,196
Issue of flow-through shares for cash (b)	1,580,000	40,046
Issued for cash on exercise of stock options	976,051	3,058
Tax effect of flow through shares	-	(6,800)
Share issue costs, net of tax of $3,148	-	(6,944)
Transfer from contributed surplus	-	850
Balance at December 31, 2006	57,712,077	334,662
Issued for cash on exercise of stock options	186,000	800
Tax effect of flow through shares	-	(11,692)
Share issue costs, net of tax of $1	-	(3)
Transfer from contributed surplus	-	260
Balance at March 31, 2007	57,898,077	324,027
Issue of flow-through shares for cash (b)	1,481,500	30,000

Issued for cash on exercise of stock options	355,375	1,378
Share issue costs, net of tax of $478	-	(1,154)
Transfer from contributed surplus	-	458
Balance at June 30, 2007	**59,734,952**	**354,709**

Class B shares		
Balance at March 31, and June 30, 2007	922,500	5,207
Total share capital at June 30, 2007	**60,657,452**	**359,916**

a) On June 7, 2006, the shareholders of the Corporation approved a three-for-two Class A share split. The number of Class A shares above has been restated to reflect the share split.

b) On April 19, 2007, the Corporation issued 1,481,500 flow-through Class A shares at $20.25 per share by way of private placement for gross proceeds of $30.0 million. Galleon is obligated to incur qualifying exploration expenses of $30.0 million prior to December 31, 2008.

On February 14, 2006, the Corporation issued 3,405,000 Class A shares at $16.17 per share by way of private placement for gross proceeds of $55.0 million.

On July 25, 2006, the Corporation issued 2,985,000 Class A shares at $20.15 per share and 780,000 flow-through Class A shares at $25.70 per share pursuant to a public offering for gross proceeds of $80.2 million.

On November 16, 2006 the Corporation issued 1,025,700 Class A shares at a price of $19.50 per share and 800,000 flow-through Class A shares at a price of $25.00 per share pursuant to a public offering for gross proceeds of $40.0 million.

Share options

The Corporation has a share option plan which was approved on May 19, 2005 and amended on August 25, 2005 and June 19, 2007. The exercise price of each option equals the market price of the Corporation's Class A shares on the date of the grant. Compensation expense is recognized as the options vest (one third immediately and one third on each of the first and second anniversaries of the date of the grant). The options expire five years from the date of grant. The Corporation may grant up to 10% of the aggregate number of Class A shares and Class B shares outstanding and no one optionee is permitted to hold options entitling such optionee to purchase more than 5% of the aggregate number of issued and outstanding Class A and Class B shares. Class A shares have been reserved for all options granted.

	Six months ended June 30, 2007 $	Year ended December 31, 2006 $
Contributed surplus, beginning of period	11,619	4,756
Stock based compensation expense	4,054	7,713
Transfer to share capital on exercise of options	(718)	(850)
Contributed surplus, end of period	**14,955**	**11,619**

The fair value of options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rates of 2.00-3.93%; dividend yield of 0%; volatility factors of the market price of the Corporation's common shares of 37-46%; and, an average expected life of the options of 3 years.

	Number of Shares[1]	Weighted Average Exercise Price [1]
		$
Outstanding, December 31, 2005	4,638,876	5.63
Granted	1,647,500	19.13
Exercised	(976,051)	(3.13)
Outstanding, December 31, 2006	5,310,325	10.28
Granted	250,000	15.48
Exercised	(186,000)	(4.30)
Outstanding, March 31, 2007	5,374,325	10.72
Granted	380,000	16.80
Exercised	(355,375)	(3.88)
Outstanding, June 30, 2007	**5,398,950**	**11.60**

[1] Restated to reflect the three-for-two Class A share split in June 2006.

Earnings per share

The Corporation utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding and in the money options are used to purchase common shares of the Corporation at their average market price for the period. For the three and six months ended June 30, 2007, 1,172,500 and 1,715,000 options, respectively have been excluded from the diluted earnings per share calculation as they are anti-dilutive. For the three and six months ended June 30, 2007, the diluted weighted average number of Class A shares outstanding after deemed conversion of the Class B shares is 61,714,779 and 60,981,538, respectively (June 30, 2006 – 55,257,895 and 53,940,069, respectively). The prior year amounts have been restated to reflect the three-for-two Class A share split in June 2006.

8. INCOME TAXES

The future income tax liability is comprised of the following temporary differences as at:

	June 30, 2007	December 31, 2006
	$	$
Property and equipment	51,548	38,740
ACRI benefit	(870)	(870)
Share issue costs	(3,815)	(4,031)
Asset retirement obligation	(348)	(286)
Non-capital losses	(9,420)	(1,321)
Partnership income tax deferral	17,800	-
Financial derivative	187	55
Future income tax liability	**55,082**	**32,287**

9. COMMITMENTS

Drilling Rig:

The Corporation has entered into a Master Daywork Contract whereby it is entitled to the use of a drilling rig for a two year period which is expected to commence August 2007. Future minimum payments under this contract are as follows:

Year	Amount $
2007	2,660
2008	4,554
2009	1,894

Minimum Lease Payments:
At June 30, 2007 the Corporation has committed to future minimum payments under operating leases that cover office space as follows:

Year	Amount $
2007	397
2008	570
2009	249
2010	83

The above commitment includes an estimate of the Corporation's share of operating expenses, utilities and taxes for the duration of the office lease.

Flow-through Shares:
In connection with the Corporation's flow-through share offerings in 2006, Galleon is obligated to spend $40.0 million on qualifying exploration expenses prior to December 31, 2007. As at June 30, 2007, approximately $0.8 million remains to be incurred.

In connection with the Corporation's flow-through share offering in 2007, Galleon is obligated to spend $30.0 million on qualifying exploration expenses prior to December 31, 2008. As at June 30, 2007, the full amount of the required capital expenditure remains to be incurred.

10. COMMODITY CONTRACTS

The Corporation has the following fixed price physical contracts in place:

Natural Gas:		
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.64 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.50 - $8.12 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $7.50 GJ

As the above physical contracts were entered into for the purpose of selling the Corporation's natural gas production and were based on Galleon's expected natural gas production volumes, the contracts are considered to be within the scope of normal sales contracts for accounting purposes. As such, natural gas production sold based on physical contracts is included within the petroleum and natural gas revenue caption in the statement of earnings.

11. FINANCIAL INSTRUMENTS

Fair value of financial assets:
The Corporation's financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable, bank loan and financial derivative ("financial instruments"). The fair value of these instruments, excluding the financial derivative, approximates their carrying amounts due to their short term nature or the indexed rate of interest on the bank loan. The fair value of the financial derivative is recognized on the balance sheet as described below.

Credit risk:
A substantial portion of the Corporation's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. Galleon generally grants unsecured credit but routinely assesses the financial strength of its customers.

Interest rate risk:
The Corporation is exposed to interest rate cash flow risk to the extent that changes in market interest rates will impact the Corporation's debts that have a floating interest rate.

Financial derivative contracts:
Galleon has entered into the following financial derivative contract for the purpose of protecting its funds generated from operations from the volatility of crude oil prices. For the three and six months ended June 30, 2007, the contract had a realized gain of zero and $373,000 respectively. As described in note 2, the Corporation recognizes the fair value of its financial derivatives on the balance sheet each reporting period with the change in fair value recognized as an unrealized gain or loss on the statement of earnings. The fair value is based on quoted market prices. At June 30, 2007 the fair value was an asset of $642,000, resulting in an unrealized loss for the three months ended June 30, 2007 of $26,000 and an unrealized gain for the six months ended June 30, 2007 of $453,000.

The Corporation has the following costless collar financial derivative in place (see note 12):

Crude Oil:		
January 1, 2007 – December 31, 2007	1,000 Bbl/d	WTI USD $61.75-$70.00/Bbl

12. SUBSEQUENT EVENTS

On July 3, 2007, the Corporation completed the purchase of oil and gas assets in the Kakut area of Alberta for cash of approximately $15.1 million including adjustments.

On July 5, 2007, the Corporation entered into two financial derivative contracts. Details of these costless collar financial derivative contracts are:

Crude Oil:		
July 1, 2007 – December 31, 2007	2,000 Bbl/d	WTI CDN $70.00-$80.75/Bbl
January 1, 2008 – December 31, 2008	2,000 Bbl/d	WTI CDN $70.00-$80.75/Bbl

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

GALLEON
ENERGY INC.

Financial Statements and Notes

September 30, 2007

GALLEON ENERGY INC.
Consolidated Balance Sheets as at

($000s) (unaudited)	September 30, 2007	December 31, 2006
ASSETS		
CURRENT		
Accounts receivable	24,849	24,639
Deposits and prepaid expenses	2,573	1,839
Fair value of financial derivative (note 11)	-	190
	27,422	26,668
Goodwill (note 3)	16,022	10,139
Property and equipment (notes 3,4 and 6)	700,488	577,758
	743,932	**614,565**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	49,900	54,695
Bank loan (note 6)	136,295	122,996
Fair value of financial derivative (note 11)	1,288	-
	187,483	177,691
Asset retirement obligation (note 5)	25,487	21,432
Future income taxes (note 8)	55,310	32,287
	268,280	231,410
SHAREHOLDERS' EQUITY		
Share capital (note 7)	418,352	339,869
Contributed surplus (note 7)	16,851	11,619
Retained earnings	40,449	31,667
	475,652	383,155
	743,932	**614,565**

See accompanying notes

GALLEON ENERGY INC

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings

($000s, except per share amounts) (unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
REVENUE				
Petroleum and natural gas revenue	60,156	39,923	173,864	112,670
Royalties, net of ARTC and GCA	(10,620)	(6,241)	(30,008)	(17,512)
	49,536	33,682	143,856	95,158
EXPENSES				
Operating	10,547	9,243	30,533	24,024
Transportation	1,430	1,079	4,424	3,135
General and administration	1,507	692	4,568	2,920
Interest	2,707	1,202	7,634	3,040
Stock-based compensation (note 7)	2,083	2,007	6,137	6,018
Accretion	370	168	1,043	464
Depletion and depreciation	25,414	14,875	72,416	41,039
Realized loss on financial derivative (note 11)	551	-	178	-
Unrealized loss on financial derivative (note 11)	1,930	-	1,477	-
	46,539	29,266	128,410	80,640
Earnings before taxes	2,997	4,416	15,446	14,518
Income taxes				
Capital and other taxes	229	287	951	744
Future income taxes	1,177	1,933	5,713	1,853
	1,406	2,220	6,664	2,597
NET EARNINGS AND COMPREHENSIVE INCOME	**1,591**	**2,196**	**8,782**	**11,921**
RETAINED EARNINGS, BEGINNING OF PERIOD	38,858	27,566	31,667	17,841
RETAINED EARNINGS, END OF PERIOD	40,449	29,762	40,449	29,762
NET EARNINGS AND COMPREHENSIVE INCOME PER SHARE (note 7)				
Basic	0.03	0.04	0.15	0.23
Diluted	0.03	0.04	0.14	0.22
Weighted average Class A shares – basic	59,880,135	54,854,334	58,969,425	52,192,152
– diluted	61,724,550	57,447,555	60,845,685	54,783,056

See accompanying notes

GALLEON ENERGY INC.
Consolidated Statements of Cash Flows

($000s) (unaudited)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net earnings	1,591	2,196	8,782	11,921
Items not requiring cash:				
Future income taxes	1,177	1,933	5,713	1,853
Depletion and depreciation	25,414	14,875	72,416	41,039
Accretion	370	168	1,043	464
Stock-based compensation	2,083	2,007	6,137	6,018
Unrealized loss on financial derivative	1,930	-	1,477	-
Abandonment costs	(386)	(227)	(842)	(417)
Change in non-cash working capital	2,689	1,048	(993)	6,885
	34,868	22,000	93,733	67,763
FINANCING ACTIVITIES				
Issue of common shares	60,578	80,437	92,757	138,124
Share issue costs	(3,279)	(4,359)	(4,915)	(7,817)
Bank loan	(31,796)	(29,175)	13,298	17,150
	25,503	46,903	101,140	147,457
INVESTING ACTIVITIES				
(Additions to) disposal of equipment inventory	(385)	1,833	68	(1,615)
Additions to oil and gas properties	(54,301)	(80,062)	(139,903)	(203,961)
Acquisition of oil and gas properties (note 3)	(15,687)	435	(50,293)	(25,421)
Change in non-cash working capital	10,002	8,541	(4,745)	15,777
	(60,371)	(69,253)	(194,873)	(215,220)
CHANGE IN CASH	-	350	-	-
CASH, BEGINNING AND END OF PERIOD	-	350	-	-
SUPPLEMENTARY INFORMATION				
Cash interest paid	2,357	1,079	7,524	1,646
Cash taxes paid	265	167	542	632

See accompanying notes

Notes to the Consolidated Financial Statements
For the three and nine month periods ended September 30, 2007 and 2006
(unaudited)

Unless otherwise stated, amounts presented in these notes are in Canadian dollars and tabular amounts are in thousands of Canadian dollars, except number of shares and per share amounts.

1. ACCOUNTING POLICIES

Nature of Business and Basis of Presentation

Galleon Energy Inc. ("Galleon" or the "Corporation") was incorporated under the Business Corporations Act of Alberta on March 27, 2003. The business of the Corporation is the acquisition of, exploration for and development of petroleum and natural gas properties in western Canada. Galleon is listed on the TSX under the symbols "GO.A" and "GO.B".

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and follow the same accounting policies as the annual audited consolidated financial statements for the year ended December 31, 2006, except as noted below. These notes do not include all disclosures required for annual financial statement presentation and disclosure and should be read in conjunction with new or pending accounting pronouncements, the audited consolidated financial statements for the year ended December 31, 2006.

2. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

As of January 1, 2007, Galleon adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506 "Accounting Changes;" Section 1530 "Comprehensive Income;" Section 3251 "Equity;" Section 3855 "Financial Instruments - Recognition and Measurement;" Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865 "Hedges."

CICA Section 1506, "Accounting Changes," provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retroactive unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information.

CICA Section 1530, " Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges. The application of this revised standard did not result in comprehensive income being different from the net earnings for the periods presented.

CICA Section 3855 "Financial Instruments – Recognition and Measurement" prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification. All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when

they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise. The application of CICA Section 3855 did not have an impact on Galleon's consolidated financial statements.

CICA Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Galleon has not designated its derivative instrument as a hedge, therefore this section does not have an impact on Galleon's consolidated financial statements.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, Galleon will be required to adopt two new CICA standards, Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments -- Disclosure and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

As of January 1, 2008, Galleon will be required to adopt Section 1535 "Capital Disclosures," which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

3. ACQUISITION OF PARTNERSHIP

On February 1, 2007, the Corporation closed a transaction resulting in an acquisition of an interest in a partnership and the minority partnership's holdings resulting in a 100% consolidated interest. The partnership holds oil and gas assets within Galleon's core area of Dawson, Alberta. The total consideration of $28.7 million was paid in cash. The business combination has been accounted for as a purchase, with the purchase price allocated on a preliminary basis to assets and liabilities as follows:

Allocation of Purchase Price	$
Property and equipment	30,874
Goodwill	5,883
Asset retirement obligation	(980)
Future income taxes	(7,045)
	28,732

Calculation of Purchase Price	
Cash for purchase of interest	28,664
Transaction costs	68
	28,732

Additional properties were acquired during the second quarter for $5.9 million and the third quarter for $15.7 million.

4. PROPERTY AND EQUIPMENT

As at September 30, 2007, $87.4 million (September 30, 2006 - $67.3 million) of undeveloped land, seismic and equipment inventory have been excluded from and $83.9 million (September 30, 2006 - $49.1 million) in future development costs have been added to the full cost pool for depletion purposes. For the three and nine months ended September 30, 2007, $261,749 and $612,123, respectively (September 30, 2006 -- $132,500 and $379,250, respectively) of exploration salaries have been capitalized.

As at September 30, 2007	Cost $	Accumulated depletion & depreciation $	Net book value $
Oil and gas properties & equipment	883,250	(185,907)	697,343
Equipment inventory	2,468	-	2,468
Office furniture and equipment	989	(312)	677
	886,707	**(186,219)**	**700,488**

As at December 31, 2006	Cost $	Accumulated depletion & depreciation $	Net book value $
Oil and gas properties & equipment	688,354	(113,605)	574,749
Equipment inventory	2,536	-	2,536
Office furniture and equipment	671	(198)	473
	691,561	**(113,803)**	**577,758**

5. ASSET RETIREMENT OBLIGATION

The Corporation's asset retirement obligation arises due to net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $58.7 million, which will be incurred over the next 19 years. Credit adjusted risk free interest rates of 5% and 8% and an inflation rate of 2% were used to calculate the fair value of the asset retirement obligation.

	Nine months ended September 30, 2007	Year ended December 31, 2006
	$	$
Balance, beginning of period	21,432	11,186
Accretion expense	1,043	631
Liabilities incurred	2,874	6,149
Liabilities acquired (note 3)	980	1,200
Revision of liabilities	-	2,880
Settlement of liabilities	(842)	(614)
Balance, end of period	**25,487**	**21,432**

6. AVAILABLE CREDIT FACILITY

The Corporation has extendible revolving term credit facilities of $210 million in place with a bank syndicate. The facilities bear interest at rates ranging from the bank's prime rate to prime plus 0.75% per annum on $180 million and at rates ranging from the bank's prime rate plus 0.95% to prime plus 1.75% on $30 million based on the Corporation's debt to cash flow ratio. The Corporation may also borrow at the prevailing Banker's Acceptance rate. The borrowing base is subject to semi-annual review, the next review date being November 30, 2007. Collateral for the facilities consists of a demand debenture for $500 million collateralized by a first floating charge over all of the property and equipment of the Corporation. At September 30, 2007, an amount of $136.3 million was drawn against the credit facilities (December 31, 2006 - $123.0 million).

7. SHARE CAPITAL

Authorized

Unlimited number of preferred shares with no par value

Unlimited number of voting Class A shares with no par value

Unlimited number of voting Class B shares with no par value, convertible (at the option of the Corporation) at any time after December 31, 2006 and before December 31, 2008, into Class A shares. The conversion factor is calculated by dividing $10 by the greater of $1 and the then current market price of Class A shares. If conversion has not occurred by the close of business on December 31, 2008, the Class B shares become convertible (at the option of the shareholder) into Class A shares on the same basis. Effective February 1, 2009, all remaining Class B shares will be deemed to be converted to Class A shares.

Issued and outstanding **Class A shares**	Number of Shares	Amount $
Balance at December 31, 2005 (a)	47,740,326	169,256
Issued for cash (b)	7,415,700	135,196
Issue of flow-through shares for cash (b)	1,580,000	40,046
Issued for cash on exercise of stock options	976,051	3,058
Tax effect of flow through shares	-	(6,800)
Share issue costs, net of tax of $3,148	-	(6,944)
Transfer from contributed surplus	-	850
Balance at December 31, 2006	57,712,077	334,662
Issued for cash on exercise of stock options	186,000	800
Tax effect of flow through shares	-	(11,692)

Share issue costs, net of tax of $1	-	(3)
Transfer from contributed surplus	-	260
Balance at March 31, 2007	57,898,077	324,027
Issue of flow-through shares for cash (b)	1,481,500	30,000
Issued for cash on exercise of stock options	355,375	1,378
Share issue costs, net of tax of $478	-	(1,154)
Transfer from contributed surplus	-	458
Balance at June 30, 2007	59,734,952	354,709
Issued for cash (b)	1,869,200	30,000
Issue of flow-through shares for cash (b)	1,463,400	30,000
Issued for cash on exercise of stock options	73,000	578
Share issue costs, net of tax of $953	-	(2,330)
Transfer from contributed surplus	-	188
Balance at September 30, 2007	**63,140,552**	**413,145**
Class B shares		
Balance at December 31, 2006, March 31, June 30, and September 30, 2007	922,500	5,207
Total share capital at September 30, 2007	**64,063,052**	**418,352**

a) On June 7, 2006, the shareholders of the Corporation approved a three-for-two Class A share split. The number of Class A shares above has been restated to reflect the share split.

b) On September 28, 2007, the Corporation issued 1,869,200 Class A shares at $16.05 per share and 1,463,400 flow-through Class A shares at $20.50 per share by way of private placement for aggregate gross proceeds of $60.0 million. Galleon is obligated to incur qualifying exploration expenses of $30.0 million prior to December 31, 2008.

On April 19, 2007, the Corporation issued 1,481,500 flow-through Class A shares at $20.25 per share by way of private placement for gross proceeds of $30.0 million. Galleon is obligated to incur qualifying exploration expenses of $30.0 million prior to December 31, 2008.

On February 14, 2006, the Corporation issued 3,405,000 Class A shares at $16.17 per share by way of private placement for gross proceeds of $55.0 million.

On July 25, 2006, the Corporation issued 2,985,000 Class A shares at $20.15 per share and 780,000 flow-through Class A shares at $25.70 per share pursuant to a public offering for gross proceeds of $80.2 million.

On November 16, 2006 the Corporation issued 1,025,700 Class A shares at a price of $19.50 per share and 800,000 flow-through Class A shares at a price of $25.00 per share pursuant to a public offering for gross proceeds of $40.0 million.

Share options

The Corporation has a share option plan which was approved on May 19, 2005 and amended on August 25, 2005 and June 19, 2007. The exercise price of each option equals the market price of the Corporation's Class A shares on the date of the grant. Compensation expense is recognized as the options vest (one third immediately and one third on each of the first and second anniversaries of the date of the grant). The options expire five years from the date of grant. The Corporation may grant up to 10% of the aggregate number of Class A shares and Class B shares outstanding and no one optionee is permitted to hold options entitling such optionee to purchase more than 5% of the aggregate number of issued

and outstanding Class A and Class B shares. Class A shares have been reserved for all options granted.

	Nine months ended September 30, 2007	Year ended December 31, 2006
	$	$
Contributed surplus, beginning of period	11,619	4,756
Stock based compensation expense	6,137	7,713
Transfer to share capital on exercise of options	(905)	(850)
Contributed surplus, end of period	**16,851**	**11,619**

The fair value of options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rates of 2.00-3.93%; dividend yield of 0%; volatility factors of the market price of the Corporation's common shares of 37-46%; and, an average expected life of the options of 3 years.

	Number of Shares[1]	Weighted Average Exercise Price [1]
		$
Outstanding, December 31, 2005	4,638,876	5.63
Granted	1,647,500	19.13
Exercised	(976,051)	(3.13)
Outstanding, December 31, 2006	5,310,325	10.28
Granted	250,000	15.48
Exercised	(186,000)	(4.30)
Outstanding, March 31, 2007	5,374,325	10.72
Granted	380,000	16.80
Exercised	(355,375)	(3.88)
Outstanding, June 30, 2007	5,398,950	11.60
Granted	425,000	16.41
Exercised	(73,000)	(7.92)
Outstanding, September 30, 2007	**5,750,950**	**12.01**

[1] Restated to reflect the three-for-two Class A share split in June 2006.

Earnings per share

The Corporation utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding and in the money options are used to purchase common shares of the Corporation at their average market price for the period. For the three and nine months ended September 30, 2007, 2,040,000 and 1,915,000 options, respectively have been excluded from the diluted earnings per share calculation as they are anti-dilutive. For the three and nine months ended September 30, 2007, the diluted weighted average number of Class A shares outstanding after deemed conversion of the Class B shares is 62,292,072 and 61,403,761, respectively (September 30, 2006 – 57,915,512 and 55,251,701, respectively). The prior year amounts have been restated to reflect the three-for-two Class A share split in June 2006.

8. INCOME TAXES

The future income tax liability is comprised of the following temporary differences as at:

	September 30, 2007	December 31, 2006
	$	$
Property and equipment	50,178	38,740

ACRI benefit	(870)	(870)
Share issue costs	(4,286)	(4,031)
Asset retirement obligation	(352)	(286)
Non-capital losses	(17,697)	(1,321)
Partnership income tax deferral	28,711	-
Financial derivative	(374)	55
Future income tax liability	**55,310**	**32,287**

9. COMMITMENTS

Drilling Rig:

The Corporation has entered into a Master Daywork Contract whereby it is entitled to the use of a drilling rig for a two year period which is expected to commence November 2007. Future minimum payments under this contract are as follows:

Year	Amount $
2007	701
2008	4,170
2009	2,468

Minimum Lease Payments:

At September 30, 2007 the Corporation has committed to future minimum payments under operating leases that cover office space as follows:

Year	Amount $
2007	202
2008	580
2009	260
2010	87

The above commitment includes an estimate of the Corporation's share of operating expenses, utilities and taxes for the duration of the office lease.

Flow-through Shares:

In connection with the Corporation's flow-through share offerings in 2006, Galleon is obligated to spend $40.0 million on qualifying exploration expenses prior to December 31, 2007. As at September 30, 2007, there is no remaining capital expenditures to be incurred.

In connection with the Corporation's flow-through share offering in 2007, Galleon is obligated to spend $60.0 million on qualifying exploration expenses prior to December 31, 2008. As at September 30, 2007, $51.2 million of the required capital expenditure remains to be incurred.

10. COMMODITY CONTRACTS

The Corporation has the following fixed price physical contracts in place:

Natural Gas:		
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.64 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.50 - $8.12 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $7.50 GJ

As the above physical contracts were entered into for the purpose of selling the Corporation's natural gas production and were based on Galleon's expected natural gas production volumes, the contracts are considered to be within the scope of normal sales contracts for accounting purposes and therefore receive settlement accounting. As such, natural gas production sold based on physical contracts is included within the petroleum and natural gas revenue caption in the statement of earnings.

11. FINANCIAL INSTRUMENTS

Fair value of financial assets:

The Corporation's financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable, bank loan and financial derivative ("financial instruments"). The fair value of these instruments, excluding the financial derivative, approximates their carrying amounts due to their short term nature or the indexed rate of interest on the bank loan. The fair value of the financial derivative is recognized on the balance sheet as described below.

Credit risk:

A substantial portion of the Corporation's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. Galleon generally grants unsecured credit but routinely assesses the financial strength of its customers.

Interest rate risk:

The Corporation is exposed to interest rate risk to the extent that changes in market interest rates will impact the Corporation's debts that have a floating interest rate.

Financial derivative contracts:

Galleon has entered into the following financial derivative contract for the purpose of protecting its funds generated from operations from the volatility of crude oil prices. For the three and nine months ended September 30, 2007, the contract had a realized loss of $551,000 and $178,000 respectively. As described in note 2, the Corporation recognizes the fair value of its financial derivatives on the balance sheet each reporting period with the change in fair value recognized as an unrealized gain or loss on the statement of earnings. The fair value is based on quoted market prices. At September 30, 2007 the fair value was a liability of $1,288,000 (December 31, 2006 asset – 190,000), resulting in an unrealized loss for the three months ended September 30, 2007 of $1,930,000 and an unrealized loss for the nine months ended September 30, 2007 of $1,477,000.

The Corporation has the following costless collar financial derivatives in place:

Crude Oil:		
January 1, 2007 – December 31, 2007	1,000 Bbl/d	WTI USD $61.75-$70.00/Bbl
July 1, 2007 – December 31, 2007	2,000 Bbl/d	WTI CDN $70.00-$80.75/Bbl
January 1, 2008 – December 31, 2008	2,000 Bbl/d	WTI CDN $70.00-$80.75/Bbl

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's financial statement presentation.

GALLEON
ENERGY INC.

Management's Discussion and Analysis

March 31, 2007

REPORT TO SHAREHOLDERS

During Q1 2007, a record production level in the history of the company was set. In 2007, Galleon plans to drive production growth by drilling low risk development wells and by taking maximum advantage of the major facilities expansion completed in 2006. Galleon will also aggressively expand exploitation projects at Puskwa – light sweet oil discovery; at Dawson – large Montney natural gas project; and at Eaglesham – multi-zone oil and natural gas project. An exciting exploration program will be layered in with 10 to 15% of the capital budget being committed to new high impact drilling projects. Seven new exploration projects on the Peace River Arch are being worked up with 2 of these having large 3D seismic programs (90 square miles in total) covering them. Multiple high impact locations have been identified and will be drilled in the third and fourth quarters of 2007. The existing opportunity portfolio gives Galleon clear visibility to multiyear drilling which will allow continued growth of production and reserves on a per share basis thereby creating and delivering significant shareholder value.

In the Dawson Montney gas project, production from this project continues to grow and currently exceeds 20 MMcf/d. This is a new production record for this project. Two rigs are contracted to drill continuously for the remainder of 2007. Galleon has over five years drilling inventory or over 300 locations on this project which covers an area 25 miles long and 12 miles wide. Based on the drilling inventory, the project has the potential to grow production to over 50 MMcf/d. Up to 50 wells are planned in 2007.

At Puskwa, Galleon plans to expand the waterflood projects and the Good Production Practice ("GPP") areas. The first phase of the waterflood injection facility to serve sections 5-72-26W5M and 32-71-26W5M is currently being constructed. This facility is expected to be on stream in June 2007. Galleon plans to gradually ramp up production on the wells which have been granted GPP. To date, Galleon has drilled 15 wells over a 9 mile fairway of Beaverhill lake sand at Puskwa. Based on geological and geophysical interpretation, Galleon expects to drill continuously over the next two to three years to fully exploit the large oil pool at Puskwa. Up to 30 wells are planned in 2007 and 2008.

Two new high impact light oil exploration projects have been identified in the general Puskwa area. Two wildcat deep test wells exceeding 10,000 feet are planned for the third and fourth quarter of 2007.

At Eaglesham, Galleon continues to drive production higher. Current production is over 1,700 BOE/d. Three or four deep test wells are planned in the second half of 2007.

Glenn R. Carley
Executive Chairman
May 14, 2007

Steve Sugianto
President and Chief Executive Officer

Management's Discussion and Analysis

This Management's Discussion & Analysis ("MD&A") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Galleon Energy Inc. ("Galleon" or the "Corporation") for the three month period ended March 31, 2007 with comparisons to the three months ended March 31, 2006 and as at December 31, 2006. The MD&A has been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the unaudited interim financial statements as at and for the three month periods ended March 31, 2007 and 2006 and the audited financial statements and MD&A for the year ended December 31, 2006.

Petroleum and natural gas reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil. BOEs may be misleading, particularly if used in isolation. The forgoing conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Amounts are shown in Canadian dollars unless otherwise stated. All production volumes disclosed herein are sales volumes.

This MD&A is based on information available as of, and is dated, May 14, 2007.

Non-GAAP Measurements

The MD&A contains terms commonly used in the oil and gas industry, such as funds from operations, funds from operations per share, and operating netback. These terms are not defined by GAAP and should not be considered an alternative to, or more meaningful than, cash provided by operating activities or net earnings as determined in accordance with Canadian GAAP as an indicator of Galleon's performance. Management believes that in addition to net earnings, funds from operations is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Galleon's determination of funds from operations may not be comparable to that reported by other companies. All references to funds from operations throughout this report are based on cash flow from operating activities before changes in non-cash working capital and abandonment expenditures. The Corporation calculates funds from operations per share by dividing funds from operations by the weighted average number of Class A shares outstanding.

Galleon uses the term net debt in the MD&A and presents a table showing how it has been determined. This measure does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements

Statements that are not historical facts may be considered forward looking statements including management's assessment of future plans and operations, growth expectations within the Corporation, expected production and production increases, effect of pilot waterflood project at Puskwa, expected effect of production increases on operating costs per BOE, effects of new facilities, expected growth areas, expected non-taxability of the Corporation in 2007, drilling plans and the timing thereof, commodity prices, expected commodity mix, and capital expenditures, the timing thereof and the method of funding thereof. These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Corporation's objectives, goals or future plans are forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to

obtain required regulatory approvals (including GPP at Puskwa) and ability to access sufficient capital from internal and external sources. As a consequence, Galleon's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included elsewhere herein and in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

First Quarter 2007 Highlights

- Funds from operations were $30.2 million ($0.52 per basic share), an increase of 26% from Q4 2006, and 67% compared to Q1 2006;
- Earnings were $3.9 million ($0.07 per basic share), an increase of 106% from Q4 2006, and 125% compared to Q1 2006;
- Daily production averaged 11,888 BOE, an increase of 9% from Q4 2006, and 38% compared to Q1 2006;
- Operating costs of $8.86/BOE decreased by 8% compared to Q4 2006.
- Drilled 30 gross wells resulting in 17 (15.1 net) natural gas wells and 9 (8.7 net) light oil wells; a success rate of 87%;
- Spent $61.2 million on exploration and development activities, plus property acquisitions of $28.7 million;
- Subsequent to March 31, 2007, completed an equity offering of flow-through shares for gross proceeds of $30.0 million;
- Subsequent to March 31, 2007, increased available credit facilities to $210 million.

Results of Operations

Comparative financial results for the quarter are as follows:

Three months ended March 31	2007		2006	
	1,069,915 BOE		774,578 BOE	
($000s)		$/BOE		$/BOE
Revenues	52,974	49.51	36,230	46.77
Royalties	(11,016)	(10.30)	(8,861)	(11.44)
ARTC and GCA[1]	2,634	2.46	975	1.26
Transportation costs	(1,587)	(1.47)	(1,106)	(1.43)
Operating costs	(9,478)	(8.86)	(7,065)	(9.12)
Net	**33,527**	**31.34**	**20,173**	**26.04**
G&A	(1,264)	(1.18)	(1,160)	(1.50)
Interest costs	(2,246)	(2.10)	(740)	(0.95)
Capital and other taxes	(220)	(0.21)	(226)	(0.29)
Realized gain on financial derivative	373	0.35	-	-
Funds from operations[2]	**30,170**	**28.20**	**18,047**	**23.30**

[1] GCA means Gas Cost Allowance
[2] See "Non-GAAP Measurements"

Petroleum and Natural Gas Revenues

Three months ended March 31	2007		2006	
($000s)		%		%
Light oil	18,309	35	11,099	31
Heavy oil	6,919	13	3,705	10
NGLs	1,051	2	482	1
Natural gas	26,516	50	20,755	57
Royalty income	179	-	189	1
Total	**52,974**	100	**36,230**	100

Revenues for the three months ended March 31, 2007 increased 46% to $53.0 million from $36.2 million for the same period of the prior year due to a 38% increase in average production volumes, a 48% increase in heavy oil prices, and a shift in the product mix towards oil. The oil and liquids to natural gas production ratio for the quarter was 46/54 compared to 41/59 one year ago.

Production

Three months ended March 31	2007		2006	
	BOE/d	%	BOE/d	%
Light oil (Bbls/d)	3,127	26	1,859	22
Heavy oil (Bbls/d)	2,081	18	1,580	18
NGLs (Bbls/d)	206	2	93	1
Natural gas (Mcf/d)	38,845	54	30,445	59
BOE/d (6:1)	**11,888**	100	**8,606**	100

Average production volumes for the quarter of 11,888 BOE/d increased 38% compared to 8,606 BOE/d in the same period of the prior year. By product, production volumes increased as follows: light oil 68%, heavy oil 32%, natural gas 28%, and natural gas liquids 122%.

The light oil production increases represent additions from the drilling activity at Puskwa. On March 23, 2007 Galleon was granted good production practice ("GPP") status from the Alberta Energy and Utilities Board on two sections at Puskwa. Production from the two wells located on these sections will be gradually increased over the spring and summer. A pilot water flood project is expected to be completed by the end of June. Applications are in process for GPP on the remaining sections at Puskwa. Galleon remains optimistic that approval will be received prior to the end of 2007. Heavy oil production increased as a result of optimization techniques and minor workovers at Edam.

Natural gas production increased as a result of pipeline tie-ins of previously drilled wells from the Montney gas project. Drilling success from the Montney gas project was 89% in the first quarter of 2007 with 9 wells drilled and 8 (7.7 net) cased. The drilling program at Eaglesham targeted multi-zone oil and gas from the Dunvegan to Wabamun formations. In the first quarter, 6 wells were drilled and 5 wells (3.7 net) were cased for a success rate of 83%. In total Galleon drilled 30 wells and cased 26 (23.8 net) for production during the quarter, for a success rate of 87%. Wells cased for production include 9 (8.7 net) light oil wells and 17 (15.1 net) natural gas wells.

Commodity Pricing and Marketing

Petroleum products are sold to major Canadian marketers at spot reference prices based on US WTI for crude oil and AECO for natural gas. As a means of managing the risk of commodity price volatility, Galleon entered into fixed price natural gas contracts. During the first quarter, an average of 14,833 GJ/day (or 38%) of natural gas production was fixed at an average price of $7.34/GJ. Details of the remaining contracts are disclosed in note 10 to the financial statements.

For crude oil, Galleon entered into a costless collar on 1,000 Bbls a day, fixing a floor price of WTI USD $61.75/Bbl and a ceiling of WTI USD $70.00/Bbl for the period January 1, 2007 to December 31, 2007. See "Financial Instruments".

Prices (net of transportation)

Three months ended March 31	2007	2006
Light oil ($/Bbl)	63.24	65.66
Heavy oil ($/Bbl)	36.55	24.71
Natural gas ($/Mcf)	7.36	7.36
NGLs ($/Bbl)	56.64	57.62

Average heavy oil prices of $36.55/Bbl increased 48% from the same period of the prior year due to a decrease in differentials. Average natural gas prices were unchanged from the first quarter of 2006 at $7.36/Mcf. The price calculated for the first quarter of 2007 includes the impact of the fixed price contracts discussed above. Light oil prices decreased 4% to $63.24/Bbl, not including the impact of the crude oil costless collar. Including the realized gain on the costless collar of $373,000, see "Financial Instruments", average crude oil prices received would be $64.57/Bbl.

Transportation costs of $1.47/BOE increased 3% over the same period of the prior year due to an increase in contracted firm service on the Nova pipeline to manage expected natural gas production increases in 2007.

Performance by Property

Three months ended March 31

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	2007 Funds from operations[2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	1,525	13	49.91	175	2	46.22	22
Dawson Montney gas	2,825	24	31.80	590	7	25.33	26
Eaglesham	1,554	13	32.57	-	-	-	15
Dawson	3,038	26	28.48	4,298	50	31.91	25
Edam and other heavy oil	2,082	17	10.23	1,585	18	0.98	6
Calais	477	4	20.80	1,444	17	28.31	3
Other	387	3	23.07	514	6	23.76	3
	11,888	100	**28.88**	**8,606**	100	**24.78**	100

[1] Operating netbacks/BOE exclude ARTC and GCA and are calculated by subtracting royalties and operating costs from revenues.

[2] See "Non-GAAP Measurements".

At Puskwa, production increased 771% over the same period of the prior year, and the operating netback of $49.91/BOE improved by 8%. Exploration and development at Puskwa was initiated in the first quarter of 2006 and already contributes 22% of total funds from operations. The production rate for the quarter reflects the allowable rate imposed by the EUB and is not indicative of the production capacity in the area. During the second quarter of 2007, production is expected to increase at Puskwa as a result of GPP granted on two sections. In the third quarter of 2007, it is expected the pilot water flood will further improve recoverability. The strong operating netbacks during the quarter were driven by low operating costs of $3.47/BOE and high light oil prices, net of transportation, of $65.03/Bbl. Galleon plans to drill up to 15 wells in the Puskwa area in 2007.

Production of Montney gas at Dawson increased 379% over the same period of the prior year, and the operating netback of $31.80/BOE improved by 26%. The operating netback improved with a decrease in operating costs from $8.29/BOE in the first quarter of 2006 to $4.27/BOE in the first quarter of 2007.

The decrease is a function of control of the facilities in the area. Galleon's 30 MMcf/d gas plant was fully operational in January 2007. The area contributes 26% to total funds from operating activities. Galleon has identified over 300 drilling locations in the Dawson area and plans to drill up to 60 wells in 2007.

Liquids rich natural gas and light oil production at Eaglesham commenced in August, 2006 and reached 1,554 BOE/day on average in the first quarter of 2007. Operating netbacks of $32.57/BOE reflect a low operating cost structure of $5.58/BOE. Control of the facilities in the area has enabled Galleon to control operating costs. Eaglesham contributed 15% of first quarter funds from operating activities. Galleon plans to drill up to 10 wells in this area in 2007.

At Dawson, natural production declines resulted in lower production volumes compared to the prior year. Lower volumes resulted in higher operating costs per barrel of oil equivalent, and a lower operating netback. Although the area was previously Galleon's main contributor to funds from operating activities, for the quarter it represented only 25% due to capital allocations towards Galleon's growth projects.

Heavy oil production grew 31% as a result of exploitation techniques. Operating netbacks of $10.23/BOE have increased significantly over the same period of the prior year due to a higher heavy oil price. With exit production for 2007 planned to be between 17,000-21,000 BOE/d, it is expected that the heavy oil assets will only account for 10%-12% of total production by the end of 2007.

The decrease in production at Calais relates to natural gas wells at Rycroft, Kakut, and Peoria that were shut-in due to uneconomic conditions, and natural gas declines. Oil production declines were experienced at Peoria due to increasing water cuts. The 27% decrease in operating netbacks is a function of higher operating costs per barrel of oil equivalent due to lower production volumes and higher water handling costs. A lower proportion of oil production resulted in a lower realized price per barrel of oil equivalent.

Royalties

Three months ended March 31	2007	2006
($000s)		
Crown	10,091	8,255
Freehold	413	186
GORR and other	512	420
Subtotal	**11,016**	**8,861**
ARTC and GCA	(2,634)	(975)
Net royalties	**8,382**	**7,886**
% of revenue	**20.8**	**24.4**
% of revenue net of ARTC and GCA	**15.8**	**21.8**

Gross royalties were 20.8% of revenues for the first quarter of 2007 compared to 24.4% for the same period in 2006. By product, gross royalties were 14.7% for light oil, 25.1% for natural gas, 20.2% for heavy oil, and 25.6% for liquids. For the first quarter of 2006 gross royalties were 20.2% for light oil, 29.2% for natural gas, 15.9% for heavy oil, and 29.7% for liquids. Net royalties of 15.8% decreased 28% compared to the prior year as a result of lower gross royalty rates and additional GCA credits attributed to Galleon's new natural gas facilities.

During the first quarter of 2006 Galleon accrued $125,000 of Alberta Royalty Tax credits (ARTC). For 2007 the ARTC program has been discontinued, therefore no ARTC is included in the first quarter 2007 results.

Operating Costs

Three months ended March 31	2007		
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	13	5	3.47
Dawson Montney gas	24	11	4.27
Eaglesham	13	8	5.58
Dawson	26	30	10.28
Edam and other heavy oil	17	37	18.85
Calais	4	4	7.27
Other	3	5	13.84
	100	100	**8.86**

Three months ended March 31	2006		
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	2	1	2.59
Dawson Montney gas	7	6	8.29
Eaglesham	-	-	-
Dawson	50	38	6.93
Edam and other heavy oil	18	40	19.62
Calais	17	8	4.70
Other	6	7	12.14
	100	100	**9.12**

Operating costs were $9.5 million or $8.86/BOE for the first quarter of 2007 compared to $7.1 million or $9.12/BOE for the same period of the prior year. Galleon's operating costs per barrel of oil equivalent excluding the heavy oil was $6.73/BOE for the first quarter of 2007. Operating costs in Galleon's key areas of Puskwa, Dawson Montney gas, and Eaglesham remain low and below the corporate average due to control of the facilities in those areas. Sufficient capacity exists at Galleon's facilities to accommodate planned production increases. It is therefore anticipated that production additions in the key areas will be brought on stream at rates similar to those experienced during the first quarter of 2007. It is anticipated that production increases in Galleon's key areas will lower the corporate average operating costs per barrel of oil equivalent.

General and Administration Expenses

Three months ended March 31	2007		2006	
($000s)		$/BOE		$/BOE
Gross	2,532	2.36	1,959	2.53
Capitalized overhead	(132)	(0.12)	(100)	(0.13)
Overhead recoveries	(1,136)	(1.06)	(699)	(0.90)
	1,264	**1.18**	**1,160**	**1.50**

Net general and administrative (G&A) expenses of $1.18/BOE for the first quarter of 2007 decreased 21% compared to the same period of the previous year. The decrease is a result of higher production volumes and increased operating activity generating higher operating recoveries. While gross G&A expenses have increased 29% with the growth of the Corporation, gross G&A expenses per barrel of oil equivalent have decreased by 7%. This is indicative of the efficiency of Galleon's growth.

For the three months ended March 31, 2007 G&A expenses by category were: salary and employee – 49%, office – 19%, consulting – 9%, computer – 7%, shareholder costs – 7%, audit, engineering and legal – 5%, and corporate – 4%.

Interest

Interest expense of $2.2 million for the three months ended March 31, 2007 was higher than $0.7 million in the same period of the prior year due to increased average debt levels and higher interest rates. Subsequent to March 31, 2007 Galleon closed an equity offering for gross proceeds of $30 million. The funds will initially be used to reduce Galleon's outstanding debt. Galleon monitors its debt levels in relation to equity, and as a ratio of expected annual funds from operating activities.

Stock Based Compensation

Stock based compensation was a non-cash expense of $1.9 million for the first quarter of 2007 compared to $1.3 million in the same quarter of the prior year. The increase was due to a greater number of options outstanding. During the quarter 250,000 stock options were granted to employees at an average exercise price of $15.48 and had fair values of between $4.90 and $5.62 per option.

At March 31, 2007, 5,374,325 stock options were outstanding at an average exercise price of $10.72.

Depletion, Depreciation and Accretion

Depletion and depreciation ("D&D") charges were $22.0 million or $20.58/BOE for the three months ended March 31, 2007 compared to $12.8 million or $16.47/BOE for the same period of the prior year. The D&D rate increase was due to significant production facility investments in the second half of 2006 and the increase in future development costs associated with the development of the Montney gas and Puskwa oil projects. Reserve additions for the first quarter of 2007 were estimated internally.

Capital expenditures of $78.3 million ($39.2 million – March 31, 2006) related to undeveloped land, seismic, and equipment inventory have been excluded from the depletion and depreciation calculation and $84.4 million ($52.0 million – March 31, 2006) of future development costs have been added.

Accretion expense on the Corporation's asset retirement obligation was $317,000 for the first quarter of 2007 compared to $144,000 in the same quarter of the prior year. Accretion expense increased due to a greater asset retirement obligation which is driven by the number of wells and facilities in which Galleon has an interest. For the quarter, $980,000 of asset retirement liabilities were added due to the acquisition of oil and gas assets and $347,000 of obligations were settled.

Capital and Future Taxes

The current tax provision of $220,000 for the first quarter was comprised of Saskatchewan capital and resource taxes, as was the provision for the first quarter of 2006. The provision is calculated based on revenues earned in Saskatchewan. It is not expected that Galleon will pay any income taxes in 2007.

The provision for future income taxes was $2.5 million for the first quarter of 2007 compared to $2.1 million for the first quarter of the prior year. The increase in future taxes was a result of higher net earnings before taxes during the period.

Capital Expenditures

	($000s)
Property & equipment balance at December 31, 2006	577,758
Additions to property and equipment	61,934
Change in equipment inventory	(725)
Acquisition of property and equipment	29,870
Asset retirement obligation acquired	980
Asset retirement obligation incurred	792
Depletion and depreciation	(22,022)
Property & equipment balance at March 31, 2007	**648,587**

Three months ended March 31	2007		2006	
($000s)		%		%
Land	3,633	6	6,728	10
Geological and geophysical	2,930	5	12,322	19
Drilling and completion	40,553	66	26,110	40
Plant and facilities	14,048	23	20,135	31
Other assets	45	-	(133)	-
Exploration and Development Expenditures	**61,209**	100	**65,162**	100

Capital expenditures during the first quarter of 2007 included the cash consideration of $28.7 million for the acquisition of oil and gas properties in the Dawson area. The table above shows $29.9 million of acquired properties and $1.0 million of acquired asset retirement obligations relating to this acquisition. The difference between the cash consideration of $28.7 million and $30.9 million added to the property and equipment balance relates to the allocation of the purchase price reflecting related asset retirement obligation, future income taxes, and goodwill. See Note 3 to the consolidated financial statements for further details.

Exploration and development expenditures during the first quarter of 2007 were $61.9 million, less $0.7 million of equipment inventory purchased in previous quarters, for net expenditures of $61.2 million. Drilling and completions expenditures comprised 66% of exploration and development activity. Galleon drilled 30 wells and cased 26 (23.8 net) for a success rate of 87%. Galleon completed 36 (32.4 net) wells during the quarter.

Facilities expenditures comprised 23% of activity, and included the construction of pipelines and tie-in of wells. Land and seismic expenditures were incurred to expand Galleon's key areas and initiate exploration activity in new areas. Management has established a capital budget of between $170 to $220 million for 2007.

Liquidity and Capital Resources

Three months ended March 31	2007	2006
($000s)		
Bank debt	189,414	60,086
Working capital deficiency	21,096	26,219
Total net debt	**210,510**	**86,305**

Funding of Capital Program

Three months ended March 31	2007	2006
($000s)		
Issuance of shares, net of costs	796	53,486
Funds from operations	30,170	18,047
Change in bank debt	66,418	(15,215)
Change in working capital and other	(7,469)	8,845
	89,915	**65,163**

During the quarter option exercises of $0.8 million, funds from operations of $30.2 million, and an additional $58.9 million in bank debt and working capital were used to fund $89.9 million of acquisition and exploration and development expenditures.

At March 31, 2007, the Corporation has $180 million extendible revolving term credit facilities with a syndicate of Canadian chartered banks and a $28.5 million non-revolving credit facility with a Canadian chartered bank. The facilities are secured by a first floating charge demand debenture in the amount of $500 million over property and equipment of the Corporation. At March 31, 2007, $189.4 million was drawn on the credit facilities.

Subsequent to March 31, 2007 the banks renewed Galleon's $180 million extendible revolving term credit facility and added an additional $30 million revolving facility for acquisition purposes.

On April 19, 2007 the Corporation closed an equity offering of flow-through Class A shares for total proceeds of $30.0 million. For further information see note 12 b) to the financial statements. It is expected that the Corporation's capital expenditures and operating activities for 2007 will be funded from this offering, the Corporation's current bank line, and from funds from operations.

Commitments

Drilling Rig:
The Corporation has entered into a Master Daywork Contract whereby it is entitled to the use of a drilling rig for a two year period which is expected to commence June, 2007. Future minimum payments under this contract are as follows:

Year	Amount ($000)
2007	2,660
2008	4,554
2009	1,894

Minimum Lease Payments:
At March 31, 2007 the Corporation has committed to future minimum payments under operating leases that cover office space as follows:

Year	Amount ($000)
2007	355
2008	280

The above commitment includes an estimate of the Corporation's share of operating expenses, utilities and taxes for the duration of the office lease.

Flow-through Shares:
In connection with the Corporation's flow-through share offerings in 2006, Galleon is obligated to spend $40.0 million on qualifying exploration expenses prior to December 31, 2007. As at March 31, 2007, it is estimated that $4.2 million remains to be incurred.

Financial Instruments

As a means of managing the risk of commodity price volatility, in December 2006, Galleon entered into a financial contract with a Canadian chartered bank, setting a floor price of USD WTI $61.75/Bbl and a ceiling of USD WTI $70.00/Bbl on 1,000 Bbl per day of crude oil for the period January 1, 2007 to December 31, 2007. The contract will protect base line revenues if the WTI crude oil benchmark falls below $61.75/Bbl. The contract is a costless collar, therefore no premium was paid by Galleon upon entering into the contract. The contract will be settled monthly based on the average USD WTI benchmark price. Galleon will receive payments on the contract if the benchmark USD WTI price falls below $61.75/Bbl and will be required to make payments if the price rises above $70.00/Bbl. Galleon has recognized this financial instrument on its balance sheet at fair value, and is accounting for the instrument using mark to market accounting. As at March 31, 2007 Galleon had realized gains of $373,000 and an unrealized gain of $479,000 related to this derivative instrument.

Business Risks

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations.

Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Corporation.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the *Climate Change and Emissions Management Amendment Act*, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12% starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12% target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Corporation and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

Changes in Accounting Policies

Financial Instruments

Galleon adopted the following new Handbook Sections effective January 1, 2007:

- Section 1530, "Comprehensive Income";
- Section 3251, "Equity";

- Section 3855, "Financial Instruments- Recognition and Measurement";
- Section 3861, "Financial Instruments- Disclosure and Presentation";
- Section 3865, "Hedges"

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Accounting Changes

Effective January 1, 2007 the Corporation adopted the revised recommendations of CICA Section 1506, "Accounting Changes". These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007. There was no effect on the current or prior period financial statements as a result of this adoption.

Controls and Procedures over Financial Reporting

Galleon has established disclosure controls and procedures to provide reasonable assurance that material information relating to Galleon including its consolidated subsiduaries, is made known to the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) by others within those entities, particularly during the period in which the annual filings have been prepared. The CEO and the CFO have designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Corporation's CEO and CFO are required to cause the Corporation to disclose any change in the Corporation's internal controls over financial reporting that occurred during the Corporation's most recent interim period that has material affected, or is reasonably likely to materially affect, the Corporation's internal controls over financial reporting. No material changes in the Corporation's internal controls over financial reporting were identified during the Corporation's most recent interim period, that has materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

It should be noted that a control system, including the Corporation's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Share Information

The following table summarizes the outstanding shares of Galleon Energy as of March 31:

	2007	2006[1]
Class A shares outstanding		
Basic	57,893,077	51,874,815
Diluted[2]	63,272,402	56,144,190
Class B shares outstanding	922,500	922,500
Class A shares issuable on conversion of Class B shares[3]	545,535	406,925

[1]Restated to reflect a three-for-two Class A share split in June 2006.

[2] Includes outstanding options of 5,374,325 (March 31, 2006 – 4,269,375).

[3] Assumes a conversion at the March 31, 2007 closing price of $16.91 per Class A share (March 31, 2005 -$22.67). The actual conversion rate varies based on a formula related to the trading price of the Class A shares.

At March 31, 2007, the market value of Galleon's class A and class B shares was $987.3 million based on the March 31, 2007 closing price of $16.91 per class A share and $8.95 per class B share. As of May 14, 2007, the number of class A shares, class B shares, and options outstanding is 59,387,077, 922,500, and 5,491,825 respectively.

Additional Information

Additional information relating to Galleon, including Galleon's Annual Information Form, can be accessed on-line on SEDAR at www.sedar.com, or from the Corporation's website at www.galleonenergy.com.

Outlook

Looking forward to Q2 and Q3 2007:

- Expansion of the waterflood/GPP areas at Puskwa;
- Production increases between 5-15% per quarter on average;
- Additional consolidation acquisitions are being considered; and
- Update key high impact exploration drilling projects in several new areas and at Puskwa.

Estimated 2007 exit production is targeted between 17,000 and 21,000 BOE/d (based on obtaining regulatory approvals removing restrictions on production at Puskwa during 2007).

Galleon has a dominant land position that will sustain strong multiyear growth, repeatable low risk drilling opportunities and control of infrastructure in its operating areas. Galleon has a portfolio of 3D defined high impact exploration projects, access to over 1 million gross acres land and has an inventory of over 500 locations. Galleon plans to drill approximately 125 wells in 2007 based on a capital program of $170 to $220 million.

Quarterly Highlights	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production								
Light oil (Bbl/d)	3,127	2,419	1,823	1,753	1,859	2,271	2,213	1,393
Heavy oil (Bbl/d)	2,081	2,100	1,984	1,705	1,580	1,135	1,205	594
Natural Gas (Mcf/d)	38,845	36,733	33,068	30,014	30,445	32,212	27,452	21,813
Liquids (Bbl/d)	206	230	102	100	93	99	71	21
BOE/d	**11,888**	**10,869**	**9,420**	**8,560**	**8,606**	**8,874**	**8,064**	**5,643**
Total BOE produced	1,069,915	999,982	866,646	778,992	774,578	816,420	741,917	513,535
Daily BOE of production per million Class A shares – basic[1]	**206**	**191**	**172**	**165**	**173**	**186**	**169**	**130**
Prices (net of transportation)								
Light oil ($/Bbl)	63.24	61.12	75.65	75.63	65.66	67.44	73.64	65.35
Heavy oil ($/Bbl)	36.55	31.16	47.01	42.69	24.71	29.31	48.19	32.21
Crude oil ($/Bbl)	52.57	47.19	53.35	59.39	46.78	54.73	62.54	54.86
Natural Gas ($/Mcf)	7.36	6.84	5.58	5.97	7.36	11.16	9.13	6.99
NGLs ($/Bbl)	56.64	56.02	69.83	65.71	57.62	58.84	56.64	53.94
Per BOE ($)								
Revenues	49.51	45.26	46.06	46.88	46.77	63.68	59.99	48.18
Royalties, net of ARTC & GCA	(7.84)	(6.02)	(7.20)	(4.34)	(10.18)	(15.01)	(11.69)	(11.11)
Transportation costs	(1.47)	(1.37)	(1.25)	(1.22)	(1.43)	(1.48)	(1.64)	(1.37)
Operating costs	(8.86)	(9.65)	(10.66)	(9.91)	(9.12)	(7.73)	(6.98)	(5.31)
Net	**31.34**	**28.22**	**26.95**	**31.41**	**26.04**	**39.46**	**39.68**	**30.39**
Other revenue	-	-	-	-	-	-	-	0.03
G&A	(1.18)	(2.67)	(0.80)	(1.37)	(1.50)	(1.82)	(1.58)	(2.01)
Interest	(2.10)	(1.49)	(1.39)	(1.41)	(0.95)	(0.91)	(0.90)	(1.09)
Capital and other taxes	(0.21)	(0.21)	(0.33)	(0.30)	(0.29)	(0.40)	(0.38)	(0.49)
Realized gain on financial derivative	0.35	-	-	-	-	-	-	-
Funds from operations[2]	**28.20**	**23.85**	**24.43**	**28.33**	**23.30**	**36.33**	**36.82**	**26.83**

[1]Restated to reflect a three-for-two Class A share split in June 2006.
[2]See "Non-GAAP Measurements"

Quarterly Highlights (unaudited)	2007	2006		
	Q1	Q4	Q3	Q2
Financial ($000s)				
Revenues	52,974	45,264	39,921	36,517
Operating costs	(9,478)	(9,651)	(9,243)	(7,716)
General & Administrative expenses	(1,264)	(2,670)	(692)	(1,068)
Interest expense	(2,246)	(1,487)	(1,202)	(1,098)
Funds from operations[2]	**30,170**	**23,857**	**21,178**	**22,069**
Per share, basic[1,2]	0.52	0.42	0.39	0.42
Per share, diluted[1,2]	0.50	0.40	0.37	0.40
Earnings	**3,921**	**1,906**	**2,196**	**7,985**
Per share, basic[1]	0.07	0.03	0.04	0.15
Per share, diluted[1]	0.07	0.03	0.04	0.15
Total assets	**692,749**	**614,565**	**540,980**	**477,967**
Weighted average outstanding Class A shares-basic[1]	57,800,899	56,761,415	54,854,334	52,003,462
Weighted average outstanding Class A shares-diluted[1]	59,947,494	59,234,229	57,447,555	54,838,259

Quarterly Highlights (unaudited)	2006	2005		
	Q1	Q4	Q3	Q2
Financial ($000s)				
Revenues	36,230	51,989	44,506	24,743
Operating costs	(7,065)	(6,311)	(5,179)	(2,727)
G&A	(1,160)	(1,489)	(1,171)	(1,030)
Interest	(740)	(742)	(668)	(558)
Funds from operations[2]	**18,047**	**29,662**	**27,325**	**13,782**
Per share, basic[1,2]	0.36	0.62	0.57	0.32
Per share, diluted[1,2]	0.35	0.59	0.54	0.30
Earnings	**1,740**	**9,324**	**9,112**	**689**
Per share, basic[1]	0.04	0.20	0.19	0.02
Per share, diluted[1]	0.03	0.18	0.18	0.02
Total assets	**399,269**	**352,619**	**312,523**	**290,883**
Weighted average outstanding Class A shares-basic[1]	49,661,598	47,698,056	47,640,620	43,467,068
Weighted average outstanding Class A shares-diluted[1]	52,220,178	50,599,782	50,268,840	45,474,116

[1]Restated to reflect a three-for-two Class A share split in June 2006.

[2]See "Non-GAAP Measurements".

GALLEON
ENERGY INC.

Management's Discussion and Analysis

June 30, 2007

Management's Discussion and Analysis

This Management's Discussion & Analysis ("MD&A") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Galleon Energy Inc. ("Galleon" or the "Corporation") for the three and six month periods ended June 30, 2007 with comparisons to the three and six months ended June 30, 2006 and as at December 31, 2006. The MD&A has been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the unaudited interim financial statements as at and for the six month periods ended June 30, 2007 and 2006 and the audited financial statements and MD&A for the year ended December 31, 2006.

Petroleum and natural gas reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil. BOEs may be misleading, particularly if used in isolation. The forgoing conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Amounts are shown in Canadian dollars unless otherwise stated. All production volumes disclosed herein are sales volumes.

This MD&A is based on information available as of, and is dated, August 14, 2007.

Non-GAAP Measurements

The MD&A contains terms commonly used in the oil and gas industry, such as funds from operations, funds from operations per share, and operating netback. These terms are not defined by GAAP and should not be considered an alternative to, or more meaningful than, cash provided by operating activities or net earnings as determined in accordance with Canadian GAAP as an indicator of Galleon's performance. Management believes that in addition to net earnings, funds from operations is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Galleon's determination of funds from operations may not be comparable to that reported by other companies. All references to funds from operations throughout this report are based on cash flow from operating activities before changes in non-cash working capital and abandonment expenditures. The Corporation calculates funds from operations per share by dividing funds from operations by the weighted average number of Class A shares outstanding.

Galleon uses the term net debt in the MD&A and presents a table showing how it has been determined. This measure does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements

Statements that are not historical facts may be considered forward looking statements including management's assessment of future plans and operations, growth expectations within the Corporation, expected production and production increases, expected timing of receipt of regulatory approvals, expected effect of production increases on operating costs per BOE, expected growth areas, drilling plans and the timing thereof, commodity prices, expected commodity mix, and capital expenditures, the timing thereof and the method of funding thereof. These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Corporation's objectives, goals or future plans are forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays

resulting from or inability to obtain required regulatory approvals (including GPP at Puskwa) and ability to access sufficient capital from internal and external sources. As a consequence, Galleon's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included elsewhere herein and in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Second Quarter 2007 Highlights

- Funds from operations were $32.8 million ($0.55 per basic share), an increase of 9% from Q1 2007, and 49% greater than Q2 2006;
- Earnings for the three months ended June 30, 2007 were $3.3 million ($0.06 per basic share) and $7.2 million for the six months ended June 30, 2007 ($0.12 per basic share);
- Daily production averaged 13,372 BOE, an increase of 12% from Q1 2007, and 56% greater than Q2 2006;
- Operating costs of $8.63/BOE decreased by 3% compared to Q1 2007 and 13% from Q2 2006;
- Drilled 9 gross wells of which seven (6.6 net) were cased for production including one light oil well (0.6 net), one heavy oil well (1.0 net) and 5 natural gas wells (5.0 net); a success rate of 78%;
- Spent $23.9 million on exploration and development activities, plus property acquisitions of $5.9 million;
- Completed a flow-through equity issuance of 1,481,500 Class A shares for gross proceeds of $30.0 million;
- Reduced net debt to $177.9 million in Q2 2007 from $210.5 million in Q1 2007;
- Expanded the banking syndicate to four banks, with available credit facilities of $210 million on a revolving basis;
- Subsequent to June 30, 2007, completed an acquisition of oil and gas properties in the Eaglesham/Kakut area for $15.1 million.

Results of Operations

Comparative financial results for the quarter are as follows:

Three months ended June 30	2007		2006	
	1,216,855 BOE		778,992 BOE	
($000s)		$/BOE		$/BOE
Revenues	60,735	49.91	36,517	46.88
Royalties	(13,609)	(11.18)	(6,980)	(8.96)
ARTC and GCA[1]	2,603	2.14	3,595	4.62
Transportation costs	(1,408)	(1.16)	(950)	(1.22)
Operating costs	(10,507)	(8.63)	(7,716)	(9.91)
Net	**37,814**	**31.08**	**24,466**	**31.41**
G&A	(1,797)	(1.48)	(1,068)	(1.37)
Interest costs	(2,682)	(2.20)	(1,098)	(1.41)
Capital and other taxes	(502)	(0.41)	(231)	(0.30)
Realized gain on financial derivative	-	-	-	-
Funds from operations[2]	**32,833**	**26.99**	**22,069**	**28.33**

Six months ended June 30	2007		2006	
	2,286,770 BOE		1,553,570 BOE	
($000s)		$/BOE		$/BOE
Revenues	113,709	49.72	72,747	46.83
Royalties	(24,625)	(10.77)	(15,841)	(10.20)
ARTC and GCA[1]	5,237	2.29	4,570	2.94
Transportation costs	(2,995)	(1.31)	(2,056)	(1.32)
Operating costs	(19,985)	(8.74)	(14,781)	(9.51)
Net	**71,341**	**31.19**	**44,639**	**28.74**
Other Revenue	-	-	-	-
G&A	(3,061)	(1.34)	(2,228)	(1.43)
Interest costs	(4,928)	(2.15)	(1,838)	(1.18)
Capital and other taxes	(722)	(0.32)	(457)	(0.29)
Realized gain on financial derivative	373	0.16	-	-
Funds from operations[2]	**63,003**	**27.54**	**40,116**	**25.84**

[1] GCA means Gas Cost Allowance
[2] See "Non-GAAP Measurements"

For the three months ended June 30, 2007 funds from operations of $32.8 million ($0.55 per basic share) increased by 49% from $22.1 million ($0.42 per basic share) in the same period of 2006. The increase is a result of production and commodity price increases. The operating netback of $31.08/Boe is 1% lower than the $31.41/Boe the same period in 2006 due to lower GCA credits from the Crown. Lower GCA is a result of reduced capital spending compared to the capital spent on additional natural gas facilities in the second quarter of 2006. On a per unit basis, funds from operations decreased by 5% in Q2 2007 compared to Q2 2006 mainly due to a 56% increase in interest expense.

For the six months ended June 30, 2007 funds from operations of $63.0 million ($1.08 per basic share) increased by 57% from $40.1 million ($0.79 per basic share) in the same period of 2006. The increase is attributed to production and commodity price increases. The operating netback of $31.19/Boe is 9% higher than the $28.74/Boe in the same period in 2006 due to 8% lower operating costs achieved through efficiencies gained with production growth. Average daily production rates in 2007 increased by 47% compared to 2006. Interest costs increased by 82% on a per unit basis year over year due to greater bank debt levels in 2007.

Petroleum and Natural Gas Revenues

Three months ended June 30	2007		2006	
($000s)		%		%
Light oil	21,397	36	12,254	34
Heavy oil	7,491	12	6,654	18
NGLs	1,390	2	601	2
Natural gas	30,275	50	16,871	46
Royalty income	182	-	137	-
Total	**60,735**	100	**36,517**	100

Six months ended June 30	2007		2006	
($000s)		%		%
Light oil	39,706	35	23,347	32
Heavy oil	14,411	13	10,356	14
NGLs	2,441	2	1,091	2
Natural gas	56,790	50	37,627	52
Royalty income	361	-	326	-
Total	**113,709**	100	**72,747**	100

Revenues for the three months ended June 30, 2007 increased 66% and 56% respectively compared to the same periods in 2006. Significant increases in production volumes and natural gas price improvements contributed to the increase in revenues for both the three and six month periods ended June 30, 2007.

Production

	Three months ended June 30				Six months ended June 30			
	2007		2006		2007		2006	
		%		%		%		%
Light oil (Bbls/d)	3,317	25	1,753	21	3,223	26	1,804	21
Heavy oil (Bbls/d)	2,247	17	1,705	20	2,164	17	1,645	19
NGLs (Bbls/d)	256	2	100	1	231	1	96	1
Natural gas (Mcf/d)	45,314	56	30,014	58	42,097	56	30,229	59
BOE/d (6:1)	**13,372**	**100**	**8,560**	**100**	**12,634**	**100**	**8,583**	**100**

Average production volumes for second quarter 2007 of 13,372 BOE/d increased 56% compared to 8,560 BOE/d in the same period of the prior year. Average production for second quarter 2007 increased by 12% compared to the first quarter of 2007. Compared to Q2 2006, Q2 2007 production volumes increased as follows: light oil 89%, heavy oil 32%, natural gas 51%, and natural gas liquids 156%.

On March 23, 2007 Galleon was granted good production practice ("GPP") status from the Alberta Energy and Utilities Board ("EUB") on two sections at Puskwa. Light oil production from the two wells located on these sections was increased starting April 2007. A pilot water flood project was completed in June 2007. On May 19, 2007 Galleon applied for water flood expansion on two additional developed sections of land. Galleon remains optimistic that approval will be received prior to the end of 2007 on the additional sections.

Heavy oil production increased as a result of optimization techniques and minor workovers at Edam.

Natural gas production increased by 17% in Q2 2007 compared to Q1 2007 as a result of pipeline tie-ins of previously drilled wells from the Montney gas project. Drilling success was 78% in the second quarter of 2007. Nine wells were drilled and seven (6.6 net) cased for production including one light oil well (0.6 net), one heavy oil well (1.0 net) and five (5.0 net) natural gas wells.

Commodity Pricing and Marketing

Petroleum products are sold to major Canadian marketers at spot reference prices based on US WTI for crude oil and AECO for natural gas. As a means of managing the risk of commodity price volatility, for the period from April 1, 2007 – October 31, 2007 15,000 GJ per day is hedged at prices ranging between $6.50 per GJ to $8.12 per GJ. For the six month period ending June 30, 2007, Galleon realized gains of $701,806 on its gas hedges. As well Galleon has realized $373,000 year to date on a crude oil financial derivative contract for 1,000 Bbl per day for the period from January 1, 2007 – December 31, 2007. An additional unrealized gain of $453,000 was recorded based on the mark to market value at June 30, 2007.

Prices (net of transportation)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Light oil ($Bbls/d)	70.12	75.63	66.91	70.53
Heavy oil ($Bbls/d)	35.89	42.69	36.21	34.08
NGLs ($Bbls/d)	59.67	65.71	58.33	61.83
Natural gas ($Mcf/d)	7.14	5.97	7.23	6.67

Average natural gas prices of $7.14/Mcf for second quarter 2007 increased 20% from $5.97/Mcf during the same period of the prior year. Light oil prices of $70.12/Bbl decreased 7% for the three months ended June 30, 2007 compared to $75.63/Bbl in the same period of the prior year, not including the impact of the crude oil costless collar. Heavy oil prices for second quarter 2007 of $35.89/Bbl decreased 16% from $42.69/Bbl in the same period prior year due to an increase in heavy oil price differentials. On a U.S. dollar basis, heavy oil price differentials increased from $17.94 in the second quarter of 2006 to $20.36 in the second quarter 2007.

Performance by Property

Three months ended June 30

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	2007 Funds from operations[2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	2,128	16	49.78	499	6	81.44	27
Dawson Montney gas	3,826	29	32.74	1,366	16	22.83	31
Eaglesham	1,713	13	29.83	150	1	71.93	13
Dawson	2,675	20	25.58	3,485	41	27.02	18
Edam and other heavy oil	2,247	17	10.26	1,705	20	13.97	6
B.C.	220	1	23.38	242	3	24.83	2
Calais	374	3	32.74	880	10	20.53	3
Other	189	1	6.65	233	3	20.19	-
	13,372	100	**28.94**	**8,560**	100	**26.79**	100

Six months ended June 30

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	2007 Funds from operations[2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	1,828	15	49.83	335	4	72.62	25
Dawson Montney gas	3,328	26	31.52	1,150	13	23.81	28
Eaglesham	1,634	13	31.12	135	2	66.46	14
Dawson	2,855	23	27.11	3,719	43	29.72	21
Edam and other heavy oil	2,165	17	10.25	1,645	19	7.75	6
B.C.	214	2	24.25	249	3	26.64	1
Calais	425	3	26.08	1,104	13	23.52	3
Other	185	1	13.40	246	3	19.63	2
	12,634	100	**28.91**	**8,583**	100	**25.80**	100

[1] Operating netbacks/BOE exclude ARTC and GCA and are calculated by subtracting royalties and operating costs from revenues.
[2] See "Non-GAAP Measurements".

At Puskwa, production for the three month period ending June 30, 2007 increased by 40% compared to the three months ended March 31, 2007 and by 326% from Q2 2006. Exploration and development at Puskwa was initiated in the first quarter of 2006. This project contributed 27% of total funds from operations in Q2 2007 and 25% year to date. The production rate for the quarter reflects the allowable rate imposed by the EUB on all but two producing wells and is not indicative of the production capacity in the area. The strong operating netbacks of $49.78 during Q2 2007 were driven by low operating costs of $3.04/BOE and high light oil prices, net of transportation, of $72.18/Bbl. Galleon plans to drill up to 15 wells in the Puskwa area in 2007. The strong operating netbacks for the three and six month periods ending June 30, 2006 are a result of highly productive 100% owned light sweet oil wells with minimal operating costs and royalty holiday status.

Production of Montney gas at Dawson increased 180% for the second quarter of 2007 over the same period of the prior year. The operating netback of $32.74/BOE improved by 43% from the prior year, partially due to the increase in natural gas prices. Operating costs decreased from $7.96/BOE ($1.26/Mcf) in the second quarter of 2006 to $4.07/BOE ($0.65/Mcf) in the second quarter of 2007. The decrease is a function of control of the facilities in the area and increased production rates. In Q2 2007 this area contributed 31% to total funds from operations. Galleon has identified over 300 drilling locations in the Dawson area and plans to drill up to 60 wells in 2007.

Liquids rich natural gas and light oil production at Eaglesham commenced in August, 2006 and reached 1,713 BOE/day on average in the second quarter of 2007. Operating netbacks of $29.83/BOE reflect a low operating cost structure of $4.43/BOE or $0.74/Mcf. Control of the facilities in the area has enabled Galleon to control operating costs. Eaglesham contributed 13% of second quarter 2007 funds from operations. Galleon plans to drill up to 10 wells in this area in 2007.

At Dawson, natural production declines resulted in a decrease of 23% in production volumes compared to the prior year. Lower volumes resulted in higher operating costs per barrel of oil equivalent, and a lower operating netback. Although the area was previously Galleon's main contributor to funds from operations, for six month period of 2007 it represented only 21% due to capital allocations towards Galleon's growth projects.

Heavy oil production grew 32% in the second quarter of 2007 compared to the same period of the prior year as a result of exploitation techniques. The price of heavy oil of $35.89/Boe decreased by 16% compared to $42.69 for the second quarter 2006. Operating netbacks for the six month period of 2007 of $10.25/BOE have increased significantly over the same period of the prior year due to a larger production base and a reduction in operating costs including propane and third party fuel gas. With exit production for 2007 planned to be between 17,000-21,000 BOE/d, it is expected that the heavy oil assets will only account for 10%-12% of total production by the end of 2007.

The decrease in production at Calais relates to normal declines which are not being replaced with new production as Galleon has shifted its focus to other areas offering better opportunities for growth.

Royalties

Three months ended June 30	2007	2006
($000s, except as indicated)		
Crown	12,366	6,328
Freehold	344	272
GORR and other	899	380
Subtotal	**13,609**	**6,980**
ARTC and GCA	(2,603)	(3,595)
Net royalties	**11,006**	**3,385**
% of revenue	**22.4**	**19.1**
% of revenue net of ARTC and GCA	**18.1**	**9.3**

Six months ended June 30	2007	2006
($000s, except as indicated)		
Crown	22,457	14,583
Freehold	757	457
GORR and other	1,411	801
Subtotal	**24,625**	**15,841**
ARTC and GCA	(5,237)	(4,570)
Net royalties	**19,388**	**11,271**
% of revenue	**21.7**	**21.8**
% of revenue net of ARTC and GCA	**17.1**	**15.5**

Gross royalties were 22.4% of revenues for the second quarter of 2007 (20.4% Crown, 0.6% Freehold, and 1.4% other) compared to 19.1% for the same period in 2006 (17.3% Crown, 0.7% Freehold and 1.1% other). Lower royalty rates in the second quarter of 2006 were primarily due to royalty holiday status at Eaglesham and Puskwa.

Operating Costs

Three months ended June30	2007		
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	16	6	3.04
Dawson Montney gas	29	15	4.07
Eaglesham	13	8	4.43
Dawson	20	30	13.03
Edam and other heavy oil	17	32	18.23
Calais	3	3	8.97
Other	2	6	19.04
	100	100	**8.63**

Six months ended June 30	2007		
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	15	6	3.21
Dawson Montney gas	26	14	4.15
Eaglesham	13	8	4.97
Dawson	23	30	11.58
Edam and other heavy oil	17	33	18.53
Calais	3	3	8.02
Other	3	6	18.04
	100	100	**8.74**

Operating costs were $10.5 million or $8.63/BOE for the second quarter of 2007 compared to $7.7 million or $9.91/BOE for the same period of the prior year. Galleon's operating costs per barrel of oil equivalent excluding the heavy oil was $6.69/BOE for the second quarter of 2007. Operating costs in Galleon's key areas of Puskwa, Dawson Montney gas, and Eaglesham remain low and below the corporate average due to control of the facilities in those areas. Sufficient capacity exists at Galleon's facilities to accommodate planned production increases. It is therefore anticipated that production additions in the key areas will be brought on stream at rates similar to or better than those experienced in 2007. It is anticipated that production increases in Galleon's key areas will lower the corporate average operating costs per barrel of oil equivalent.

General and Administration Expenses

Three months ended June 30	2007		2006	
($000s)		$/BOE		$/BOE
Gross	2,556	2.10	1,952	2.51
Capitalized overhead	(541)	(0.44)	(736)	(0.95)
Overhead recoveries	(218)	(0.18)	(148)	(0.19)
	1,797	**1.48**	**1,068**	**1.37**

Six months ended June 30	2007		2006	
($000s)		$/BOE		$/BOE
Gross	5,088	2.22	3,911	2.52
Capitalized overhead	(1,677)	(0.73)	(1,397)	(0.90)
Overhead recoveries	(350)	(0.15)	(286)	(0.19)
	3,061	**1.34**	**2,228**	**1.43**

While gross general and administrative (G&A) expenses have increased by 31% with the growth of the Corporation, gross G&A of $2.10/BOE for the second quarter 2007 decreased 16% on a per unit basis compared to the same period of the previous year. The decrease is a result of higher production volumes and is indicative of the efficiency of Galleon's growth. Net G&A expenses for the second quarter increased by 8% on a per unit basis compared to the same period of the prior year as a result of reduced capital spending in the second quarter 2007 due to spring breakup.

For the three months ended June 30, 2007 G&A expenses by category were: salary and employee – 51%, office – 21%, computer – 8%, consulting – 7%, audit, engineering and legal – 5%, corporate – 4%, and shareholder costs – 4%.

Interest

Interest expense of $2.6 million for the three months ended June 30, 2007 was higher than $1.1 million interest expense in the same period of the prior year due to increased average debt levels and higher interest rates. Galleon reduced its bank debt in the three month period ended June 30, 2007 to $168.1 million from $189.4 million in the first quarter 2007 mainly as a result of the flow-through share issuance in April 2007. Galleon monitors its debt levels in relation to equity, and as a ratio of expected annual funds from operating activities.

Stock Based Compensation

Stock based compensation was a non-cash expense of $4.1 million for the six month period ending June 30, 2007 compared to $4.0 million in the same quarter of the prior year. During the second quarter 2007 380,000 stock options were granted to employees at an average exercise price of $16.80 with fair values of between $5.10 and $5.55 per option based on the Black Sholes valuation model.

At June 30, 2007, 5,398,950 stock options were outstanding at an average exercise price of $11.60.

Depletion, Depreciation and Accretion

Depletion and depreciation ("D&D") charges were $25.0 million or $20.53/BOE for the three months ended June 30, 2007 compared to $13.4 million or $17.21/BOE for the same period of the prior year. For the six months ended June 30, 2007 D&D charges were $47.0 million or $20.56/BOE, compared to $26.2 million or $16.84/BOE for the corresponding period in 2006. Reserve additions for the second quarter of 2007 were estimated internally.

Capital expenditures of $84.1 million ($74.0 million – June 30, 2006) related to undeveloped land, seismic and equipment inventory have been excluded from the depletion and depreciation calculation and $85.8 million ($49.8 million – June 30, 2006) of future development costs have been added.

Accretion expense on the Corporation's asset retirement obligation was $355,760 for the second quarter of 2007 compared to $296,614 in the same quarter of the prior year. Accretion expense increased due to a greater asset retirement obligation, which is based on the number of wells and facilities in which Galleon has an interest. For the second quarter of 2007, $109,000 of obligations were settled.

Capital and Future Taxes

The current tax provision of $502,000 for the second quarter 2007 was partially comprised of Saskatchewan capital and resource taxes, as was the provision for the second quarter of 2006. The provision is calculated based on revenues earned in Saskatchewan. It is not expected that Galleon will pay any income taxes in 2007. A Canada Revenue Agency assessment of $265,000 relating to an audit of 2004 corporate income tax was recorded in Q2 2007. This amount is expected to be recovered upon the refiling of the 2006 corporate tax return.

The provision for future income taxes was $2.0 million for the second quarter of 2007 compared to a $2.2 million recovery for the second quarter of the prior year. The recovery in 2006 was related to statutory tax rate reductions.

Capital Expenditures

	($000s)
Property & equipment balance at December 31, 2006	577,758
Additions to property and equipment	85,602
Change in equipment inventory	(453)
Acquisition of property and equipment	35,769
Asset retirement obligation acquired	980
Asset retirement obligation incurred	1,119
Depletion and depreciation	(47,001)
Property & equipment balance at June 30, 2007	**653,774**

Three months ended June 30	**2007**		**2006**	
($000s)		%		%
Land	1,812	8	5,501	9
Geological and geophysical	3,200	13	4,748	8
Drilling and completion	15,240	64	26,465	45
Plant and facilities	3,547	15	22,166	38
Other assets	141	-	48	-
Exploration and Development Expenditures	**23,940**	100	**58,928**	100

Six months ended June 30	**2007**		**2006**	
($000s)		%		%
Land	5,445	6	12,229	10
Geological and geophysical	6,130	7	17,070	14
Drilling and completion	55,793	66	52,575	42
Plant and facilities	17,595	21	42,300	34
Other assets	186	-	(85)	-
Exploration and Development Expenditures	**85,149**	100	**124,089**	100

Exploration and development expenditures during the second quarter of 2007 were $23.9 million, less $0.3 million of equipment inventory purchased in previous quarters, for net expenditures of $23.6 million. Drilling and completions expenditures comprised 64% of exploration and development activity. Galleon drilled 9 wells and cased 7 (6.6 net) for a success rate of 78%.

Facilities expenditures comprised 15% of activity, and included the construction of pipelines and tie-in of wells. Land and seismic expenditures were incurred to expand Galleon's key areas and initiate exploration activity in new areas. Management has established a capital budget of between $170 and $220 million for 2007.

Liquidity and Capital Resources

Debt and working capital	**June 30, 2007**	**December 31, 2006**
($000s)		
Bank debt	168,091	122,996
Working capital deficiency	9,787	28,217
Total net debt	**177,878**	**151,213**

Funding of Capital Program

Three months ended June 30	2007	2006
($000s)		
Issuance of shares, net of costs	29,746	742
Funds from operations	32,833	22,069
Change in bank debt	(21,323)	61,540
Change in working capital and other	(11,416)	431
	29,840	**84,782**

Six months ended June 30	2007	2006
($000s)		
Issuance of shares, net of costs	30,542	54,228
Funds from operations	63,003	40,116
Change in bank debt	45,095	46,325
Change in working capital and other	(18,885)	9,276
	119,755	**149,945**

During the second quarter of 2007 share option exercises of $1.4 million, an equity offering of flow-through Class A shares for net proceeds of $28.4 million, funds from operations of $32.8 million plus working capital, reduced bank debt by $21.3 million and funded exploration and development expenditures.

On April 19, 2007 the Corporation closed an equity offering of flow-through Class A shares for total proceeds of $30.0 million. This offering, the Corporation's current bank line, and from funds from operations are expected to fund the capital expenditure program for the remainder of 2007.

Commitments

Drilling Rig:
The Corporation has entered into a Master Daywork Contract whereby it is entitled to the use of a drilling rig for a two year period which is expected to commence August, 2007. Future minimum payments under this contract are as follows:

Year	Amount ($000)
2007	2,660
2008	4,554
2009	1,894

Minimum Lease Payments:
At June 30, 2007 the Corporation has committed to future minimum payments under operating leases that cover office space as follows:

Year	Amount ($000)
2007	397
2008	570
2009	249
2010	83

The above commitment includes an estimate of the Corporation's share of operating expenses, utilities and taxes for the duration of the office lease.

Flow-through Shares:
In connection with the Corporation's flow-through share offerings in 2006, Galleon is obligated to spend $40.0 million on qualifying exploration expenses prior to December 31, 2007. As at June 30, 2007, it is estimated that $0.8 million remains to be incurred.

In connection with the Corporation's flow-through share offerings in 2007, Galleon is obligated to spend $30.0 million on qualifying exploration expenses prior to December 31, 2008. As at June 30, 2007, the full amount of the required capital expenditure remains to be incurred.

Financial Instruments

As a means of managing the risk of commodity price volatility, in December 2006, Galleon entered into a financial contract with a Canadian chartered bank, setting a floor price of USD WTI $61.75/Bbl and a ceiling of USD WTI $70.00/Bbl on 1,000 Bbl per day of crude oil for the period January 1, 2007 to December 31, 2007. The contract will protect base line revenues if the WTI crude oil benchmark falls below $61.75/Bbl. The contract is a costless collar, therefore no premium was paid by Galleon upon entering into the contract. The contract will be settled monthly based on the average USD WTI benchmark price. Galleon will receive payments on the contract if the benchmark USD WTI price falls below $61.75/Bbl and will be required to make payments if the price rises above $70.00/Bbl. Galleon has recognized this financial instrument on its balance sheet at fair value, and is accounting for the instrument using mark to market accounting. As at June 30, 2007 Galleon had realized gains of $373,000 and an unrealized gain of $453,000 related to this derivative instrument.

On July 5, 2007, the Corporation entered into two financial derivative contracts for 2,000 Bbl/d of crude oil within a costless collar of $70.00 to $80.75/Bbl CDN. For further information see note 12 (Subsequent Events) to the financial statements.

Business Risks

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Corporation.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the *Climate Change and Emissions Management Amendment Act*, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12% starting July 1, 2007; if such reduction is not initially possible the companies

owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12% target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Corporation and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

Changes in Accounting Policies

Financial Instruments

Galleon adopted the following new Handbook Sections effective January 1, 2007:

- Section 1530, "Comprehensive Income";
- Section 3251, "Equity";
- Section 3855, "Financial Instruments- Recognition and Measurement";
- Section 3861, "Financial Instruments- Disclosure and Presentation";
- Section 3865, "Hedges"

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Accounting Changes

Effective January 1, 2007 the Corporation adopted the revised recommendations of CICA Section 1506, "Accounting Changes". These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007. There was no effect on the current or prior period financial statements as a result of this adoption.

Controls and Procedures over Financial Reporting

Galleon has established disclosure controls and procedures to provide reasonable assurance that material information relating to Galleon including its consolidated subsiduaries, is made known to the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) by others within those entities, particularly during the period in which the annual and interim filings are being prepared. The CEO and the CFO have designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Corporation's CEO and CFO are required to cause the Corporation to disclose any change in the Corporation's internal controls over financial reporting that occurred during the Corporation's most recent interim period that has material affected, or is reasonably likely to materially affect, the

Corporation's internal controls over financial reporting. No material changes in the Corporation's internal controls over financial reporting were identified during the Corporation's most recent interim period, that has materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

It should be noted that a control system, including the Corporation's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Share Information

The following table summarizes the outstanding shares of Galleon Energy as of June 30:

	2007	2006[1]
Class A shares outstanding		
Basic	59,734,952	52,048,377
Diluted[2]	65,133,902	56,961,702
Class B shares outstanding	922,500	922,500
Class A shares issuable on conversion of Class B shares[3]	525,941	425,507

[1]Restated to reflect a three-for-two Class A share split in June 2006.
[2] Includes outstanding options of 5,398,950 (June 30, 2006 – 4,913,325).
[3] Assumes a conversion at the June 30, 2007 closing price of $17.54 per Class A share (June 30, 2006 -$21.68). The actual conversion rate varies based on a formula related to the trading price of the Class A shares.

At June 30, 2007, the market value of Galleon's class A and class B shares was $1,056.0 million based on the June 30, 2007 closing price of $17.54 per class A share and $8.95 per class B share. As of August 14, 2007, the number of class A shares, class B shares, and options outstanding is 59,777,952, 922,500, and 5,675,950 respectively.

Outlook

Drilling activity since June 30, 2007 continues to build momentum with the addition of new discoveries. The drilling program has delivered a new deep liquids rich natural gas discovery at Eaglesham, a new Dawson Montney gas discovery located 10 miles from the existing main gas pools, and the initial completion of one wildcat light sweet oil well at Puskwa south of the main pool. In addition, two new deep light oil discoveries in new exploration areas in the Peace River arch have been drilled in third quarter 2007.

Two rigs are currently drilling development locations in the main Puskwa pool. Up to 4 additional wells are planned in the remainder of 2007. Galleon has access to 45 sections (100% interest except for 1 section) on the Puskwa Beaverhill Lake fairway.

Subsequent to second quarter 2007, Galleon has successfully expanded the main fairway of the Montney gas play by drilling one well which is located 10 miles from the existing main producing area. This well tested in excess of 1.5 Mmcf/d (250 BOE/d). Galleon has access to over 537 sections of land in this play with an average working interest of approximately 90% and has identified over 300 drilling locations. Galleon has a 30 well program planned for the second half of 2007.

Galleon has expanded its exploration program at Eaglesham this summer by successfully acquiring over 32 square miles of 3D seismic. The data is in the process of being interpreted. Galleon has access to over 70 sections (average working interest of 72%) of land in the Eaglesham area.

Subsequent to June 30, 2007, Galleon completed an acquisition of oil and gas properties in the Eaglesham/Kakut area of Alberta for $15.1 million. This strategic consolidation acquisition further strengthens Galleon's land position and control of infrastructure in the area. Galleon continues to pursue

other acquisitions which have an attractive intrinsic value and which are accretive on a cash flow and reserve basis.

Additional Information

Additional information relating to Galleon, including Galleon's Annual Information Form, can be accessed on-line on SEDAR at www.sedar.com, or from the Corporation's website at www.galleonenergy.com.

Quarterly Highlights	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production								
Light oil (Bbl/d)	3,317	3,127	2,419	1,823	1,753	1,859	2,271	2,213
Heavy oil (Bbl/d)	2,247	2,081	2,100	1,984	1,705	1,580	1,135	1,205
Natural Gas (Mcf/d)	45,314	38,845	36,733	33,068	30,014	30,445	32,212	27,452
Liquids (Bbl/d)	256	206	230	102	100	93	99	71
BOE/d	**13,372**	**11,888**	**10,869**	**9,420**	**8,560**	**8,606**	**8,874**	**8,064**
Total BOE produced	1,216,855	1,069,915	999,982	866,646	778,992	774,578	816,420	741,917
Daily BOE of production per million Class A shares – basic[1]	**226**	**206**	**191**	**172**	**165**	**173**	**186**	**169**
Prices (net of transportation)								
Light oil ($/Bbl)	70.12	63.24	61.12	75.65	75.63	65.66	67.44	73.64
Heavy oil ($/Bbl)	35.89	36.55	31.16	47.01	42.69	24.71	29.31	48.19
Crude oil ($/Bbl)	56.30	52.57	47.19	53.35	59.39	46.78	54.73	62.54
Natural Gas ($/Mcf)	7.14	7.36	6.84	5.58	5.97	7.36	11.16	9.13
NGLs ($/Bbl)	59.67	56.64	56.02	69.83	65.71	57.62	58.84	56.64
Per BOE ($)								
Revenues	49.91	49.51	45.26	46.06	46.88	46.77	63.68	59.99
Royalties, net of ARTC & GCA	(9.04)	(7.84)	(6.02)	(7.20)	(4.34)	(10.18)	(15.01)	(11.69)
Transportation costs	(1.16)	(1.47)	(1.37)	(1.25)	(1.22)	(1.43)	(1.48)	(1.64)
Operating costs	(8.63)	(8.86)	(9.65)	(10.66)	(9.91)	(9.12)	(7.73)	(6.98)
Net	**31.08**	**31.34**	**28.22**	**26.95**	**31.41**	**26.04**	**39.46**	**39.68**
Other revenue	-	-	-	-	-	-	-	-
G&A	(1.48)	(1.18)	(2.67)	(0.80)	(1.37)	(1.50)	(1.82)	(1.58)
Interest	(2.20)	(2.10)	(1.49)	(1.39)	(1.41)	(0.95)	(0.91)	(0.90)
Capital and other taxes	(0.41)	(0.21)	(0.21)	(0.33)	(0.30)	(0.29)	(0.40)	(0.38)
Realized gain on financial derivative	-	0.35	-	-	-	-	-	-
Funds from operations[2]	**26.99**	**28.20**	**23.85**	**24.43**	**28.33**	**23.30**	**36.33**	**36.82**

[1]Restated to reflect a three-for-two Class A share split in June 2006.

[2]See "Non-GAAP Measurements"

Quarterly Highlights (unaudited)	2007		2006	
	Q2	Q1	Q4	Q3
Financial ($000s)				
Revenues	60,735	52,974	45,264	39,921
Operating costs	(10,507)	(9,478)	(9,651)	(9,243)
General & Administrative expenses	(1,797)	(1,264)	(2,670)	(692)
Interest expense	(2,682)	(2,246)	(1,487)	(1,202)
Funds from operations[2]	**32,833**	**30,170**	**23,857**	**21,178**
Per share, basic[1,2]	0.55	0.52	0.42	0.39
Per share, diluted[1,2]	0.54	0.50	0.40	0.37
Earnings	**3,271**	**3,921**	**1,906**	**2,196**
Per share, basic[1]	0.06	0.07	0.03	0.04
Per share, diluted[1]	0.05	0.07	0.03	0.04
Total assets	**699,112**	**692,749**	**614,565**	**540,980**
Weighted average outstanding Class A shares-basic[1]	59,204,393	57,800,899	56,761,415	54,854,334
Weighted average outstanding Class A shares-diluted[1]	61,175,217	59,947,494	59,234,229	57,447,555

Quarterly Highlights (unaudited)	2006		2005	
	Q2	Q1	Q4	Q3
Financial ($000s)				
Revenues	36,517	36,230	51,989	44,506
Operating costs	(7,716)	(7,065)	(6,311)	(5,179)
G&A	(1,068)	(1,160)	(1,489)	(1,171)
Interest	(1,098)	(740)	(742)	(668)
Funds from operations[2]	**22,069**	**18,047**	**29,662**	**27,325**
Per share, basic[1,2]	0.42	0.36	0.62	0.57
Per share, diluted[1,2]	0.40	0.35	0.59	0.54
Earnings	**7,985**	**1,740**	**9,324**	**9,112**
Per share, basic[1]	0.15	0.04	0.20	0.19
Per share, diluted[1]	0.15	0.03	0.18	0.18
Total assets	**477,967**	**399,269**	**352,619**	**312,523**
Weighted average outstanding Class A shares-basic[1]	52,003,462	49,661,598	47,698,056	47,640,620
Weighted average outstanding Class A shares-diluted[1]	54,838,259	52,220,178	50,599,782	50,268,840

[1]Restated to reflect a three-for-two Class A share split in June 2006.

[2]See "Non-GAAP Measurements".

GALLEON
ENERGY INC.

Management Discussion and Analysis

September 30, 2007

Management's Discussion and Analysis

This Management's Discussion & Analysis ("MD&A") is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of Galleon Energy Inc. ("Galleon" or the "Corporation") for the three and nine month periods ended September 30, 2007 with comparisons to the three and nine months ended September 30, 2006 and as at December 31, 2006. The MD&A has been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the unaudited interim financial statements as at and for the nine month periods ended September 30, 2007 and 2006 and the audited financial statements and MD&A for the year ended December 31, 2006.

Petroleum and natural gas reserves and volumes are converted to a common unit of measure on a basis of six thousand cubic feet (Mcf) of gas to one barrel (Bbl) of oil. BOEs may be misleading, particularly if used in isolation. The forgoing conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Amounts are shown in Canadian dollars unless otherwise stated. All production volumes disclosed herein are sales volumes.

This MD&A is based on information available as of, and is dated, November 13, 2007.

Non-GAAP Measurements

The MD&A contains terms commonly used in the oil and gas industry, such as funds from operations, funds from operations per share, and operating netback. These terms are not defined by GAAP and should not be considered an alternative to, or more meaningful than, cash provided by operating activities or net earnings as determined in accordance with Canadian GAAP as an indicator of Galleon's performance. Management believes that in addition to net earnings, funds from operations is a useful financial measurement which assists in demonstrating the Corporation's ability to fund capital expenditures necessary for future growth or to repay debt. Galleon's determination of funds from operations may not be comparable to that reported by other companies. All references to funds from operations throughout this report are based on cash flow from operating activities before changes in non-cash working capital and abandonment expenditures. The Corporation calculates funds from operations per share by dividing funds from operations by the weighted average number of Class A shares outstanding.

Galleon uses the term net debt in the MD&A and presents a table showing how it has been determined. This measure does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements

Statements that are not historical facts may be considered forward looking statements including management's assessment of future plans and operations, growth expectations within the Corporation, expected production rates and production increases, expected timing of receipt of regulatory approvals, expected effect of production increases on operating costs per BOE, expected growth areas, drilling plans and the timing thereof, commodity prices, expected commodity mix, impact of proposed royalty changes and capital expenditures, the timing thereof and the method of funding thereof. These forward-looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Corporation's objectives, goals or future plans are forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated

benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals (including GPP at Puskwa) and ability to access sufficient capital from internal and external sources. As a consequence, Galleon's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included elsewhere herein and in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Galleon's website (www.galleonenergy.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Galleon does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Third Quarter 2007 Highlights

- Funds from operations were $32.6 million ($0.54 per basic share), 54% greater than Q3 2006;
- Earnings for the three months ended September 30, 2007 were $1.6 million ($0.03 per basic share) and $8.8 million for the nine months ended September 30, 2007 ($0.15 per basic share);
- Daily production averaged 13,726 BOE, an increase of 46% from Q3 2006;
- Operating costs of $8.35/BOE decreased by 22% compared to Q3 2006;
- Drilled 33 gross wells of which 32 (27.4 net) were cased for production including eleven light oil wells (9.4 net), three heavy oil wells (2.1 net) and 18 natural gas wells (15.9 net); a success rate of 97%;
- Spent $54.3 million on exploration and development activities;
- Completed an acquisition of oil and gas properties in the Eaglesham/Kakut area for $15.7 million;
- Reduced net debt to $158.8 million in Q3 2007 from $177.9 million in Q2 2007;
- Completed a financing of 1,869,200 Class A shares at $16.05 each and 1,463,400 Class A Shares issued on a flow-through basis at $20.50 each for aggregate gross proceeds of approximately $60.0 million.

Results of Operations

Comparative financial results for the quarter are as follows:

Three months ended September 30	**2007**		**2006**	
	1,262,772 BOE		866,646 BOE	
($000s)		$/BOE		$/BOE
Revenues	60,156	47.64	39,921	46.06
Royalties	(12,608)	(9.98)	(7,638)	(8.81)
ARTC and GCA[1]	1,988	1.57	1,397	1.61
Transportation costs	(1,430)	(1.13)	(1,080)	(1.25)
Operating costs	(10,547)	(8.35)	(9,243)	(10.66)
Net	**37,559**	**29.75**	**23,357**	**26.95**
Other revenue	-	-	2	-
G&A	(1,507)	(1.19)	(692)	(0.80)
Interest costs	(2,707)	(2.14)	(1,202)	(1.39)
Capital and other taxes	(229)	(0.18)	(287)	(0.33)
Realized loss on financial derivative	(551)	(0.44)	-	-
Funds from operations[2]	**32,565**	**25.80**	**21,178**	**24.43**

Nine months ended September 30	2007		2006	
	3,549,542 BOE		2,420,216 BOE	
($000s)		$/BOE		$/BOE
Revenues	173,864	48.98	112,667	46.55
Royalties	(37,233)	(10.49)	(23,479)	(9.70)
ARTC and GCA[1]	7,225	2.04	5,967	2.47
Transportation costs	(4,424)	(1.25)	(3,135)	(1.30)
Operating costs	(30,533)	(8.60)	(24,024)	(9.93)
Net	**108,899**	**30.68**	**67,996**	**28.09**
Other Revenue	-	-	3	-
G&A	(4,568)	(1.29)	(2,920)	(1.21)
Interest costs	(7,634)	(2.15)	(3,040)	(1.26)
Capital and other taxes	(951)	(0.27)	(745)	(0.31)
Realized loss on financial derivative	(178)	(0.05)	-	-
Funds from operations[2]	**95,568**	**26.92**	**61,294**	**25.31**

[1] GCA means Gas Cost Allowance
[2] See "Non-GAAP Measurements"

For the three months ended September 30, 2007 funds from operations of $32.6 million ($0.54 per basic share) increased by 54% from $21.1 million ($0.39 per basic share) in the same period of 2006. The increase is a result of production and crude oil price increases. The operating netback (being revenues less royalties and operating costs) of $29.75/Boe is 10% higher than the same period in 2006 due substantially to lower operating costs. Lower operating costs are a result of efficiencies gained with production growth and due to ownership of the facilities in the major producing areas.

For the nine months ended September 30, 2007 funds from operations of $95.6 million ($1.62 per basic share) increased by 56% from $61.3 million ($1.17 per basic share) in the same period of 2006. The increase is mainly attributed to production growth. The operating netback of $30.68/Boe is 9% higher than the $28.09/Boe in the same period in 2006 primarily due to 13% lower operating costs achieved through efficiencies gained with production growth. Average daily production rates in 2007 increased by 47% compared to 2006.

Petroleum and Natural Gas Revenues

Three months ended September 30	2007		2006	
($000s)		%		%
Light oil	24,569	41	12,856	32
Heavy oil	7,315	12	8,645	22
NGLs	1,398	2	656	2
Natural gas	26,491	44	17,620	44
Royalty income	383	1	144	-
Total	**60,156**	100	**39,921**	100

Nine months ended September 30	2007		2006	
($000s)		%		%
Light oil	64,274	37	36,200	32
Heavy oil	21,726	13	19,014	17
NGLs	3,839	2	1,736	2
Natural gas	83,281	48	55,247	49
Royalty income	744	-	470	-
Total	**173,864**	100	**112,667**	100

During Q3 2007, light oil volumes comprised 25% of total volumes and 41% of total revenues. Natural gas volumes were 59% of total volumes and 44% of total revenues during Q3 2007.

Production

	Three months ended September 30				Nine months ended September 30			
	2007		2006		2007		2006	
		%		%		%		%
Light oil (Bbls/d)	3,375	25	1,823	19	3,273	25	1,809	20
Heavy oil (Bbls/d)	1,949	14	1,984	21	2,092	16	1,760	20
NGLs (Bbls/d)	237	2	102	1	233	2	98	1
Natural gas (Mcf/d)	48,989	59	33,068	59	44,421	57	31,186	59
BOE/d (6:1)	**13,726**	**100**	**9,420**	**100**	**13,002**	**100**	**8,865**	**100**

Average production volumes for third quarter 2007 of 13,726 BOE/d increased 46% compared to 9,420 BOE/d in the same period of the prior year. Average production for third quarter 2007 increased by 3% compared to the second quarter of 2007. Compared to Q3 2006, Q3 2007 production volumes increased as follows: light oil 85%, natural gas 48%, and natural gas liquids 132% as well as a 2% decrease in heavy oil. Light oil volumes have increased to 63% of total oil volumes in Q3 2007 compared to 48% in Q3 2006. This change results primarily from increased production at Puskwa.

On March 23, 2007 Galleon was granted good production practice ("GPP") status from the Alberta Energy and Utilities Board ("EUB") on two sections at Puskwa. Light oil production from the two wells located on these sections was increased starting April 2007. A pilot water flood project was completed in June 2007. On September 12, 2007, Galleon received approval for water flood expansion on two additional developed sections of land.

Natural gas reached a new record high production level for the Corporation of 49 Mmcf/d in third quarter 2007. This production level is 8% higher than second quarter 2007. Drilling success was 97% in the third quarter 2007. During Q3 2007 33 gross wells were drilled of which 32 (27.4 net) were cased for production including eleven light oil wells (9.4 net), three heavy oil wells (2.1 net) and 18 (15.9 net) natural gas wells.

Commodity Pricing and Marketing

Petroleum products are sold to major Canadian marketers at spot reference prices based on US WTI for crude oil and AECO for natural gas. As a means of managing the risk of commodity price volatility, for the period from April 1, 2007 – October 31, 2007 15,000 GJ per day is hedged at prices ranging between $6.50 per GJ to $8.12 per GJ. For the nine month period ending September 30, 2007, Galleon realized gains of $3,417,114 on its gas hedges. As well Galleon has realized a loss of $178,000 year to date on crude oil financial derivative contracts for 1,000 Bbl per day for the period from January 1, 2007 – December 31, 2007 and 2,000 Bbl per day for the period from July 1, 2007 – December 31, 2007. An additional unrealized loss of $1,477,000 was recorded based on the mark to market value at September 30, 2007.

Prices (net of transportation)

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
Light oil ($Bbls/d)	78.43	75.65	71.33	72.27
Heavy oil ($Bbls/d)	40.04	47.01	37.41	38.99
Total oil including Hedge	63.25	-	57.98	-
Total oil without Hedge	64.38	-	58.10	-
NGLs ($Bbls/d)	64.05	69.83	60.29	64.63
Natural gas ($Mcf/d)	5.73	5.58	6.68	6.28

Average natural gas prices of $5.73/Mcf for third quarter 2007 decreased 20% from $7.14/Mcf during the second quarter 2007 and increased by 3% from $5.58/Mcf for the same period of the prior year.

Light oil prices of $78.43/Bbl increased 12% for the three months ended September 30, 2007 compared to $70.12/Bbl in Q2 2007 and 4% from $75.65/Bbl in the same period of the prior year, not including the impact of the crude oil costless collar. Heavy oil prices for third quarter 2007 of $40.04/Bbl decreased 15% from $47.01/Bbl in the same period prior year due to an increase in heavy oil price differentials. On a U.S. dollar basis, heavy oil price differentials increased from $18.66 in the third quarter of 2006 to $23.48 in the third quarter 2007.

Performance by Property

Three months ended September 30

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	2007 Funds from operations[2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	2,056	15	55.90	648	7	58.75	29
Dawson Montney gas	3,580	26	24.64	1,894	20	22.09	20
Eaglesham	1,776	13	25.42	325	4	30.10	10
Dawson	3,231	24	29.26	3,341	36	28.58	22
Edam and other heavy oil	1,949	14	9.48	1,985	21	14.18	5
B.C.	214	2	30.74	226	2	26.83	2
Calais	744	5	22.76	774	8	22.19	4
Other	176	1	10.26	227	2	9.61	8
	13,726	100	**28.18**	**9,420**	100	**25.34**	100

Nine months ended September 30

	2007			2006			
	Production		Operating netbacks/ BOE [1]	Production		Operating netbacks/ BOE[1]	2007 Funds from operations[2]
	BOE/d	%	$	BOE/d	%	$	%
Puskwa	1,905	15	52.08	440	5	65.75	27
Dawson Montney gas	3,413	26	28.66	1,401	16	23.03	25
Eaglesham	1,682	13	29.34	199	2	46.49	13
Dawson	2,982	23	28.15	3,591	41	29.36	21
Edam and other heavy oil	2,092	16	10.01	1,760	20	10.05	6
B.C.	214	2	26.68	241	3	26.70	1
Calais	533	4	24.76	993	11	23.17	3
Other	181	1	12.66	240	2	16.43	4
	13,002	100	**28.64**	**8,865**	100	**25.62**	100

[1] Operating netbacks/BOE exclude ARTC and GCA and are calculated by subtracting royalties and operating costs from revenues.
[2] See "Non-GAAP Measurements".

At Puskwa, production averaged 2,056 BOE/d and 1,905 BOE/d for the three and nine month periods ending September 30, 2007, respectively. This project contributed 29% of total funds from operations in Q3 2007 and 27% year to date. The strong operating netbacks of $55.90 during Q3 2007 were driven by low operating costs of $3.08/BOE and high light oil prices, net of transportation, of $80.21/Bbl.

Production of Montney gas at Dawson increased 89% during the third quarter of 2007 over the same period of the prior year. The operating netback of $21.20/BOE improved by 43% from the prior year, partially due to the increase in natural gas prices. Operating costs averaged $5.26/BOE ($0.88/Mcfe) in the third quarter of 2007 and $4.54/BOE ($0.76/Mcfe) year to date 2007. Operating costs are low due to control of the facilities in the area and increased production rates. In Q3 2007 this area contributed 20% to total funds from operations. Galleon has identified over 350 drilling locations in the Dawson area and plans to drill up to 60 wells in 2007.

Liquids rich natural gas and light oil production at Eaglesham averaged 1,776 BOE/day during third quarter 2007. Year to date operating netbacks of $29.34/BOE reflect a low operating cost structure of $5.27/BOE or $0.88/Mcfe. Control of the facilities in the area has enabled Galleon to control operating costs. Eaglesham contributed 13% of 2007 funds from operations. Galleon plans to drill up to 10 wells in this area in 2007.

Royalties

Three months ended September 30	2007	2006
($000s, except as indicated)		
Crown	11,592	6,757
Freehold	252	405
GORR and other	764	476
Subtotal	**12,608**	**7,638**
ARTC and GCA	(1,988)	(1,397)
Net royalties	**10,620**	**6,241**
% of revenue	**21.0**	**19.1**
% of revenue net of ARTC and GCA	**17.7**	**15.6**

Nine months ended September 30	2007	2006
($000s, except as indicated)		
Crown	34,050	21,340
Freehold	1,009	863
GORR and other	2,174	1,276
Subtotal	**37,233**	**23,479**
ARTC and GCA	(7,225)	(5,967)
Net royalties	**30,008**	**17,512**
% of revenue	**21.4**	**20.8**
% of revenue net of ARTC and GCA	**17.3**	**15.5**

Gross royalties were 21.0% of revenues for the third quarter of 2007 (19.3% Crown, 0.4% Freehold, and 1.3% other) compared to 19.1% for the same period in 2006 (16.9% Crown, 1.0% Freehold and 1.2% other). Lower royalty rates in the third quarter of 2006 were primarily due to royalty holiday status at Eaglesham and Puskwa.

Operating Costs

Three months ended September 30		2007	
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	15	6	3.08
Dawson Montney gas	26	16	5.26
Eaglesham	13	10	5.81
Dawson	24	25	8.36
Edam and other heavy oil	14	34	21.88
B.C.	2	2	4.93
Calais	5	4	6.24
Other	1	3	21.81
	100	100	**8.35**

Nine months ended September 30	2007		
	Production %	Operating costs %	Operating costs $/BOE
Puskwa	15	6	3.17
Dawson Montney gas	26	15	4.54
Eaglesham	13	9	5.27
Dawson	23	28	10.40
Edam and other heavy oil	16	33	19.58
B.C.	2	3	10.52
Calais	4	3	7.18
Other	1	3	18.63
	100	100	**8.60**

Operating costs were $10.5 million or $8.35/BOE for the third quarter of 2007 compared to $9.2 million or $10.66/BOE for the same period of the prior year. Galleon's operating costs per barrel of oil equivalent excluding the heavy oil was $6.11/BOE for the third quarter of 2007. Operating costs in Galleon's key areas of Puskwa, Dawson Montney gas, and Eaglesham remain low and below the corporate average due to control of the facilities in those areas. Sufficient capacity exists at Galleon's facilities to accommodate planned production increases. It is therefore anticipated that production additions in the key areas will be brought on stream at rates similar to or better than those experienced in 2007. It is anticipated that production increases in Galleon's key areas will lower the corporate average operating costs per barrel of oil equivalent.

General and Administration Expenses

Three months ended September 30	2007		2006	
($000s)		$/BOE		$/BOE
Gross	2,742	2.17	1,994	2.30
Capitalized overhead	(949)	(0.75)	(1,169)	(1.35)
Overhead recoveries	(286)	(0.23)	(133)	(0.15)
	1,507	**1.19**	**692**	**0.80**

Nine months ended September 30	2007		2006	
($000s)		$/BOE		$/BOE
Gross	7,830	2.21	5,905	2.44
Capitalized overhead	(2,470)	(0.70)	(2,606)	(1.07)
Overhead recoveries	(792)	(0.22)	(379)	(0.16)
	4,568	**1.29**	**2,920**	**1.21**

While gross general and administrative (G&A) expenses have increased by 38% with the growth of the Corporation, gross G&A of $2.17/BOE for the third quarter 2007 decreased 6% on a per unit basis compared to the same period of the previous year. The decrease is a result of higher production volumes and is indicative of the efficiency of Galleon's growth. Net G&A expenses for third quarter 2007 increased by 49% on a per unit basis compared to the same period of the prior year as a result of lower capital spending on a per unit basis.

For the three months ended September 30, 2007 G&A expenses by category were: salary and employee – 59%, office – 18%, computer – 6%, consulting – 5%, audit, engineering and legal – 4%, corporate – 7%, and shareholder costs – 1%.

Interest

Interest expense of $2.7 million for the three months ended September 30, 2007 was higher than $1.2 million in the same period of the prior year due to increased average debt levels and higher interest rates. Galleon reduced its bank debt on September 28, 2007 with proceeds from the $60.0 million share

issuance. Galleon monitors its debt levels in relation to equity, and as a ratio of expected annual funds from operating activities.

Stock Based Compensation

Stock based compensation was a non-cash expense of $6.1 million for the nine month period ending September 30, 2007 compared to $6.0 million in the same period of the prior year. During the third quarter 2007, 425,000 stock options were granted to employees at an average exercise price of $16.41 with fair values of between $4.81 and $5.10 per option based on the Black Sholes valuation model.

At September 30, 2007, 5,750,950 stock options were outstanding at an average exercise price of $12.01.

Depletion, Depreciation and Accretion

Depletion and depreciation ("D&D") charges were $25.4 million or $20.13/BOE for the three months ended September 30, 2007 compared to $14.9 million or $17.16/BOE for the same period of the prior year. For the nine months ended September 30, 2007 D&D charges were $72.4 million or $20.41/BOE, compared to $41.0 million or $16.96/BOE for the corresponding period in 2006. Reserve additions for the third quarter of 2007 were estimated internally.

Capital expenditures of $87.4 million ($67.3 million – September 30, 2006) related to undeveloped land, seismic and equipment inventory have been excluded from the depletion and depreciation calculation and $83.9 million ($49.1 million – September 30, 2006) of future development costs have been added.

Accretion expense on the Corporation's asset retirement obligation was $370,128 for the third quarter of 2007 compared to $167,609 in the same quarter of the prior year. Accretion expense increased due to a greater asset retirement obligation, which is based on the number of wells and facilities in which Galleon has an interest. For the third quarter of 2007, $386,000 of obligations were settled.

Capital Expenditures

	($000s)
Property & equipment balance at December 31, 2006	577,758
Additions to property and equipment	139,903
Change in equipment inventory	(68)
Acquisition of property and equipment	51,457
Asset retirement obligation acquired	980
Asset retirement obligation incurred	2,874
Depletion and depreciation	(72,416)
Property & equipment balance at September 30, 2007	**700,488**

Three months ended September 30	**2007**		**2006**	
($000s)		%		%
Land	3,158	6	3,425	4
Geological and geophysical	3,925	7	929	1
Drilling and completion	36,971	68	45,028	56
Plant and facilities	10,116	18	30,652	39
Other assets	131	-	28	-
Inventory	385	1	-	-
Exploration and Development Expenditures	**54,686**	100	**80,062**	1

Nine months ended September 30	**2007**		**2006**	
($000s)		%		%
Land	8,603	6	15,654	7
Geological and geophysical	10,055	7	18,000	9
Drilling and completion	92,764	67	97,412	48
Plant and facilities	28,164	20	72,953	36
Other assets	317	-	(58)	-
Inventory	(68)	-	-	-
Exploration and Development Expenditures	**139,835**	100	**203,961**	100

Liquidity and Capital Resources

Debt and working capital	September 30, 2007	December 31, 2006
($000s)		
Bank debt	136,295	122,996
Working capital deficiency	22,478	28,217
Total net debt	**158,773**	**151,213**

Funding of Capital Program

Three months ended September 30	2007	2006
($000s)		
Issuance of shares, net of costs	57,299	76,078
Funds from operations	32,565	21,178
Change in bank debt	(31,796)	(29,174)
Change in working capital and other	12,305	9,712
	70,373	**77,794**

Nine months ended September 30	2007	2006
($000s)		
Issuance of shares, net of costs	87,842	130,307
Funds from operations	95,568	61,294
Change in bank debt	13,298	17,150
Change in working capital and other	(6,580)	22,246
	190,128	**230,997**

During the third quarter of 2007 share option exercises of $0.6 million, equity offerings of flow-through and non flow-through Class A shares for net proceeds of $57.3 million, funds from operations of $32.6 million, reduced bank debt by $13.3 million and funded exploration and development expenditures.

On September 28, 2007 the Corporation closed an equity offering of flow-through and non flow-through Class A shares for total proceeds of $60.0 million. This offering, the Corporation's current bank line, and from funds from operations are expected to fund the capital expenditure program for the remainder of 2007.

Commitments

Drilling Rig:
The Corporation has entered into a Master Daywork Contract whereby it is entitled to the use of a drilling rig for a two year period which is expected to commence November, 2007. Future minimum payments under this contract are as follows:

Year	Amount ($000)
2007	701
2008	4,170
2009	2,468

Minimum Lease Payments:
At September 30, 2007 the Corporation has committed to future minimum payments under operating leases that cover office space as follows:

Year	Amount ($000)
2007	202
2008	580
2009	260
2010	87

The above commitment includes an estimate of the Corporation's share of operating expenses, utilities and taxes for the duration of the office lease.

Flow-through Shares:
In connection with the Corporation's flow-through share offerings in 2006, Galleon was obligated to spend $40.0 million on qualifying exploration expenses prior to December 31, 2007. As at September 30, 2007, there is no remaining capital expenditures to be incurred.

In connection with the Corporation's flow-through share offerings in 2007, Galleon is obligated to spend $60.0 million on qualifying exploration expenses prior to December 31, 2008. As at September 30, 2007, $51.2 million of the required capital expenditure remains to be incurred.

Financial Instruments

As a means of managing the risk of commodity price volatility, in December 2006, Galleon entered into a financial contract with a Canadian chartered bank, setting a floor price of USD WTI $61.75/Bbl and a ceiling of USD WTI $70.00/Bbl on 1,000 Bbl per day of crude oil for the period January 1, 2007 to December 31, 2007. The contract will protect base line revenues if the WTI crude oil benchmark falls below $61.75/Bbl. On July 5, 2007, the Corporation entered into two financial derivative contracts for 2,000 Bbl/d of crude oil each within a costless collar of $70.00 to $80.75/Bbl CDN. One contract is for the period July 1, 2007 to December 31, 2007 and the other contract is for the period January 1, 2008 to December 31, 2008. These contracts are a costless collar, therefore no premium was paid by Galleon upon entering into the contracts. The contracts will be settled monthly based on the average USD and CDN WTI benchmark price. Galleon will receive payments on the contract if the benchmark USD or CDN WTI price falls below $70.00/Bbl and will be required to make payments if the price rises above $80.75/Bbl. Galleon has recognized this financial instrument on its balance sheet at fair value, and is accounting for the instrument using mark to market accounting. As at September 30, 2007 Galleon had a realized loss of $178,000 and an unrealized loss of $1,477,000 related to these derivative instruments.

Business Risks
Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined could have a material impact on the nature of oil and natural gas operations, including those of the Corporation.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are

provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

In Alberta, the reduction emission guidelines outlined the *Climate Change and Emissions Management Amendment Act* (the "Act") came into effect July 1, 2007. Alberta facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 per cent. Industries have three options to choose from in order to meet the reduction requirements outlined in the Act, and these are: (a) by making improvement to operations that result in reductions; (b) by purchasing emission credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emissions; or (c) by contributing to the Climate Change and Emissions Management Fund. Industries can either choose one of these options or a combination thereof.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Corporation and its operations and financial condition.

Alberta Government Announces New Royalty Framework

The Government of Alberta announced changes to oil and gas royalties effective January 1, 2009. Based on the interpretation of publicly available information, Galleon estimates that the potential effect of the proposed changes on cash flow from current production would be approximately 9% to 9.5% (based on benchmark prices of $70 WTI USD and $7.00/Mcf CDN). An increase in the oil price to $80 WTI USD is estimated to result in an additional approximate of 0.6% effect on cash flow. As oil prices increase beyond $80 WTI USD, the incremental effect on cash flow would be minimal.

Based on interpretation of publicly available information utilizing the December 31, 2006 reserves of the Corporation and the external engineer's price forecast at that date and rerunning such reserves as evaluated as of December 31, 2006, Galleon estimates that the royalty changes would have less than a 10% reduction to the net present value of future net revenues from proved plus probable reserves (at a 10% discount rate) and would have no effect on reserve volumes.

Given the methodology used in the proposed royalty regime, the effects will be affected by depths and productivity of wells. The actually effect of the Alberta royalty changes on Galleon will be determined based on, among other things, the actual legislation enacted, the production rates, commodity prices, foreign exchange rates, production risks, service costs and percentage of Galleon's production from Alberta after January 1, 2009.

Changes in Accounting Policies

Financial Instruments

Galleon adopted the following new Handbook Sections effective January 1, 2007:

- Section 1530, "Comprehensive Income";
- Section 3251, "Equity";
- Section 3855, "Financial Instruments- Recognition and Measurement";
- Section 3861, "Financial Instruments- Disclosure and Presentation";
- Section 3865, "Hedges"

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Accounting Changes

Effective January 1, 2007 the Corporation adopted the revised recommendations of CICA Section 1506, "Accounting Changes". These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007. There was no effect on the current or prior period financial statements as a result of this adoption.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, Galleon will be required to adopt two new CICA standards, Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments – Disclosure and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

As of January 1, 2008, Galleon will be required to adopt Section 1535 "Capital Disclosures," which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

Controls and Procedures over Financial Reporting

Galleon has established disclosure controls and procedures to provide reasonable assurance that material information relating to Galleon including its consolidated subsidiaries, is made known to the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) by others within those entities, particularly during the period in which the annual and interim filings are being prepared. The CEO and the CFO have designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Corporation's CEO and CFO are required to cause the Corporation to disclose any change in the Corporation's internal controls over financial reporting that occurred during the Corporation's most recent interim period that has material affected, or is reasonably likely to materially affect, the Corporation's internal controls over financial reporting. No material changes in the Corporation's internal controls over financial reporting were identified during the Corporation's most recent interim period, that has materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

It should be noted that a control system, including the Corporation's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Share Information

The following table summarizes the outstanding shares of Galleon Energy as of September 30:

	2007	2006[1]
Class A shares outstanding		
Basic	63,140,552	55,857,377
Diluted[2]	68,891,502	61,027,702
Class B shares outstanding	922,500	922,500
Class A shares issuable on conversion of Class B shares[3]	602,154	521,186

[1]Restated to reflect a three-for-two Class A share split in June 2006.
[2] Includes outstanding options of 5,750,950 (September 30, 2006 – 5,169,325).
[3] Assumes a conversion at the September 30, 2007 closing price of $15.32 per Class A share (September 30, 2006 -$17.70). The actual conversion rate varies based on a formula related to the trading price of the Class A shares.

At September 30, 2007, the market value of Galleon's class A and class B shares was $975.3 million based on the September 30, 2007 closing price of $15.32 per class A share and $8.65 per class B share. As of November 13, 2007, the number of class A shares, class B shares, and options outstanding are 63,215,552, 922,500, and 6,070,950 respectively.

Outlook

Galleon has achieved considerable growth in production, reserves, revenues and cash flow since inception four years ago. The most significant factors affecting the success of an oil and gas company are drilling success, commodity prices and control of costs.

Galleon has an extensive drilling inventory which is balanced between light oil and natural gas projects. These projects have and will continue to deliver multi-year production and reserve growth. To date, drilling success has exceeded 90%.

As a result of the drilling success, production has grown over 46% from Q3 2006. Exit 2007 production is expected to exceed 17,000 Boe/d. Available bank credit facilities are currently $210 million which, subject to final approval, are expected to increase.

Current oil prices are at record high levels. Galleon's major oil projects are economic at prices as low as $25.00 WTI USD. Current natural gas prices deliver solid returns on our major projects. Galleon's gas projects are economic at prices of approximately $3.00/Mcf Cdn.

The control of costs affects the profitability of the company as well as the level of cash flow generated for reinvestment. Galleon has invested in infrastructure which allows it to control production and costs. Galleon has seen a significant reduction in drilling and service costs in 2007 as compared to 2006. Galleon anticipates that costs will continue to decrease in proportion to the anticipated reduction in industry wide cash flow created in part by the increased royalty structure.

Galleon is positioned to reach its goal of continuing to build a premium oil and gas company with sustainable growth.

Additional Information

Additional information relating to Galleon, including Galleon's Annual Information Form, can be accessed on-line on SEDAR at www.sedar.com, or from the Corporation's website at www.galleonenergy.com.

Quarterly Highlights (unaudited)	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production								
Light oil (Bbl/d)	3,375	3,317	3,127	2,419	1,823	1,753	1,859	2,271
Heavy oil (Bbl/d)	1,949	2,247	2,081	2,100	1,984	1,705	1,580	1,135
Natural Gas (Mcf/d)	48,989	45,314	38,845	36,733	33,068	30,014	30,445	32,212
Liquids (Bbl/d)	237	256	206	230	102	100	93	99
BOE/d	**13,726**	**13,372**	**11,888**	**10,869**	**9,420**	**8,560**	**8,606**	**8,874**
Total BOE produced	1,262,762	1,216,855	1,069,915	999,982	866,646	778,992	774,578	816,420
Daily BOE of production per million Class A shares – basic[1]	**229**	**226**	**206**	**191**	**172**	**165**	**173**	**186**
Prices (net of transportation)								
Light oil ($/Bbl)	78.43	70.12	63.24	61.12	75.65	75.63	65.66	67.44
Heavy oil ($/Bbl)	40.04	35.89	36.55	31.16	47.01	42.69	24.71	29.31
Crude oil ($/Bbl)	63.25	56.30	52.57	47.19	53.35	59.39	46.78	54.73
Natural Gas ($/Mcf)	5.73	7.14	7.36	6.84	5.58	5.97	7.36	11.16
NGLs ($/Bbl)	64.05	59.67	56.64	56.02	69.83	65.71	57.62	58.84
Per BOE ($)								
Revenues	47.64	49.91	49.51	45.26	46.06	46.88	46.77	63.68
Royalties, net of ARTC & GCA	(8.41)	(9.04)	(7.84)	(6.02)	(7.20)	(4.34)	(10.18)	(15.01)
Transportation costs	(1.13)	(1.16)	(1.47)	(1.37)	(1.25)	(1.22)	(1.43)	(1.48)
Operating costs	(8.35)	(8.63)	(8.86)	(9.65)	(10.66)	(9.91)	(9.12)	(7.73)
Net	**29.75**	**31.08**	**31.34**	**28.22**	**26.95**	**31.41**	**26.04**	**39.46**
Other revenue	-	-	-	-	-	-	-	-
G&A	(1.19)	(1.48)	(1.18)	(2.67)	(0.80)	(1.37)	(1.50)	(1.82)
Interest	(2.14)	(2.20)	(2.10)	(1.49)	(1.39)	(1.41)	(0.95)	(0.91)
Capital and other taxes	(0.18)	(0.41)	(0.21)	(0.21)	(0.33)	(0.30)	(0.29)	(0.40)
Realized loss on financial derivative	(0.44)	-	0.35	-	-	-	-	-
Funds from operations[2]	**25.80**	**26.99**	**28.20**	**23.85**	**24.43**	**28.33**	**23.30**	**36.33**

[1]Restated to reflect a three-for-two Class A share split in June 2006.

[2]See "Non-GAAP Measurements"

Quarterly Highlights (unaudited)	2007			2006
	Q3	Q2	Q1	Q4
Financial ($000s)				
Revenues	60,156	60,735	52,974	45,264
Operating costs	(10,547)	(10,507)	(9,478)	(9,651)
General & Administrative expenses	(1,507)	(1,797)	(1,264)	(2,670)
Interest expense	(2,707)	(2,682)	(2,246)	(1,487)
Funds from operations[2]	**32,565**	**32,833**	**30,170**	**23,857**
Per share, basic[1, 2]	0.54	0.55	0.52	0.42
Per share, diluted[1, 2]	0.53	0.54	0.50	0.40
Earnings	**1,59**	**3,271**	**3,921**	**1,906**
Per share, basic[1]	0.03	0.06	0.07	0.03
Per share, diluted[1]	0.03	0.05	0.07	0.03
Total assets	**743,942**	**699,112**	**692,749**	**614,565**
Weighted average outstanding Class A shares-basic[1]	59,880,135	59,204,393	57,800,899	56,761,415
Weighted average outstanding Class A shares-diluted[1]	61,724,550	61,175,217	59,947,494	59,234,229

Quarterly Hightlights (unaudited)	2006			2005
	Q3	Q2	Q1	Q4
Financial ($000s)				
Revenues	39,921	36,517	36,230	51,989
Operating costs	(9,243)	(7,716)	(7,065)	(6,311)
G&A	(692)	(1,068)	(1,160)	(1,489)
Interest	(1,202)	(1,098)	(740)	(742)
Funds from operations[2]	**21,178**	**22,069**	**18,047**	**29,662**
Per share, basic[1, 2]	0.39	0.42	0.36	0.62
Per share, diluted[1, 2]	0.37	0.40	0.35	0.59
Earnings	**2,196**	**7,985**	**1,740**	**9,324**
Per share, basic[1]	0.04	0.15	0.04	0.20
Per share, diluted[1]	0.04	0.15	0.03	0.18
Total assets	**540,980**	**477,967**	**399,269**	**352,619**
Weighted average outstanding Class A shares-basic[1]	54,854,334	52,003,462	49,661,598	47,698,056
Weighted average outstanding Class A shares-diluted[1]	57,447,555	54,838,259	52,220,178	50,599,782

[1]Restated to reflect a three-for-two Class A share split in June 2006.

[2]See "Non-GAAP Measurements".

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **STEVE SUGIANTO, PRESIDENT AND CHIEF EXECUTIVE OFFICER, GALLEON ENERGY INC.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.**, (the issuer) for the interim period ending **MARCH 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **MAY 14, 2007**

SIGNED "STEVE SUGIANTO"
STEVE SUGIANTO
PRESIDENT AND CHIEF EXECUTIVE OFFICER

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVE SUGIANTO, PRESIDENT AND CHIEF EXECUTIVE OFFICER, GALLEON ENERGY INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.**, (the issuer) for the interim period ending **JUNE 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **AUGUST 14, 2007**

SIGNED "STEVE SUGIANTO"
STEVE SUGIANTO
PRESIDENT AND CHIEF EXECUTIVE OFFICER

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVE SUGIANTO, PRESIDENT AND CHIEF EXECUTIVE OFFICER, GALLEON ENERGY INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.**, (the issuer) for the interim period ending **September 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **NOVEMBER 13, 2007**

SIGNED "STEVE SUGIANTO"
STEVE SUGIANTO
PRESIDENT AND CHIEF EXECUTIVE OFFICER

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **SHIVON CRABTREE, VICE-PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, GALLEON ENERGY INC.** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.**, (the issuer) for the interim period ending **MARCH 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **MAY 14, 2007**

SIGNED "SHIVON CRABTREE"
SHIVON CRABTREE
VICE-PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, SHIVON CRABTREE, VICE-PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, GALLEON ENERGY INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.**, (the issuer) for the interim period ending **JUNE 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **AUGUST 14, 2007**

SIGNED "SHIVON CRABTREE"
SHIVON CRABTREE
VICE-PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, SHIVON CRABTREE, VICE-PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, GALLEON ENERGY INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **GALLEON ENERGY INC.**, (the issuer) for the interim period ending **SEPTEMBER 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **NOVEMBER 13, 2007**

SIGNED "SHIVON CRABTREE"
SHIVON CRABTREE
VICE-PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Galleon Energy Inc.
500, 311 – 6th Avenue S.W.
Calgary, Alberta
T2P 3H2

2. **Date of Material Change:**

March 23, 2007

3. **News Release:**

Press release dated March 23, 2007 was issued through the facilities of CCN Matthews on March 23, 2007.

4. **Summary of Material Change:**

Galleon Energy Inc. ("Galleon") announced that it had entered into a financing agreement with an underwriting syndicate led by GMP Securities LP. to issue on a "bought deal private placement basis" 1,481,500 Class A shares on a flow through basis ("Flow-Through Shares") at $20.25 each for gross proceeds of $30,000,375. The Flow-Through Shares will be offered in certain provinces of Canada.

5. **Full Description of Material Change:**

Galleon announced that it had entered into a financing agreement with an underwriting syndicate led by GMP Securities LP. to issue on a "bought deal private placement basis" 1,481,500 Class A shares on a flow through basis ("Flow-Through Shares") at $20.25 each for gross proceeds of $30,000,375. The Flow-Through Shares will be offered in certain provinces of Canada.

The issue is subject to normal regulatory approvals including approval of the Toronto Stock Exchange and closing is expected on or about April 19, 2007.

The proceeds from the issuance of the Flow-Through Shares will be used to incur eligible Canadian exploration expenses which will be renounced in favour of subscribers of the Flow-Through Shares effective on or before December 31, 2007.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. Executive Officer:

For further information, please contact

Shivon M. Crabtree
VP, Finance and CFO
Telephone: (403) 261-9276
Fax: (403) 262-5561

9. Date of Report:

March 23, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Galleon Energy Inc. ("Galleon")
500, 311 – 6th Avenue S.W.
Calgary, AB T2P 3H2

2. Date of Material Change:

September 6, 2007

3. News Release:

Press release issued on September 6, 2007 by, or on behalf of, Galleon and disseminated through Marketwire.

4. Summary of Material Change:

Galleon Energy Inc. ("Galleon") announced that it had entered into a financing agreement with an underwriting syndicate led by GMP Securities L.P., and including Cormark Securities Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., and Maison Placements Canada Inc. to issue on a "bought deal basis" 1,869,200 Class A shares ("Class A Shares") at $16.05 each and to act as agents on a firm commitment basis for the sale to the public of 1,463,400 Class A Shares on a flow through basis ("Flow Through Shares") at $20.50 each for aggregate gross proceeds of $60,000,360. The Class A Shares and Flow Through Shares will be offered in certain provinces of Canada pursuant to a short form prospectus.

5. Full Description of Material Change:

Galleon announced that it had entered into a financing agreement with an underwriting syndicate led by GMP Securities L.P., and including Cormark Securities Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., and Maison Placements Canada Inc. to issue on a "bought deal basis" 1,869,200 Class A shares ("Class A Shares") at $16.05 each and to act as agents on a firm commitment basis for the sale to the public of 1,463,400 Class A Shares on a flow through basis ("Flow Through Shares") at $20.50 each for aggregate gross proceeds of $60,000,360. The Class A Shares and Flow Through Shares will be offered in certain provinces of Canada pursuant to a short form prospectus.

The issues are subject to normal regulatory approvals including approval of the Toronto Stock Exchange and closing is expected on or about September 28, 2007.

Proceeds from the issuances will be used to fund a portion of Galleon's on-going capital investment program. The 2007 capital program is expected to reach the $210 million level due to recent exploration success. The majority of the production additions from the $40 million expansion of the program are anticipated to be realized in 2008.

The proceeds from the issuance of the Flow-Through Shares will be used to incur eligible Canadian exploration expenses which will be renounced in favour of subscribers of the Flow-Through Shares effective on or before December 31, 2007.

The Class A Shares issued have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

ADVISORY: This document contains forward-looking statements. More particularly, this document contains statements concerning the anticipated closing date of the offering, the anticipated use of the net proceeds of the offering and the estimated timing of production additions. Although Galleon believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because Galleon can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the offering could be delayed if Galleon is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the offering by Galleon might change if the board of directors of Galleon determines that it would be in the best interests of Galleon to deploy the proceeds for some other purpose, such as an acquisition. Anticipated timing of production additions to be affected by risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com).

The forward-looking statements contained in this press release are made as of the date hereof and Galleon undertakes no obligations to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Shivon M. Crabtree
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 261-9276
Fax: (403) 262-5561

9. Date of Report:

September 6, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Galleon Energy Inc. ("Galleon")
500, 311 – 6th Avenue S.W.
Calgary, AB T2P 3H2

2. **Date of Material Change:**

November 24, 2007

3. **News Release:**

Press release issued on November 26, 2007 by Galleon and disseminated through CNW Group.

4. **Summary of Material Change:**

Galleon Energy Inc. ("Galleon") announced that it has agreed to acquire, subject to certain conditions, by plan of arrangement, all of the issued and outstanding shares of ExAlta Energy Inc. ("ExAlta"), for total consideration of approximately $110 million including the assumption of approximately $47.9 million of net debt (including associated deal costs) (the "Transaction"). Under the terms of the Transaction, Galleon will issue, in aggregate, approximately 4.33 million Class A shares to shareholders of ExAlta based on an exchange ratio of 0.118 Galleon Class A shares for each ExAlta share.

5. **Full Description of Material Change:**

Galleon announced that it has agreed to acquire, subject to certain conditions, by plan of arrangement, all of the issued and outstanding shares of ExAlta, for total consideration of approximately $110 million including the assumption of approximately $47.9 million of net debt (including associated deal costs). Under the terms of the Transaction, Galleon will issue, in aggregate, approximately 4.33 million Class A shares to shareholders of ExAlta based on an exchange ratio of 0.118 Galleon Class A shares for each ExAlta share.

The Transaction is accretive to Galleon on the following economic benchmarks: production per share +8%; cash flow per share +8%; and reserves per share +5%. This acquisition has a strong operational fit for Galleon as over 60% of the ExAlta assets are imbedded in Galleon's major core areas in the Peace River Arch area of Alberta. Upon completion of the Transaction, Galleon's inventory of drillable locations will increase to over 725 locations and its land holdings will increase by approximately 132,000 net acres.

Pursuant to the Transaction, Galleon will acquire approximately 2,620 Boe/d (60% gas, 40% oil) with 5.9 Mmboe of proven plus probable reserves (based on Galleon's internal estimates). The production is 80% operated and largely comprised of light oil and natural gas proximal to Galleon's current operations in the Peace River Arch area of Alberta.

At Eaglesham, Galleon's drillable locations targeting light oil will increase to 72 net locations from 40 net locations. Based on existing opportunities, Galleon believes there is potential for growth in this core area to over 6,000 Boe/d from current production of 2,000 Boe/d. Upon

completion of the Transaction, Gallon's land access will increase to approximately 170 gross sections (107 net sections) in Eaglesham. Galleon has extensive technical expertise and experience in this area.

Galleon will have the following corporate characteristics upon closing of the Transaction:

- 90% operated light oil and natural gas reserves and production in four core operating areas;
- average estimated 2008 daily production of approximately 20,000 Boe/d and a forecasted 2008 exit rate of between 22,000 and 24,000 Boe/d;
- 67.6 million Class A Shares outstanding basic (73.6 million diluted);
- greater than 725 drilling locations with land access over 1 million gross acres.

In support of the Transaction, Galleon intends to hedge approximately 1,000 barrels per day of oil production in 2008.

The Boards of Directors of both Galleon and ExAlta have unanimously approved the Transaction. ExAlta's Board of Directors has concluded that the Transaction is in the best interests of its shareholders, and has resolved to recommend that ExAlta shareholders vote their shares in favor of the Transaction. Closing is expected to occur in early 2008, subject to regulatory approval, approval of ExAlta's shareholders, court approval and certain other conditions.

Certain ExAlta shareholders, including the Board of Directors and all officers of ExAlta, representing approximately 9.3 percent of the shares outstanding, have entered into lock-up agreements to vote their shares in favour of the Transaction, subject to certain exceptions. ExAlta has agreed that it will not solicit or initiate discussions regarding any other business combination or sale of material assets. ExAlta has also granted Galleon a right to match competing unsolicited proposals. The agreement provides for a $3.5 million termination fee payable to Galleon in certain circumstances if the Transaction is not completed.

FirstEnergy Capital Corp. is acting as exclusive financial advisor to ExAlta with respect to the Transaction and has advised the Board of Directors of ExAlta that it is of the opinion, as of the date hereof, and subject to review of the final documentation, that the consideration to be received by the ExAlta shareholders pursuant to the Transaction is fair, from a financial point of view, to the ExAlta shareholders.

GMP Capital LP is acting as a special advisor to Galleon with respect to this Transaction.

A copy of the Arrangement Agreement between Galleon and ExAlta dated November 24, 2007 is available on SEDAR at www.sedar.com.

Prior to this Transaction, Galleon has approximately 63.2 million Class A shares and 922,500 Class B shares issued and outstanding which trade on the TSX under the symbols "GO.A" and "GO.B".

ADVISORY: Certain information regarding Galleon and ExAlta (the "Companies") herein including management's assessment of future plans and operations, the effect of the Transaction on the Companies, timing of matters related to the approval of the Transaction and implementation thereof, production increases, reserves estimates, production levels, hedging activity and future cash flow may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration,

development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Galleon does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Shivon M. Crabtree
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 261-9276
Fax: (403) 262-5561

9. Date of Report:

November 29, 2007

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Galleon Energy Inc. ("Galleon")
500, 311 – 6th Avenue S.W.
Calgary, AB T2P 3H2

2. Date of Material Change:

January 16, 2008

3. News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Canada Newswire on January 16, 2008 and would have been received by the securities commissions where Galleon is a "reporting issuer" and the stock exchanges on which the securities of Galleon are listed and posted for trading in the normal course of its dissemination.

4. Summary of Material Change:

Galleon and ExAlta Energy Inc. ("ExAlta") jointly announced the successful completion of the acquisition by Galleon of all of the outstanding common shares of ExAlta pursuant to a plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, the previous shareholders of ExAlta are entitled to receive, for each outstanding common share of ExAlta held by them, 0.118 of a class A share of Galleon.

In conjunction with closing of the Arrangement, the former directors and officers of ExAlta resigned in favour of nominees of Galleon.

In connection with the Arrangement, Galleon issued 4,334,856 class A shares of Galleon to the former holders of common shares of ExAlta (subject to adjustment for rounding as provided in the Arrangement). After giving effect to the Arrangement, Galleon has issued and outstanding approximately 67.6 million class A shares. Galleon's net debt upon completion of the Arrangement is approximately $240 million on a new borrowing base of $265 million.

ExAlta's common shares were listed on the Toronto Stock Exchange and ExAlta has made application to cease to be a reporting issuer in various provinces of Canada. Information in respect of ExAlta is available on SEDAR at www.sedar.com.

As a result of acquiring ExAlta, Galleon also acquired ExAlta's reserves thereby increasing Galleon's reserves. ExAlta's reserves data, as at December 31, 2006, is contained in ExAlta's annual information form for the year ended December 31, 2006.

5. Full Description of Material Change:

As disclosed in Item 4.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Galleon who is knowledgeable of the material change and this report is:

Shivon M. Crabtree
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 261-9276
Fax: (403) 262-5561

9. **Date of Report:**

January 23, 2008

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Galleon Energy Inc. ("Galleon")
500, 311 – 6th Avenue S.W.
Calgary, AB T2P 3H2

2. Date of Material Change:

March 11, 2008

3. News Release:

Press release issued on March 12, 2008 by Galleon and disseminated through CNW Group.

4. Summary of Material Change:

Galleon has entered into an agreement to purchase a non-listed company ("Privateco") for consideration of $67.2 million which includes positive working capital of approximately $3.8 million. The acquisition price will be paid by the issuance of approximately 4 million Class A shares of Galleon. This is a consolidation acquisition with approximately 80% of the properties located in Galleon's Dawson Montney core area. The acquisition will add proved plus probable reserves of 4.2 million BOE and over 1,500 BOE/day of production (85% natural gas, 15% oil). In addition, 8 gas plants exceeding 42 Mmcf/d gross capacity and in excess of 65,000 net undeveloped acres of land will be acquired. The land and gas plants are estimated to be valued at $9.8 million. The acquisition will be completed by way of a plan of arrangement and is subject to receipt of approval by not less than 66 2/3% of the shareholders of Privateco that vote on the resolution, court approval and required regulatory approvals. The acquisition is expected to close prior to the end of May 2008.

A copy of the Arrangement Agreement between Galleon and Privateco dated March 11, 2008 is available on SEDAR at www.sedar.com.

5. Full Description of Material Change:

See item #4 above.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Shivon M. Crabtree
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 261-9276
Fax: (403) 262-5561

9. Date of Report:

March 12, 2008

ADVISORY: Certain information regarding Galleon herein including management's assessment of future plans and operations, the effect of the acquisition on Galleon, timing of matters related to the approval of the acquisition and implementation thereof and the effects of the acquisition on Galleon, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals, ability to access sufficient capital from internal and external sources and risks related to obtaining all required approvals to the acquisition. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Galleon's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Galleon's website (www.galleonenergy.com). Galleon does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

UNDERWRITING AGREEMENT

Effective September 6, 2007

Galleon Energy Inc.
Suite 500, 311-6th Avenue S.W.
Calgary, Alberta T2P 3H2

Attention: Mr. Steve Sugianto
President and Chief Executive Officer

Dear Sir:

RE: Issue of Common Shares and Flow-Through Shares

GMP Securities L.P. ("**GMP**"), as lead underwriter, Cormark Securities Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and Maison Placements Canada Inc. (collectively, the "**Underwriters**") understand that Galleon Energy Inc. (the "**Corporation**") proposes to issue: (i) 1,869,200 Class A shares of the Corporation (the "**Common Shares**"); and (ii) 1,463,400 Class A shares of the Corporation to be issued on a "flow-through" basis pursuant to the *Income Tax Act* (Canada) (the "**Flow-Through Shares**"). The Common Shares and the Flow-Through Shares are collectively referred to herein as the "**Offered Shares**".

Subject to the terms and conditions hereof, the Underwriters agree: (i) to purchase, as principal, and the Corporation agrees to issue and sell to the Underwriters, on the Closing Date (as defined in paragraph 1) at a price of $16.05 per Common Share, 1,869,200 Common Shares for an aggregate consideration of $30,000,660; and (ii) to place as agent with purchasers and the Corporation agrees to create and sell to the purchasers, on the Closing Date (as defined in paragraph 1) at a price of $20.50 per Flow-Through Share, 1,463,400 Flow-Through Shares for an aggregate consideration of $29,999,700, provided that any Flow-Through Shares not sold as agent by the Underwriters shall be purchased by the Underwriters as principal. It is understood that prior to the Closing Time (as defined in paragraph 1) the Underwriters will endeavor to arrange for substitute purchasers to purchase the Common Shares in the place and stead of the Underwriters at the Closing Time.

With respect to Common Shares sold in the United States pursuant to Rule 144A (as defined in Schedule "D" hereto"), the Underwriters or their U.S. affiliates will purchase such Common Shares from the Corporation for resale in compliance with Rule 144A. With respect to Common Shares sold in the United States pursuant to another exemption from the registration requirements of the U.S. Securities Act (as defined in Schedule "D" hereto), such Common Shares will be offered by the Underwriters or their U.S. affiliates and will be sold to substitute purchasers ("**Substitute Purchasers**") directly by the Corporation. The number of Common Shares required to be purchased by the Underwriters hereunder shall be reduced by the number of Common Shares, if any, sold directly by the Corporation to Substitute Purchasers.

The Underwriters shall be entitled in connection with the offering and sale of the Offered Shares to retain as sub-agents other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Offered Shares from Subscribers from other registered dealers. The fees payable to such sub-agents shall be for the account of the Underwriters.

In consideration for their services hereunder, the Underwriters shall be entitled to the fee provided for in paragraph 9, which fee shall be payable from the general corporate funds of the Corporation at the time

specified in paragraph 9 (or netted off the amount paid by wire transfer for the subscription amount for the Common Shares as contemplated by paragraph 8(c) hereof). For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies will be incidental to the exempt financial services provided.

The following are the terms and conditions of this agreement:

1. Definitions:

In this agreement:

(a) "**AIF**" means the revised annual information form of the Corporation dated June 25, 2007 and all schedules thereto;

(b) "**Applicable Securities Laws**" means, collectively, all applicable securities laws, rules, regulations, notices, policies and similar instruments;

(c) "**Business Day**" means a day which is not Saturday, Sunday or a legal holiday in the City of Calgary, Alberta;

(d) "**Canadian Exploration Expense**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were a reference to "paragraphs (a) and (d)", excluding amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act and any "specified" expense described in paragraph 66(12.6)(b.1) of the Tax Act;

(e) "**Class A Shares**" means Class A shares in the capital of the Corporation;

(f) "**Closing Date**" means September 28, 2007 or such other date or dates as the Underwriters and the Corporation may agree;

(g) "**Closing Time**" means 6:00 a.m. (Calgary time), or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(h) "**Commitment Amount**" means the amount equal to $20.50 multiplied by the number of Flow-Through Shares subscribed and paid for pursuant to the Subscription Agreements;

(i) "**Corporation's counsel**" means Burnet, Duckworth & Palmer LLP, or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(j) "**Due Diligence Session**" has the meaning ascribed thereto in subparagraph 6(d);

(k) "**Exchange**" means the Toronto Stock Exchange;

(l) "**Expenditure Period**" means the period commencing on the Closing Date and ending on the earlier of:

(i) the date on which the Commitment Amount has been fully expended in accordance with the terms hereof and the Subscription Agreements; and

(ii) December 31, 2008;

(m) "**final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued in each of the Qualifying Provinces;

(n) "**Financial Statements**" means the financial statements contained in the Prospectuses;

(o) "**Flow-Through Subscriber**" means the person who subscribes for Flow-Through Shares pursuant to a Subscription Agreement;

(p) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System;

(q) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators, as amended or replaced;

(r) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended;

(s) "**Offering Documents**" means (i) the Preliminary Prospectus supplemented with wrap pages dated the date of the Preliminary Prospectus describing restrictions imposed under the U.S. Securities Act; and (ii) the Prospectus supplemented with wrap pages dated the date of the Prospectus describing restrictions imposed under the U.S. Securities Act;

(t) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued in each of the Qualifying Provinces;

(u) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation to be dated September 11, 2007 and any amendments thereto in respect of the distribution of the Offered Shares in the Qualifying Provinces, including the documents incorporated by reference therein;

(v) "**Principal Business Corporation**" means a "principal-business corporation" as defined in subsection 66(15) of the Tax Act;

(w) "**Prospectus**" means the (final) short form prospectus of the Corporation and any amendments thereto in respect of the distribution of the Offered Shares in the Qualifying Provinces, including the documents incorporated by reference therein;

(x) "**Prospectuses**" means collectively, the Preliminary Prospectus and the Prospectus;

(y) "**Public Record**" means all information filed by or on behalf of the Corporation with the Securities Commissions and accessible on SEDAR, including without limitation, the Preliminary Prospectus, the Prospectus, the Supplementary Material, the AIF and any

other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws of the Qualifying Provinces;

(z) "**Qualifying Expenditures**" means expenses that are CEE at the date they are incurred;

(aa) "**Qualifying Provinces**" means the each of provinces of Canada, except Quebec;

(bb) "**Responses**" means the written responses delivered by the Chief Executive Officer, Executive Chairman and/or Chief Financial Officer and other directors and officers of the Corporation at the Due Diligence Session (other than any such responses or portion of such responses which are forward-looking or relate to projections or forecasts, excluding those relating to the Corporation's oil and gas reserves);

(cc) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in each of the Qualifying Provinces;

(dd) "**Selling Dealer Group**" means the dealers and brokers, other than the Underwriters, who participate in the offer and sale of the Offered Shares pursuant to this agreement;

(ee) "**Selling Jurisdictions**" means the Qualifying Provinces and, in the case of the Common Shares only, also includes the United States of America;

(ff) "**Subscription Agreements**" means the agreements to be executed by one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for and on behalf of the purchasers of Flow-Through Shares and accepted by the Corporation at or prior to Closing setting out, among other things, the contractual relationship between the Corporation and such purchasers relating to the Flow-Through Shares, which agreement shall be in a form satisfactory to the Corporation and GMP, acting reasonably;

(gg) "**subsidiary**" has the meaning ascribed thereto in the *Business Corporations Act* (Alberta);

(hh) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, financial statements, information circulars, annual information forms, material change reports, press releases, evidence, returns, reports, applications, statements or other documents which may be filed by or on behalf of the Corporation under the Applicable Securities Laws which are, or are deemed to be, incorporated by reference into the Preliminary Prospectus or the Prospectus;

(ii) "**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(jj) "**Tax Act**" means the *Income Tax Act* (Canada) together with any and all regulations promulgated thereunder, as amended from time to time;

(kk) "**Trustee**" means Valiant Trust Company;

(ll) "**Underwriters' counsel**" means McCarthy Tétrault LLP, or such other legal counsel as the Underwriters, with the consent of the Corporation, may appoint; and

"**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces; "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces; and "**distribute**" has a corresponding meaning.

2. The Corporation agrees that the Offered Shares will be duly and validly created and, upon receipt of full payment therefor, issued as fully paid and non-assessable.

3. The subscription funds received from the issuance of the Offered Shares will, subject to the terms and conditions of this agreement, be released to the Corporation at the Closing Time.

4. The Underwriters severally and not jointly covenant and agree with the Corporation that they will:

(a) offer the Offered Shares for sale to the public, directly and through sub-agents, if any, in compliance with the Applicable Securities Laws and upon the terms and conditions set forth in the Prospectuses, any Supplementary Material and this Agreement and cause a similar covenant to be obtained from any member of the Selling Dealer Group in connection with the distribution of the Offered Shares;

(b) not solicit offers to purchase or sell the Offered Shares or otherwise conduct activities so as to require registration of the Offered Shares or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Shares under the laws of any jurisdiction other than the Qualifying Provinces except in any jurisdiction outside of Canada in compliance with the applicable laws thereof and provided that the Underwriters may so solicit, trade or act within such jurisdiction only if such solicitation, trade or act is in compliance with applicable securities laws in such jurisdiction and does not require the qualification or registration of the Offered Shares in that jurisdiction or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Shares under the laws of such jurisdiction and will cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Shares. The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in the Qualifying Provinces where the final MRRS decision document has been issued evidencing that a receipt for the Prospectus has been obtained from the Securities Commissions following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Corporation or the Securities Commissions;

(c) notify the Corporation when, in their opinion, they have ceased distribution of the Offered Shares and shall, as soon as practicable and in any event within 30 days following the Closing Date, provide the Corporation with a breakdown of the number of Offered Shares distributed in each of the Qualifying Provinces where such breakdown is required for the purposes of calculating fees payable to the Securities Commissions; and

(d) except as permitted hereunder (including Schedule "D" hereto), not offer or sell the Offered Shares within the United States.

5. The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) each delivery of the Preliminary Prospectus, the Prospectus or any Supplementary Material pursuant to subparagraph 6(c) shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement) that:

(i) the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) contain full, true and plain disclosure of all material facts relating to the Corporation and the offering of the Offered Shares as required under Applicable Securities Laws of the Qualifying Provinces;

other than any information or statements relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material;

(ii) the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101;

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation;

(b) the Corporation has been duly amalgamated and organized and is validly subsisting under the laws of the jurisdiction of its amalgamation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets;

(c) the Corporation is qualified to carry on business and is validly existing under the laws of each jurisdiction in which it carries on a material portion of its business;

(d) the Corporation has no subsidiaries, other than 1244419 Alberta Ltd., which has no material assets or liabilities, and other than 1175176 Alberta Ltd, which is a 0.1% partner in Galleon Energy Partnership (a general partnership, of which the Corporation is a 99.9% partner) and other than the foregoing the Corporation is not affiliated with, nor is it a holding corporation of any other body corporate nor is the Corporation a partner in any partnership;

(e) the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to the Corporation of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Corporation, as now conducted and as presently proposed to be conducted except where the failure to so conduct its business or to hold such licences, registrations or qualification would not have a material adverse effect on the Corporation, taken as a whole, and all such licenses, registrations and qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation (taken as a whole), as now conducted or as proposed to be conducted;

(f) the Corporation has full corporate power and authority to issue the Offered Shares and at the Closing Date, the Offered Shares will be duly and validly authorized, allotted and reserved for issuance and will, upon receipt of full payment therefor, be validly issued as fully paid and non assessable shares;

(g) the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this agreement or the Subscription Agreements and the performance of any of the transactions contemplated hereby and thereby by the Corporation do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any applicable laws or any term or provision of the articles, bylaws or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or their respective properties or assets (taken as a whole);

(h) the Corporation has full corporate power and authority to enter into this agreement and the Subscription Agreements and to perform its obligations set out herein and therein, and this agreement has been, and each of the Subscription Agreements will, on the Closing Date, be duly authorized, executed and delivered by the Corporation, and this agreement is, and the Subscription Agreements will, on the Closing Date, be legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to the general qualifications that:

(i) the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity and contribution hereunder may be limited or unavailable under applicable law;

(i) there has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation from the position set forth in the Financial Statements other than as publicly disclosed or disclosed in the Public Record and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation since December 31, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation (taken as a whole) which have not been disclosed in the Public Record;

(j) the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of the Corporation on a consolidated basis at the dates thereof and the results of the operations of the Corporation on a consolidated basis for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof which are required to be disclosed in accordance with generally accepted accounting principles;

(k) other than as disclosed in the Responses, there are no actions, suits, proceedings or inquiries, including, to the best of the Corporation's knowledge, information and belief, after due inquiry, pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation (taken as a whole) or which affects or may affect the distribution of the Offered Shares;

(l) the Corporation is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable law and other rights of indemnification granted under registrar and transfer agency agreements, agency or underwriting agreements, to the Corporation's bankers or pursuant to operating or similar agreements in the ordinary course of business) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(m) the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any

other person not dealing at arm's length with the Corporation that are currently outstanding;

(n) the information and statements set forth in the Public Record, as such relate to the Corporation, were true, correct and complete in all material respects and did not contain any misrepresentation (as defined under Applicable Securities Laws), as of the respective dates of such information or statements, the Public Record complies with Applicable Securities Laws and the Corporation has not filed any confidential material change reports which continue to be confidential;

(o) the authorized capital of the Corporation consists of an unlimited number of Class A Shares, an unlimited number of Class B shares and an unlimited number of First Preferred Shares, of which, as at the date hereof, 59,777,952 Class A Shares, 922,500 Class B shares and nil First Preferred Shares are outstanding as validly issued and fully paid and non-assessable shares;

(p) other than pursuant to the provisions of this agreement and other than options granted to directors, officers, employees and consultants of the Corporation to purchase an aggregate of 5,740,950 Class A Shares and other than pursuant to the provisions attaching to the Class B shares of the Corporation, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of the Corporation;

(q) the Corporation has duly and on a timely basis filed all tax returns required to be filed by it and has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and, to the best knowledge of the Corporation, after due inquiry, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(r) as at the date hereof, the Corporation is not aware of any material contingent tax liability of the Corporation or any grounds which will prompt a reassessment;

(s) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Offered Shares hereunder, except such as may be required under the Applicable Securities Laws and by the rules of the Exchange;

(t) the issued and outstanding Class A Shares are listed and posted for trading on the Exchange, the Corporation is in compliance with the by-laws, rules and regulations of the Exchange in all material respects;

(u) the minute books of the Corporation are true and correct and contain the minutes of all meetings and all the resolutions of directors and shareholders thereof as at the date hereof;

(v) the Corporation is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario within the meaning of the Applicable Securities Laws in such provinces and is not in material default of any requirement in relation thereto;

(w) the Trustee at its principal office in the city of Calgary and its agent in the city of Toronto is the duly appointed registrar and transfer agent of the Corporation with respect to its Class A Shares;

(x) any and all operations of the Corporation, and to the best of the Corporation's knowledge, any and all operations by third parties on or in respect of the assets and properties of the Corporation, have been conducted in accordance with good oil and gas industry practice and in material compliance with applicable laws, rules, regulations, orders and directions of government and other competent authorities except where the failure to so conduct the operations would not have a material adverse effect on the Corporation (taken as a whole);

(y) other than as provided for in this agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(z) no officer, director, employee or any other person not dealing at arm's length with the Corporation or, to the knowledge of the Corporation, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Corporation's properties or assets or any revenue or rights attributed thereto;

(aa) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Corporation as a whole, in respect of the Corporation (to its knowledge in respect of non-operated properties):

(i) it is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(ii) it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation that have not been remedied;

(iv) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation;

(v) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta) and similar legislation in any other jurisdiction in which it conducts its business, the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(bb) other than this agreement and as set forth in **Schedule "A"** hereto, there are no material contracts or agreements which contain, create or may create any material obligation to the Corporation or from which they derive or could derive any material benefit or which are required by the Corporation to carry on its business as now conducted by it or as is now proposed to be carried on by it. For the purposes of this representation and warranty, contracts shall be deemed to give rise to a material obligation that provide for expenditures by the Corporation for an aggregate of more than $2,000,000 during any 12 months period;

(cc) except as set forth in **Schedule "B"** hereto, the Corporation is not a party to any contracts of employment which may not be terminated on one month's notice (other than amounts payable at common law) or less or which provide for payments occurring on a change of control of the Corporation;

(dd) **Schedule "C"** hereto sets forth all of the Swaps that the Corporation currently has outstanding, together with the details thereof;

(ee) to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(ff) none of the Securities Commissions, the Exchange nor any other securities commission, stock exchange, or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Corporation;

(gg) to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it;

(hh) the Corporation made available to DeGolyer and MacNaughton Canada Limited ("**DeGolyer**"), prior to the issuance of the report dated March 2, 2007 and effective

December 31, 2006 (the "**DeGolyer Report**"), for the purpose of preparing such report, all information requested by DeGolyer, which information did not contain any material misrepresentation at the time such information was so provided. The Corporation has no knowledge of a material adverse change in any information provided to DeGolyer since that date. The Corporation believes that the DeGolyer Report complies with the requirements of National Instrument 51-101 and believes that the DeGolyer Report reasonably presented the quantity and pre-tax present worth values of estimated oil and gas reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the DeGolyer Report was prepared and the assumptions as to commodity prices and costs contained therein;

(ii) although it does not warrant title, the Corporation does not have reason to believe that the Corporation does not have title to or, subject to the documents of title related thereto, the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Corporation, except as disclosed in the Public Record, related to bank financing or those arising in the ordinary course of business, and, to the knowledge of the Corporation after due inquiry, the Corporation hold its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Interest would not have a material adverse effect upon the Corporation (taken as a whole);

(jj) the Corporation is not aware of any defects, failures or impairments in the title of the Corporation to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of the Corporation shown in the applicable independent engineering report attributable to such properties; (B) the current production of the Corporation; or (C) the current cash flow of the Corporation;

(kk) the Corporation does not have any current outstanding obligations to incur or renounce CEE to any person, other than the obligation to incur expenditures in the amount of $27 million related to the flow-through share offering of the Corporation in April, 2007 (the "**April Offering**");

(ll) the Corporation has the full corporate right, power and authority to incur and renounce to the Flow-Through Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount;

(mm) to the best of the Corporation's knowledge and understanding, there are no agreements with respect to the Flow-Through Shares to which the Corporation or a specified person in relation to the Corporation (as defined in subsection 6202.1(5) of the regulations to the Tax Act) is not a party;

(nn) the Corporation is, and at all material times will be, a Principal Business Corporation;

(oo) except as a result of an arrangement of which the Corporation has no knowledge and to which it is not a party, upon issuance, the Flow-Through Shares will be "flow-through

shares" as defined in subsection 66(15) of the Tax Act and will not constitute "prescribed shares" for the purpose of Regulation 6202.1 of the Regulations to the Tax Act;

(pp) the incurring of Qualifying Expenditures and renunciation of Qualifying Expenditures to the Subscribers of Flow-Through Shares pursuant to the Subscription Agreements, does not and will not constitute a breach or a default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;

(qq) the Corporation has not entered into any agreements or made any covenants with any party that would restrict the Corporation from entering into the Subscription Agreements and agreeing to incur and renounce Qualifying Expenditures in accordance with the Subscription Agreements, nor that would require the prior renunciation to any other person of Qualifying Expenditures prior to the renunciation of the aggregate Commitment Amount in favour of the Subscribers of the Flow-Through Shares, other than requirements pursuant to subscription agreements entered into previously in respect of prior flow-through share offerings requiring renunciation of expenditures thereunder prior to the renunciation of expenditures under the Subscription Agreements in the event that the Corporation is required to reduce qualifying expenditures previously renounced as a result of covenants similar to that provided in subparagraph 6(q) hereof and other than the obligation to incur expenditures relating to the April Offering;

(rr) the representations and warranties of the Corporation in the Subscription Agreements are true and correct and will be true and correct on the Closing Date and the Corporation shall comply with all of the covenants and agreements made by it in the Subscription Agreements;

(ss) the Corporation is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certificate of Disclosure in Issuers' Annual and Interim Filings);

(tt) the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Prospectuses;

(uu) the AIF is a "current AIF" as such term is defined in NI 44-101; and

(vv) the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken, or will be taken prior to filing thereof, by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with the Applicable Securities Laws.

6. The Corporation further covenants and agrees as follows:

(a) the Corporation represents and warrants to the Underwriters that on the date hereof and on the respective dates of filing the Preliminary Prospectus and Prospectus it will be eligible to use the prompt offering qualification system described in NI 44-101 for the distribution of the Offered Shares;

(b) the Corporation shall elect and comply in all material respects with the Mutual Reliance Review System and in connection therewith shall:

(i) not later than September 12, 2007 have:

(A) prepared and filed under the Mutual Reliance Review System the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the Alberta Securities Commission as the principal regulator; and

(B) obtained a preliminary MRRS Decision Document from the Alberta Securities Commission, evidencing that a receipt has been issued for the Preliminary Prospectus in each of the Qualifying Provinces (except that such document may be received on September 13, 2007 provided it is dated September 12, 2007);

(ii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions (and to use its best efforts to do so on or before September 20, 2007, or such later date as may be agreed to in writing by the Corporation and GMP) have:

(A) prepared and filed the Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions;

(B) obtained a final MRRS Decision Document from the Alberta Securities Commission, evidencing that a receipt has been issued for the Prospectus in each of the Qualifying Provinces, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions; and

(C) otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and who complies with the relevant provisions of the Applicable Securities Laws;

(iii) until the completion of the distribution of the Offered Shares on the Closing Date, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Shares for distribution or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution; and

(iv) prior to the filing of the Prospectuses and, during the period of distribution of the Offered Shares, prior to the filing with any Securities Commissions of any Supplementary Material, have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of and to approve the form of such documents (such approval not to be unreasonably withheld) and to have reviewed any documents incorporated by reference therein.

(c) the Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(i) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(A) copies of the Preliminary Prospectus and the Prospectus, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(B) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(ii) as soon as they are available, copies of any Supplementary Material, if required, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(iii) prior to the filing of the Prospectus with the Securities Commissions or at such other time as the Underwriters may agree, a "comfort letter" from the Corporation's auditors, dated the date of the Prospectus, addressed to the Underwriters and satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that the Corporation's auditors have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation and have found such information and percentages to be in agreement, which comfort letter shall be based on the Corporation's auditors review having a cut-off date of not more than two business days prior to the date of the Prospectus;

(iv) comfort letters similar to subparagraph 6(c)(iii) with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably;

(v) as soon as possible after the filing of the Prospectus, without charge, commercial copies of the Prospectuses and any Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation, or the printer thereof, given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents; and

(vi) such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Material as the Underwriters may reasonably request.

The deliveries referred to in subparagraphs 6(c)(i), (ii), (v) and (vi) shall also constitute the Corporation's consent to the use by the Underwriters and sub-agents, if any, of the Prospectuses, any Supplementary Material and any documents incorporated by reference therein in connection with the offering and sale of the Offered Shares.

(d) prior to the Closing Time and during the period from the effective date hereof until the Closing Date, the Corporation shall allow the Underwriters the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results therefrom and in particular, the Corporation shall allow the Underwriters and Underwriters' counsel to conduct all due diligence which the Underwriters may reasonably require in order to confirm the Public Record is accurate, complete and current in all material respects and to fulfill the Underwriters' obligations as registrants and, in this regard, without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Corporation shall make available its senior management and shall use its reasonable best efforts to make available its auditors and independent engineers to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Date (all of such sessions referred to as the "**Due Diligence Session**"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its reasonable best efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session;

(e) it will use its reasonable best efforts to obtain, prior to the Closing Time, all necessary approvals of the Exchange for the issuance of the Offered Shares and shall comply with all requirements of the Exchange in connection with the issuance and listing of the Offered Shares on the Exchange including the filing of all necessary documentation in accordance with the requirements of the Exchange in connection with the listing of the Offered Shares on the Exchange;

(f) during the period commencing with the date hereof and ending on the Closing Date, it will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any financial statements of the Corporation, report to shareholders, information circular or any press release or material change report, subject to the Corporation's obligations under Applicable Securities Laws to make timely disclosure of material information, and the Underwriters agree to keep such information confidential until it is disseminated into the marketplace, and any press release issued by the Corporation concerning the offering of Offered Shares shall be marked, at the top of the press release, as follows: "NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES";

(g) during the period commencing with the date hereof and ending on the Closing Date the Corporation will promptly inform the Underwriters of the full particulars of:

   (i) any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets;

   (ii) any change in any material fact contained or referred to in the Public Record; and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to: (A) render any portion of the Public Record untrue, false or misleading in any material respect; (B) result in a misrepresentation in the Public Record; or (C) result in the Public Record not complying with the Applicable Securities Laws;

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subparagraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such a nature;

(h) during the period commencing with the date hereof and ending on the Closing Date the Corporation will promptly inform the Underwriters of:

(i) any request of the Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the Exchange, or any other competent authority relating to the Preliminary Prospectus, the Prospectus or any part of the Public Record or the distribution of the Offered Shares; and

(iii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority, of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(i) the Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel with Applicable Securities Laws in the Qualifying Provinces with respect to any material change, change, occurrence or event of the nature referred to in subparagraphs 6(h) or 6(g) above and the Corporation will prepare and file promptly at the Underwriters' request, acting reasonably, any amendment to the Prospectuses or Supplementary Material as may be required under Applicable Securities Laws in the Qualifying Provinces; provided that the Corporation shall have allowed the Underwriters and the Underwriters' Counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute the certificate required to be executed by them in, or in connection with, such Supplementary Material.

(j) the Corporation shall use its reasonable best efforts to maintain its status as a reporting issuer not in default of any Applicable Securities Laws in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario until at least December 31, 2008 provided that the foregoing shall not restrict the ability of the Corporation to complete a merger, sale, acquisition or other similar transaction, one of the results of which is that the Corporation ceases to be a reporting issuer in any or all of such provinces;

(k) that the Corporation will not reduce the amount renounced to the Flow-Through Subscribers pursuant to subsection 66(12.6) of the Tax Act and, in the event there is a reduction in the amount renounced to the Flow-Through Subscribers pursuant to subsection 66(12.73) of the Tax Act, the Corporation shall indemnify as to, and pay to the Flow-Through Subscribers, an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the Flow-Through Subscribers (or in the event the Flow-Through Subscriber is a partnership, the members thereof) as a consequence of such reduction, such payment to be made on a timely basis once the amount is definitively determined;

(l) if the Corporation does not renounce to the Flow-Through Subscribers, Qualifying Expenditures in an amount equal to the Commitment Amount effective on or before December 31, 2007, the Corporation shall indemnify as to, and pay to the Flow-Through Subscribers, an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the Flow-Through Subscribers (or in the event the Flow-Through Subscriber is a partnership, the members thereof) as a consequence of such failure, such payment to be made on a timely basis once the amount is definitively determined;

(m) the Corporation will duly, faithfully and punctually perform all the obligations to be performed by it and comply with its covenants and agreements hereunder and under the Subscription Agreements;

(n) the Corporation will use the proceeds from the issuance and sale of: (i) the Common Shares to fund ongoing exploration and development activities and for general corporate purposes; and (ii) the Flow-Through Shares or other funds of an equal amount on expenditures during the Expenditure Period that qualify as Qualifying Expenditures in an amount equal to the Commitment Amount;

(o) the Corporation will incur prior to the end of the Expenditure Period and renounce to each Flow-Through Subscriber effective on or before December 31, 2007, Qualifying Expenditures in an amount equal to the Commitment Amount paid by such Subscriber for the Flow-Through Shares;

(p) the Corporation will maintain its status as a Principal Business Corporation throughout the Expenditure Period;

(q) that if the Corporation is required under the Tax Act to reduce Qualifying Expenditures previously renounced to the Subscriber, the Corporation shall, to the extent possible, make such reduction *pro rata* by the number of Flow-Through Shares issued or to be issued pursuant to the Subscription Agreements, provided that the Corporation shall not reduce Qualifying Expenditures renounced under the Subscription Agreements until it has first reduced, to the extent possible, expenditures renounced pursuant to the flow-through share agreements entered into by the Corporation subsequent to the Subscription Agreements entered into pursuant to this Offering;

(r) the Corporation shall renounce Qualifying Expenditures with respect to the Subscription Agreements made under this Offering, to the extent possible under the Tax Act, on a *pro rata* basis by the number of Flow-Through Shares issued or to be issued pursuant thereto prior to or concurrently with renouncing Qualifying Expenditures pursuant to any flow-through shares issued subsequent to this Offering; and

(s) the Corporation shall not renounce to Flow-Through Subscribers Qualifying Expenditures in an amount less than the Commitment Amount where the Corporation renounces Qualifying Expenditures incurred during the Expenditure Period to subscribers of flow-through shares issued subsequent to this Offering.

7. The obligations of the Underwriters hereunder shall be conditional upon the Underwriters receiving on or prior to the Closing Date:

(a) a legal opinion of the Corporation's counsel addressed to the Underwriters and the Underwriters' counsel, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares, including, without limitation, that:

(i) the Corporation is a valid and subsisting corporation and has all requisite corporate power and capacity to carry on its business as now conducted by it and to own its properties and assets;

(ii) the Corporation has full corporate power and authority to enter into this agreement and the Subscription Agreements and to perform its obligations set out herein and therein, and this agreement, the Subscription Agreements have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to general qualifications relating to laws relating to creditors' rights generally and except that rights to indemnity may be limited by applicable law;

(iii) the execution and delivery of this agreement and the Subscription Agreements and the fulfilment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this agreement and the Subscription Agreements by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws of the Province of Alberta which are material to the Corporation or its operations, or any term or provision of the articles, by-laws or, of which counsel is aware, resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to the Corporation of which counsel is aware, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or its properties or assets;

(iv) the form and terms of the certificates representing the Offered Shares have been approved and adopted and comply with all legal requirements relating thereto;

(v) the Offered Shares have been validly issued as fully paid and non-assessable shares;

(vi) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Shares for distribution and sale to the public in each of the Qualifying Provinces by or through investment dealers and brokers duly registered under Applicable Securities Laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(vii) the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Prospectuses;

(viii) the Offered Shares are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

(ix) the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with the Applicable Securities Laws of the Qualifying Provinces;

(x) the Offered Shares are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange;

(xi) the Trustee, at its principal office in Calgary has been duly appointed as the transfer agent and registrar for the Class A Shares;

(xii) each of the Flow-Through Shares, when issued, will be a "flow-through share" as defined in subsection 66(15) of the Tax Act and will not constitute a "prescribed share" for the purposes of Regulation 6202.1 of the Tax Act; and

(xiii) the summary of "Certain Canadian Federal Income Tax Considerations" set forth in the Prospectus is a fair and adequate summary of the material Canadian federal income tax considerations.

and additionally, relating to the authorized and issued capital of the Corporation and as to all other legal matters as the Underwriters or Underwriters' counsel may reasonably request, including, compliance with Applicable Securities Laws in the Selling Jurisdictions in any way connected with the creation, issuance, sale and delivery of the Offered Shares.

It is understood that counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than Alberta and on certificates of officers of the Corporation, the registrar and transfer agent and the auditors of the Corporation as to relevant matters of fact.

(b) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer and Chief Financial Officer with respect to such matters as the Underwriters or Underwriters' counsel may reasonably request and additionally certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this agreement are true and correct at the Closing Time, as if made at such time; and

(iii) the Responses provided by the Corporation at the Due Diligence Session, subject to the qualifications and provisos set forth in such Responses, are true and correct in all material respects as at the Closing Time, as if made at such time;

(iv) no event of a nature referred to in Section 12(a), (b) or (d) has occurred or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of Sections 12(b) and (d) the requirement of the Underwriters to make a determination as to whether or not any event or change has, in the Underwriters' opinion had or would have the effect specified therein); and

(v) the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this agreement, the offering and sale of the Offered Shares and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date);

and the Underwriters shall have no knowledge to the contrary;

(c) receipt of the comfort letter from the Corporation's auditors set out on paragraph 6(c)(iii);

(d) executed copies of the Subscription Agreements;

(e) definitive certificates representing, in the aggregate, all of the Offered Shares issued on the Closing Date registered in such name or names as the Underwriters shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time; and

(f) the Corporation shall have provided to the Underwriters such other documents and certificates as the Underwriters may request, acting reasonably.

8. The sale of the Offered Shares shall be completed at the Closing Time at the offices of Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in paragraph 8, the Underwriters, on the Closing Date, shall deliver to the Corporation:

(a) all completed Subscription Agreements;

(b) other documentation required by the Exchange or the Securities Commissions and provided by the Corporation to the Underwriters for such purpose; and

(c) by way of wire transfer with receipt confirmed by the Corporation, an amount equal to the aggregate of all the subscriptions delivered to and accepted by the Corporation in

respect of: (i) the subscription for the Common Shares net of the Underwriters' fee payable pursuant to paragraph 9 hereof and the prepaid expenses contemplated by paragraph 10 hereof (or effect payment in such other manner as the Corporation and the Underwriters may agree); and (ii) the subscription for Flow-Through Shares.

against delivery by the Corporation of the certificates referred to in subparagraph 7(d).

9. In consideration for services of the Underwriters hereunder, the Corporation agrees to pay at the Closing Time by certified cheque or bank draft payable to GMP as lead underwriter, for and on behalf of the Underwriters, a fee equal to 5% of the gross proceeds from the sale of the Offered Shares, being the amount of $3,000,018, which amount shall be netted off the amount paid by wire transfer in respect of the subscription amount for the Common Shares, as contemplated by paragraph 8(c) hereof.

10. Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the creation, issuance and distribution of the Offered Shares shall be borne by the Corporation, including, without limitation, the fees and expenses of the Corporation's counsel, the fees and expenses of agent counsel retained by the Corporation's counsel (provided that if agent counsel, other than agent counsel retained by the Corporation's counsel, is retained by the Underwriters' counsel, such retainer shall have received the prior approval of the Corporation or the Corporation's counsel), the fees and expenses of the Corporation's auditors, the fees of the Exchange, the reasonable fees (to a maximum of $35,000) and the reasonable disbursements of Underwriters' counsel (estimated to be $2,000) together with applicable G.S.T. and the reasonable out-of-pocket expenses of the Underwriters (to a maximum of $10,000). The aggregate amount of $47,000 plus G.S.T. in the amount of $2,220 shall be paid by certified cheque or bank draft to GMP (or as it may direct) upon Closing (or netted off the amount paid by wire transfer for the subscription amount for the Common Shares as contemplated by paragraph 8(c) hereof) as a prepaid estimate of the legal fees and disbursements of Underwriters' counsel (and out-of-pocket expenses of the Underwriters), such amount to be disbursed by GMP on behalf of the Underwriters. Any balance remaining after payment of all invoices will be returned by GMP to the Corporation after all such fees, expenses and disbursements have been paid.

11. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

12. The Underwriters may terminate their obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and prior to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Shares or the Class A Shares, or proceedings are announced or commenced for the making of any such order, by any securities commission or similar regulatory authority, or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation, or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, or by any other competent

authority, or there is any change of law or the interpretation or administration thereof, if, in the sole opinion of the Underwriters, acting reasonably, the announcement or commencement thereof or change, as the case may be, materially adversely affects the trading or distribution of the Offered Shares or the Class A Shares;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, acts of hostility or escalation thereof, or any other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any governmental action, law, regulation, inquiry or other occurrence of any nature whatsoever or change in the financial markets which in the opinion of the Underwriters, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation taken as a whole or the marketability of Offered Shares or the Class A Shares;

(d) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in subparagraph 6(g) or any development that could result in a material change or change of a material fact in which, in the opinion of the Underwriters as determined by the Underwriters in their sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation (taken as a whole) or the market price or value or the marketability of the Offered Shares or the Class A Shares;

(e) the state of the financial markets is such that the Common Shares cannot, in the sole opinion of the Underwriters, acting reasonably, be successfully or profitably marketed;

(f) the Underwriters, acting reasonably, determine that the Corporation shall be in breach of, default under or non-compliance in any material respect with any material representation, warranty, term or condition of this agreement or the Subscription Agreements; or

(g) the Underwriters shall become aware, as a result of their due diligence review or otherwise, of any adverse material change with respect to the Corporation (in the sole opinion of the Underwriters) which had not been publicly disclosed or disclosed to the Underwriters prior to the date hereof and which would have a material adverse effect on the market price or value of the Offered Shares or the Class A Shares;

in any of which cases, the Underwriters shall be entitled, at their option, to terminate and cancel their obligations to the Corporation under this agreement and the obligations of any purchaser under any Subscription Agreement by written notice to that effect given to the Corporation prior to the Closing Time. In the event of any such termination, the Corporation's liabilities to the Underwriters shall be at an end except for any liability of the Corporation provided for in this agreement which by its term survives termination.

13. The Underwriters may exercise any or all of the rights provided for in paragraphs 7, 11 or 12 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Shares for sale and the Underwriters shall only be considered to have waived or be estopped from

exercising or relying upon any of their rights under or pursuant to paragraphs 7, 11 or 12 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

14. No termination pursuant to the terms of this agreement shall discharge or otherwise affect any obligation of the Corporation under paragraphs 10 and 16 through 25, inclusive. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

15. It is understood that all representations, warranties, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by, or on behalf of, the Underwriters with respect thereto.

16. The Corporation (the "**Indemnitor**") shall indemnify and save harmless the Underwriters and their affiliates, shareholders, directors, partners, officers, employees, advisors and agents (collectively the "**Indemnified Parties**") from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively "**Proceedings**") and all losses (other than loss of profits), expenses, fees, damages, obligations, payments and liabilities (collectively "**Liabilities**") (including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred but, for greater certainty, excluding Liabilities arising as a result of the subscription, ownership or disposition of the Flow-Through Shares by the Underwriters as principal) which now or any time hereafter are suffered or incurred by reason of any event, act or omission in any way connected, directly or indirectly, with:

(a) any information or statement contained in the Subscription Agreements or the Public Record (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Subscription Agreements or the Public Record), which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes, or is alleged to make, any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Subscription Agreements or the Public Record) contained in the Subscription Agreements or the Public Record;

(c) any misrepresentation or alleged misrepresentation contained in the Responses (taken as a whole) provided to the Underwriters by the Corporation or its directors, any committee of directors or any one member of such committee, or officers of the Corporation in the Due Diligence Session;

(d) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 16(b);

(e) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not

based upon the activities or the alleged activities of the Underwriters or their banking or selling group members, if any) relating to or materially affecting the trading or distribution of the Offered Shares;

(f) the exercise by any subscriber for Offered Shares of any contractual or statutory right of rescission or damages in connection with the purchase of the Offered Shares (other than based on any information or statements relating solely to the Underwriters or based solely upon any act or inaction of the Underwriters); or

(g) any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this agreement, the Subscription Agreements or any requirement of Applicable Securities Laws;

provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted solely from the gross negligence, fraud or wilful misconduct of any Indemnified Party, this indemnity shall not apply.

17. The Corporation hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in such document; or (ii) any failure by the Underwriters to provide to prospective purchasers of Offered Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Underwriters to forward to such prospective purchasers.

18. If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Corporation of the notice of claim, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is reasonably satisfactory to the Indemnified Party, to represent the Indemnified Party in such Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall, except when a conflict of interest as described in subparagraph 19(a) exists and counsel to the Indemnified Party advises the Indemnified Party that such action would be prejudicial to the interests of the Indemnified Party, fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings.

19. In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(a) the Indemnified Party has been advised in writing by counsel that there may be a reasonable legal defence available to the Indemnified Party that is different from or in addition to those available to the Corporation or that a conflict of interest exists which makes representation by counsel chosen by the Corporation not advisable;

(b) the Indemnitor has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within ten (10) days after receiving notice thereof; or

(c) employment of such other counsel has been authorized by the Corporation;

in which event the fees and disbursements of such counsel (on a solicitor and his client basis) shall be paid by the Corporation. It being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

20. No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Indemnitor, such consent not to be unreasonably withheld, and the Indemnitor shall not be liable for any settlement of any Proceeding made without their consent, such consent not to be unreasonably withheld.

21. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Corporation on ground of policy or otherwise, each of the Corporation and the party or parties seeking indemnification shall contribute to the aggregate Liabilities (or Proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand and by the Underwriters on the other hand from the offering of the Offered Shares; or

(b) if the allocation provided by subparagraph (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subparagraph (a) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. The relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in paragraph 16 hereof relates to information supplied or which ought to have been supplied by, or steps or actions taken or done

on behalf of or which ought to have been taken or done on behalf of the Corporation or the Underwriters and the parties' relevant intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in paragraph 16 hereof.

The amount paid or payable by the Indemnitor as a result of any Proceedings or Liabilities shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.

Any liability of the Underwriters under this paragraph 21 shall be limited to the amount of the cash fees paid or payable to the Underwriters pursuant to paragraph 9 hereof.

22. The rights to indemnity and right of contribution provided in the foregoing paragraphs shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity. Subject to paragraph 17, the Indemnitor waives all rights of contribution that it may have against any Indemnified Party relating to any Liability in respect of which the Indemnitor has agreed to indemnify the Indemnified Parties hereunder.

23. It is the intention of the Corporation to constitute the Underwriters as trustee for the Indemnified Parties for the purposes of paragraphs 16 to 22 inclusive and the Underwriters shall be entitled, as trustee, to enforce such covenants on behalf of any other Indemnified Parties.

24. If any Proceeding is brought in connection with the transactions contemplated by this agreement and the Underwriters are required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, the Corporation shall pay to the Underwriters reasonable fees at the normal per diem rate for its directors, officers, partners, employees, agents and advisors involved in preparation for and attendance at such Proceeding or in so responding, provided that such Proceeding is not caused solely by or the result of the negligence, fraud or willful misconduct of an Indemnified Party. In such event, any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

25. The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this agreement are completed and shall survive the completion of the transactions contemplated under this agreement and the termination of this agreement.

26. Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to the Corporation at the above address (Fax No.: (403) 262-5561) and a copy to Burnet, Duckworth & Palmer LLP, 1400, 350 – 7 Avenue S.W., Calgary, Alberta T2P 3N9, Attention: C. Steve Cohen (Fax No.: (403) 260-0330), and, in the case of notice to be given to the Underwriters, be addressed to:

GMP Securities L.P.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Attention: Peter J. Verburg
Fax No.: (403) 543-3589

Cormark Securities Inc.
1800, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention: Ryan A. Shay
Fax No.: (403) 266-4222

FirstEnergy Capital Corp.
1100, 311-6th Avenue S.W.
Calgary, Alberta T2P 3H2

Attention: Nicholas J. Johnson
Fax No.: (403) 262-0688

Scotia Capital Inc.
2000, 700-2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Brett Undershute
Fax No.: (403) 213-7773

TD Securities Inc.
800, 324-8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Greg Saksida
Fax No.: (403) 292-7776

HSBC Securities (Canada) Inc.
4th Floor – 70 York Street
Toronto, Ontario M5J 1S9

Attention: Rod McIssac
Fax No.: (416) 318-5353

Maison Placements Canada Inc.
Suite 906, 130 Adelaide Street West
Toronto, Ontario M5H 3P5

Attention: John Ing
Fax No.: (416) 947-6046

with a copy to:

McCarthy Tétrault LLP
Suite 3300, 421-7th Avenue S.W.
Calgary, Alberta
T2P 4K9

Attention: Sony Gill
Fax No.: (403) 260-3501

Any such notice or other communication shall be in writing and may be given by telefax or delivery, and shall be deemed to have been given twelve (12) hours after being telefaxed, if such notice or other communication is telefaxed on a Business Day, and otherwise twelve (12) hours after 12:01 a.m. (Calgary time) commencing on the next succeeding Business Day after being telefaxed, or upon receipt by a responsible officer of the addressee if delivered.

27. The Corporation agrees that, from the date hereof until 90 days following the Closing Date, that it shall not offer, or announce the offering of, or make or announce any agreement to issue, sell, or exchange Class A Shares or securities convertible or exchangeable into Class A Shares without the prior consent of GMP, as lead underwriter, for and on behalf of the Underwriters, which consent shall not be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may issue Class A Shares to the holders of stock options existing at the date hereof as well as grant stock options and issue Class A Shares pursuant to the exercise of options issued after the date hereof to officers, directors, employees and consultants of the Corporation pursuant to board approved option incentive programs or to satisfy existing instruments and agreements already issued and executed as of the date hereof, without the consent of GMP, as lead underwriter, for and on behalf of the Underwriters.

28. The Underwriters' obligations under this agreement are separate and not joint and several in that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Common Shares and Flow-Through Shares set opposite their names set forth in this paragraph 28;

(b) if any of the Underwriters has not purchased its applicable percentage of the total number of Common Shares and Flow-Through Shares and the others shall be willing to purchase their own applicable percentage of the total number of Common Shares and Flow-Through Shares, such other shall be relieved of its obligations hereunder;

provided that, notwithstanding the provisions of subparagraph (b) of this paragraph, the Underwriter or Underwriters who shall be willing and able to purchase its applicable percentage of the total number of Offered Shares shall have the right, but not the obligation, to purchase the number of Offered Shares not purchased by the other Underwriter or Underwriters. Nothing in this paragraph 28 shall obligate the Corporation to sell less than all of the Offered Shares or shall relieve any Underwriter in default from liability to the Corporation.

The applicable percentage of the total number of the Offered Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

GMP Securities L.P.	45%
Cormark Securities Inc.	18%
FirstEnergy Capital Corp.	15%
Scotia Capital Inc.	15%
TD Securities Inc.	4%
HSBC Securities (Canada) Inc.	2%
Maison Placements Canada Inc.	1%

29. The Corporation and the Underwriters agree to comply with the provisions of Schedule "D" hereto, "Terms and Conditions for United States Offers and Sales", which provisions are incorporated herein and form a part of this agreement.

30. The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrant under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrant under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder, the Underwriters shall be entitled to fulfill their statutory obligations as registrant under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrant under Applicable Securities Laws or to act as fiduciaries of their clients.

31. The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by GMP, which shall represent the Underwriters and which will have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 16 or 21, or any matter referred to in paragraph 12 or 28.

32. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

33. This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the parties hereto hereby attorn to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

34. Time shall be of the essence of this agreement.

35. This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

36. It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation in respect of the offer for sale by the Corporation of Offered Shares, including in particular the letter agreement dated September 5, 2007.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning same to GMP Securities L.P.

GMP SECURITIES L.P.

Per: ______________________________
(signed) "Peter Verburg"

CORMARK SECURITIES INC.

Per: ______________________________
(signed) "Ryan A. Shay"

FIRSTENERGY CAPITAL CORP.

Per: ______________________________
(signed) "Nicholas J. Johnson"

SCOTIA CAPITAL INC.

Per: ______________________________
(signed) "Brett Undershute"

TD SECURITIES INC.

Per: ______________________________
(signed) "Kasey Fukada"

HSBC SECURITIES (CANADA) INC.

Per: ______________________________
(signed) "Laura McElwain"

MAISON PLACEMENTS CANADA INC.

Per: ______________________________
(signed) "Paul Aitkens"

ACCEPTED AND AGREED to effective as of the date of this agreement.

GALLEON ENERGY INC.

Per: ______________________________
(signed) "Steve Sugianto"

SCHEDULE "A"
LIST OF MATERIAL CONTRACTS

1. Farmout & Option Agreement dated August 25, 2005 between Galleon Energy Inc. and Penn West Petroleum Ltd.

SUMMARY OF FARM-IN COMMITMENTS – for the next 12 months

AREA	WELLS	MISCELLANEOUS	TOTAL
Calais, Alberta	$0	-	$0
Dawson, Alberta	$3,100,000	-	$3,100,000
Total	**$3,100,000**	-	**$3,100,000**

The above Summary includes commitments made under agreements with a number of certain oil and gas companies.

The Corporation has entered into an agreement with a certain third party drilling company to contract one drilling rig commencing in January 2007. The contract is for a two year period with a possible financial commitment of approximately $9 million over the term of the contract.

SCHEDULE "B"
LIST OF EMPLOYMENT AGREEMENTS

1. Letter of offer to Carolee Pearce, Manager Accounting, provides for a lump sum payment in certain circumstances upon a change of control; and

2. Consulting agreement with Clayton McBurney, Contract Operator, provides for a notice period of sixty (60) days.

SCHEDULE "C"
SWAPS

The Corporation has the following fixed price physical contracts in place:

Natural Gas:

April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.64 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $6.50 - $8.12 GJ
April 1, 2007 – October 31, 2007	5,000 GJ/day	CDN $7.50 GJ

The Corporation has the following costless collar financial derivatives in place:

Crude Oil:

January 1, 2007 – December 31, 2007	1,000 bbl/d	WTI USD $61.75-$70.00/bbl
July 1, 2007 – December 31, 2007	2,000 bbl/d	WTI CDN $70.00-$80.75/bbl
January 1, 2008 – December 31, 2008	2,000 bbl/d	WTI CDN $70.00-$80.75/bbl

SCHEDULE "D"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule "D", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Common Shares;

"**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (1) the government of any country, or of any political subdivision of a country, other than the United States; or (2) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"**Institutional Accredited Investor**" means those institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Selling Dealer Group**" means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "D" shall have the meanings assigned to them in the Underwriting Agreement to which the Schedule "D" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter represents and agrees to and with the Corporation that:

1. It acknowledges that the Common Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It, its U.S. affiliates and any member of the Selling Dealer Group, has not offered or sold, and will not offer or sell, any Common Shares forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A or in accordance with another exemption from the registration requirements of the U.S. Securities Act as provided in paragraphs 3 through 8 below. Neither the Underwriter, any of its affiliates or any member of the Selling Dealer Group, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Common Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Common Shares, except with its affiliates, any Selling Dealer Group members or with the prior written consent of the Corporation. It shall require each of its U.S. broker-dealer affiliates and each Selling Dealer Group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each Selling Dealer Group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate and selling group member.

3. All offers and sales (other than sales made directly by the Corporation to Substitute Purchasers) of Common Shares in the United States shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

4. Offers and sales of Common Shares in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Common Shares shall be made in accordance with: (a) Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States, and such persons shall each be deemed to have represented and agreed as provided in the U.S. Memorandum (as defined below); or (b) another exemption from the registration requirements of the U.S. Securities Act, only to Institutional Accredited Investors, each of whom shall execute and deliver, prior to

purchasing any Class A Shares, to the Corporation, the Underwriters and their U.S. registered broker dealer affiliates a purchaser's letter in the form set out in Exhibit C to this Schedule "D".

6. All purchasers of the Common Shares in the United States purchasing Common Shares pursuant to Rule 144A shall be informed by the Underwriter, or its U.S. registered broker-dealer affiliate, that the Common Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum (the "**U.S. Memorandum**") and the Prospectus and each purchaser will have received at or prior to the time of purchase of any Common Shares the U.S. Memorandum including the Prospectus, and the Underwriters have not used any other written materials. The U.S. Memorandum shall be in a form acceptable to the Corporation and GMP Securities L.P., acting reasonably.

8. Any offer, sale or solicitation of an offer to buy Common Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers or Institutional Accredited Investors in transactions that are exempt from registration under applicable state securities laws. Immediately prior to making any offer, it had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institutional Accredited Investor, as applicable, and, on the date hereof, it continues to believe that each purchaser in the United States or Common Shares in the United States is a Qualified Institutional buyer or an Institutional Accredited Investor.

9. At closing, the Underwriters, together with their U.S. affiliates selling Common Shares in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Common Shares in the United States, or will be deemed to have represented that they did not offer or sell Common Shares in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

10. (a) The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares; (b) the Corporation is not now and as a result of the sale of Common Shares contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; (c) none of the Corporation, any of its affiliates, or any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer or sale of the Common Shares in the United States; (d) the Common Shares are not, and as of the Time of Closing will not be, and no securities of the same class as the Common Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted, (e) in connection with offers and sales of the Common Shares outside the United States, the Corporation, its affiliates and any person acting on its or their behalf have complied and will comply with the requirements for an

offshore transaction (as that term is used in Regulation S); and (f) the Corporation warrants and agrees that it will notify Valiant Trust Company as soon as practicable upon it becoming a domestic issuer (as that term is used in Regulation S).

11. For so long as any of the Common Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Common Shares, or to any prospective purchaser of such Common Shares designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

12. The Corporation has not, within six months before the commencement of this Offering, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Common Shares and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Common Shares in the United States or which would cause the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Common Shares outside the United States.

EXHIBIT A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Galleon Energy Inc.
AND TO: Valiant Trust Company
as registrar and transfer agent
for Class A Shares of Galleon Energy Inc.

Re: Sale of ______________ Class A Shares Represented by Share Certificate No. _________

The undersigned (a) acknowledges that the sale of the securities of Galleon Energy Inc. (the "**Corporation**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

EXHIBIT B

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Class A Shares (the "**Securities**") of Galleon Energy Inc. (the "**Corporation**") pursuant to the Underwriting Agreement dated September 6, 2007 among the Corporation and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

(a) Griffiths McBurney Corp. is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales (other than sales of Securities directly by the Corporation to Substitute Purchasers) of the Securities in the United States have been effected by Griffiths McBurney Corp. in accordance with all U.S. broker-dealer requirements;

(b) each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus dated _______________, 2007 for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering and sale of the Securities;

(c) immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and (a) did believe that the offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "**U.S. Securities Act**")) and, on the date hereof, we continue to believe that each such person in the United States or offered Securities in the United States that is purchasing Securities from us is a Qualified Institutional Buyer or (b) did believe that the offeree was an institutional "Accredited Investor" (as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the U.S. Securities Act) (an "Institutional Accredited Investor"), and, on the date hereof we continue to believe that each such person in the United States or offered Securities in the United States that is purchasing Securities from us is an Institutional Accredited Investor, and prior to any sale to an Institutional Accredited Investor obtained from the offeree a purchaser's letter as appended to the U.S. placement memorandum;

(d) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

(e) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement; and

(f) neither we nor any member of the Selling Dealer Group (as defined in Schedule "D" to the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the U.S. Securities Exchange.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _______ day of September, 2007.

GMP SECURITIES L.P., on its own behalf and on behalf of the Underwriters

By: ______________________________
Name:
Title:

GRIFFITHS McBURNEY CORP.

By: ______________________________
Name:
Title:

EXHIBIT C

FORM OF PURCHASER'S LETTER

To: Galleon Energy Inc.
500, 311 - 6th Avenue S.W.
Calgary, Alberta
T2P 3H2

And to: GMP Securities L.P.
Cormark Securities Inc.
FirstEnergy Capital Corp.
Scotia Capital Inc.
TD Securities Inc.
HSBC Securities (Canada) Inc.
Maison Placements Canada Inc.
c/o GMP Securities L.P.
1600, 500- 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Dear Sirs:

In connection with our proposed purchase of Class A Shares (the "**Class A Shares**") of Galleon Energy Inc. (the "**Corporation**"), we confirm and agree as follows:

- we are authorized to consummate the purchase of the Class A Shares;

- we understand and acknowledge that the Class A Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States, and that the offer and sale of Class A Shares to us are being made to accredited investors (as such term is defined in Regulation D under the U.S. Securities Act) in reliance upon a private placement exemption;

- we are an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) and (7) of Regulation D under the U.S. Securities Act ("**Institutional Accredited Investor**") and are acquiring the Class A Shares for our own account or for the account of one or more Institutional Accredited Investors with respect to which we are acting as fiduciary or agent and each such investor account is an accredited investor, and not with a view to any resale, distribution or other disposition of the Class A Shares in violation of United States federal or state securities laws;

- we acknowledge that we have not purchased the Class A Shares as a result of any general solicitation or general advertising (as such terms are defined in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

- we understand and acknowledge that the Class A Shares are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("**Rule 144**"), and that if in the future we decide to offer, resell, pledge or otherwise transfer any of the Class A Shares, the Class A Shares may be offered, sold, pledged or otherwise transferred only (a) to the Corporation; (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in

compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Valiant Trust Company, as registrar and transfer agent for the Class A Shares, in the form attached hereto as Exhibit B (or such other form as the Corporation may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act ;

- we understand and acknowledge that certificates representing any Class A Shares sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Class A Shares and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF GALLEON ENERGY INC. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED.

  IF THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If any Class A Shares are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the

legend may be removed by providing a declaration to Valiant Trust Company, as registrar and transfer agent, in the form attached hereto as Exhibit B (or as the Corporation may prescribe from time to time).

If any Class A Shares are being sold under Rule 144, the legend may be removed by delivering to Valiant Trust Company an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

- we consent to the Corporation making a notation on its records or giving instructions to any transfer agent of the Class A Shares in order to implement the restrictions on transfer set out and described in the U.S. Placement Memorandum pursuant to which the Class A Shares are being offered and sold;

- we understand and acknowledge that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Class A Shares in the United States;

- we acknowledge that we have received a copy of the U.S. Placement Memorandum and the Canadian Prospectus pursuant to which the Class A Shares are being offered and sold and have been afforded the opportunity to ask such questions as we deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Class A Shares and to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and the Canadian Prospectus pursuant to which the Class A Shares are being offered and sold and that we considered necessary in connection with our decision to invest in the Class A Shares pursuant to which the Class A Shares are being offered and sold;

- we understand and acknowledge that the Corporation (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Class A Shares are resold by us or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Corporation not to be a foreign issuer; and

- we understand and acknowledge that we are making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Corporation , the underwriters and the United States affiliates of the underwriters in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase Class A Shares.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and your affiliates, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Class A Shares. We further agree that by accepting the Class A Shares we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time of the sale of the Class A Shares with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Class A Shares and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Class A Shares.

You and your affiliates are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Please register the Class A Shares subscribed for as follows:

____
(Name)

____
(Account Reference, if applicable)

____
(Address)

____

____

Dated: ________________________________

By: ____________________________________
Name:
Title:

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement and pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws, these securities may not be offered or sold within the United States of America. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of the Corporation, at 500, 311 - 6th Avenue S.W., Calgary, Alberta, T2P 3H2 (telephone (403) 261-9276) and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue September 20, 2007

GALLEON
ENERGY INC.

$30,000,660
1,869,200 Class A Shares

and

$29,999,700
1,463,400 Flow-Through Shares

This short form prospectus qualifies the distribution of (i) 1,869,200 Class A shares ("**Class A Shares**") of Galleon Energy Inc. ("**Galleon**" or the "**Corporation**") at a price of $16.05 per Class A Share; and (ii) 1,463,400 Class A Shares to be issued as "flow-through shares" ("**Flow-Through Shares**") within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**") at a price of $20.50 per Flow-Through Share (collectively, the "**Offering**"). See "Plan of Distribution" and "Details of the Offering".

The Corporation will, on or before December 31, 2008, incur and, effective on or before December 31, 2007, renounce to each subscriber of Flow-Through Shares Canadian exploration expenses ("**CEE**") in an amount equal to the aggregate purchase price paid for the Flow-Through Shares by such subscriber. See "Details of the Offering" and "Certain Canadian Federal Income Tax Considerations".

The outstanding Class A Shares and Class B Shares of Galleon are listed on the Toronto Stock Exchange (the "**TSX**") under the symbols "GO.A" and "GO.B", respectively. On September 5, 2007, the last trading day prior to the public announcement of this Offering, the closing price of the Class A Shares on the TSX was $16.44 per Class A Share. The price of the Class A Shares and the Flow-Through Shares offered hereunder was determined by negotiation between the Corporation and GMP Securities L.P., on its own behalf and on behalf of Cormark Securities Inc., FirstEnergy Capital Corp., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and Maison Placements Canada Inc. (collectively, the "**Underwriters**"). The TSX has conditionally approved the listing of the shares offered hereunder. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before December 10, 2007.

Price:
$16.05 per Class A Share
$20.50 per Flow-Through Share

	Price to Public	Underwriters' Fee	Net Proceeds to the Corporation[(1)]
Per Class A Share	$16.05	$0.8025	$15.2475
Total	$30,000,660	$1,500,033	$28,500,627
Per Flow-Through Share	$20.50	$1.025	$19.475
Total	$29,999,700	$1,499,985	$28,499,715
Total Offering	$60,000,360	$3,000,018	$57,000,342

Note:

(1) Before deducting expenses of this Offering, estimated to be $250,000.

The Underwriters, as principals, conditionally offer the Class A Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan

of Distribution" and subject to approval of certain legal matters on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.

The Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow Through Shares for sale, provided that in the event that less than 1,463,400 Flow Through Shares are sold by the Underwriters as agents, the Underwriters have agreed to purchase as principals the Flow Through Shares not sold by the Underwriters as agents in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.

Subscriptions for Class A Shares and Flow-Through Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. Definitive certificates representing the Class A Shares and Flow-Through Shares will be available for delivery at closing, which is expected to occur on or about September 28, 2007 but in any event not later than October 12, 2007. The Underwriters may effect transactions which stabilize or maintain the market price for the Class A Shares at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Each of Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is a direct or indirect wholly owned subsidiary of a Canadian chartered bank which is a lender to Galleon. Consequently, Galleon may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. A portion of the net proceeds of the Offering will be used initially to repay a portion of Galleon's indebtedness to such banks. See "Relationship Between Galleon and an Underwriter" and "Use of Proceeds".

The risk factors identified under the heading "Risk Factors" in the AIF (as herein defined) should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

Galleon's head office is located at 500, 311 - 6th Avenue S.W., Calgary, Alberta, T2P 3H2, and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

TABLE OF CONTENTS

Disclosure provided herein in respect of barrels of oil equivalent ("BOEs") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, provided that the Class A Shares are listed on a prescribed stock exchange at a particular time and subject to the provisions of any particular plan, the Class A Shares offered hereby will, at that time, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, **"registered plans"**). Although the Flow-Through Shares are also qualified investments for such plans, if a registered retirement savings plan or other registered plan subscribes for Flow-Through Shares, the tax benefits of the CEE will not be available for deduction against the income of the annuitant or beneficiary of such plans.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

- the use of proceeds from this Offering;
- drilling inventory, drilling plans and timing of drilling, re-completion and tie-in of wells;
- plans for facilities construction and completion and the timing and method of funding thereof;
- productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production;
- drilling, completion and facilities costs;
- results of various projects of the Corporation;
- timing of receipt of regulatory approvals
- effect of production increases on operating costs per BOE
- ability to lower cost structure in certain projects of the Corporation;
- growth expectations within the Corporation;
- timing of development of undeveloped reserves;
- the tax horizon and taxability of the Corporation;
- supply and demand for oil, natural gas liquids and natural gas;
- the performance and characteristics of the Corporation's oil and natural gas properties;
- the Corporation's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
- the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other oil and gas issuers of similar size;
- realization of the anticipated benefits of acquisitions and dispositions;
- weighting of production between different commodities;
- expected levels of royalty rates, operating costs, general and administrative costs, costs of services and other costs and expenses;
- capital expenditure program and the timing and method of financing thereof; and
- treatment under government regulation and taxation regimes.

Although the Corporation believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Neither the Corporation nor the Underwriters can guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Corporation, the Underwriters nor any other person assumes responsibility for the outcome of the forward-looking statements. Some of the risks and other factors, some of which are beyond the

Corporation's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada, the United States and globally;
- industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas;
- liabilities inherent in oil and natural gas operations;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- geological, technical, drilling and processing problems and other difficulties in producing reserves;
- unanticipated operating events which can reduce production or cause production to be shut in or delayed;
- failure to realize anticipated benefits of acquisitions;
- failure to obtain industry partner and other third party consents and approvals, when required;
- stock market volatility and market valuations;
- competition for, among other things, capital, acquisitions or reserves, undeveloped land and skilled personnel;
- competition for and inability to retain drilling rigs and other services;
- the need to obtain required approvals from regulatory authorities; and
- the other factors considered under "Risk Factors" in this short form prospectus and in the AIF (as herein defined), which is incorporated by reference herein, and the other risk factors identified in the other documents incorporated herein by reference.

These factors should not be considered as exhaustive. Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. **Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Corporation nor the Underwriters are under any duty to update or revise any of the forward-looking statements except as expressly required by applicable securities laws.**

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of the Corporation, at 500, 311 – 6th Avenue S.W., Calgary, Alberta, T2P 3H2 (telephone (403) 261-9276) and are also available electronically through the SEDAR website at www.sedar.com.

The following documents of the Corporation, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the revised annual information form dated June 25, 2007 for the year ended December 31, 2006 (the "**AIF**");

(b) the audited financial statements as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 dated as at March 13, 2007;

(d) the information circular – proxy statement dated May 8, 2006, relating to the special meeting of the shareholders held on June 7, 2006;

(e) the information circular - proxy statement dated March 26, 2007, relating to the annual and special meeting of the shareholders held on May 14, 2007;

(f) the unaudited consolidated interim financial statements as at and for the three and six months ended June 30, 2007 and 2006, together with the notes thereto;

(g) management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2007 dated as at August 14, 2007;

(h) the material change report dated March 23, 2007 in respect of the private placement by Galleon of 1,481,500 Class A Shares on a "flow-through" basis; and

(i) the material change report dated September 6, 2007 relating to this Offering.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of this Offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

GALLEON ENERGY INC.

Galleon is an Alberta based corporation engaged in the business of exploring for, developing and producing crude oil and natural gas in Alberta, British Columbia and Saskatchewan. Galleon pursues an integrated growth strategy including focused exploration, controlled exploitation and strategic acquisitions predominantly within its core project areas in the Peace River Arch region of the western Canadian sedimentary basin.

RECENT DEVELOPMENTS

The Corporation's 2007 exploration and development capital program is expected to reach $210 million. The Corporation has budgeted approximately $26 million to be incurred on land and seismic and $184 million on drilling, completions and facilities. Due to the nature of the oil and gas industry, budgets are regularly reviewed in light of the successful expenditures and other opportunities that may become available that could result in a reallocation of funds.

Galleon received on September 12, 2007 approval by Alberta Energy Utilities Board ("**EUB**") granting Enhanced Oil Recovery (waterflood) approval and good production practice ("**GPP**") status on a portion of sections 11 and 13-72-26W5M. Production restrictions on these locations have been immediately removed and production from these wells will be gradually increased over the next few months in an effort to continue proper reservoir management. Galleon plans to make application to expand this approved waterflood scheme on the recently developed portions of sections 11 and 13 and obtain GPP status thereon. This is the second approval for waterflood and GPP status at Puskwa. On March 23, 2007, Galleon was granted its first waterflood approval by the EUB on portions of section 32-71-26W5M and section 5-72-26W5M and water injection was initiated in June 2007.

As disclosed in the AIF, at December 31, 2006, as evaluated by DeGolyer and MacNaughton Canada Limited, Galleon's independent reserve evaluator, Galleon's net proved plus probable reserves were 38,700 MBOE as compared to 25,834 MBOE at December 31, 2005, representing a fifty percent increase in net proved plus probable reserves. At December 31, 2006, Galleon's net corporate gas reserves were revised downward by 10,302 mmcf (1,717 MBOE) proved, and by 7,570 mmcf (1,262 MBOE) on a probable basis. The changes in the foregoing data were due to normal course re-evaluations and were not solely in one property but resulted from re-evaluations of a number of Galleon's properties. The revisions were a combination of positive and negative revisions on an individual well basis based on well performance as well as updated petrophysical data and geological mapping from new drilling.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated effective as of September 6, 2007 between the Corporation and the Underwriters: (i) the Corporation has agreed to issue and sell an aggregate of 1,869,200 Class A Shares to the Underwriters and the Underwriters have severally agreed to purchase such Class A Shares at a price of $16.05 per share on September 28, 2007, or such other date not later than October 12, 2007 as may be agreed by the Corporation and the Underwriters; and (ii) the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as, the sole and exclusive agents of the Corporation to offer an aggregate of 1,463,400 Flow-Through Shares for sale at a price of $20.50 per Flow-Through Share, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriters have agreed that in the event that less than 1,463,400 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters shall, subject to the terms and conditions of the Underwriting Agreement, purchase as principals at a price of $20.50 per Flow-Through Share, the Flow-Through Shares not sold by the Underwriters as agents. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $0.8025 per Class A Share and $1.025 per Flow-Through Share, for an aggregate fee payable by the Corporation of $3,000,018, in consideration for their services in connection with the Offering. The Corporation has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, partners, officers, employees, advisors and agents against certain liabilities.

Definitive certificates representing the Class A Shares and Flow-Through Shares will be available for delivery at closing, which is expected to occur on or about September 28, 2007. The offering price of the Class A Shares and the Flow-Through Shares was determined by negotiation between the Corporation and GMP Securities L.P., on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Class A Shares and Flow-Through Shares which it has agreed to purchase, the remaining Underwriter or Underwriters may terminate their obligation to purchase their allotment of Class A Shares and

Flow-Through Shares, or may, but are not obligated to, purchase the Class A Shares and Flow-Through Shares not purchased by the Underwriter or Underwriters which fail to purchase. The Underwriters are, however, obligated to take up and pay for all Class A Shares and Flow-Through Shares if any are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the shares offered hereunder. Listing is subject to the Corporation fulfilling all the listing requirements of the TSX on or before December 10, 2007.

The Corporation has agreed with the Underwriters that it will not, during the period ending 90 days following the closing of this Offering, offer, or announce the offering of, or make or announce any agreement to issue, sell or exchange Class A Shares or securities convertible into or exchangeable for Class A Shares without the prior written consent of GMP Securities L.P., such consent not to be unreasonably withheld, other than for purposes of stock options or to satisfy existing instruments.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Class A Shares and Flow-Through Shares ends and all stabilization arrangements relating to the Class A Shares are terminated, bid for or purchase Class A Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Class A Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Class A Shares is for the purpose of maintaining a fair and orderly market in the Class A Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Class A Shares and the Flow-Through Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Class A Shares that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. The Underwriting Agreement also permits the Underwriters to arrange for certain institutional accredited investors to purchase Class A Shares directly from the Corporation pursuant to exemptions from registration under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell Class A Shares outside the United States only in accordance with Regulation S under the 1933 Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the Class A Shares within the United States.

In addition, until 40 days after the commencement of this Offering, any offer or sale of Class A Shares within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with an exemption from the registration requirements of the 1933 Act.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the capitalization of the Corporation as at June 30, 2007 and as at September 6, 2007, both before and after giving effect to this Offering.

Designation (authorized)	As at June 30, 2007 (unaudited)	As at September 6, 2007 before giving effect to this Offering (unaudited)	As at September 6, 2007 after giving effect to this Offering (unaudited)[4]
Long Term Debt and Bank Debt[1]	$168,090,690	$178,987,196	$122,236,854
Class A Shares[2] (Unlimited)	$354,708,368 (59,734,952 Class A Shares)	$355,077,298 (59,777,952 Class A Shares)	$412,771,770 (63,110,552 Class A Shares)
Class B Shares[3] (Unlimited)	$5,207,244	$5,207,244	$5,207,244

(922,500 Class B Shares)	(922,500 Class B Shares)	(922,500 Class B Shares)

Notes:

(1) The Corporation has $180 million extendible revolving term credit facilities and a $30 million extendible revolving credit facility with a syndicate of banks (the "**Credit Facilities**"). The interest rates and stamping fees charged on the Credit Facilities vary based on a ratio of the debt to cash flow. The facilities are secured by a first floating charge demand debenture in the amount of $500 million over property and equipment of the Corporation. The facilities are subject to semi-annual review, with the next review to be undertaken by November 30, 2007.

(2) As at September 6, 2007, the Corporation had outstanding to officers, directors, employees and consultants options to purchase an aggregate of 5,740,950 Class A Shares at exercise prices ranging from $0.23 to $22.83 per share.

(3) Each Class B Share is convertible into Class A Shares at the option of the Corporation at any time after December 31, 2006 and before the close of business on December 31, 2008 at a conversion rate calculated by dividing $10.00 by the greater of $1.00 and the then current market price of the Class A Shares (as calculated in accordance with the share provisions attaching to the Class B Shares). If the conversion has not occurred by the close of business on December 31, 2008, the Class B Shares become convertible at the option of the holder into Class A Shares on the same basis before February 1, 2009. Effective February 1, 2009, all remaining Class B Shares will be deemed to be converted into Class A Shares.

(4) After deducting estimated expenses of $250,000 of this Offering and the Underwriters' fee of $3,000,018 and after tax effecting these share issuance costs using an estimated rate. Assumes the net proceeds of this Offering are initially used to reduce bank indebtedness.

(5) At June 30, 2007, the Corporation had retained earnings of $38,858,546 and contributed surplus of $14,955,550.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of first preferred shares, issuable in series. The holders of the Class A Shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation (other than meetings of holders of any other class of shares meeting as a class or the holders of one or more series of any class of shares meeting as a series) and are entitled to one vote in respect of each Class A Share held. Holders of Class A Shares have the right to receive any dividends declared by the board of directors on the Class A Shares, subject to any prior rights attaching to the first preferred shares and any other shares ranking in priority to the Class A Shares in respect of payment of dividends. No dividend may be declared or paid on the Class A Shares unless an equivalent dividend (calculated based on the conversion rate in effect on the date notice of the dividend is given) is paid on the Class B Shares. Holders of Class A Shares have the right to receive the remaining assets of the Corporation in the event of the liquidation, dissolution of winding-up of the Corporation, subject to the prior satisfaction of any preferential rights attached to the first preferred shares and any other shares ranking in priority to the Class A Shares in respect of the return of capital in the event of a liquidation, dissolution or winding-up and rank on a parity with each Class B Share in respect thereof. As at September 6, 2007 there were 59,777,952 Class A Shares issued and outstanding, 922,500 Class B Shares issued and outstanding and no preferred shares were outstanding.

USE OF PROCEEDS

The net proceeds of this Offering, after payment of the Underwriters' fee of $3,000,018 and expenses of the issue estimated to be $250,000, will be approximately $56,750,342. The net proceeds of the Offering will initially be used by Galleon to reduce indebtedness under its Credit Facilities, which will be drawn, as needed, to fund Galleon's ongoing exploration and development activities and for general working capital purposes. The Corporation's unutilized debt capacity plus future cash flow will be utilized to fund the remaining $80 million of the 2007 exploration and development capital program budgeted at $210 million. For the second half of 2007, approximately $15 million is budgeted to be incurred on land and seismic and approximately $110 million on drilling, completions and facilities. Galleon's current indebtedness under its Credit Facilities has been incurred in the normal course of business and operations in connection with previous acquisitions and capital and other expenditures made by Galleon. See "Relationship Between Galleon and Certain Underwriters".

DETAILS OF THE OFFERING

This Offering consists of 1,869,200 Class A Shares at a price of $16.05 per Class A Share and 1,463,400 Flow-Through Shares at a price of $20.50 per Flow-Through Share.

Flow-Through Shares – Renunciation of CEE

The Flow-Through Shares will be issued as "flow-through shares" under the Tax Act. The Corporation will incur on or before December 31, 2008, and renounce to each subscriber of Flow-Through Shares effective on or before December 31, 2007, CEE in an amount equal to the aggregate purchase price paid by such subscriber. See "Canadian Federal Income Tax Considerations".

Subscriptions for Flow-Through Shares will be made pursuant to one or more subscription and renunciation agreements (the "**Subscription Agreements**") to be made between the Corporation and one or more of the Underwriters or one or more sub-agents of an Underwriter, as agent for, on behalf of and in the name of all subscribers of Flow-Through Shares. **Subscribers who place an order to purchase Flow-Through Shares with an Underwriter, or any sub-agent of an Underwriter, will be deemed to have authorized any of such Underwriters, or such sub-agents, to execute and deliver, on their behalf, the Subscription Agreements.**

Pursuant to the Subscription Agreements, the Corporation will covenant and agree (i) to incur on or before December 31, 2008 and renounce to the subscriber effective on or before December 31, 2007, CEE in an amount equal to the aggregate purchase price paid by such subscriber for the Flow-Through Shares, and (ii) that if the Corporation does not renounce to such subscriber, effective on or before December 31, 2007, CEE equal to such amount, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Corporation shall indemnify the subscriber for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the subscriber as a consequence of such failure or reduction. The Subscription Agreement will contain additional representations, warranties, covenants and agreements by the Corporation in favour of the subscriber of Flow-Through Shares which are consistent with and supplement the Corporation's obligations as described in this short form prospectus.

The Subscription Agreements will also provide representations, warranties and agreements of the subscriber, and by its purchase of Flow-Through Shares each subscriber of Flow-Through Shares offered hereunder will be deemed to have represented, warranted and agreed, for the benefit of the Corporation and the Underwriters that: (i) neither the subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for the purposes of the Tax Act; (ii) the subscriber, and any beneficial purchaser for whom it is acting deals, and until January 1, 2009 will continue to deal, at arm's length with the Corporation for the purposes of the Tax Act; (iii) the subscriber, if an individual, is of the full age of majority and otherwise is legally competent to enter into the Subscription Agreements; (iv) other than as provided herein and in the Subscription Agreements, the subscriber waives any right that it may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to CEE and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation; (v) the liability of the Corporation to renounce CEE is limited to the extent specifically stated herein and the Subscription Agreements; and (vi) the subscriber has received and reviewed a copy of this short form prospectus. Notwithstanding the foregoing, the Corporation may enter into one or more subscription and renunciation agreements for Flow-Through Shares on such other terms as may be agreed to by the Corporation and the applicable subscriber.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation ("**Counsel**"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchases Class A Shares and/or Flow-Through Shares pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length and is not affiliated with the Corporation and holds the Class A Shares and Flow-Through Shares as capital property. The Class A Shares and Flow-Through Shares will generally constitute capital property to a holder thereof unless the holder holds the Class A Shares and Flow-Through Shares in the course of carrying on a business or acquires the Class A Shares and Flow-Through Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain shareholders who might not otherwise be considered to hold their Class A Shares as capital property may, in certain circumstances, be entitled to treat them and most other Canadian securities as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election is not available for Flow-Through Shares and shareholders considering making such election should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**"). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws

of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary does not apply to a subscriber (i) that is a "principal business corporation" within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licenses or privileges to explore for, drill for or take minerals, petroleum, natural gas or other related hydrocarbons; (iii) that is a "financial institution", "specified financial institution" or an interest in which constitutes a "tax shelter investment", all within the meaning of the Tax Act; or (iv) that is a partnership or trust. This summary assumes that the Corporation will make all necessary tax filings in respect of the issuance of the Flow Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations, that the Corporation will incur sufficient CEE to enable it to renounce to subscribers all of the CEE it agrees to renounce pursuant to the Subscription Agreements effective on the dates set out therein and that all expenses discussed herein will be reasonable in amount. This summary assumes that the Corporation will be a "principal business corporation" at all material times and that the Flow Through Shares, when issued, will not be "prescribed shares", all within the meaning of the Tax Act.

The income tax consequences to a particular subscriber of an investment in Flow Through Shares will vary according to a number of factors including the legal status of the subscriber as an individual, a trust, a corporation or a partnership, the province or provinces in which the subscriber resides, carries on business or has a permanent establishment and the amount that would be the subscriber's taxable income but for the investment in the Flow Through Shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular subscriber. Accordingly, each potential subscriber should obtain independent advice regarding the income tax consequences of investing in the Class A Shares and/or Flow Through Shares with reference to the subscriber's own particular circumstances.

Canadian Exploration Expense/Flow Through Shares

Subject to certain restrictions outlined below, the Corporation will be entitled to renounce CEE incurred by it to subscribers for Flow-Through Shares in an amount equal to the subscription price thereof as permitted by and in accordance with the Tax Act. Such CEE that is properly renounced to a subscriber will be deemed to be CEE incurred by the subscriber on the effective date of the renunciation.

The Corporation will be entitled to renounce CEE incurred by it on or after the date that subscriptions for the Flow-Through Shares are accepted, less (i) any previous renunciations with respect to such expenses, (ii) any portion of those expenses which are prescribed under the Regulations as being "Canadian exploration and development overhead expenses", (iii) certain seismic expenses, and (iv) any assistance that the Corporation has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to those expenses. The Corporation may not renounce to subscribers an amount in excess of the amount paid by the subscribers for the Flow-Through Shares. Further, the Corporation will not be entitled to renounce CEE to the extent that the amount so renounced exceeds the Corporation's cumulative CEE ("**CCEE**").

Additionally, the Tax Act prescribes rules whereby certain CEE incurred pursuant to a flow-through share subscription agreement within 12 months of the end of the calendar year in which the flow-through shares are issued (the "preceding calendar year") can be treated as if incurred in the preceding calendar year, provided the subscription price for the relevant flow-through shares has been paid in money during the preceding calendar year, the subscriber deals at arm's length with the issuing corporation throughout that 12 month period and the renunciation has been duly made within 90 days after the end of such preceding calendar year. In the event the issuing corporation does not fully expend the amounts renounced by the end of the 12-month period, it will be required to reduce the amount previously renounced and the subscribers' income tax for the years in which the expenditures were claimed will be reassessed accordingly. However, late payment interest will generally not be levied in respect of such reassessments until April of the calendar year that immediately follows the calendar year in which the CEE could last be incurred. The Corporation has advised that it intends to incur and renounce to subscribers CEE in an amount equal to the subscription price paid by each subscriber in accordance with these rules.

A subscriber for Flow-Through Shares to whom the Corporation renounces CEE may add such CEE to the subscriber's CCEE. A subscriber may deduct in computing the subscriber's income from all sources for a taxation year an amount not exceeding the balance of the subscriber's CCEE at the end of that taxation year. Deductions claimed by a subscriber reduce the subscriber's CCEE by the amount claimed. To the extent that a subscriber does not deduct the full CCEE balance at the end of the taxation year, the balance may be deducted in subsequent taxation years in accordance with, and subject to, certain restrictions under the Tax Act which take

effect following an acquisition of control and certain reorganizations of a corporate subscriber. Corporate subscribers should consult their own tax advisors with respect to the application of these rules.

A subscriber who disposes of Flow-Through Shares retains the entitlement to be renounced CEE from the Corporation as described above, as well as the ability to deduct any CEE previously renounced to the subscriber, and a subsequent purchaser of such Flow-Through Shares will not be entitled to be renounced CEE in respect thereof.

If a registered retirement savings plan or other registered plan subscribes for Flow-Through Shares, the tax benefits of the CEE will not be available for deduction against the income of the annuitant or beneficiary of such plans.

The acquisition of Class A Shares hereunder will not entitle the subscriber to any deductions as described above.

Disposition of Class A Shares and Flow Through Shares

A disposition or deemed disposition of a Class A Share or a Flow Through Share (other than to the Corporation) will result in the holder thereof realizing a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the holder's adjusted cost base of such shares and reasonable costs of the disposition. **For tax purposes, the initial cost to a subscriber of a Flow Through Share is deemed to be nil and the initial cost to a subscriber of a Class A Share will be equal to the subscription price.** The adjusted cost base of any Class A Shares or Flow Through Shares acquired pursuant to this Offering will generally be the average of the cost of all such shares (including all other Class A Shares held by the holder) for the purpose of calculating capital gains or capital losses on subsequent dispositions of such shares.

One half of any such capital gain (a taxable capital gain) must be included in computing the income of the holder in the year of disposition, and one half of any such capital loss (an allowable capital loss) generally must be applied to reduce taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be applied by the holder to reduce net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act including provisions that apply to corporate holders after an acquisition of control.

A subscriber that is a "Canadian controlled private corporation" (as defined in the Tax Act) will be liable to pay an additional 6⅔% refundable tax on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains.

Cumulative Net Investment Loss

One half of the amount of CEE renounced to a subscriber will increase a subscriber's cumulative net investment loss ("CNIL") (as defined in the Tax Act). Positive CNIL may impact a subscriber's access to the lifetime capital gains deduction available on the disposition of certain qualifying small business corporation shares and farm property.

Minimum Tax

Pursuant to the minimum tax rules in the Tax Act, the tax otherwise payable under Part I of the Tax Act by an individual (other than certain trusts) will not be less than the minimum amount computed by reference to the individual's "adjusted taxable income" for the year. For these purposes the minimum amount generally means the "appropriate percentage" (currently 15.5%) of adjusted taxable income in excess of $40,000. In calculating adjusted taxable income for this purpose, certain deductions and credits otherwise available are disallowed and certain amounts otherwise not taxable are included in income. These disallowed items include deductions for CEE to the extent the deductions exceed the individual's resource income before deduction of those amounts, and deductions for carrying charges which relate to an investment in flow through shares to the extent that such deductions exceed the individual's resource income after deductions for resource expenses, including CEE. Also included in adjusted taxable income are 80% of capital gains. Whether and to what extent a particular individual will be subject to minimum tax will depend upon the amount of the individual's income, the sources from which it is derived and the nature and amount of any deductions that are claimed. Any additional tax payable for a year resulting from the application of the minimum tax provisions is recoverable to the extent the tax otherwise determined exceeds the minimum amount for any of the following seven taxation years.

RELATIONSHIP BETWEEN GALLEON AND CERTAIN UNDERWRITERS

Each of Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is a direct or indirect wholly owned subsidiary of a Canadian chartered bank which is a lender to Galleon pursuant to the Credit Facilities (see Note (1) to the table under "Capitalization of the Corporation"). Accordingly, Galleon may be considered a connected issuer of Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. under applicable securities laws.

As at September 6, 2007, the Corporation was indebted under the Credit Facilities in the aggregate amount of $179.0 million, of which $65.6 million, $36.1 million and $36.1 million were owing to the banks affiliated with Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc., respectively, which will be repaid the amount of $17.7 million, $12.4 million and $12.4 million, respectively, from the proceeds of this Offering. Galleon is in compliance with all material terms of the agreement governing the Credit Facilities and the lenders have not waived any breaches thereof. Neither the financial position of Galleon nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute Class A Shares and Flow-Through Shares offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between Galleon and GMP Securities L.P. on its own behalf and on behalf of the other Underwriters. The banks affiliated with Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, Scotia Capital Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. will receive its respective share of the Underwriters' fee and the bank affiliated with such Underwriters will receive certain proceeds of the Offering from Galleon as a temporary repayment of outstanding indebtedness. .See "Use of Proceeds".

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Class A Shares and Flow-Through Shares offered hereby will be passed upon on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by McCarthy Tétrault LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of McCarthy Tétrault LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Class A Shares. As of the date hereof, the principals of DeGolyer & MacNaughton Canada Limited, the Corporation's independent reserve evaluator, did not beneficially own, directly or indirectly, any securities of Galleon.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for Messrs. John A. Brussa and C. Steven Cohen, a director and the corporate secretary of the Corporation, respectively, who are partners at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Corporation.

RISK FACTORS

An investor should consider carefully the risk factors described under "Risk Factors" in the AIF. In addition, investors should carefully review and consider all other information contained in this short form prospectus before making an investment decision. There can be no assurance that the Corporation's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas. Furthermore, there can be no assurance that the Flow-Through Shares will not be viewed by the CRA or a court as constituting "prescribed shares" for the purposes of the Tax Act. If the Flow-Through Shares are prescribed shares, such shares would not be considered flow-through shares and subscribers will not be entitled to any renunciation of CEE from the Corporation. However, in such circumstances, the shares would not be governed by the rules in the Tax Act deeming flow-through shares to have a cost of nil. Furthermore, there is no guarantee that an amount equal to the aggregate subscription price for the Flow-Through Shares will be expended on or prior to December 31, 2008 as CEE resulting in the deductions described under "Canadian Federal Income Tax Considerations – Canadian Exploration Expense/Flow-Through Shares". If the Corporation does not expend an amount equal to the subscription price for the Flow-Through

Shares so as to incur CEE prior to December 31, 2008, the Corporation shall restate the amount of expenses that it has renounced in favour of the subscribers and the subscribers will be reassessed and will remit the tax benefit from which they would have benefited.

On September 18, 2007, the Alberta Royalty Review Panel released its report providing recommendations on modifications to the Alberta provincial royalty and tax regime. If the recommendations were implemented in their current form, it would negatively impact Galleon's cash flow. The Government of Alberta has announced that it intends to provide a formal response to the report by mid-October. It is not possible to predict at this time which of the recommendations, if any, will be adopted by the Government of Alberta and implemented and therefore what the impact on Galleon will be.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Corporation to which the Corporation is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

The transfer agent and registrar for the Class A Shares is Valiant Trust Company at its principal offices in Calgary and its co-agent in Toronto, BNY Trust Company of Canada, at its principal offices in Toronto.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

Consent of Ernst & Young LLP

We have read the short form prospectus of Galleon Energy Inc. (the "Corporation") dated September 20, 2007 (the "Prospectus") related to the sale and issuance of 1,869,200 Class A shares of the Corporation at a price of $16.05 per share and 1,463,400 Class A shares of the Corporation to be issued as "flow-through" shares at a price of $20.50 per share. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated March 13, 2007.

Calgary, Canada
September 20, 2007

(signed) Ernst & Young LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Date: September 20, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

GALLEON ENERGY INC.

(signed) Steve Sugianto
President and
Chief Executive Officer

(signed) Shivon M. Crabtree
Vice-President, Finance and
Chief Financial Officer

On behalf of the Board of Directors:

(signed) Fred C. Coles
Director

(signed) Brad R. Munro
Director

CERTIFICATE OF THE UNDERWRITERS

Date: September 20, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

GMP SECURITIES L.P.

By: (signed) Peter Verburg

CORMARK SECURITIES INC.

By: (signed) Ryan A. Shay

FIRSTENERGY CAPITAL CORP.

By: (signed) Nicholas J. Johnson

SCOTIA CAPITAL INC.

By: (signed) Brett Undershute

TD SECURITIES INC.

By: (signed) Kasey Fukada

HSBC SECURITIES (CANADA) INC.

By: (signed) Laura McElwain

MAISON PLACEMENTS CANADA INC.

By: (signed) Paul Aitkens

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the 24th day of November, 2007.

BETWEEN:

GALLEON ENERGY INC., a corporation amalgamated under the laws of the Province of Alberta ("**Galleon**")

AND

EXALTA ENERGY INC., a corporation incorporated under the laws of the Province of Alberta ("**ExAlta**")

WHEREAS:

(a) ExAlta proposes to carry out an arrangement under the Act involving ExAlta, the ExAlta Securityholders and Galleon, whereby Galleon will acquire all of the issued and outstanding ExAlta Shares;

(b) The parties intend to carry out the transactions contemplated herein pursuant to an arrangement under the Act;

(c) The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the transactions contemplated herein;

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**Acquisition Proposal**" has the meaning ascribed thereto in section 3.2(b)(i);

(b) "**Act**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9 as from time to time amended or re-enacted, including the regulations promulgated thereunder;

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Agreement as the same may be amended, amended and restated, modified or supplemented at any time or from time to time;

(d) "**Agreement Date**" means the date hereof;

(e) "**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws including the rules, regulations, notices, instruments, blanket orders and policies of the securities regulatory authorities in Canada;

(f) "**Arrangement**" means the arrangement under the provisions of Section 193 of the Act, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or at the direction of the Court in the Final Order;

(g) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement and other related matters to be considered at the ExAlta Meeting;

(h) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the Act to be sent to the Registrar for filing after the Final Order has been made;

(i) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(j) "**Canadian GAAP**" means generally accepted accounting principles in Canada;

(k) "**Class B Shares**" means Class B shares in the capital of Galleon;

(l) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(m) "**Confidentiality Agreement**" means the confidentiality agreement between Galleon and ExAlta dated August 9, 2007;

(n) "**Court**" means the Court of Queen's Bench of Alberta;

(o) "**Documents of Title**" means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which ExAlta's title to and interest in its oil and gas assets are derived;

(p) "**Effective Date**" means the date the Arrangement becomes effective under the Act;

(q) "**Effective Time**" means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(r) "**Employee Amounts**" has the meaning ascribed thereto in section 4.1(t);

(s) "**ExAlta Disclosure Letter**" means the disclosure letter provided by ExAlta dated the Agreement Date;

(t) "**ExAlta Engineer**" has the meaning ascribed thereto in section 4.1(jj);

(u) "**ExAlta Financial Statements**" means the (i) audited comparative financial statements of ExAlta as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon; and (ii) the unaudited interim financial statements of ExAlta as at and for the nine months ended September 30, 2007, together with the notes thereto;

(v) "**ExAlta Meeting**" means the special meeting of ExAlta Securityholders and any adjournment(s) thereof, as ordered by the Interim Order, to consider and, if determined advisable, approve the Arrangement Resolution and related matters;

(w) "**ExAlta Non-Completion Fee**" has the meaning ascribed thereto in section 6.1 hereof;

(x) "**ExAlta Options**" means stock options issued to directors, officers, employees and consultants of ExAlta permitting the holders thereof the right (whether or not vested) to purchase ExAlta Shares;

(y) "**ExAlta Reserve Report**" has the meaning ascribed thereto in section 4.1(jj);

(z) "**ExAlta Rights**" means, collectively, the ExAlta Options and Performance Warrants;

(aa) **"ExAlta Rights Termination Agreements"** means agreements pursuant to which holders of all outstanding ExAlta Rights agree, subject to the condition precedent of the Arrangement becoming effective, to either exercise or terminate and surrender their ExAlta Rights prior to the Effective Time, in form and substance satisfactory to Galleon, acting reasonably;

(bb) **"ExAlta Rightsholders"** means holders of ExAlta Rights;

(cc) **"ExAlta Securityholders"** means ExAlta Shareholders and ExAlta Rightsholders, unless this Agreement is amended or amended and restated as contemplated by section 3.1(ff) hereof, in which case **"ExAlta Securityholders"** shall mean ExAlta Shareholders;

(dd) **"ExAlta Shareholders"** means holders of issued and outstanding ExAlta Shares;

(ee) **"ExAlta Shares"** means common shares in the capital of ExAlta, as constituted on the Agreement Date;

(ff) **"ExAlta Support Agreements"** means agreements between Galleon and each of the ExAlta Support Securityholders pursuant to which the ExAlta Support Securityholders agree to vote the ExAlta Shares beneficially owned or controlled by the ExAlta Support Securityholders in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

(gg) **"ExAlta Support Securityholders"** means those ExAlta Securityholders that have entered into ExAlta Support Agreements;

(hh) **"ExAlta Transaction Costs"** has the meaning ascribed thereto in section 4.1(s);

(ii) **"Final Order"** means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(jj) **"Galleon Disclosure Letter"** means the disclosure letter provided by Galleon dated the Agreement Date;

(kk) **"Galleon Engineer"** has the meaning ascribed thereto in section 4.2(u);

(ll) **"Galleon Financial Statements"** means (i) the audited comparative consolidated financial statements of Galleon as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon; and (ii) the unaudited interim financial statements of Galleon as at and for the nine months ended September 30, 2007, together with the notes thereto;

(mm) **"Galleon Information"** means the information in the form provided by Galleon for inclusion in the Information Circular describing Galleon and its business, operation and affairs;

(nn) **"Galleon Non-Completion Fee"** has the meaning ascribed thereto in section 6.2 hereof;

(oo) **"Galleon Reserve Report"** has the meaning ascribed thereto in section 4.2(u);

(pp) **"Galleon Shares"** means Class A shares in the capital of Galleon;

(qq) **"Galleon Subsidiaries"** means 1175176 Alberta Ltd. and Galleon Energy Partnership;

(rr) **"Information Circular"** means the management information circular and proxy statement of ExAlta to be sent by ExAlta to the ExAlta Securityholders in connection with the ExAlta Meeting;

(ss) **"Interim Order"** means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the ExAlta Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(tt) "**Mailing Date**" means the date that the Information Circular is mailed to ExAlta Securityholders;

(uu) "**Material Adverse Change**" means, in respect of either ExAlta or Galleon, as the case may be, any change in the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of such party or its subsidiaries, which is materially adverse to such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other party hereto prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions; (iv) that results from any announcements relating to or having any effect on ExAlta or Galleon, as the case may be, as a result of any changes or proposed changes to applicable royalty or tax structures as a result of or in connection with the report of the Alberta Royalty Review Panel dated September 18, 2007 or the Alberta Government's response thereto including "The New Royalty Framework" announced October 25, 2007; (v) in the trading price of the ExAlta Shares or the Galleon Shares, respectively, that arises from the announcement of the execution of this Agreement; or (vi) that is a direct result of any matter permitted by this Agreement or consented to in writing by Galleon, in the case of ExAlta, or by ExAlta, in the case of Galleon;

(vv) "**Material Adverse Effect**", in relation to any event or change, means an effect that is, or would reasonably be expected to be, materially adverse to the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of ExAlta or Galleon, as the case may be, and their respective subsidiaries (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions; (iv) that results from any announcements relating to or having any effect on ExAlta or Galleon, as the case may be, as a result of any changes or proposed changes to applicable royalty or tax structures as a result of or in connection with the report of the Alberta Royalty Review Panel dated September 18, 2007 or the Alberta Government's response thereto including "The New Royalty Framework" announced October 25, 2007; (v) in the trading price of the ExAlta Shares or the Galleon Shares, respectively, that arises from the announcement of the execution of this Agreement; or (vi) that is a direct result of any matter permitted by this Agreement or consented to in writing by Galleon, in the case of ExAlta, or by ExAlta, in the case of Galleon;

(ww) "**Option Proceeds**" means the cash proceeds received by ExAlta on or prior to the Effective Time pursuant to the exercise of ExAlta Rights;

(xx) "**Outside Date**" means February 28, 2008;

(yy) "**parties**" means, collectively, Galleon and ExAlta, and "**party**" means any one of them;

(zz) "**Performance Warrants**" means the performance warrants in the capital of ExAlta each of which, subject to certain conditions, entitles the holder to acquire one ExAlta Share at a price equal to $2.25 per ExAlta Share;

(aaa) "**permitted encumbrances**" has the meaning ascribed thereto in sections 4.1(ee) and 4.2(n), as applicable;

(bbb) "**Plan of Arrangement**" means the plan of arrangement set out in Exhibit A hereto as amended, supplemented or restated from time to time in accordance with Article 6 thereof and section 9.1 hereof;

(ccc) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(ddd) "**Regulation Q-27**" means the Autorité des marches financiers (Québec) Regulation Q-27 – Respecting Protection of Minority Securityholders in the Course of Certain Transactions;

(eee) "**Representatives**" means, in respect of either ExAlta or Galleon, such party's officers, directors, employees, advisors, representatives and agents;

(fff) "**Rule 61-501**" means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

(ggg) "**Rules**" means, collectively, Rule 61-501 and Regulation Q-27;

(hhh) "**subsidiary**" has the meaning ascribed thereto in the Act (and shall include all trusts or partnerships directly or indirectly owned by ExAlta or Galleon, as the case may be);

(iii) "**Superior Proposal**" has the meaning ascribed thereto in section 3.2(b)(v)(A);

(jjj) "**Take-Over Proposal**" has the meaning ascribed thereto in section 6.1;

(kkk) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(lll) "**Taxes**" has the meaning ascribed thereto in sections 4.1(qq) and 4.2(w), as applicable;

(mmm) "**TSX**" means the Toronto Stock Exchange; and

(nnn) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Exhibit A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement, the ExAlta Support Agreements, the ExAlta Disclosure Letter and the Galleon Disclosure Letter, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.6 Currency

Except as otherwise indicated, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.8 Knowledge

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a party, such knowledge or awareness consists only of the actual collective knowledge or awareness, as of the Agreement Date, of the senior officers of such party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge; provided that the party making the representation and warranty shall have conducted an actual investigation as to the subject matter relating thereto and the level of such investigation shall be that of a reasonably prudent person investigating a material consideration in the context of a material transaction and the use of such phrase shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has actually been made.

1.9 Disclosure in Writing

References to disclosure in writing herein shall, in the case of disclosure to Galleon, include written disclosure to Galleon or its Representatives, or in the case of disclosure to ExAlta, include written disclosure to ExAlta or its Representatives.

1.10 References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.11 Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.12 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, ExAlta shall apply to the Court pursuant to Section 193 of the Act for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the Act, providing for, among other things, the calling and holding of the ExAlta Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution; and

(b) subject to obtaining all necessary approvals of the ExAlta Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order,

and subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Effective Date

The Arrangement shall become effective on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of ExAlta

ExAlta agrees that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) ExAlta shall conduct its business only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), it shall consult with Galleon in respect of its ongoing business and affairs and keep Galleon apprised of all material developments relating thereto;

(b) ExAlta shall not, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of ExAlta (other than the issuance of ExAlta Shares on exercise of outstanding ExAlta Rights as represented herein); (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) ExAlta shall not, without prior consultation with and the prior written consent of Galleon (such consent not to be unreasonably withheld), directly or indirectly: (i) sell, pledge, dispose of or encumber any assets or enter into any asset swap, farmin or similar arrangement having an individual value in excess of $25,000 or an aggregate value in excess of $100,000, other than production in the ordinary course of business; (ii) expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to capital expenditures (excluding capital expenditures approved in writing by Galleon prior to the Agreement Date and as disclosed in the ExAlta Disclosure Letter); (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) purchase any property or acquire any assets, or enter into any asset swap, farmin or similar arrangement, in each case having a value in excess of $10,000 individually or $50,000 in the aggregate; (vi) other than drawdowns under ExAlta's existing credit facilities

and provided such drawdowns are in compliance with the other provisions of this section 3.1(c) and do not increase the amount of bank debt and working capital of ExAlta to an amount in excess of ExAlta's bank debt and working capital on the Agreement Date plus ExAlta Transaction Costs and Employee Amounts plus an amount equal to the Option Proceeds received by ExAlta on or prior to the Effective Date, incur any indebtedness for borrowed money (other than as provided for in this section), or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances; (vii) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to Galleon prior to the entering into of this Agreement or reflected or reserved against in the ExAlta Financial Statements; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any agreements for the sale of production having a term of more than 30 days; (xii) enter into any employment, consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) other than severance or other termination payments (which severance or termination payments shall not exceed, in the aggregate, $2.5 million), ExAlta shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided;

(e) ExAlta shall not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase to any employees; (iii) take any action with respect to the amendment or grant of any retention, severance or termination pay policies or arrangement for any directors, officers or employees; (iv) advance any loan to any officer, director or any other party not at arm's length to ExAlta; or (v) take any action with respect to the grant of any new, or any amendment to any existing, arrangements for severance, termination or retention pay with any officer or employee arising from the Arrangement or a change of control of ExAlta or otherwise, or with respect to any increase of benefits payable under its current severance, termination or retention pay policies;

(f) ExAlta shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, incentive or share purchase plan (including, without limitation, any ExAlta Rights), fund, plan or arrangement for the benefit of employees, except as is necessary: (i) to comply with the law or with respect to existing provisions of any such plans, programs, arrangement or agreements; or (ii) to provide for the acceleration of ExAlta Rights or the termination thereof prior to the Effective Time;

(g) ExAlta shall use its commercially reasonable efforts to cause, effective at the Effective Time, the resignation of each of the directors and officers of ExAlta (other than those agreed to by Galleon), and to cause each of such directors and officers to provide mutual releases in favour of ExAlta and Galleon, conditional on closing of the Arrangement (which releases shall contain exceptions for indemnity agreements currently in place, copies of which shall have been provided to Galleon, and directors' and officers' insurance arrangements) and effective on the Effective Date, each in form and substance satisfactory to Galleon and ExAlta, each acting reasonably, and to fill the resulting vacancies with designees of Galleon and ExAlta shall cooperate with Galleon to provide an orderly transition of control and management of ExAlta;

(h) ExAlta shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i) ExAlta shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(j) ExAlta will use its commercially reasonable efforts to ensure that all holders of ExAlta Rights enter into ExAlta Rights Termination Agreements prior to five Business Days before the Mailing Date and ExAlta shall make no amendments to outstanding ExAlta Rights other than to permit the acceleration of the right of exercise thereunder;

(k) ExAlta shall not take any action, that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(l) ExAlta shall promptly notify Galleon in writing of: (i) any material change (actual, anticipated or, to the knowledge of ExAlta, contemplated or threatened, financial or otherwise) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights, or liabilities, whether contractual or otherwise, of ExAlta (other than any change or effect that is excepted out of the definitions of Material Adverse Change or Material Adverse Effect in section 1.1 hereof), or (ii) of any change that would render any representation or warranty provided by ExAlta in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and ExAlta shall in good faith discuss with Galleon any change in circumstances (actual, anticipated or to the knowledge of ExAlta contemplated or threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Galleon pursuant to this provision;

(m) ExAlta shall use its commercially reasonable efforts to obtain the consent of its bankers and landlord to the transactions contemplated hereby and provide the same to Galleon prior to the Effective Date;

(n) ExAlta will within two (2) Business Days of ExAlta receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "**Assessment**"), deliver to Galleon a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of ExAlta on the assumption that such Assessment is valid and binding;

(o) ExAlta shall use its commercially reasonable efforts to fulfill or cause fulfillment of the conditions set forth in sections 5.1 and 5.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of ExAlta;

(p) ExAlta shall file as provided herein and diligently proceed with and prosecute an application to the Court under the Act for an Interim Order with respect to the matters pertaining to the Arrangement on terms acceptable to Galleon and ExAlta, acting reasonably;

(q) ExAlta shall, upon the Interim Order being granted, forthwith carry out the terms of the Interim Order to the extent applicable to ExAlta;

(r) subject to compliance by Galleon with section 3.3(f), ExAlta shall mail as soon as practicable and in any event on or before January 8, 2008 (or such other date as Galleon and ExAlta may agree to) the Information Circular to the ExAlta Securityholders and other persons required by the Interim Order;

(s) ExAlta shall, on or before February 8, 2008 (or such other date as Galleon and ExAlta may agree to), convene the ExAlta Meeting and distribute copies of this Agreement (or a written summary thereof prepared by ExAlta in form and substance acceptable to Galleon, acting reasonably), in each case as ordered by the Interim Order;

(t) ExAlta shall solicit proxies to be voted at the ExAlta Meeting in favour of the matters to be considered at such meeting, including the Arrangement Resolution;

(u) ExAlta shall provide notice to Galleon of the ExAlta Meeting and allow Galleon's representatives to attend such meeting;

(v) ExAlta shall instruct its registrar and transfer agent to provide to Galleon upon request information as to the results of proxies received in respect of voting at the ExAlta Meeting on the Arrangement;

(w) ExAlta shall conduct the ExAlta Meeting in accordance with the Interim Order, the by-laws of ExAlta and any instrument governing such meeting, as applicable, and as otherwise required by Applicable Laws;

(x) subject to compliance by Galleon with section 3.3(f), ExAlta will prepare (in consultation with Galleon), file and distribute to ExAlta Securityholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by Applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, ExAlta will ensure that the Information Circular provides ExAlta Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Galleon Information in the Information Circular in the form approved by Galleon and shall include, without limitation, (i) the financial statements in respect of prior acquisitions, if any, made by ExAlta that are required to be included therein in accordance with Applicable Laws prepared in accordance with Applicable Laws; (ii) the unanimous (with Fred Coles abstaining) determination of the board of directors of ExAlta that the Arrangement is fair, from a financial point of view, to ExAlta Securityholders, is in the best interests of ExAlta and ExAlta Securityholders, and include the unanimous (with Fred Coles abstaining) recommendation of the board of directors of ExAlta that the ExAlta Securityholders vote in favour of the Arrangement; and (iii) the fairness opinion of ExAlta's financial advisor that the consideration to be received under the Arrangement is fair, from a financial point of view, to ExAlta Shareholders; provided that, notwithstanding the covenant of ExAlta in this section, prior to the completion of the Arrangement, the board of directors of ExAlta may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to Galleon), such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of ExAlta and the board of directors shall have complied with the provisions of sections 3.2 and 6.1 (including that ExAlta shall have paid the ExAlta Non-Completion Fee to Galleon) and shall have terminated this Agreement pursuant to Section 9.2(c)(vi) hereof;

(y) ExAlta shall indemnify and save harmless Galleon and the directors, officers and agents of Galleon from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Galleon, or any director, officer or agent thereof, may be subject or which Galleon, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular (other than arising solely from or based solely upon any misrepresentation or alleged misrepresentation in the Galleon Information);

(z) ExAlta shall, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(aa) ExAlta shall forthwith carry out the terms of the Final Order to the extent applicable to ExAlta and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(bb) except for proxies and other non-substantive communications with shareholders, ExAlta will furnish promptly to Galleon or Galleon's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by ExAlta in connection with: (i) the Arrangement; (ii) the ExAlta Meeting;

(iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(cc) ExAlta will make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of ExAlta in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(dd) ExAlta will furnish promptly to Galleon or Galleon's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of ExAlta or any third party compliant, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect ExAlta or it subsidiaries or their respective properties or assets in a material way;

(ee) ExAlta shall promptly advise Galleon of the number of ExAlta Shares for which ExAlta receives notices of dissent or written objections to the Arrangement or notices to appear in connection with application for the Final Order and provide Galleon with copies of such notices and written objections; and

(ff) if ExAlta Rights Termination Agreements have been entered into by all ExAlta Rightsholders prior to the Mailing Date, if requested by Galleon, ExAlta and Galleon shall enter into an amendment or amendment and restatement of this Agreement and the Plan of Arrangement to delete provisions in the Plan of Arrangement relating to the termination of ExAlta Rights (such termination to occur pursuant to the ExAlta Rights Termination Agreements).

3.2 Non-Solicitation

(a) ExAlta shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any of its Representatives on its behalf), if any, with any parties conducted before the Agreement Date with respect to any Acquisition Proposal (as hereinafter defined) and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with ExAlta relating to an Acquisition Proposal and shall use reasonable commercial efforts to ensure that such requests are honoured.

(b) From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement, ExAlta shall not, directly or indirectly, do or authorize or permit any of its Representatives to, directly or indirectly, do, any of the following:

(i) solicit, facilitate, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, facilitate or encourage any inquiry or communication or the making of any proposal or offer to ExAlta or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from ExAlta or its shareholders of any securities of ExAlta (other than on exercise of currently outstanding ExAlta Rights); (ii) any acquisition of a significant amount of assets of ExAlta; (iii) an amalgamation, arrangement, merger, or consolidation involving ExAlta; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving ExAlta or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Galleon under this Agreement or the Arrangement (any such inquiry or proposal in respect of any of the foregoing being an "**Acquisition Proposal**");

(ii) enter into or participate in any negotiations or discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or

otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of ExAlta under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, ExAlta and its Representatives may:

(v) engage in or participate in negotiations or discussions with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by ExAlta or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Galleon as set out below), may furnish to such third party information concerning ExAlta and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal to ExAlta which the board of directors of ExAlta determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are reasonably likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for ExAlta Shareholders in comparison to the Arrangement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of ExAlta, that the taking of such action is necessary for the board of directors of ExAlta in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or discussions with such third party, ExAlta provides prompt notice to Galleon to the effect that it is furnishing information to or entering into or participating in negotiations or discussions with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Galleon, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, ExAlta shall notify Galleon orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Galleon, copies of all information provided to such party and all other information reasonably requested by Galleon) within 24 hours of the receipt thereof, shall keep Galleon informed of the status and details of any such inquiry, offer or proposal and answer Galleon's questions with respect thereto; and

(C) ExAlta provides to Galleon in writing the determination of the board of directors of ExAlta promptly upon determining that the Acquisition Proposal, if completed, would constitute a Superior Proposal;

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its shareholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of ExAlta shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by section 3.2(c) and after receiving the advice of outside counsel as reflected in the minutes of the board of directors of ExAlta, that the taking of such action is necessary for the board of directors of ExAlta in discharge of its fiduciary duties under Applicable Laws and ExAlta complies with its obligations set forth in section 3.2(c) and terminates this Agreement in accordance with section 9.2(c)(vi) and concurrently therewith pays the amount required by section 6.1 to Galleon.

(c) If ExAlta receives a Superior Proposal, ExAlta shall give Galleon, orally and in writing, at least two Business Days advance notice of any decision by the board of directors of ExAlta to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such two Business Day period, ExAlta agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such two Business Day period ExAlta shall and shall cause its financial and legal advisors to, negotiate in good faith with Galleon and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable ExAlta to proceed with the Arrangement as amended rather than the Superior Proposal. In the event that Galleon proposes to amend this Agreement and the Arrangement to provide that the ExAlta Shareholders shall receive a value per ExAlta Share equal to or greater than the value per ExAlta Share provided in the Superior Proposal and so advises ExAlta prior to the expiry of such two Business Day period, the board of directors of ExAlta shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Galleon agrees that all information that may be provided to it by ExAlta with respect to any Superior Proposal pursuant hereto shall be treated as if it were "Confidential Information" as provided pursuant to the terms of the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) ExAlta shall ensure that the officers, directors and employees of ExAlta and any investment bankers and other advisers and representatives retained by ExAlta are aware of the provisions of this section 3.2, and ExAlta shall be responsible for any breach of this section 3.2 by such officers, directors, employees, investment bankers, advisers and representatives.

3.3 Covenants of Galleon

Galleon agrees that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Galleon shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) split, combine or reclassify any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b) Galleon will furnish promptly to ExAlta or ExAlta's counsel any requests from any governmental or regulatory authority for any material third party complaint, investigation or hearing (or investigations

indicating the same may be contemplated) relating to Galleon if it could reasonably be expected to have a Material Adverse Effect on Galleon;

(c) Galleon shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(d) Galleon shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Arrangement;

(e) Galleon shall use its commercially reasonable efforts to obtain listing of the Galleon Shares issuable pursuant to the Arrangement on the TSX as of the Effective Date;

(f) Galleon will assist ExAlta in the preparation of the Information Circular and provide to ExAlta, in a timely and expeditious manner, all information as may be required by Applicable Law with respect to Galleon for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable ExAlta to meet the standard referred to in section 3.1(x) with respect to Galleon;

(g) Galleon shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(h) Galleon shall promptly notify ExAlta in writing of: (i) any Material Adverse Change in respect of Galleon (or any condition, event or development involving a prospective change that might result in a Material Adverse Change or have a Material Adverse Effect to Galleon); or (ii) any change that would render any representation or warranty provided by Galleon in this Agreement which change is or may be of such a nature to render any representation or warranty misleading in any material respect and Galleon shall in good faith discuss with ExAlta any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Galleon threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to ExAlta pursuant to this provision;

(i) Galleon shall use its commercially reasonable efforts to obtain, if required, the consent of its bankers to the transactions contemplated hereby and provide the same to ExAlta prior to the Effective Date;

(j) Galleon shall use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in sections 5.1 and 5.2 as soon as reasonably possible to the extent that the fulfillment of the same is in the control of Galleon;

(k) Galleon will assist ExAlta in filing, proceeding with and diligently prosecuting an application to the Court for the Interim Order and will forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to Galleon provided that nothing shall require Galleon to consent to any modification of this Agreement, the Arrangement or Galleon's obligations hereunder or thereunder;

(l) Galleon shall indemnify and save harmless ExAlta and the directors, officers and agents of ExAlta from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which ExAlta, or any director, officer or agent thereof, may be subject or which ExAlta, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Galleon Information contained in the Information Circular;

(m) Galleon will make all necessary filings and applications under Canadian federal and provincial and U.S. federal laws and regulations required to be made on the part of Galleon in connection with the transactions

contemplated herein (such that the Galleon Shares issued in connection with the Arrangement are not, subject to compliance with the provisions of section 2.6 of National Instrument 45-102, subject to a restricted period or hold period by Canadian and U.S. holders of ExAlta Shares other than by control persons or affiliates) and shall take all reasonable action necessary to be in material compliance with such laws and regulations;

(n) Galleon agrees that ExAlta shall be entitled to secure directors' and officers' liability insurance for ExAlta's present and former directors and officers, covering claims made prior to and within four years after the Effective Date and on a "trailing" or "run-off" basis, which has scope and coverage substantially equivalent in scope and coverage to that provided by ExAlta's current directors' and officers' insurance policy. Galleon agrees to maintain such insurance in place and agrees not to take any action, or to cause ExAlta to take any action, to terminate such directors' and officers' liability insurance or any indemnity agreements in favour of current directors and officers of ExAlta in place prior to the date hereof and in the form disclosed to Galleon prior to the date hereof. Alternatively, Galleon may notify ExAlta prior to the Effective Date that such coverage is to be provided under Galleon's officer's and directors' liability insurance, provided such insurance has scope and coverage substantially equivalent in scope and coverage to that provided by ExAlta's current directors' and officers' insurance policy, in which case the foregoing shall apply *mutatis mutandis* to Galleon's coverage in respect thereof. The provisions of this section 3.3(l) are intended for the benefit of present and former directors and officers of ExAlta, as and to the extent applicable in accordance with its terms, and shall be enforceable by each of such persons and their respective heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and ExAlta and any successor to ExAlta shall hold the rights and benefits under this section in trust for and on behalf of the Third Party Beneficiaries and ExAlta hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries and which rights are in addition to and not in substitution for any other rights the Third Party Beneficiaries may have by contract or otherwise.

3.4 Mutual Covenants

From the date hereof until the Effective Date, each of ExAlta and Galleon will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement,

and each of ExAlta and Galleon will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of its obligations under this section 3.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Galleon and ExAlta, subject in all cases to the Confidentiality Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of ExAlta

ExAlta represents and warrants to and in favour of Galleon as follows and acknowledges that Galleon is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Each of ExAlta and 1053638 Alberta Ltd. ("**1053638**") is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to carry on its business as it is now being conducted and is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on ExAlta;

(b) ExAlta has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation by ExAlta of the transactions contemplated hereby have been duly authorized by ExAlta's board of directors and no other corporate proceedings on the part of ExAlta are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the ExAlta Securityholders, as required by the Interim Order and obtaining director approval for the Information Circular); this Agreement has been duly executed and delivered by ExAlta and constitutes the legal, valid and binding obligation of ExAlta enforceable against ExAlta in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) other than as set forth in the ExAlta Disclosure Letter, neither the execution and delivery of this Agreement by ExAlta, the consummation by ExAlta of the transactions contemplated hereby nor compliance by ExAlta with any of the provisions hereof will: (i) subject to receipt of the consent of ExAlta's bankers to the Arrangement and related transactions, violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of ExAlta under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of ExAlta, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which ExAlta is a party or to which its properties or assets may be subject or by which ExAlta is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to ExAlta (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have any Material Adverse Effect on ExAlta and would not have a material adverse effect on the ability of Galleon and ExAlta to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on ExAlta;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to ExAlta's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by ExAlta in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would have a Material Adverse Effect on ExAlta and would not have a material adverse effect on the ability of Galleon and ExAlta to consummate the transactions contemplated hereby;

(e) ExAlta has authorized share capital of an unlimited number of ExAlta Shares and an unlimited number of preferred shares issuable in series and, as at the Agreement Date, ExAlta had issued and outstanding: (i) no

more than 35,621,068 ExAlta Shares, (ii) ExAlta Options entitling the holders to acquire not more than 3,260,000 ExAlta Shares at exercise prices ranging from $1.00 to $6.35 held by those persons and as set forth in the ExAlta Disclosure Letter; and (iii) 100,000 Performance Warrants; and, except as aforesaid, there are no outstanding shares of ExAlta or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of ExAlta or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by ExAlta of any shares of ExAlta (including ExAlta Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of ExAlta, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Galleon; and all outstanding ExAlta Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all ExAlta Shares issuable upon exercise of outstanding ExAlta Rights in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) ExAlta has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by ExAlta were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and ExAlta has not filed any confidential material change reports which continue to be confidential;

(g) since December 31, 2006, except as has been publicly disclosed: (i) there has been no Material Adverse Change in respect of ExAlta (or any condition, event or development involving a prospective change that would reasonably be expected to result in a Material Adverse Change to, or have a Material Adverse Effect on, ExAlta); (ii) ExAlta has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to ExAlta has been incurred other than in the ordinary and normal course of business;

(h) the data and information in respect of ExAlta and its subsidiary and their assets, reserves, liabilities, business and operations (taken as a whole) provided by ExAlta or its advisors to Galleon or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(i) other than as set forth in the ExAlta Disclosure Letter, there are no actions, suits, proceedings or inquiries, including, to the knowledge of ExAlta, pending or threatened against or affecting ExAlta or its subsidiary, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would have a Material Adverse Effect on ExAlta, or may have a Material Adverse Effect on ExAlta or have a material adverse effect on the ability of ExAlta and Galleon to consummate the transactions contemplated hereby;

(j) the ExAlta Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of ExAlta at the dates thereof and the results of the operations of ExAlta for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of ExAlta as at the dates thereof;

(k) other than as set forth in the ExAlta Disclosure Letter, as at the date hereof, there are no material contracts or agreements to which ExAlta is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which ExAlta will, or may reasonably be expected to, result in a requirement of ExAlta to expend more than an aggregate of $250,000 or receive or be entitled to receive revenue of more than $500,000 in either case in the next 12 months, or is out of the ordinary course of business of ExAlta or any of its subsidiaries, shall be considered to be material;

(l) ExAlta does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any of its employees, officers, directors or shareholders other than ExAlta's share option plan and ExAlta's benefit plan, and has made no agreements or promises with respect to any such plans;

(m) other than as set forth in the ExAlta Disclosure Letter, ExAlta does not have in place or in effect any employment agreements, consulting agreements or other change of control agreements which provide for a payment accruing as a result of the Arrangement or other change of control of ExAlta and the ExAlta Disclosure Letter sets forth a list of all severance amounts, consulting contract termination obligations and/or retention bonuses that may be payable by ExAlta and ExAlta does not have any consulting agreements that are not terminable on more than one month's notice;

(n) ExAlta does not have any currently outstanding hedges, swaps or other financial instruments or like transactions;

(o) ExAlta has no subsidiaries and ExAlta is not affiliated with, nor is it a holding corporation of, any other body corporate or other entity other than 1053638 which is inactive and does not carry on any business other than owning seismic in the Alexis area having a value of approximately $300,000 and has no other material assets or liabilities and ExAlta beneficially owns all of the outstanding shares and other securities of and other interests in 1053638 and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities or other interests of 1053638 or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any other unissued shares, securities (including convertible securities) or warrants of 1053638;

(p) ExAlta has conducted and is conducting its business in accordance with good oilfield practices and ExAlta has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not reasonably be expected to have a Material Adverse Effect on ExAlta; the assets of each of ExAlta and its subsidiaries operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by ExAlta and any of its subsidiaries except where the failure to so comply would not have a Material Adverse Effect on ExAlta;

(q) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of ExAlta, no such proceeding is, to the knowledge of ExAlta, pending, contemplated or threatened and ExAlta is not in default of any requirement of any securities laws, rules or policies applicable to ExAlta or its securities;

(r) other than as set forth in the ExAlta Disclosure Letter, ExAlta has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. has been retained as ExAlta's exclusive financial advisors in connection with certain matters, including the transactions contemplated hereby and ExAlta has delivered to Galleon current copies of all agreements between ExAlta and its financial advisors which could give rise to the payment of any fees to such financial advisors;

(s) ExAlta reasonably estimates that all transaction costs (the "**ExAlta Transaction Costs**") (including all legal, financial, engineering, accounting and other advisors of ExAlta and any other costs and expenses of

ExAlta of the transaction contemplated hereby), other than Employee Amounts, will not exceed $1.15 million;

(t) ExAlta reasonably estimates that the aggregate of amounts ("**Employee Amounts**") payable by ExAlta under any obligations or liabilities of ExAlta to pay any amount to its officers, directors, employees or consultants other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of ExAlta to officers, employees or consultants for severance, (assuming all such officers, employees and consultants are terminated at the Effective Time) termination or bonus payments on the change of control of ExAlta or pursuant to ExAlta's severance policy, will not exceed $2.5 million;

(u) there are no accrued bonuses payable to any officers, directors or employees of ExAlta;

(v) the board of directors of ExAlta has unanimously (with Fred Coles abstaining) endorsed the Arrangement and approved this Agreement, has, based on the opinion of its financial advisor, unanimously (with Fred Coles abstaining) determined that the Arrangement is fair, from a financial point of view, to holders of the ExAlta Shares and has resolved to unanimously (with Fred Coles abstaining) recommend approval of the Arrangement by ExAlta Securityholders;

(w) ExAlta has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by ExAlta which have not automatically expired by their terms;

(x) ExAlta, taken as a whole, currently holds less than U.S. $10 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S. $25 million in its most recently completed fiscal year;

(y) ExAlta is not a party to and, prior to the Effective Date, ExAlta will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire ExAlta Shares or other securities of ExAlta or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement, other than the Employee Amounts and pursuant to the terms of ExAlta Options;

(z) to the knowledge of ExAlta, none of the ExAlta Shares are the subject of any escrow, voting trust or other similar agreement;

(aa) other than as set forth in the ExAlta Disclosure Letter, ExAlta does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures that have not yet been fully expended and renounced as at the date hereof and reflected in the ExAlta Financial Statements;

(bb) ExAlta has authorizations for expenditures and other like commitments in an amount not in excess of $6.110 million and all such authorizations and commitments are set forth in the ExAlta Disclosure Letter;

(cc) to the knowledge of ExAlta, all accounts receivable in any material amount of ExAlta are collectible, subject to any provisions for bad debts as set forth in the ExAlta Financial Statements;

(dd) as at December 31, 2006, ExAlta had available for deduction against future taxable income, the tax pools as set forth in the ExAlta Disclosure Letter;

(ee) the properties and assets of ExAlta are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its banker as security for its bank credit facility and capital leases (copies of which have been provided to Galleon prior to the Agreement Date) and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties ("**permitted encumbrances**")) and other than permitted encumbrances, it has not done any act or suffered or permitted any action to be done whereby any person has acquired or may

acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(ff) although it does not warrant title, ExAlta is not aware of any defects, failures or impairments in the titles to its oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the ExAlta Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(gg) ExAlta has made available to Galleon all Documents of Title and other documents and agreements in its possession and requested by Galleon affecting the title of ExAlta and its subsidiaries to their oil and gas properties;

(hh) ExAlta is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on its or its subsidiaries' properties or assets that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to its and its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on ExAlta;

(ii) to the knowledge of ExAlta (after due inquiry):

(i) ExAlta has all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on ExAlta;

(ii) ExAlta's assets and the ownership, operation, development, maintenance and use thereof are in compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on ExAlta;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of ExAlta have been reported to the appropriate governmental entity to the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on ExAlta; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by ExAlta or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on ExAlta;

(jj) ExAlta made available to GLJ Petroleum Consultants Ltd. (the "**ExAlta Engineer**") prior to issuance of the ExAlta Engineer's report in respect of ExAlta's oil and natural gas reserves effective December 31, 2006 (the "**ExAlta Reserve Report**") for the purposes of preparing the ExAlta Reserve Report, all information requested by the ExAlta Engineer and all information material to an adequate determination of ExAlta's oil

and gas reserves and, to the knowledge of ExAlta, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)); ExAlta has no knowledge of any material adverse change in any information provided to the ExAlta Engineer since the dates that such information was provided and ExAlta believes that the ExAlta Engineering Report reasonably represents, in all material respects, the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of ExAlta as at December 31, 2006 based upon information available at the time the ExAlta Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in ExAlta's oil and natural gas reserves and assets from those described in the ExAlta Engineering Report, except as may have occurred through production or asset sales and provided that the foregoing representation and warranty does not relate or extend to any changes that may result to the ExAlta Reserve Report or the reserves or net present value of reserves stated therein as a result of changes that may result from any changes or proposed changes to the royalty or tax structures as a result of the Alberta Royalty Review Panel's recommendations or the Alberta Government's response thereto including "The New Royalty Framework" announced October 25, 2007;

(kk) the minute books, books of account and other records of ExAlta have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(ll) ExAlta is a "reporting issuer" in material compliance with all applicable securities laws of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the outstanding ExAlta Shares are listed on the TSX and ExAlta is in material compliance with the by-laws, policies and rules of such exchange;

(mm) as of the date of this Agreement, the ExAlta Shares are a class of securities not registered or required to be registered pursuant to Section 12 of the *United States Securities and Exchange Act of 1934*, as amended, and no other class of ExAlta securities are so registered or required to be registered;

(nn) ExAlta is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act;

(oo) the principal offices of ExAlta are not located within the United States;

(pp) to the knowledge of ExAlta, after due inquiry, ExAlta is not required to be registered as an investment company under the *United States Investment Company Act of 1940*, as amended;

(qq) for purposes of this section 4.1, the following definitions shall apply:

(i) **"Taxes"** shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, custom duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which ExAlta is required to pay, withhold or collect; and

(ii) **"Returns"** shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(rr) other than as set forth in the ExAlta Disclosure Letter, all Returns required to be filed by or on behalf of ExAlta have been duly filed on a timely basis and such Returns are true, complete and correct in all

material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, to the knowledge of ExAlta, no other Taxes are payable by ExAlta with respect to items or periods covered by such Returns;

(ss) ExAlta has paid or provided adequate accruals in the ExAlta Financial Statements for the period ended September 30, 2007 for Taxes, including income taxes and related future taxes, in conformity with Canadian GAAP;

(tt) no material deficiencies exist or have been asserted with respect to Taxes; ExAlta is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against ExAlta or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of ExAlta; other than audits in respect of issuances of flow-through ExAlta Shares, the Returns of ExAlta have never been audited by a government or taxing authority, nor is any such audit in process, or to the knowledge of ExAlta, or pending or threatened which resulted in or could result in a reassessment of Taxes owing by ExAlta or an adjustment to ExAlta's tax pools;

(uu) ExAlta has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority; ExAlta has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law; ExAlta has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by ExAlta;

(vv) to the knowledge of ExAlta, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and, to the knowledge of ExAlta, there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets;

(ww) no director, officer, employee, insider or other non-arm's length party to ExAlta (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of ExAlta that will be effective after the Effective Date;

(xx) no director, officer, employee, insider of ExAlta or other non-arm's length party to ExAlta is indebted to ExAlta;

(yy) except as set forth in the ExAlta Disclosure Letter, ExAlta is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates, except for amounts due as reimbursement for ordinary business expenses incurred within the previous 90 days;

(zz) except as set forth in the ExAlta Disclosure Letter, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which ExAlta is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of ExAlta in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of ExAlta from engaging in its business or from competing with any person or in any geographic area;

(aaa) ExAlta does not have any rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings, under any agreements to purchase or sell that have not closed;

(bbb) to the knowledge of ExAlta, ExAlta has not withheld from Galleon any material information or documents concerning ExAlta or any of its assets or liabilities during the course of Galleon's review of ExAlta and its assets;

(ccc) ExAlta is not a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business and to officers and directors pursuant to ExAlta's by-laws and standard indemnity agreements, pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature and indemnities contained in flow-through subscription agreements), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation;

(ddd) the policies of insurance in force at the date hereof naming ExAlta as an insured are in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(eee) as at September 30, 2007 and at the Agreement Date, ExAlta's net debt including current and non-current capital lease obligations, bank debt and working capital does not exceed $45.63 million; and

(fff) ExAlta has not negotiated any Acquisition Proposal (as defined in section 6.1 hereof) with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of ExAlta in relation to any proposed, possible or actual Acquisition Proposal to any person who has not entered into a confidentiality agreement on substantially the same terms as the Confidentiality Agreement and which contain "standstill" and other confidentiality provisions. ExAlta has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. ExAlta has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by ExAlta.

4.2 Representations and Warranties of Galleon

Galleon represents and warrants to and in favour of ExAlta as follows and acknowledges that ExAlta is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of Galleon and the Galleon Subsidiaries is duly incorporated, amalgamated or formed under the laws of its jurisdiction of incorporation, amalgamation or formation and has the requisite corporate, trust or partnership, as the case may be, power and capacity to carry on its business as it is now being conducted. Each of Galleon and the Galleon Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Galleon;

(b) Galleon has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement by Galleon and the consummation by Galleon of the transactions contemplated hereby have been duly authorized by Galleon's board of directors and no other corporate proceedings on the part of Galleon are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Galleon Information); this Agreement has been duly executed and delivered by Galleon and constitutes the legal, valid and binding obligation thereof enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by Galleon, the issuance of the Galleon Shares pursuant to the Arrangement, the consummation by Galleon of the transactions contemplated hereby nor compliance by Galleon with any of the provisions hereof will: (i) subject to receipt of the consent of Galleon's bankers to the Arrangement and related transactions (if required), violate, conflict with, or result

in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Galleon or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of Galleon, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Galleon is a party or to which its properties or assets, may be subject or by which Galleon is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Galleon (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have any Material Adverse Effect on Galleon and would not have a material adverse affect on the ability of Galleon and ExAlta to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Galleon;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Galleon's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Galleon in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Galleon and would not have a material adverse effect on the ability of Galleon and ExAlta to consummate the transactions contemplated hereby;

(e) Galleon has authorized share capital of an unlimited number of Galleon Shares, an unlimited number of Class B Shares and an unlimited number of first preferred shares, issuable in series, and, as at November 21, 2007, Galleon had issued and outstanding: (i) 63,215,552 Galleon Shares and 922,500 Class B Shares; (ii) 6,070,950 Galleon Shares issuable pursuant to options granted pursuant to Galleon's share option plan; and (iii) Galleon Shares issuable pursuant to the terms of the Class B Shares and, except as aforesaid, there are no outstanding shares of Galleon or options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Galleon of any shares of Galleon (including Galleon Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Galleon, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Galleon; and all outstanding Galleon Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(f) Galleon has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Galleon, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Galleon has not filed any confidential material change reports which continue to be confidential;

(g) Galleon does not have any subsidiaries other than the Galleon Subsidiaries and 1244419 Alberta Ltd. (which does not have any material assets or liabilities); Galleon directly or indirectly beneficially owns all of the outstanding shares and other securities or interests in each of the Galleon Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Galleon Subsidiaries;

(h) since December 31, 2006, except as has been publicly disclosed there has been no Material Adverse Change in respect of Galleon (or any condition, event or development involving a prospective change that

would reasonably be expected to result in Material Adverse Change or have a Material Adverse Effect on Galleon);

(i) the data and information in respect of Galleon, its assets, reserves, liabilities, business and operations (taken as a whole) provided by Galleon or its advisors to ExAlta or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(j) other than as set forth in the Galleon Disclosure Letter, there are no actions, suits, proceedings or inquiries, including, to the knowledge of Galleon, pending or threatened against or affecting Galleon or the Galleon Subsidiaries, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would have a Material Adverse Effect on Galleon, or may have a Material Adverse Effect on Galleon or have a material adverse effect on the ability of ExAlta and Galleon to consummate the transactions contemplated hereby;

(k) the Galleon Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of Galleon and its subsidiaries, on a consolidated basis, at the dates thereof and the results of the operations of Galleon and its subsidiaries, on a consolidated basis, for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Galleon and its subsidiaries on a consolidated basis as at the dates thereof;

(l) each of Galleon and the Galleon Subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not reasonably be expected to have a Material Adverse Effect on Galleon; the assets of Galleon and the Galleon Subsidiaries operated and maintained by them are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by them except where the failure to so comply would not have a Material Adverse Effect on Galleon;

(m) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Galleon, no such proceeding is, to the knowledge of Galleon, pending, contemplated or threatened and Galleon is not in default of any requirement of any securities laws, rules or policies applicable to Galleon or its securities other than as set forth in the Galleon Disclosure Letter;

(n) Galleon's and the Galleon Subsidiaries' properties and assets are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its bankers as security for its bank credit facilities and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties (**"permitted encumbrances"**)) and other than permitted encumbrances, none of them has done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has any of them done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(o) Galleon is not aware of any defects, failures or impairments in the titles to any of the Galleon Subsidiaries' oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the

Galleon Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(p) the board of directors of Galleon have reserved and allotted a sufficient number of Galleon Shares as are issuable pursuant to the Arrangement and subject to the terms and conditions of the Arrangement such Galleon Shares will be validly issued as fully paid and non-assessable to previous holders of ExAlta Shares pursuant to the Arrangement;

(q) the minute books, books of account and other records of Galleon and the Galleon Subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(r) Galleon is a "reporting issuer" in material compliance with all applicable securities laws of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the outstanding Galleon Shares are listed on the TSX and Galleon is in material compliance with the by-laws, policies and rules of such exchange;

(s) Galleon is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any work, repairs, construction, or capital expenditures on the properties or assets of Galleon or the other Galleon Subsidiaries that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Galleon or the Galleon Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on Galleon;

(t) to the knowledge of Galleon (after due inquiry):

(i) each of Galleon and the other Galleon Subsidiaries has all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on Galleon:

(ii) each of Galleon and the Galleon Subsidiaries' assets and the ownership, operation, development, maintenance and use thereof are in compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Galleon;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of each of Galleon and the Galleon Subsidiaries have been reported to the appropriate governmental entity to the extent required by environmental laws and have been disclosed in writing to ExAlta prior to the date hereof, except where such failure to report would not result in a Material Adverse Effect on Galleon; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Galleon and the Galleon Subsidiaries or in which any of them has an interest or which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on Galleon;

(u) Galleon made available to DeGolyer and MacNaughton Canada Limited (the "**Galleon Engineer**") prior to issuance of the Galleon Engineer's report in respect of Galleon's oil and natural gas reserves effective December 31, 2006 (the "**Galleon Reserve Report**") for the purposes of preparing the Galleon Reserve Report, all information requested by the Galleon Engineer and all information material to an adequate determination of Galleon's oil and gas reserves and, to the knowledge of Galleon, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)); Galleon has no knowledge of any material adverse change in any information provided to the Galleon Engineer since the dates that such information was provided and Galleon believes that the Galleon Reserve Report reasonably represents, in all material respects, the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Galleon as at December 31, 2006 based upon information available at the time the Galleon Reserve Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Galleon's oil and natural gas reserves and assets from those described in the Galleon Reserve Report, except as may have occurred through production or asset sales and provided that the foregoing representation and warranty does not relate or extend to any changes that may result to the ExAlta Reserve Report or the reserves or net present value of reserves stated therein as a result of changes that may result from any changes or proposed changes to the royalty or tax structures as a result of the Alberta Royalty Review Panel's recommendations or the Alberta Government's response thereto including "The New Royalty Framework" announced October 25, 2007;

(v) to the knowledge of Galleon, Galleon has not withheld from ExAlta any material information or documents concerning Galleon or its assets or liabilities during the course of ExAlta's review of Galleon and its assets;

(w) for purposes of this section 4.2, the following definitions shall apply:

(i) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, custom duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which ExAlta is required to pay, withhold or collect; and

(ii) "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(x) all Returns required to be filed by or on behalf of Galleon have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, to the knowledge of ExAlta, no other Taxes are payable by Galleon with respect to items or periods covered by such Returns;

(y) Galleon has paid or provided adequate accruals in the Galleon Financial Statements for the period ended September 30, 2007 for Taxes, including income taxes and related future taxes, in conformity with Canadian GAAP;

(z) no material deficiencies exist or have been asserted with respect to Taxes; Galleon is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Galleon or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Galleon; the Returns of Galleon have never been audited by a government or taxing authority, nor is any such audit in process, or to the knowledge of Galleon, or pending or threatened which resulted in or could result in a reassessment of Taxes owing by Galleon or an adjustment to Galleon's tax pools;

(aa) Galleon has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority; Galleon has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law; Galleon has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Galleon; and

(bb) to the knowledge of Galleon, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and, to the knowledge of Galleon, there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to January 8, 2008, the Interim Order shall have been granted in form and substance satisfactory to each of Galleon and ExAlta, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to ExAlta and Galleon, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the ExAlta Shareholders and ExAlta Securityholders on or prior to the Outside Date, in form and substance satisfactory to each of Galleon and ExAlta, acting reasonably, duly approving the Arrangement in accordance with the Interim Order, the Rules and the rules or requirements of the TSX;

(c) on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to Galleon and ExAlta, acting reasonably;

(d) the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Galleon and ExAlta, acting reasonably;

(e) the Effective Date shall be on or prior to the Outside Date;

(f) either: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; (ii) a "no action letter" satisfactory to each of Galleon and ExAlta, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Galleon and ExAlta, acting reasonably; or (iii) the relevant waiting period in Section 123 of the Competition Act shall have expired or been waived and, in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(g) all required regulatory, governmental and third party approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Galleon and ExAlta, each acting reasonably, including, without limitation, conditional approval for listing of Galleon Shares issuable pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(h) receipt of the consent of ExAlta's bankers to the Arrangement and the consummation thereof on a basis acceptable to Galleon and ExAlta, each acting reasonably; and

(i) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of ExAlta on the one hand and Galleon on the other hand and may be asserted by ExAlta and by Galleon regardless of the circumstances and may be waived by ExAlta and Galleon in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which ExAlta or Galleon may have. If any of such conditions shall not be complied with or waived as aforesaid on or before the Outside Date or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, a party hereto may rescind and terminate this Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by such rescinding party hereto.

5.2 Conditions to Obligations of ExAlta

The obligation of ExAlta to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Galleon shall have provided the Galleon Information to be included in the Information Circular (including any required pro forma financial information) on or before December 31, 2007;

(b) each of the covenants, acts and undertakings of Galleon to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Galleon in all material respects;

(c) Galleon shall have furnished ExAlta with:

(i) certified copies of the resolutions duly passed by the board of directors of Galleon approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions duly passed by the board of directors of Galleon conditionally allotting the aggregate number of Galleon Shares that may be required to be issued in accordance with the terms of this Agreement upon the Arrangement taking effect;

(d) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties made by Galleon in this Agreement shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as

of such time (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and Galleon shall have complied in all material respects with its covenants in this Agreement and ExAlta shall have received a certificate to that effect dated the Effective Date from the President and Chief Executive Officer of Galleon and another senior officer thereof acceptable to ExAlta, acting reasonably, acting solely on behalf of Galleon and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and ExAlta shall have no knowledge to the contrary;

(e) there shall not have occurred any Material Adverse Change in respect of Galleon; and

(f) the directors of Galleon shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Galleon to permit the consummation of the Arrangement.

The conditions in this section 5.2 are for the exclusive benefit of ExAlta and may be asserted by ExAlta regardless of the circumstances or may be waived by ExAlta in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which ExAlta may have. If any of such conditions shall not be complied with or waived by ExAlta on or before the Outside Date or the date required for the performance thereof, if earlier, then subject to section 5.4 hereof, ExAlta may rescind and terminate this Agreement by written notice to Galleon in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by ExAlta.

5.3 Conditions to Obligations of Galleon

The obligation of Galleon to consummate the transactions contemplated hereby, and in particular the issue of Galleon Shares is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts, covenants and undertakings of ExAlta to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by ExAlta in all material respects;

(b) ExAlta shall have furnished Galleon with:

(i) certified copies of the resolutions duly passed by the board of directors of ExAlta approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the ExAlta Meeting and recommending that ExAlta Securityholders vote in favour of the Arrangement; and

(ii) certified copies of the Arrangement Resolution, duly passed at the ExAlta Meeting, approving the Arrangement in accordance with the Interim Order, the Rules and the rules or requirements of the TSX;

(c) ExAlta shall have mailed the Information Circular and other documentation required in connection with the ExAlta Meeting on or before January 8, 2008 unless the failure to meet such deadline is due to the failure of Galleon to meet the condition set forth in section 5.2(a) hereof;

(d) receipt of the consent of Galleon's bankers to the Arrangement and the consummation thereof on a basis acceptable to Galleon, acting reasonably;

(e) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties made by ExAlta in this Agreement shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and ExAlta shall have complied in all material respects with its covenants in this Agreement and Galleon shall have received a certificate to that effect dated the Effective Date of the Chairman and Chief Executive Officer of ExAlta

and another senior officer thereof acceptable to Galleon, acting reasonably, acting solely on behalf of ExAlta and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Galleon shall have no knowledge to the contrary;

(f) the board of directors of ExAlta shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) in a manner materially adverse to Galleon or the completion of the Arrangement;

(g) holders of not greater than 5% of the outstanding ExAlta Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

(h) each of the directors and officers of ExAlta (other than those agreed to by Galleon) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) together with mutual releases in favour of ExAlta and Galleon, conditional on closing of the Arrangement and effective on the Effective Date, each in form and substance and on such terms as are satisfactory to Galleon, acting reasonably;

(i) ExAlta shall have incurred on or prior to December 31, 2007 any outstanding obligations to incur Canadian exploration expenditures that have not been fully incurred as of the Agreement Date;

(j) there shall not have occurred any Material Adverse Change in respect of ExAlta;

(k) immediately prior to the effective time of the Arrangement, Galleon shall be satisfied there shall not be more than 35,621,068 ExAlta Shares outstanding (prior to the exercise of any ExAlta Rights) and 38,981,068 ExAlta Shares outstanding (assuming the exercise of all ExAlta Rights) and Galleon shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, ExAlta Shares; and

(l) the directors of ExAlta shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by ExAlta to permit the consummation of the Arrangement.

The conditions described in this section 5.3 are for the exclusive benefit of Galleon and may be asserted by Galleon regardless of the circumstances or may be waived by Galleon in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Galleon may have. If any of such conditions shall not be complied with or waived by Galleon on or before the Outside Date or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, Galleon may rescind and terminate this Agreement by written notice to ExAlta in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by Galleon.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of ExAlta and Galleon shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b) If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement (as further provided for herein) provided that prior to the filing of the Articles of Arrangement for the purpose

of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three (3) Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the Act to give effect to the Arrangement.

ARTICLE 6
NON-COMPLETION FEE

6.1 Non-Completion Fee Payable by ExAlta

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a) the board of directors of ExAlta (i) fails to recommend that holders of ExAlta Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof in a manner adverse to the Arrangement or to Galleon, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof upon request from time to time by Galleon to do so;

(b) the board of directors of ExAlta shall have recommended that holders of ExAlta Shares deposit their ExAlta Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal other than the Arrangement;

(c) ExAlta accepts, recommends, approves or enters into an agreement with respect to a Take-Over Proposal (other than this Agreement or a confidentiality agreement contemplated by section 3.2(b)(v) hereof) prior to completion of the Arrangement;

(d) prior to the date of the ExAlta Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of ExAlta Shares or to ExAlta and: (i) at the date of the ExAlta Meeting such Take-Over Proposal shall not have expired or been withdrawn; and (ii) the Arrangement is not approved by ExAlta Securityholders at the ExAlta Meeting; or

(e) ExAlta or its Representatives shall have taken any action or have failed to take any action that results in ExAlta being in breach of any of its covenants, agreements, representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of ExAlta or materially impede the completion of the Arrangement, and ExAlta fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Galleon (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

ExAlta shall pay an amount equal to $3.5 million plus G.S.T. (the "**ExAlta Non-Completion Fee**"), in immediately available funds to or to an account designated by Galleon within three (3) Business Days after the first to occur of one of the events described above. On the date of the earliest event described above in this section 6.1, ExAlta shall be deemed to hold such sum in trust for Galleon. For greater certainty, the ExAlta Non-Completion Fee shall only be required to be paid to Galleon once pursuant to the foregoing provisions.

For the purpose of this section 6.1, "**Take-Over Proposal**" means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding ExAlta Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving ExAlta, or any proposal, offer or agreement to acquire 20% or more of the assets of ExAlta.

6.2 Non Completion Fee Payable by Galleon

If at any time after the date hereof and prior to termination hereof, Galleon shall have taken any action or have failed to take any action that results in Galleon being in breach of any of its covenants, agreements, representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Galleon or materially impede the completion of the Arrangement, and Galleon fails to cure such breach within three (3) Business Days after receipt of written notice thereof from ExAlta (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Galleon shall pay an amount equal to $3.5 million plus G.S.T. (the "**Galleon Non-Completion Fee**"), in immediately available funds to ExAlta or to an account designated by ExAlta within three (3) Business Days of the first to occur of the events described above. On the date of the earliest event described above in this section 6.2, Galleon shall be deemed to hold such sum in trust for ExAlta. For greater certainty, the Galleon Non Completion Fee shall only be required to be paid to ExAlta once pursuant to the foregoing provisions.

6.3 Liquidated Damages

ExAlta and Galleon acknowledge and agree that all of the payment amounts set out in sections 6.1 and 6.2 are payments of liquidated damages which are a genuine pre estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
TRANSITIONAL PROVISIONS

7.1 Transitional Provisions

In connection with the implementation of the Arrangement, ExAlta shall cooperate with Galleon to provide an orderly transition of control. To the extent that it is not restricted from doing so pursuant to confidentiality or other restrictions (which it will use reasonable commercial efforts to obtain a waiver or consent from) ExAlta shall provide access to its offices to officers and employees of Galleon during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of ExAlta shall consult with the officers of Galleon (as they may reasonably request) in respect of the day-to-day operations of ExAlta. ExAlta shall provide to Galleon information which will allow Galleon, subject to the Confidentiality Agreement, to enable Galleon to efficiently integrate the business and affairs of ExAlta with Galleon on completion of the Arrangement and in connection therewith shall permit:

(a) Galleon and its representatives to have reasonable access to ExAlta's premises, field operations, records, computer systems and employees;

(b) Galleon and its representatives to interview employees of ExAlta for the purpose of determining which employees will be retained after completion of the Arrangement; and

(c) Galleon and its representatives to be informed of the operations of ExAlta to ensure compliance with section 3.1 hereof.

ARTICLE 8
NOTICES

8.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) Galleon, addressed to:

500, 311 - 6th Avenue S.W.
Calgary, Alberta
T2P 3H2

Attention: Steve Sugianto, President and Chief Executive Officer
Telecopier: (403) 262-5561

with a copy to:

Burnet Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: C. Steven Cohen
Telecopier: (403) 260-0330

(b) ExAlta, addressed to:

Suite 1900, 520 - 5th Avenue S.W.
Calgary, Alberta
T2P 3R7

Attention: James S. Blair
Telecopier: (403) 206-2409

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary Alberta
T2P 4K7

Attention: William S. Osler
Fax: (403) 265-7219

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
AMENDMENT AND TERMINATION OF AGREEMENT

9.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the ExAlta Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases the number of Galleon Shares to be received by ExAlta Shareholders pursuant to the Arrangement without approval by the ExAlta Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2 Termination

(a) This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual written agreement of Galleon and ExAlta without further action on the part of the shareholders of ExAlta;

(b) Notwithstanding any other rights contained herein, Galleon may terminate this Agreement upon written notice to ExAlta if:

  (i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Galleon, acting reasonably, or has not been granted on or prior to January 8, 2008, or, if issued, has been set aside or modified in a manner unacceptable to Galleon, acting reasonably, on appeal or otherwise;

  (ii) the Arrangement is not approved by the ExAlta Securityholders in accordance with the terms of the Interim Order, the Rules and the rules or requirements of the TSX on or before the Outside Date;

  (iii) the Final Order has not been granted in form and substance satisfactory to Galleon, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Galleon, acting reasonably, on appeal or otherwise;

  (iv) the Arrangement has not become effective on or before the Outside Date;

  (v) the ExAlta Non-Completion Fee is payable in accordance with section 6.1 hereof;

  (vi) the Galleon Non-Completion Fee is payable in accordance with section 6.2 hereof and is paid by Galleon;

  (vii) the board of directors of ExAlta changes, withdraws or modifies its unanimous (with Fred Coles abstaining) recommendation to ExAlta Securityholders to vote in favour of the Arrangement in a manner materially adverse to completion of the Arrangement;

(viii) a Material Adverse Change in respect of ExAlta shall have occurred after the Agreement Date;.

(ix) ExAlta shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on ExAlta or on the ability of ExAlta and Galleon to consummate the transactions contemplated hereby (except where such breach is itself the result of a material breach or non-performance by Galleon of any of its representations, warranties or covenants) and ExAlta fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Galleon (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(x) upon a right of termination of this Agreement by Galleon arising pursuant to section 5.1 or 5.3 hereof.

(c) Notwithstanding any other rights contained herein, ExAlta may terminate this Agreement upon written notice to Galleon if;

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to ExAlta, acting reasonably, or has not been granted on or prior to January 8, 2008 or if issued, has been set aside or modified in a manner unacceptable to ExAlta, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the ExAlta Securityholders in accordance with the terms of the Interim Order, the Rules and the rules or requirements of the TSX on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to ExAlta, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to ExAlta, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Galleon Non-Completion Fee is payable in accordance with section 6.2 hereof;

(vi) the ExAlta Non-Completion Fee is payable in accordance with section 6.1 hereof and is paid by ExAlta;

(vii) a Material Adverse Change in respect of Galleon shall have occurred after the Agreement Date;

(viii) Galleon shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on Galleon or on the ability of Galleon and ExAlta to consummate the transactions contemplated hereby (except where such breach is itself the result of a material breach or non-performance by ExAlta of any of its representations, warranties or covenants) and Galleon fails to cure such breach within three (3) Business Days after receipt of written notice thereof from ExAlta (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(ix) upon a right of termination of this Agreement by ExAlta arising pursuant to sections 5.1 and 5.2 hereof.

(d) If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to ExAlta or Galleon, as the case may be, or their agents. Except for the obligations set forth in sections 6.1, 6.2, 10.3 and 10.5 hereof (provided in the case of sections 6.1 and 6.2, the right of payment (in the case of section 6.1(d), being the public announcement or making of such Take-Over Proposal) arose prior to the termination of this Agreement) which shall survive

any termination of this Agreement and continue in full force and effect, no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

10.2 Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

10.3 Privacy Matters

(a) For the purposes of this section 10.3, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) **"applicable privacy laws"** means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) **"authorized authority"** means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) **"Personal Information"** means information about an individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties' obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a *bona fide* need to access to such information in order to complete the Arrangement.

(g) Each party shall promptly notify the other parties of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the other parties shall forthwith cease all use of the Personal Information acquired by such other parties in connection with this Agreement and will return to the requesting party or, at the requesting party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

10.4 Disclosure

Each party shall receive the prior consent, not to be unreasonably withheld, of the other parties prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if a party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other parties as to the wording of such disclosure prior to its being made.

10.5 Costs

Except as contemplated herein (including section 6.1 and section 6.2 hereof), each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby except in respect of the application relating hereto under the Competition Act which will be paid as to 100% by Galleon.

10.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8 Time of Essence

Time shall be of the essence of this Agreement.

10.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta (except those relating to conflict of laws principles). Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

10.10 Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.11 Counterparts

This Agreement may be executed in counterparts and may be executed by facsimile or other electronic means, and each of such counterparts shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

GALLEON ENERGY INC.

Per: (signed) *"Glenn R. Carley"*

Per: (signed) *"Shivon M. Crabtree"*

EXALTA ENERGY INC.

Per: (signed) *"James S. Blair"*

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as from time to time amended or re-enacted, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the agreement dated November 24, 2007, between Galleon and ExAlta with respect to the Arrangement and all amendments thereto;

(d) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been made;

(e) "**business day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta, are not generally open for business;

(f) "**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or , if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(g) "**Court**" means the Court of Queen's Bench of Alberta;

(h) "**Depositary**" means Computershare Investor Services Inc. or such other person as may be designated by Galleon and its officers set out in the Letter of Transmittal;

(i) "**Dissent Rights**" means the right of a ExAlta Shareholder and ExAlta Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(j) "**Dissenting Optionholders**" means holders of ExAlta Options who validly exercise the rights of dissent exercised to them under the Interim Order in respect of ExAlta Options;

(k) "**Dissenting Securityholders**" means Dissenting Shareholders and Dissenting Optionholders;

(l) "**Dissenting Shareholders**" means registered ExAlta Shareholders who validly exercise the rights of dissent provided to them under the Interim Order in respect of ExAlta Shares;

(m) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

(n) "**Effective Time**" means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(o) "**ExAlta**" means ExAlta Energy Inc., a corporation under the ABCA;

(p) **"ExAlta Options"** means stock options issued to directors, officers, employees and consultants of ExAlta permitting the holders thereof the right (whether or not vested) to purchase ExAlta Shares and **"ExAlta Optionholders"** means holders of ExAlta Options;

(q) **"ExAlta Shares"** means the common shares in the capital of ExAlta and **"ExAlta Shareholders"** means the holders from time to time of ExAlta Shares; and

(r) **"Final Order"** means the order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(s) **"Galleon"** means Galleon Energy Inc., a corporation amalgamated under the ABCA;

(t) **"Galleon Shares"** means Class A shares in the capital of Galleon;

(u) **"Holder"** means a registered holder of ExAlta Shares immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing ExAlta Shares duly endorsed for transfer to such person in accordance with the provision set forth in the Letter of Transmittal;

(v) **"Information Circular"** means the information circular and proxy statement to be prepared by ExAlta and forwarded as part of the proxy solicitation materials to holders of ExAlta Shares and ExAlta Options in respect of the Meeting;

(w) **"Interim Order"** means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) **"Letter of Transmittal"** means the letter of transmittal accompanying the Information Circular sent to the holders of ExAlta Shares pursuant to which holders of ExAlta Shares are required to deliver certificates representing ExAlta Shares;

(y) **"Meeting"** means the special meeting of holders of ExAlta Shares and ExAlta Options to be held to consider the Arrangement and related matters, and any adjournment thereof;

(z) **"Registrar"** means the Registrar appointed under Section 263 of the ABCA;

(aa) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of ExAlta Shares; (ii) the holders of ExAlta Options; (iii) Galleon; and (iv) ExAlta.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the ExAlta Shares and ExAlta Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Galleon (free of any claims), and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as shareholders or optionholders of ExAlta other than the right to be paid the fair value of their ExAlta Shares or ExAlta Options, as the case may be, in accordance with Article 4;

(b) subject to Sections 5.5 and 5.6, each issued and outstanding ExAlta Share (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, sold, assigned and transferred to Galleon (free of any claims) and each Holder thereof shall be entitled to receive from Galleon in exchange for each such ExAlta Share, 0.118 Galleon Shares; and

(c) each ExAlta Option shall terminate and cease to represent the right to acquire a ExAlta Share or any other security of ExAlta.

3.2 With respect to each Holder (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of ExAlta Shares for Galleon Shares pursuant to Section 3.1(b):

(i) such former Holder shall be added to the register of holders of Galleon Shares;

(ii) such Holder shall cease to be a holder of the ExAlta Shares so exchanged and the name of such Holder shall be removed from the register of holders of ExAlta Shares as it relates to the ExAlta Shares so exchanged; and

(iii) Galleon shall become the holder of the ExAlta Shares so exchanged and shall be added to the register of holders of ExAlta Shares.

3.3 A holder of ExAlta Shares who has exchanged ExAlta Shares for Galleon Shares under the Arrangement shall be entitled to make an income tax election, pursuant to subsection 85(1) and 85(2) of the Tax Act

as applicable (and the analogous provisions of provincial income tax law, if applicable), with respect to the exchange by the holder of ExAlta Shares for Galleon Shares by providing two signed copies of the necessary election forms to Galleon within 90 days following the Effective Date, duly completed with the details of the number of ExAlta Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of ExAlta Shares within 30 days after the receipt thereof by ExAlta for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Galleon will not be responsible for the proper completion and filing of any election form and, except for the obligation of Galleon to so sign and return election forms which are received by Galleon within 90 days of the Effective Date, Galleon will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of ExAlta Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Galleon may choose to sign and return an election form received by it more than 90 days following the Effective Date, but Galleon will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of ExAlta Shares and each holder of ExAlta Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of ExAlta Shares or ExAlta Options, as the case may be, and shall only be entitled to be paid the fair value of the Dissenting Securityholder's ExAlta Shares or ExAlta Options, as the case may be, by Galleon. A Dissenting Securityholder who is paid the fair value of the Dissenting Securityholder's ExAlta Shares or ExAlta Options, as the case may be, shall be deemed to have transferred the Dissenting Securityholder's ExAlta Shares or ExAlta Options, as the case may be, to Galleon at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the Dissenting Securityholder's ExAlta Shares or ExAlta Options, as the case may be, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of ExAlta Shares or ExAlta Options, as the case may be, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the ExAlta Shares or ExAlta Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of ExAlta Shares and ExAlta Options at the Meeting; but in no event shall ExAlta or Galleon be required to recognize such Dissenting Securityholder as a shareholder or optionholder of ExAlta or Galleon after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing ExAlta Shares under the Arrangement shall represent only the right to receive the consideration to which the Holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the ExAlta Shares represented by such certificates.

5.2 Galleon shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Holder of a duly completed Letter of Transmittal and the certificates representing such ExAlta Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former Holder at the address specified in the Letter of Transmittal; or

(b) if requested by such Holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Holder,

certificates representing the number of Galleon Shares, issued to such Holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding ExAlta Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Galleon and ExAlta and their respective transfer agents, which bond is in form and substance satisfactory to each of the Galleon and ExAlta and their respective transfer agents, or shall otherwise indemnify the Galleon and ExAlta and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All dividends or other distributions made with respect to any Galleon Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing ExAlta Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Holder of such shares to receive Galleon Shares (and any dividends or other distributions thereon). In such case, such Galleon Shares shall be returned to Galleon for cancellation and any dividends or other distributions in respect of Galleon Shares shall be returned to Galleon.

5.6 No certificates representing fractional Galleon Shares shall be issued under this Arrangement. In lieu of any fractional Galleon Share, each previous Holder of ExAlta Shares otherwise entitled to a fractional interest in an Galleon Share will receive the nearest whole number of Galleon Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 Galleon and ExAlta may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by both parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of ExAlta Shares and ExAlta Options, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Galleon or ExAlta at any time prior to or at the Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Galleon and ExAlta may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Galleon, provided that it concerns a matter which, in the reasonable opinion of Galleon, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of ExAlta Shares.

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the 11th day of March, 2008.

BETWEEN:

GALLEON ENERGY INC., a corporation amalgamated under the laws of the Province of Alberta ("**Galleon**")

AND

ADAMANT ENERGY INC., a corporation incorporated under the laws of the Province of Alberta ("**Adamant**")

WHEREAS:

(a) Adamant proposes to carry out an arrangement under the Act involving Adamant, the Adamant Securityholders and Galleon, whereby Galleon will acquire all of the issued and outstanding Adamant Shares;

(b) The parties intend to carry out the transactions contemplated herein pursuant to an arrangement under the Act;

(c) The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the transactions contemplated herein;

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**Acquisition Proposal**" has the meaning ascribed thereto in section 3.2(b)(i);

(b) "**Act**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9 as from time to time amended or re-enacted, including the regulations promulgated thereunder;

(c) "**Adamant Confidentiality Agreement**" means the confidentiality agreement between Adamant and Galleon dated September 20, 2007 in respect of disclosure of information by Adamant to Galleon;

(d) "**Adamant Disclosure Letter**" means the disclosure letter provided by Adamant dated the Agreement Date;

(e) "**Adamant Engineer**" has the meaning ascribed thereto in section 4.1(jj);

(f) "**Adamant Financial Statements**" means the unaudited comparative consolidated financial statements of Adamant as at and for the year ended December 31, 2007 (in the form provided to Galleon prior to the Agreement Date) and the audited comparative consolidated financial statements of Adamant as at and for the year ended December 31, 2006, together in each case with the notes thereto;

(g) **"Adamant Meeting"** means the annual and special meeting of Adamant Securityholders and any adjournment(s) thereof, as ordered by the Interim Order, to among other things consider and, if determined advisable, approve the Arrangement Resolution and related matters and any adjournments thereof;

(h) **"Adamant Non-Completion Fee"** has the meaning ascribed thereto in section 6.1 hereof;

(i) **"Adamant Options"** means stock options issued to directors, officers, employees and consultants of Adamant (whether or not vested) permitting the holders thereof the right to purchase Adamant Shares;

(j) **"Adamant Reserve Report"** has the meaning ascribed thereto in section 4.1(jj);

(k) **"Adamant Rights"** means, collectively, the Adamant Options and Performance Warrants;

(l) **"Adamant Rights Termination Agreements"** means agreements pursuant to which holders of all outstanding Adamant Rights agree, subject to the condition precedent of the Arrangement becoming effective, to either exercise or terminate and surrender their Adamant Rights prior to the Effective Time, in form and substance satisfactory to Galleon, acting reasonably, and provided that such agreements shall not provide for payments in excess of the Option Payment Amounts or, in the case of "out-of-the-money" Adamant Options, the Nominal Option Amounts;

(m) **"Adamant Securityholders"** means Adamant Shareholders and holders of Adamant Options, unless this Agreement is amended or amended and restated as contemplated by section 3.1(ee) hereof, in which case **"Adamant Securityholders"** shall mean Adamant Shareholders;

(n) **"Adamant Shareholders"** means holders of issued and outstanding Adamant Shares;

(o) **"Adamant Shares"** means common shares in the capital of Adamant, as constituted on the Agreement Date;

(p) **"Adamant Subsidiaries"** means 1144915 Alberta Ltd. and Adamant Energy Partnership;

(q) **"Adamant Support Agreements"** means agreements between Galleon and each of the Adamant Support Securityholders pursuant to which the Adamant Support Securityholders agree to vote the Adamant Shares beneficially owned or controlled by the Adamant Support Securityholders in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

(r) **"Adamant Support Securityholders"** means those Adamant Securityholders that have entered into Adamant Support Agreements;

(s) **"Adamant Transaction Costs"** has the meaning ascribed thereto in section 4.1(s);

(t) **"Agreement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to this Agreement as the same may be amended, amended and restated, modified or supplemented at any time or from time to time;

(u) **"Agreement Date"** means the date hereof;

(v) **"Applicable Laws"** means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws including the rules, regulations, notices, instruments, blanket orders and policies of the securities regulatory authorities in Canada;

(w) **"Arrangement"** means the arrangement under the provisions of section 193 of the Act, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or at the direction of the Court in the Final Order;

(x) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement and other related matters to be considered at the Adamant Meeting;

(y) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the Act to be sent to the Registrar for filing after the Final Order has been made;

(z) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(aa) "**Canadian GAAP**" means generally accepted accounting principles in Canada;

(bb) "**Class B Shares**" means Class B shares in the capital of Galleon;

(cc) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(dd) "**Court**" means the Court of Queen's Bench of Alberta;

(ee) "**Documents of Title**" means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Adamant's title to and interest in its oil and gas assets are derived;

(ff) "**Effective Date**" means the date the Arrangement becomes effective under the Act;

(gg) "**Effective Time**" means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(hh) "**Employee Amounts**" has the meaning ascribed thereto in section 4.1(t);

(ii) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(jj) "**Galleon Confidentiality Agreement**" means the confidentiality agreement between Galleon and Adamant dated February 25, 2008 in respect of disclosure of information by Galleon to Adamant;

(kk) "**Galleon Engineer**" has the meaning ascribed thereto in section 4.2(p);

(ll) "**Galleon Financial Statements**" means the audited comparative consolidated financial statements of Galleon as at and for the year ended December 31, 2007, together with the notes thereto and the auditors' report thereon;

(mm) "**Galleon Information**" means the information in the form provided by Galleon for inclusion in the Information Circular describing Galleon and its business, operation and affairs;

(nn) "**Galleon Non-Completion Fee**" has the meaning ascribed thereto in section 6.2 hereof;

(oo) "**Galleon Reserve Report**" has the meaning ascribed thereto in section 4.2(p);

(pp) "**Galleon Shares**" means Class A shares in the capital of Galleon;

(qq) "**Galleon Subsidiaries**" means 1175176 Alberta Ltd., Galleon Energy Partnership and ExAlta Energy Inc.;

(rr) "**Information Circular**" means the management information circular and proxy statement of Adamant to be sent by Adamant to the Adamant Securityholders in connection with the Adamant Meeting;

(ss) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Adamant Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(tt) "**Mailing Date**" means the date that the Information Circular is mailed to Adamant Securityholders;

(uu) "**Material Adverse Change**" means, in respect of either Adamant or Galleon, as the case may be, any change in the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of such party or its subsidiaries, which is materially adverse to such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other party hereto prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions; (iv) that results from any announcements relating to or having any effect on Adamant or Galleon, as the case may be, as a result of any changes or proposed changes to applicable royalty or tax structures as a result of or in connection with the report of the Alberta Royalty Review Panel dated September 18, 2007 or the Alberta Government's response thereto including "The New Royalty Framework" announced October 25, 2007 or any subsequent modifications, changes or clarifications thereto; (v) in the trading price of the Galleon Shares that arises from the announcement of the execution of this Agreement or as a result of the transactions contemplated herein; or (vi) that is a direct result of any matter permitted by this Agreement or consented to in writing by Galleon, in the case of Adamant, or by Adamant, in the case of Galleon;

(vv) "**Material Adverse Effect**", in relation to any event or change, means an effect that is, or would reasonably be expected to be, materially adverse to the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of Adamant or Galleon, as the case may be, and its subsidiaries (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions; (iv) that results from any announcements relating to or having any effect on Adamant or Galleon, as the case may be, as a result of any changes or proposed changes to applicable royalty or tax structures as a result of or in connection with the report of the Alberta Royalty Review Panel dated September 18, 2007 or the Alberta Government's response thereto including "The New Royalty Framework" announced October 25, 2007 or any subsequent modifications, changes or clarifications thereto; (v) in the trading price of the Galleon Shares that arises from the announcement of the execution of this Agreement or as a result of the transactions contemplated herein; or (vi) that is a direct result of any matter permitted by this Agreement or consented to in writing by Galleon, in the case of Adamant, or by Adamant, in the case of Galleon;

(ww) "**NGP**" means Natural Gas Partners VII, L.P.;

(xx) "**NGP Agreements**" means, collectively: (i) the Voting and Shareholders Agreement; (ii) the Pre-Emptive Rights Agreement; (iii) the registration rights agreement effective July 22, 2005 among Adamant, NGP, Spindrift CB and Spindrift Investors; and (iv) the Reimbursement and Indemnification Agreement;

(yy) "**Nominal Option Amounts**" means an amount not in excess of $14,150 in the aggregate paid in consideration for the termination and surrender of Adamant Options that are "out-of-the-money";

(zz) "**Option Payment Amounts**" means an amount paid in consideration for termination and surrender of Adamant Options not in excess of, in respect of each Adamant Option, the amount calculated as the difference between: (i) the product of $17.05 multiplied by the Exchange Ratio (as defined in the Plan of Arrangement); less (ii) the exercise price of the applicable Adamant Option;

(aaa) "**Outside Date**" means May 30, 2008;

(bbb) "**parties**" means, collectively, Galleon and Adamant, and "**party**" means any one of them;

(ccc) "**Performance Warrants**" means the performance warrants of Adamant each of which, subject to certain conditions, entitles the holder to acquire one Adamant Share at a price equal to $1.25 per Adamant Share;

(ddd) "**permitted encumbrances**" has the meaning ascribed thereto in section 4.1(ee);

(eee) "**Plan of Arrangement**" means the plan of arrangement set out in Exhibit A hereto as amended, supplemented or restated from time to time in accordance with Article 6 thereof and section 9.1 hereof;

(fff) "**Pre-Emptive Rights Agreement**" means the pre-emptive right and further assurances agreement effective July 22, 2005 among NGP, Adamant, Spindrift CB and Spindrift Investors;

(ggg) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(hhh) "**Reimbursement and Indemnification Agreement**" means the reimbursement and indemnification agreement made as of July 22, 2005 between Adamant and NGP;

(iii) "**Representatives**" means, in respect of either Adamant or Galleon, such party's officers, directors, employees, advisors, representatives and agents;

(jjj) "**Spindrift CB**" means Spindrift CB, L.L.C.;

(kkk) "**Spindrift Investors**" means Spindrift Investors (Bermuda) L.P.;

(lll) "**subsidiary**" has the meaning ascribed thereto in the Act (and shall include all trusts or partnerships directly or indirectly owned by Adamant or Galleon, as the case may be);

(mmm) "**Superior Proposal**" has the meaning ascribed thereto in section 3.2(b)(v)(A);

(nnn) "**Take-Over Proposal**" has the meaning ascribed thereto in section 6.1;

(ooo) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(ppp) "**Taxes**" has the meaning ascribed thereto in sections 4.1(qq) or 4.2(v), as applicable;

(qqq) "**TSX**" means the Toronto Stock Exchange;

(rrr) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

(sss) "**Voting and Shareholders Agreement**" means the voting and shareholders agreement made as of July 22, 2005 among various persons including NGP, Spindrift CP and Spindrift Investors.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement",

"hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Exhibit A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the parties is not a day of business in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a business day in such place.

1.5 Entire Agreement

This Agreement, the Galleon Confidentiality Agreement, the Adamant Confidentiality Agreement, the Adamant Support Agreements and the Adamant Disclosure Letter, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.6 Currency

Except as otherwise indicated, all sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.8 Knowledge

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a party, such knowledge or awareness consists only of the actual knowledge or awareness, as of the Agreement Date, of the senior officers of such party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge; provided that the party making the representation and warranty shall have conducted an actual investigation as to the subject matter relating thereto and the level of such investigation shall be that of a reasonably prudent person investigating a material consideration in the context of a material transaction and the use of such phrase shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has actually been made.

1.9 Disclosure in Writing

References to disclosure in writing herein shall, in the case of disclosure to Galleon, include written disclosure to Galleon or its Representatives, or in the case of disclosure to Adamant, include written disclosure to Adamant or its Representatives.

1.10 References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.11 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, Adamant shall apply to the Court pursuant to section 193 of the Act for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under section 193(4) of the Act, providing for, among other things, the calling and holding of the Adamant Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution, on terms acceptable to the parties, acting reasonably; and

(b) subject to obtaining all necessary approvals of the Adamant Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order, on terms acceptable to the parties, acting reasonably, and shall diligently prosecute an application for the Final Order,

and, upon issuance of the Final Order and subject to fulfillment or waiver of the conditions set forth in Article 5, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Effective Time

The Arrangement shall become effective at the Effective Time.

ARTICLE 3
COVENANTS

3.1 Covenants of Adamant

Adamant agrees that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Adamant shall conduct its business only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), it shall consult with Galleon in respect of its ongoing business and affairs and keep Galleon apprised of all material developments relating thereto;

(b) Adamant shall not, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities other than Nominal Option Payments and Option Payment Amounts; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Adamant (other than the issuance of Adamant Shares on exercise of outstanding Adamant Rights as represented herein); (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities other than in connection with the Adamant Rights Termination Agreements; (v) split, combine or

reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing other than the Adamant Rights Termination Agreements;

(c) Adamant shall not, without prior consultation with and the prior written consent of Galleon (such consent not to be unreasonably withheld), directly or indirectly: (i) sell, pledge, dispose of or encumber any assets or enter into any asset swap, farmout or similar arrangement having an individual or an aggregate value in excess of $100,000, other than production in the ordinary course of business; (ii) expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to capital expenditures (excluding capital expenditures approved in writing by Galleon prior to the Agreement Date and as disclosed in the Adamant Disclosure Letter); (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) purchase any property or acquire any assets, or enter into any asset swap, farmin or similar arrangement, in each case having a value in excess of $10,000 individually or $50,000 in the aggregate; (vi) other than (A) drawdowns under Adamant's existing credit facilities and provided the use of such funds drawndown are in compliance with the other provisions of this section 3.1(c), (B) for payment for Adamant Transaction Costs, Employee Amounts, Nominal Option Amounts and Option Payment Amounts, and (C) for expenses not in excess of $10,000 in the aggregate and incurred in the ordinary course of business, incur any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances; (vii) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to Galleon prior to the entering into of this Agreement or reflected or reserved against in the Adamant Financial Statements or payment in the ordinary course of business of accounts payable incurred prior to the Agreement Date and included in the Financial Statements or in compliance with the other provisions of this section 3.1(c); (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any agreements for the sale of production having a term of more than 30 days; (xii) enter into any employment, consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) other than salaries, bonuses, severance, other termination payments (such severance and termination payments to be paid only to executive officers of Adamant) or other compensation pursuant to agreements currently in place and referred to in the Adamant Disclosure Letter (which bonuses, severance, termination payments and other compensation shall not exceed, in the aggregate, $2.1 million (not including severance amounts payable to non-executive officers of Adamant)), Adamant shall not make any payment to any employee, officer or director other than Option Payment Amounts and Nominal Option Amounts;

(e) Adamant shall not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase to any employees; (iii) take any action with respect to the amendment or grant of any retention, severance or termination pay policies or similar arrangement for any directors, officers or employees; (iv) advance any loan to any officer, director or any other party not at arm's length to Adamant; or (v) take any action with respect to the grant of any new, or any amendment to any existing, arrangements for severance, termination or retention pay with any officer or employee arising from the Arrangement or a change of control of Adamant or otherwise, or with respect to any increase of benefits payable under its current severance, termination or retention pay policies;

(f) Adamant shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar

plan, agreement, incentive or share purchase plan (including, without limitation, any Adamant Rights), fund, plan or arrangement for the benefit of employees, except as is necessary: (i) to comply with the law or with respect to existing provisions of any such plans, programs, arrangement or agreements; or (ii) to provide for the acceleration of Adamant Rights or the termination thereof (including on payment of Nominal Option Amounts or Option Payment Amounts) prior to the Effective Time;

(g) Adamant shall use its commercially reasonable efforts to cause, effective at the Effective Time, the resignation of each of the directors and officers of Adamant and its subsidiaries (other than those agreed to by Galleon), and to cause each of such directors and officers to provide releases in favour of Adamant and the applicable subsidiary, conditional on closing of the Arrangement and effective on the Effective Date, each in form and substance satisfactory to Galleon and Adamant, each acting reasonably, and to fill the resulting vacancies with designees of Galleon and Adamant shall cooperate with Galleon to provide an orderly transition of control and management of Adamant;

(h) Adamant shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i) Adamant shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Arrangement;

(j) Adamant shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Adamant will use its commercially reasonable efforts to ensure that all holders of Adamant Rights enter into Adamant Rights Termination Agreements prior to five Business Days before the Mailing Date;

(l) Adamant shall not take any action, that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(m) Adamant shall promptly notify Galleon in writing of: (i) any material change (actual, anticipated or, to the knowledge of Adamant, contemplated or threatened, financial or otherwise) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights, or liabilities, whether contractual or otherwise, of Adamant (other than any change or effect that is excepted out of the definitions of Material Adverse Change or Material Adverse Effect in section 1.1 hereof), or (ii) any change that would render any representation or warranty provided by Adamant in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Adamant shall in good faith discuss with Galleon any change in circumstances (actual, anticipated or to the knowledge of Adamant contemplated or threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Galleon pursuant to this provision;

(n) Adamant shall use its commercially reasonable efforts to obtain any third party consents required for the transactions contemplated hereby (including the consent of its bankers) and provide the same to Galleon prior to the Effective Date;

(o) Adamant will within three (3) Business Days of Adamant receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to

taxes, interest, penalties, losses or tax pools (an "**Assessment**"), deliver to Galleon a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Adamant on the assumption that such Assessment is valid and binding;

(p) Adamant shall use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in sections 5.1 and 5.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Adamant;

(q) Adamant shall, upon the Interim Order being granted, forthwith carry out the terms of the Interim Order to the extent applicable to Adamant provided that nothing shall require Adamant to consent to any modification of this Agreement, the Arrangement or Adamant's obligations hereunder or thereunder;

(r) subject to compliance by Galleon with section 3.3(h), Adamant shall mail as soon as practicable and in any event on or before April 20, 2008 (or such other date as Galleon and Adamant may agree to) the Information Circular to the Adamant Securityholders and other persons required by the Interim Order;

(s) Adamant shall, on or before May 30, 2008 (or such other date as Galleon and Adamant may agree to), convene the Adamant Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Adamant in form and substance acceptable to Galleon, acting reasonably), in each case as ordered by the Interim Order;

(t) Adamant shall solicit proxies to be voted at the Adamant Meeting in favour of the matters to be considered at such meeting, including the Arrangement Resolution;

(u) Adamant shall provide notice to Galleon of the Adamant Meeting and allow Galleon's representatives to attend such meeting;

(v) Adamant shall instruct the depositary acting in connection with the Arrangement to provide to Galleon upon request information as to the results of proxies received in respect of voting at the Adamant Meeting on the Arrangement;

(w) Adamant shall conduct the Adamant Meeting in accordance with the Interim Order, the by-laws of Adamant and any instrument governing such meeting, as applicable, and as otherwise required by Applicable Laws;

(x) subject to compliance by Galleon with section 3.3(h), Adamant will prepare (in consultation with Galleon), file and distribute to Adamant Securityholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by Applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, Adamant shall ensure that the Information Circular provides Adamant Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Galleon Information in the Information Circular in the form approved by Galleon and shall include, without limitation, (i) the financial statements of Adamant and in respect of prior acquisitions, if any, made by Adamant that are required to be included therein in accordance with Applicable Laws prepared in accordance with Applicable Laws; (ii) the unanimous determination of the board of directors of Adamant that the Arrangement is fair, from a financial point of view, to Adamant Shareholders, is in the best interests of Adamant and Adamant Shareholders, and include the unanimous recommendation of the board of directors of Adamant that the Adamant Securityholders vote in favour of the Arrangement; and (iii) the fairness opinion of Adamant's financial advisor that the consideration to be received under the Arrangement is fair, from a financial point of view, to Adamant Shareholders; provided that, notwithstanding the covenant of Adamant in this section, prior to the completion of the Arrangement, the board of directors of Adamant may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to Galleon), such withdrawal, modification or change

is required to act in a manner consistent with the fiduciary duties of the board of directors of Adamant and the board of directors shall have complied with the provisions of sections 3.2 and 6.1 (including that Adamant shall have paid the Adamant Non-Completion Fee to Galleon) and shall have terminated this Agreement pursuant to section 9.2(c)(vi) hereof;

(y) Adamant shall indemnify and save harmless Galleon and the directors, officers and agents of Galleon from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Galleon, or any director, officer or agent thereof, may be subject or which Galleon, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular (other than to the extent arising solely from or based solely upon any misrepresentation or alleged misrepresentation in the Galleon Information contained in the Information Circular);

(z) Adamant shall forthwith carry out the terms of the Final Order to the extent applicable to Adamant provided that nothing shall require Adamant to consent to any modification of this Agreement, the Arrangement or Adamant's obligations hereunder or thereunder;

(aa) except for proxies and other non-substantive communications with shareholders, Adamant will furnish promptly to Galleon or Galleon's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Adamant in connection with: (i) the Arrangement; (ii) the Adamant Meeting; (iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(bb) Adamant shall make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of Adamant in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(cc) Adamant will furnish promptly to Galleon or Galleon's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Adamant or any third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect Adamant or it subsidiaries or their respective properties or assets in a material way;

(dd) Adamant shall promptly advise Galleon of the number of Adamant Shares for which Adamant receives notices of dissent or written objections to the Arrangement or notices to appear in connection with application for the Final Order and provide Galleon with copies of such notices and written objections; and

(ee) if Adamant Rights Termination Agreements have been entered into by all holders of Adamant Rights prior to the Mailing Date, if requested by Galleon, Adamant and Galleon shall enter into an amendment or amendment and restatement of this Agreement and the Plan of Arrangement to delete provisions in the Plan of Arrangement relating to the termination of Adamant Rights (such termination to occur pursuant to the Adamant Rights Termination Agreements).

3.2 Non-Solicitation

(a) Adamant shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any of its Representatives on its behalf), if any, with any parties conducted before the Agreement Date with respect to any Acquisition Proposal (as hereinafter defined) and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with Adamant relating to an Acquisition Proposal and shall use reasonable commercial efforts to ensure that such requests are honoured.

(b) Adamant shall not, directly or indirectly, do or authorize or permit any of its Representatives to, directly or indirectly, do, any of the following:

(i) solicit, facilitate, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, facilitate or encourage any inquiry or communication or the making of any proposal or offer to Adamant or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Adamant or its shareholders of any securities of Adamant (other than on exercise of currently outstanding Adamant Rights); (B) any acquisition of 5% or more of the assets of Adamant; (C) an amalgamation, arrangement, merger, or consolidation involving Adamant; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Adamant or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Galleon under this Agreement or the Arrangement (any such inquiry or proposal in respect of any of the foregoing being an "**Acquisition Proposal**");

(ii) enter into or participate in any negotiations or discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Adamant under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Adamant and its Representatives may:

(v) enter into, engage in or participate in negotiations or discussions with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Adamant or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Adamant Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Galleon as set out below), may furnish to such third party information concerning Adamant and its business, properties and assets, in each case if, and only to the extent that:

   (A) the third party has first made a written bona fide Acquisition Proposal to Adamant which the board of directors of Adamant determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are reasonably likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Adamant Shareholders in comparison to the Arrangement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Adamant, that the taking of such action is necessary for the board of directors of Adamant in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

   (B) prior to furnishing such information to or entering into or participating in any such negotiations or discussions with such third party, Adamant provides prompt notice to Galleon to the effect that it is furnishing information to or entering into or participating in negotiations or discussions with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Galleon, copies of all information provided to such third party concurrently with the provision of

such information to such third party, and provided further that, Adamant shall notify Galleon orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Galleon, copies of all information provided to such party and all other information reasonably requested by Galleon) within 24 hours of the receipt thereof, shall keep Galleon informed of the status and details of any such inquiry, offer or proposal and answer Galleon's questions with respect thereto; and

(C) Adamant provides to Galleon in writing the determination of the board of directors of Adamant promptly upon determining that the Acquisition Proposal, if completed, would constitute a Superior Proposal;

(vi) comply with section 2.17 of Multilateral Instrument 62-104 and similar provisions under other applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its shareholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Adamant shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by section 3.2(c) and after receiving the advice of outside counsel as reflected in the minutes of the board of directors of Adamant, that the taking of such action is necessary for the board of directors of Adamant in discharge of its fiduciary duties under Applicable Laws and Adamant complies with its obligations set forth in section 3.2(c) and terminates this Agreement in accordance with section 9.2(c)(vi) and concurrently therewith pays the amount required by section 6.1 to Galleon.

(c) If Adamant receives a Superior Proposal, Adamant shall give Galleon, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of Adamant to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 72 hour period, Adamant agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Adamant shall and shall cause its financial and legal advisors to, negotiate in good faith with Galleon and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Adamant to proceed with the Arrangement as amended rather than the Superior Proposal. In the event that Galleon proposes to amend this Agreement and the Arrangement to provide that the Adamant Shareholders shall receive a value per Adamant Share equal to or greater than the value per Adamant Share provided in the Superior Proposal and so advises Adamant prior to the expiry of such 72 hour period, the board of directors of Adamant shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Galleon agrees that all information that may be provided to it by Adamant with respect to any Superior Proposal pursuant hereto shall be treated as if it were "Evaluation Material" as provided pursuant to the terms of the Adamant Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Adamant Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Adamant shall ensure that the officers, directors and employees of Adamant and any investment bankers and other advisers and representatives retained by Adamant are aware of the provisions of this section 3.2, and Adamant shall be responsible for any breach of this section 3.2 by such officers, directors, employees, investment bankers, advisers and representatives.

3.3 Covenants of Galleon

Galleon agrees that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Galleon shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities (other than pursuant to a normal course issuer bid in accordance with the regulatory requirements or on conversion of outstanding securities); (iv) split, combine or reclassify any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b) except for proxies and other non-substantive communications with shareholders, Galleon will furnish promptly to Adamant or Adamant's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Galleon in connection with: (i) the Arrangement; (ii) the Adamant Meeting; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(c) Galleon shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(d) Galleon will furnish promptly to Adamant or Adamant's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Galleon or any third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) if it could reasonably be expected to have a Material Adverse Effect on Galleon;

(e) Galleon shall make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of Galleon in connection with the transaction contemplated herein, including such that the Galleon Shares issued in connection with the Arrangement are not, subject to compliance with the provisions of Section 2.6 of National Instrument 45-102, subject to a restricted period or hold period in Canada;

(f) Galleon shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Arrangement;

(g) Galleon shall use its commercially reasonable efforts to obtain listing of the Galleon Shares issuable pursuant to the Arrangement on the TSX as of the Effective Date;

(h) Galleon will assist Adamant in the preparation of the Information Circular and provide to Adamant, in a timely and expeditious manner, all information as may be required by Applicable Law with respect to Galleon for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Adamant to meet the standard referred to in section 3.1(x) with respect to Galleon;

(i) Galleon shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(j) Galleon shall promptly notify Adamant in writing of: (i) any Material Adverse Change in respect of Galleon (or any condition, event or development involving a prospective change that might result in a Material Adverse Change or have a Material Adverse Effect to Galleon); or (ii) any change that would

render any representation or warranty provided by Galleon in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Galleon shall in good faith discuss with Adamant any change in circumstances (actual, anticipated, or to the knowledge of Galleon contemplated or threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Adamant pursuant to this provision;

(k) Galleon shall use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in sections 5.1 and 5.2 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Galleon;

(l) Galleon shall make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of Galleon in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(m) Galleon will, to the extent that it is within its power, assist Adamant in filing, proceeding with and diligently prosecuting an application for the Interim Order and forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to Galleon provided that nothing shall require Galleon to consent to any modification of this Agreement, the Arrangement or Galleon's obligations hereunder or thereunder;

(n) Galleon shall indemnify and save harmless Adamant and the directors, officers and agents of Adamant from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Adamant, or any director, officer or agent thereof, may be subject or which Adamant, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Galleon Information contained in the Information Circular;

(o) Galleon agrees that Adamant shall be entitled to secure directors' and officers' liability insurance for Adamant's present and former directors and officers, covering claims made prior to and within three years after the Effective Date and on a "trailing" or "run-off" basis, which has scope and coverage substantially equivalent in scope and coverage to that provided by Adamant's current directors' and officers' insurance policy. Galleon agrees to maintain such insurance in place and agrees not to take any action, or to cause Adamant to take any action, to terminate such directors' and officers' liability insurance or any indemnity agreements in favour of current directors and officers of Adamant in place prior to the date hereof and in the form disclosed to Galleon prior to the date hereof. Alternatively, Galleon may notify Adamant prior to the Effective Date that such coverage is to be provided under Galleon's officer's and directors' liability insurance, provided such insurance has scope and coverage substantially equivalent in scope and coverage to that provided by Adamant's current directors' and officers' insurance policy, in which case the foregoing shall apply *mutatis mutandis* to Galleon's coverage in respect thereof and further provided that a copy of such insurance is provided to Adamant. The provisions of this section 3.1(l) are intended for the benefit of present and former directors and officers of Adamant, as and to the extent applicable in accordance with its terms, and shall be enforceable by each of such persons and their respective heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Adamant and any successor to Adamant shall hold the rights and benefits under this section in trust for and on behalf of the Third Party Beneficiaries and Adamant hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries and which rights are in addition to and not in substitution for any other rights the Third Party Beneficiaries may have by contract or otherwise.

3.4 Mutual Covenants

From the date hereof until the Effective Date, each of Adamant and Galleon will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws and the Competition Act;

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement; and

(d) oppose, lift or rescind any injunction or restraining order or other action seeking to stop or otherwise adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement;

and each of Adamant and Galleon will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of its obligations under this section 3.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Galleon and Adamant, subject in all cases to the Adamant Confidentiality Agreement and the Galleon Confidentiality Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Adamant

Adamant represents and warrants to and in favour of Galleon as follows and acknowledges that Galleon is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of Adamant and the Adamant Subsidiaries is duly incorporated or formed, is validly subsisting under the laws of its jurisdiction of incorporation or formation and has the requisite corporate or partnership, as the case may be, power and capacity to carry on its business as it is now being conducted. Each of Adamant and the Adamant Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Adamant;

(b) Adamant has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation by Adamant of the transactions contemplated hereby have been duly authorized by Adamant's board of directors and no other corporate proceedings on the part of Adamant are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Adamant Securityholders, as required by the Interim Order and obtaining director approval for the Information Circular); this Agreement has been duly executed and delivered by Adamant and constitutes the legal, valid and binding obligation of Adamant enforceable against Adamant in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by Adamant, the consummation by Adamant of the transactions contemplated hereby nor compliance by Adamant with any of the provisions hereof will: (i) subject to receipt of the consent of Adamant's bankers and landlord to the Arrangement and related transactions, violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Adamant or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other

constating documents of Adamant, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Adamant is a party or to which its properties or assets may be subject or by which Adamant is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Adamant (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have any Material Adverse Effect on Adamant and would not have a material adverse effect on the ability of Galleon and Adamant to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Adamant;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Adamant's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Adamant in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Adamant and would not have a Material Adverse Effect on the ability of Galleon and Adamant to consummate the transactions contemplated hereby;

(e) Adamant has authorized share capital of an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series, and, as at the Agreement Date, Adamant had issued and outstanding: (i) no more than 31,029,686 Adamant Shares, (ii) Adamant Options entitling the holders to acquire not more than 2,582,500 Adamant Shares at exercise prices ranging from $1.25 to $3.30 held by those persons disclosed in writing to Galleon prior to the Agreement Date; and (iii) 4,500,000 Performance Warrants; and, except as aforesaid and pursuant to the Pre-Emptive Rights Agreement, there are no outstanding shares of Adamant or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of Adamant or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Adamant of any shares of Adamant (including Adamant Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Adamant, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Galleon; and all outstanding Adamant Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Adamant Shares issuable upon exercise of outstanding Adamant Rights in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) Adamant has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Adamant were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements;

(g) since December 31, 2007, other than in connection with the sale of Adamant's Retlaw property: (i) there has been no Material Adverse Change in respect of Adamant (or any condition, event or development involving a prospective change that would reasonably be expected to result in a Material Adverse Change to, or have a Material Adverse Effect on, Adamant); (ii) Adamant and the Adamant Subsidiaries have conducted their respective businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Adamant or the Adamant Subsidiaries has been incurred other than in the ordinary and normal course of business;

(h) the data and information in respect of Adamant and its subsidiaries and their assets, reserves, liabilities, business and operations (taken as a whole) provided by Adamant or its Representatives to Galleon or its

Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(i) there are no actions, suits, proceedings or inquiries, including, to the knowledge of Adamant, pending or threatened against or affecting Adamant or its subsidiaries, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would have a Material Adverse Effect on Adamant, or may have a Material Adverse Effect on Adamant or have a material adverse effect on the ability of Adamant and Galleon to consummate the transactions contemplated hereby;

(j) the Adamant Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of Adamant and its subsidiaries, on a consolidated basis, at the dates thereof and the results of the operations of Adamant and its subsidiaries, on a consolidated basis, for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Adamant and its subsidiaries, on a consolidated basis, as at the dates thereof;

(k) other than as set forth in the Adamant Disclosure Letter, as at the date hereof, there are no material contracts or agreements to which Adamant or the Adamant Subsidiaries is a party or by which it is bound. For the purposes of this subsection and subsection 4.1(aaa), any contract or agreement pursuant to which Adamant or the Adamant Subsidiaries will, or may reasonably be expected to, result in a requirement of Adamant or the Adamant Subsidiaries to expend more than an aggregate of $250,000 or receive or be entitled to receive revenue of more than $500,000 in either case in the next 12 months, or is out of the ordinary course of business of Adamant or any of its subsidiaries, shall be considered to be material;

(l) Adamant does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any of its employees, officers, directors or shareholders other than personal health spending accounts, Adamant's share option plan, Adamant's benefit plan and Adamant's bonus plan and has made no agreements or promises with respect to any such plans;

(m) other than pursuant to agreements provided to Galleon prior to the Agreement Date, Adamant does not have in place or in effect any employment agreements, consulting agreements or other change of control agreements which provide for a payment accruing as a result of the Arrangement or other change of control of Adamant and the Adamant Disclosure Letter sets forth a list of all severance amounts, consulting contract termination obligations and/or retention or bonuses that may be payable by Adamant and Adamant does not have any consulting agreements that are not terminable on more than one month's notice;

(n) other than as set forth in the Adamant Disclosure Letter, Adamant does not have any currently outstanding hedges, swaps or other financial instruments or like transactions;

(o) Adamant does not have any subsidiaries other than the Adamant Subsidiaries; Adamant directly or indirectly beneficially owns all of the outstanding shares and other securities or interests in each of the Adamant Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Adamant Subsidiaries;

(p) each of Adamant and the Adamant Subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold

such permits, licenses or authorizations would not reasonably be expected to have a Material Adverse Effect on Adamant; the assets of each of Adamant and the Adamant Subsidiaries operated and maintained by them are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Adamant or any of its subsidiaries except where the failure to so comply would not have a Material Adverse Effect on Adamant;

(q) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Adamant, no such proceeding is, to the knowledge of Adamant, pending, contemplated or threatened and Adamant is not in default of any requirement of any securities laws, rules or policies applicable to Adamant or its securities;

(r) Adamant has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Scotia Waterous Inc. has been retained as Adamant's exclusive financial advisors in connection with certain matters, including the transactions contemplated hereby and fees to be paid to such advisors on account of this Agreement or the Arrangement and any transaction contemplated hereby are set out in such agreement, a copy of which has been provided to Galleon;

(s) Adamant reasonably estimates that all transaction costs (the "**Adamant Transaction Costs**") (including all legal, financial, engineering, accounting and other advisors of Adamant and any other costs and expenses of Adamant of the transaction contemplated hereby), other than Employee Amounts, will not exceed $1.0 million;

(t) Adamant reasonably estimates that the aggregate of amounts ("**Employee Amounts**") payable by Adamant and its subsidiaries under any obligations or liabilities of Adamant or its subsidiaries to pay any amount to its officers, directors, employees or consultants other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of Adamant to officers, employees or consultants for severance, termination or bonus payments on the change of control of Adamant or pursuant to Adamant's severance policy, will not exceed $2.1 million (assuming all executive officers are terminated at the Effective Time and all payments under all bonus plans are paid);

(u) other than as contemplated by section 4.1(t), there are no accrued bonuses payable to any officers, directors or employees of Adamant;

(v) the board of directors of Adamant has unanimously endorsed the Arrangement and approved this Agreement, has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to holders of the Adamant Shares and has resolved to unanimously recommend approval of the Arrangement by Adamant Securityholders;

(w) Adamant has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Adamant which have not automatically expired by their terms;

(x) Adamant, including all entities "controlled by" Adamant for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not hold assets located in the United States with a fair market value in excess of U.S.$63.1 million in the aggregate and, during the 12-month period ended December 31, 2007, did not make sales in or into the United States in excess of U.S.$63.1 million in the aggregate. For purposes of the foregoing, the term "United States" shall include the several States, the territories, possessions, and commonwealths of the United States, and the District of Columbia;

(y) Adamant is not a party to and, prior to the Effective Date, Adamant will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Adamant Shares or other securities of Adamant or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement, other than the Employee Amounts and pursuant to the terms of Adamant Options or Performance Warrants;

(z) other than the Voting and Shareholders Agreement, to the knowledge of Adamant, none of the Adamant Shares are the subject of any escrow, voting trust or other similar agreement;

(aa) Adamant does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures that have not yet been fully expended and renounced as at the date hereof and reflected in the Adamant Financial Statements;

(bb) Adamant and the Adamant Subsidiaries have authorizations for expenditures and other like commitments in an aggregate amount not in excess of $0.74 million and all such authorizations and commitments are set forth in the Adamant Disclosure Letter;

(cc) to the knowledge of Adamant, all accounts receivable in any material amount of Adamant and the Adamant Subsidiaries are collectible, subject to any provisions for bad debts as set forth in the Adamant Financial Statements;

(dd) as at December 31, 2007, Adamant had available for deduction against future taxable income, the tax pools as set forth in the Adamant Disclosure Letter;

(ee) the properties and assets of Adamant and the Adamant Subsidiaries are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its banker as security for its bank credit facility) and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties ("**permitted encumbrances**")) and other than permitted encumbrances, none of them has done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor have any of them done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(ff) although it does not warrant title, Adamant is not aware of any defects, failures or impairments in the titles to its or the Adamant Subsidiaries' oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Adamant Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties (provided that the foregoing does not apply to Adamant's Retlaw property which has been disposed of);

(gg) Adamant has made available to Galleon all Documents of Title and other documents and agreements in its possession and requested by Galleon affecting the title of Adamant and its subsidiaries to their oil and gas properties;

(hh) Adamant is not aware of, and has not received:

 (i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on the properties or assets of Adamant or it subsidiaries that has not been done; or

 (ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Adamant or its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on Adamant;

(ii) to the knowledge of Adamant (after due inquiry):

(i) each of Adamant and the Adamant Subsidiaries has all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on Adamant;

(ii) each of Adamant's and the Adamant Subsidiaries' assets and the ownership, operation, development, maintenance and use thereof are in compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Adamant;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of each of Adamant or the Adamant Subsidiaries have been reported to the appropriate governmental entity to the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on Adamant; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Adamant or the Adamant Subsidiaries or in which any of them has an interest or over which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on Adamant;

(jj) Adamant made available to Sproule Associates Limited (the "**Adamant Engineer**") prior to issuance of the Adamant Engineer's report in respect of Adamant's oil and natural gas reserves effective December 31, 2007 (the "**Adamant Reserve Report**") for the purposes of preparing the Adamant Reserve Report, all information requested by the Adamant Engineer and all information material to an adequate determination of Adamant's oil and gas reserves and, to the knowledge of Adamant, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)); Adamant has no knowledge of any material adverse change in any information provided to the Adamant Engineer since the dates that such information was provided and Adamant believes that the Adamant Engineering Report reasonably represents, in all material respects, the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Adamant as at December 31, 2007 based upon information available at the time the Adamant Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Adamant's oil and natural gas reserves and assets from those described in the Adamant Engineering Report, except as may have occurred through production and the sale of Adamant's Retlaw property;

(kk) the minute books, books of account and other records of Adamant and its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and, other than minutes from the December and February board meetings (which are in draft form, copies of which have been provided to Galleon) are complete and accurate in all material respects;

(ll) Adamant is not a "reporting issuer" under Applicable Laws of any jurisdiction, nor are any of its outstanding securities listed on any stock exchange;

(mm) as of the date of this Agreement, the Adamant Shares are a class of securities not registered or required to be registered pursuant to section 12 of the *United States Securities and Exchange Act of 1934*, as amended, and no other class of Adamant securities are so registered or required to be registered;

(nn) Adamant is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act;

(oo) the principal offices of Adamant are not located within the United States;

(pp) to the knowledge of Adamant, after due inquiry, Adamant is not required to be registered as an investment company under the *United States Investment Company Act of 1940*, as amended;

(qq) for purposes of this section 4.1, the following definitions shall apply:

(i) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, custom duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Adamant is required to pay, withhold or collect; and

(ii) "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(rr) all Returns required to be filed by or on behalf of Adamant and the Adamant Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, to the knowledge of Adamant, no other Taxes are payable by Adamant or the applicable Adamant Subsidiary with respect to items or periods covered by such Returns;

(ss) Adamant has paid or provided adequate accruals in the Adamant Financial Statements for the period ended December 31, 2007 for Taxes, including income taxes and related future taxes, in conformity with Canadian GAAP;

(tt) no material deficiencies exist or have been asserted with respect to Taxes; neither Adamant nor any Adamant Subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Adamant, any of the Adamant Subsidiaries, or any of their respective assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Adamant or any Adamant Subsidiary; the Returns of Adamant and the Adamant Subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, or to the knowledge of Adamant, or pending or threatened which resulted in or could result in a reassessment of Taxes owing by Adamant or any Adamant Subsidiary or an adjustment to Adamant's or any Adamant Subsidiary's tax pools;

(uu) Adamant and the Adamant Subsidiaries have withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority; Adamant and the Adamant Subsidiaries have remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law; Adamant and the Adamant Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by them;

(vv) to the knowledge of Adamant, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and, to the knowledge of Adamant, there are no unpaid taxes or assessments which could result in a lien or charge on its or any Adamant Subsidiary's oil and gas assets;

(ww) no director, officer, employee, insider or other non-arm's length party to Adamant (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Adamant that will be effective after the Effective Date;

(xx) no director, officer, employee, insider of Adamant or other non-arm's length party to Adamant is indebted to Adamant;

(yy) except as set forth in the Adamant Financial Statements and for amounts due as reimbursement for ordinary business expenses incurred within the previous 90 days, Adamant is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates;

(zz) there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Adamant or any Adamant Subsidiary is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of Adamant or any Adamant Subsidiary in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Adamant or any Adamant Subsidiary from engaging in its business or from competing with any person or in any geographic area;

(aaa) except as set forth in the Adamant Disclosure Letter and other than agreements in the ordinary course that are not material to Adamant's ongoing business or operations, neither Adamant nor any of the Adamant Subsidiaries is a party to, nor is any of their respective properties or assets subject to any agreement or other provision which result in a default under, a right to accelerate any payment or terminate any rights arising, whether or not on notice and whether or not following a passage of time, as a result of the entering into of this Agreement or the completion of the Arrangement;

(bbb) neither Adamant nor any Adamant Subsidiary has any rights to purchase any assets, properties or undertakings of third parties nor has any obligation to sell assets, properties or undertakings, under any agreements to purchase or sell that have not closed;

(ccc) to the knowledge of Adamant, Adamant has not withheld from Galleon any material information or documents concerning Adamant or any of its assets or liabilities during the course of Galleon's review of Adamant and its assets;

(ddd) neither Adamant nor any Adamant Subsidiary is a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business, pursuant to the Reimbursement and Indemnification Agreement and to officers and directors pursuant to Adamant's or the Adamant Subsidiary's by-laws and standard indemnity agreements, pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature and indemnities contained in flow-through subscription agreements), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation;

(eee) the policies of insurance in force at the date hereof naming Adamant or any Adamant Subsidiary as an insured are in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(fff) as at March 6, 2008, Adamant's consolidated net debt (including bank debt and working capital deficiency) was nil and Adamant had positive working capital of not less than $1.7 million;

(ggg) Adamant's average production for the period February 11 to 24, 2008 inclusive was not less than 2,300 boepd (6:1) based on sales volumes (not raw gas) based on Adamant's field production report and Adamant has no knowledge to the contrary, after due inquiry; and

(hhh) Adamant has not negotiated any Acquisition Proposal (as defined in section 6.1 hereof) with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of Adamant in relation to any proposed, possible or actual Acquisition Proposal to any person who has not entered into a confidentiality agreement on substantially the same terms as the Adamant Confidentiality Agreement and which contain "standstill" and other confidentiality provisions. Adamant has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Adamant has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Adamant.

4.2 Representations and Warranties of Galleon

Galleon represents and warrants to and in favour of Adamant as follows and acknowledges that Adamant is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of Galleon and the Galleon Subsidiaries is duly incorporated, amalgamated or formed, is validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or formation and has the requisite corporate or partnership, as the case may be, power and capacity to carry on its business as it is now being conducted. Each of Galleon and the Galleon Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Galleon;

(b) Galleon has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement by Galleon and the consummation by Galleon of the transactions contemplated hereby have been duly authorized by Galleon's board of directors and no other corporate proceedings on the part of Galleon are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Galleon Information); this Agreement has been duly executed and delivered by Galleon and constitutes the legal, valid and binding obligation thereof enforceable against Galleon in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by Galleon, the issuance of the Galleon Shares pursuant to the Arrangement, the consummation by Galleon of the transactions contemplated hereby nor compliance by Galleon with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Galleon or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of Galleon, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Galleon is a party or to which its properties or assets, may be subject or by which Galleon is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Galleon (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have any Material Adverse Effect on Galleon and would not have a material

adverse affect on the ability of Galleon and Adamant to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Galleon;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Galleon's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Galleon in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Galleon and would not have a material adverse effect on the ability of Galleon and Adamant to consummate the transactions contemplated hereby;

(e) Galleon has authorized share capital of an unlimited number of Galleon Shares, an unlimited number of Class B Shares and an unlimited number of first preferred shares, issuable in series, and, as at the Agreement Date, Galleon had issued and outstanding: (i) 67,769,274 Galleon Shares and 922,500 Class B Shares; (ii) 6,382,084 Galleon Shares issuable pursuant to options granted pursuant to Galleon's share option plan; and (iii) Galleon Shares issuable pursuant to the terms of the Class B Shares and, except as aforesaid, there are no outstanding shares of Galleon or options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Galleon of any shares of Galleon (including Galleon Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Galleon, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Galleon; and all outstanding Galleon Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(f) Galleon has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Galleon, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Galleon has not filed any confidential material change reports which continue to be confidential;

(g) Galleon does not have any subsidiaries other than the Galleon Subsidiaries and 1244419 Alberta Ltd. (which does not have any material assets or liabilities); Galleon directly or indirectly beneficially owns all of the outstanding shares and other securities or interests in each of the Galleon Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Galleon Subsidiaries;

(h) since December 31, 2007, except as has been publicly disclosed there has been no Material Adverse Change in respect of Galleon (or any condition, event or development involving a prospective change that would reasonably be expected to result in Material Adverse Change or have a Material Adverse Effect on Galleon);

(i) the data and information in respect of Galleon and its subsidiaries and their assets, reserves, liabilities, business and operations (taken as a whole) provided by Galleon or its Representatives to Adamant or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(j) other than as disclosed in writing to Adamant prior to the Agreement Date, there are no actions, suits, proceedings or inquiries, including, to the knowledge of Galleon, pending or threatened against or affecting Galleon or its subsidiaries, at law or in equity, or before or by any federal, provincial, municipal or other

governmental department, commission, board, bureau, agency or instrumentality which would have a Material Adverse Effect on Galleon, or may have a Material Adverse Effect on Galleon or have a material adverse effect on the ability of Adamant and Galleon to consummate the transactions contemplated hereby;

(k) the Galleon Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of Galleon and its subsidiaries, on a consolidated basis, at the dates thereof and the results of the operations of Galleon and its subsidiaries, on a consolidated basis, for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Galleon and its subsidiaries on a consolidated basis as at the dates thereof;

(l) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Galleon, no such proceeding is, to the knowledge of Galleon, pending, contemplated or threatened and Galleon is not in default of any requirement of any securities laws, rules or policies applicable to Galleon or its securities;

(m) the board of directors of Galleon have reserved and allotted a sufficient number of Galleon Shares as are issuable pursuant to the Arrangement and subject to the terms and conditions of the Arrangement such Galleon Shares will be validly issued as fully paid and non-assessable to previous holders of Adamant Shares pursuant to the Arrangement;

(n) the minute books, books of account and other records of Galleon and its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and, other than in relation to the minutes of the meetings of the board of directors, audit committee and reserves committee held on March 10, 2008, are complete and accurate in all material respects;

(o) Galleon is a "reporting issuer" in material compliance with all applicable securities laws of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the outstanding Galleon Shares are listed on the TSX and Galleon is in material compliance with the by-laws, policies and rules of such exchange;

(p) Galleon made available to DeGolyer and MacNaughton Canada Limited (the "**Galleon Engineer**") prior to issuance of the Galleon Engineer's report in respect of Galleon's oil and natural gas reserves effective December 31, 2007 (the "**Galleon Reserve Report**") for the purposes of preparing the Galleon Reserve Report, all information requested by the Galleon Engineer and all information material to an adequate determination of Galleon's oil and gas reserves and, to the knowledge of Galleon, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)); Galleon has no knowledge of any material adverse change in any information provided to the Galleon Engineer since the dates that such information was provided and Galleon believes that the Galleon Reserve Report reasonably represents, in all material respects, the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Galleon as at December 31, 2007 based upon information available at the time the Galleon Reserve Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Galleon's oil and natural gas reserves and assets from those described in the Galleon Reserve Report, except as may have occurred through production;

(q) Galleon made available to GLJ Petroleum Consultants Ltd. (the "**ExAlta Engineer**") prior to issuance of the ExAlta Engineer's report in respect of ExAlta Energy Inc.'s ("**ExAlta**") oil and natural gas reserves effective December 31, 2007 (the "**ExAlta Reserve Report**") for the purposes of preparing the ExAlta Reserve Report, all information requested by the ExAlta Engineer and all information material to an adequate determination of ExAlta's oil and gas reserves and, to the knowledge of Galleon, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)); Galleon has no knowledge of any material adverse change in any information provided to the ExAlta Engineer since the dates that such information was provided and Galleon believes that the ExAlta Reserve Report reasonably represents, in all material respects, the quantity of, and pre-tax present worth of future net revenue from, the

oil and gas reserves of Galleon as at December 31, 2007 based upon information available at the time the ExAlta Reserve Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in ExAlta's oil and natural gas reserves and assets from those described in the ExAlta Reserve Report, except as may have occurred through production;

(r) each of Galleon and the Galleon Subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not reasonably be expected to have a Material Adverse Effect on Galleon; the assets of each of Galleon and the Galleon Subsidiaries operated and maintained by them are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Galleon or any of its subsidiaries except where the failure to so comply would not have a Material Adverse Effect on Galleon;

(s) although it does not warrant title, Galleon is not aware of any defects, failures or impairments in the titles to its or the Galleon Subsidiaries' oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Galleon Reserve Report or the ExAlta Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(t) Galleon is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on the properties or assets of Galleon or it subsidiaries that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Galleon or its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on Galleon;

(u) to the knowledge of Galleon (after due inquiry):

(i) each of Galleon and the Galleon Subsidiaries has all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on Galleon;

(ii) each of Galleon's and the Galleon Subsidiaries' assets and the ownership, operation, development, maintenance and use thereof are in compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Galleon;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of each of Galleon or the Galleon Subsidiaries have been reported to the appropriate governmental entity to

the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on Galleon; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Galleon or the Galleon Subsidiaries or in which any of them has an interest or over which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on Galleon;

(v) for purposes of this section 4.2, the following definitions shall apply:

(i) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, custom duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Galleon is required to pay, withhold or collect; and

(ii) "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(w) all Returns required to be filed by or on behalf of Galleon and the Galleon Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, to the knowledge of Galleon, no other Taxes are payable by Galleon or the applicable Galleon Subsidiary with respect to items or periods covered by such Returns;

(x) Galleon has paid or provided adequate accruals in the Galleon Financial Statements for the period ended December 31, 2007 for Taxes, including income taxes and related future taxes, in conformity with Canadian GAAP;

(y) no material deficiencies exist or have been asserted with respect to Taxes; neither Galleon nor any Galleon Subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Galleon, any of the Galleon Subsidiaries, or any of their respective assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Galleon or any Galleon Subsidiary; the Returns of Galleon and the Galleon Subsidiaries have never been audited by a government or taxing authority (other than in respect of 2003 and 2004 in respect of Galleon, which have been completed), nor is any such audit in process, or to the knowledge of Galleon, or pending or threatened which resulted in or could result in a reassessment of Taxes owing by Galleon or any Galleon Subsidiary or an adjustment to Galleon's or any Galleon Subsidiary's tax pools;

(z) Galleon and the Galleon Subsidiaries have withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority; Galleon and the Galleon Subsidiaries have remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law; Galleon and the Galleon Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by them;

(aa) to the knowledge of Galleon, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and, to the knowledge of Galleon, there are no unpaid taxes or assessments which could result in a lien or charge on its or any Galleon Subsidiary's oil and gas assets; and

(bb) to the knowledge of Galleon, Galleon has not withheld from Adamant any material information or documents concerning Galleon or its assets or liabilities during the course of Adamant's review of Galleon and its assets.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to April 30, 2008, the Interim Order shall have been granted in form and substance satisfactory to each of Galleon and Adamant, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Adamant and Galleon, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the Adamant Shareholders and Adamant Securityholders on or prior to the Outside Date, in form and substance satisfactory to each of Galleon and Adamant, acting reasonably, duly approving the Arrangement in accordance with the Interim Order and the rules and requirements of the TSX;

(c) on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to Galleon and Adamant, acting reasonably;

(d) the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Galleon and Adamant, acting reasonably;

(e) the Effective Date shall be on or prior to the Outside Date;

(f) either: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; (ii) a "no action letter" satisfactory to each of Galleon and Adamant, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Galleon and Adamant, acting reasonably; or (iii) the relevant waiting period in section 123 of the Competition Act shall have expired or been waived and, in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(g) all applicable requirements of Section 3(a)(10) of the U.S. Securities Act shall have been satisfied with respect to the issuance of Galleon Shares under the Arrangement;

(h) all required regulatory, governmental approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Galleon and Adamant, each acting reasonably, including, without limitation, conditional approval for listing of Galleon Shares issuable

pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(i) the TSX shall have conditionally approved the issuance of all of the Galleon Shares issuable pursuant to the Arrangement and, upon issuance thereof, such Galleon Shares shall not be subject to any escrow restrictions imposed by the TSX or other securities regulatory authority in connection with the completion of the Arrangement;

(j) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Adamant on the one hand and Galleon on the other hand and may be asserted by Adamant and by Galleon regardless of the circumstances and may be waived by Adamant and Galleon in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Adamant or Galleon may have. If any of such conditions shall not be complied with or waived as aforesaid on or before the Outside Date or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, a party hereto may rescind and terminate this Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

5.2 Conditions to Obligations of Adamant

The obligation of Adamant to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Galleon shall have provided the Galleon Information to be included in the Information Circular on or before April 14, 2008;

(b) each of the covenants, acts and undertakings of Galleon to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Galleon in all material respects;

(c) Galleon shall have furnished Adamant with:

(i) certified copies of the resolutions duly passed by the board of directors of Galleon approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions duly passed by the board of directors of Galleon conditionally allotting the aggregate number of Galleon Shares that may be required to be issued in accordance with the terms of this Agreement upon the Arrangement taking effect;

(d) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties made by Galleon in this Agreement shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of an earlier date, in which

event such representations and warranties shall be true and correct as of such earlier date) and Galleon shall have complied in all material respects with its covenants in this Agreement and Adamant shall have received a certificate to that effect dated the Effective Date from the President and Chief Executive Officer of Galleon and another senior officer thereof acceptable to Adamant, acting reasonably, acting solely on behalf of Galleon and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Adamant shall have no knowledge to the contrary;

(e) there shall not have occurred any Material Adverse Change in respect of Galleon since the Agreement Date;

(f) Galleon shall have deposited or caused the deposit of the requisite Galleon Shares issuable for Adamant Shares pursuant to the Arrangement with the depository or Galleon's transfer agent (or otherwise made arrangements to ensure that such Galleon Shares are so deposited or available for issuance at the Effective Time) or otherwise cause its transfer agent to effect transfers at the Effective Time within the book based system; and

(g) the directors of Galleon shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Galleon to permit the consummation of the Arrangement.

The conditions in this section 5.2 are for the exclusive benefit of Adamant and may be asserted by Adamant regardless of the circumstances or may be waived by Adamant in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Adamant may have. If any of such conditions shall not be complied with or waived by Adamant on or before the Outside Date or the date required for the performance thereof, if earlier, then subject to section 5.4 hereof, Adamant may rescind and terminate this Agreement by written notice to Galleon in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Adamant.

5.3 Conditions to Obligations of Galleon

The obligation of Galleon to consummate the transactions contemplated hereby, and in particular the issue of Galleon Shares is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts, covenants and undertakings of Adamant to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Adamant in all material respects;

(b) Adamant shall have furnished Galleon with:

 (i) certified copies of the resolutions duly passed by the board of directors of Adamant approving this Agreement and the consummation of the transactions contemplated hereby and recommending that Adamant Securityholders vote in favour of the Arrangement; and

 (ii) certified copies of the Arrangement Resolution, duly passed at the Adamant Meeting, approving the Arrangement in accordance with the Interim Order and the rules or requirements of the TSX;

(c) Adamant shall have mailed the Information Circular and other documentation required in connection with the Adamant Meeting on or before April 20, 2008 unless the failure to meet such deadline is due to the failure of Galleon to meet the conditions set forth in section 5.2(a) hereof;

(d) receipt of the consent of Adamant's bankers to the Arrangement and the consummation thereof on a basis acceptable to Galleon, acting reasonably;

(e) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties made by Adamant in this Agreement shall be true and correct in all material respects as at

the Effective Date with the same effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and Adamant shall have complied in all material respects with its covenants in this Agreement and Galleon shall have received a certificate to that effect dated the Effective Date of the President and Chief Executive Officer of Adamant and another senior officer thereof acceptable to Galleon, acting reasonably, acting solely on behalf of Adamant and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Galleon shall have no knowledge to the contrary;

(f) in respect of the NGP Agreements: (i) each of the parties to the NGP Agreements shall have confirmed that, to the best its knowledge, as at the Effective Time, that there have been no defaults under any of the NGP Agreements to which it is a party and, in any event, if there have been any defaults under such NGP Agreements, each such parties waive any and all such defaults; (ii) each of the parties to the NGP Agreements shall have agreed to terminate each such agreement at the Effective Time; provided that in the case of the Reimbursement and Indemnification Agreement, such termination shall provide that the indemnification provisions in section 1(b) of such agreement shall survive for a period of four years following the Effective Time but only in respect of any matters that could give rise to indemnification thereunder that occurred prior to the Effective Time; and (iii) NGP shall have confirmed that, as of the Effective Time, it is not aware, after due inquiry, of any facts, circumstances or other matters which would, or reasonably could, give rise to an obligation of Adamant to indemnify any parties pursuant to section 1(b) of the Reimbursement and Indemnification Agreement; in all cases in form and substance satisfactory to Galleon, acting reasonably;

(g) holders of not greater than 5% of the outstanding Adamant Shares and 5% of the outstanding Adamant Options shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

(h) each of the directors and officers of Adamant and its subsidiaries (other than those agreed to by Galleon) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) in favour of Adamant and its subsidiaries, conditional on closing of the Arrangement and effective on the Effective Date, each in form and substance and on such terms as are satisfactory to Galleon, acting reasonably and each of such directors and officers of Adamant and its subsidiaries shall have provided the releases contemplated by section 3.1(g) hereof;

(i) there shall not have occurred any Material Adverse Change in respect of Adamant since the Agreement Date;

(j) immediately prior to the effective time of the Arrangement, Galleon shall be satisfied there shall not be more than 31,029,686 Adamant Shares outstanding (prior to the exercise of any Adamant Rights) and 38,112,186 Adamant Shares outstanding (assuming the exercise of all Adamant Rights) and Galleon shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Adamant Shares;

(k) the audited comparative consolidated financial statements of Adamant as at and for the year ended December 31, 2007 to be included in the Information Circular shall be substantially in the form of the unaudited comparative consolidated financial statements of Adamant as at and for the year ended December 31, 2007 provided to Galleon prior to the Agreement Date; and

(l) the directors of Adamant shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Adamant to permit the consummation of the Arrangement.

The conditions described in this section 5.3 are for the exclusive benefit of Galleon and may be asserted by Galleon regardless of the circumstances or may be waived by Galleon in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Galleon may have. If any of

such conditions shall not be complied with or waived by Galleon on or before the Outside Date or, if earlier, the date required for the performance thereof, then, subject to section 5.4 hereof, Galleon may rescind and terminate this Agreement by written notice to Adamant in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Galleon.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Adamant and Galleon shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b) If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement (as further provided for herein) provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three (3) Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the Act to give effect to the Arrangement.

ARTICLE 6
NON-COMPLETION FEE

6.1 Non-Completion Fee Payable by Adamant

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a) the board of directors of Adamant (i) fails to recommend that holders of Adamant Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof in a manner adverse to the Arrangement or to Galleon, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(x) hereof upon request from time to time by Galleon (acting reasonably) to do so;

(b) the board of directors of Adamant shall have recommended that holders of Adamant Shares deposit their Adamant Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal other than the Arrangement;

(c) Adamant accepts, recommends, approves or enters into an agreement with respect to a Take-Over Proposal (other than this Agreement or a confidentiality agreement contemplated by section 3.2(b)(v) hereof) prior to completion of the Arrangement;

(d) prior to the date of the Adamant Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Adamant Shares or to Adamant and: (i) at the date of the Adamant Meeting such Take-Over Proposal shall not have expired or been withdrawn; (ii) the Arrangement is not approved by Adamant Securityholders at the Adamant Meeting; and (iii) a Take-Over Proposal is completed within six months of the date of the Adamant Meeting; or

(e) Adamant shall have taken any action or have failed to take any action that results in Adamant being in breach of any of its covenants, agreements, representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Adamant or materially impede the completion of the Arrangement, and Adamant fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Galleon (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

Adamant shall pay an amount equal to $2.5 million plus G.S.T. (the "**Adamant Non-Completion Fee**"), in immediately available funds to or to an account designated by Galleon within three (3) Business Days after the first to occur of one of the events described above. On the date of the earliest event described above in this section 6.1, Adamant shall be deemed to hold such sum in trust for Galleon. For greater certainty, the Adamant Non-Completion Fee shall only be required to be paid to Galleon once pursuant to the foregoing provisions. For greater certainty, the Adamant Non-Completion Fee shall not be payable pursuant to section 6.1(e) hereof if, at the time Adamant shall have taken or failed to take any action that would result in the Adamant Non-Completion Fee being payable pursuant to section 6.1(e), the Galleon Non-Completion Fee shall be payable.

For the purpose of this section 6.1, "**Take-Over Proposal**" means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding Adamant Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Adamant, or any proposal, offer or agreement to acquire 20% or more of the assets of Adamant.

6.2 Non Completion Fee Payable by Galleon

If at any time after the date hereof and prior to termination hereof, Galleon shall have taken any action or have failed to take any action that results in Galleon being in breach of any of its covenants, agreements, representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Galleon or materially impede the completion of the Arrangement, and Galleon fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Adamant (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date). For greater certainty, the Galleon Non-Completion Fee shall not be payable if, at the time Galleon shall have taken or failed to take any action that would result in the Galleon Non-Completion Fee being payable, the Adamant Non-Completion Fee is payable as a result of the provisions of section 6.1(e).

Galleon shall pay an amount equal to $2.5 million plus G.S.T. (the "**Galleon Non-Completion Fee**"), in immediately available funds to Adamant or to an account designated by Adamant within three (3) Business Days of the first to occur of the events described above. On the date of the earliest event described above in this section 6.2, Galleon shall be deemed to hold such sum in trust for Adamant. For greater certainty, the Galleon Non Completion Fee shall only be required to be paid to Adamant once pursuant to the foregoing provisions.

6.3 Liquidated Damages

Adamant and Galleon acknowledge and agree that all of the payment amounts set out in sections 6.1 and 6.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant

to this Article 6 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Adamant Confidentiality Agreement, the Galleon Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
TRANSITIONAL PROVISIONS

7.1 Transitional Provisions

In connection with the implementation of the Arrangement, Adamant shall cooperate with Galleon to provide an orderly transition of control. To the extent that it is not restricted from doing so pursuant to confidentiality or other restrictions (which it will use reasonable commercial efforts to obtain a waiver or consent from) Adamant shall provide access to its offices to officers and employees of Galleon during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Adamant shall consult with the officers of Galleon (as they may reasonably request) in respect of the day-to-day operations of Adamant. Adamant shall provide to Galleon information which will allow Galleon, subject to the Adamant Confidentiality Agreement, to enable Galleon to efficiently integrate the business and affairs of Adamant with Galleon on completion of the Arrangement and in connection therewith shall permit:

(a) Galleon and its representatives to have reasonable access to Adamant's premises, field operations, records, computer systems and employees;

(b) Galleon and its representatives to interview employees of Adamant for the purpose of determining which employees will be retained after completion of the Arrangement; and

(c) Galleon and its representatives to be informed of the operations of Adamant to ensure compliance with section 3.1 hereof.

ARTICLE 8
NOTICES

8.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) Galleon, addressed to:

500, 311 - 6th Avenue S.W.
Calgary, Alberta
T2P 3H2

Attention: Steve Sugianto, President and Chief Executive Officer
Telecopier: (403) 262-5561

with a copy to:

Burnet Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: C. Steven Cohen
Telecopier: (403) 260-0330

(b) Adamant, addressed to:

Suite 1400, 340 – 12th Avenue S.W.
Calgary, Alberta
T2R 1L5

Attention: Murray McCartney, President and Chief Executive Officer
Telecopier: (403) 232-6055

with a copy to:

Osler Hoskin Harcourt LLP
2500, 450 - 1st Street S.W.
Calgary, AB
T2P 5H1

Attention: Andrea Whyte
Fax: (403) 260-7024

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
AMENDMENT AND TERMINATION OF AGREEMENT

9.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Adamant Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases the number of Galleon Shares to be received by Adamant Shareholders pursuant to the Arrangement without approval by the Adamant Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2 Termination

(a) This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual written agreement of Galleon and Adamant without further action on the part of the shareholders of Adamant;

(b) Notwithstanding any other rights contained herein, Galleon may terminate this Agreement upon written notice to Adamant if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Galleon, acting reasonably, or has not been granted on or prior to April 30, 2008, or, if issued, has been set aside or modified in a manner unacceptable to Galleon, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Adamant Securityholders in accordance with the terms of the Interim Order and the rules or requirements of the TSX on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to Galleon, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Galleon, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Adamant Non-Completion Fee is payable in accordance with section 6.1 hereof;

(vi) the Galleon Non-Completion Fee is payable in accordance with section 6.2 hereof and is paid by Galleon;

(vii) a Material Adverse Change in respect of Adamant shall have occurred after the Agreement Date;

(viii) Adamant shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on Adamant or on the ability of Adamant and Galleon to consummate the transactions contemplated hereby and Adamant fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Galleon (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(ix) upon a right of termination of this Agreement by Galleon arising pursuant to section 5.1 or 5.3 hereof.

(c) Notwithstanding any other rights contained herein, Adamant may terminate this Agreement upon written notice to Galleon if;

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Adamant, acting reasonably, or has not been granted on or prior to April 30, 2008 or if issued, has been set aside or modified in a manner unacceptable to Adamant, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Adamant Securityholders in accordance with the terms of the Interim Order and the rules or requirements of the TSX on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to Adamant, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Adamant, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Galleon Non-Completion Fee is payable in accordance with section 6.2 hereof;

(vi) the Adamant Non-Completion Fee is payable in accordance with section 6.1 hereof and is paid by Adamant;

(vii) a Material Adverse Change in respect of Galleon shall have occurred after the Agreement Date;

(viii) Galleon shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on Galleon or on the ability of Galleon and Adamant to consummate the transactions contemplated hereby and Galleon fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Adamant (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(ix) upon a right of termination of this Agreement by Adamant arising pursuant to sections 5.1 and 5.2 hereof.

(d) If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Adamant or Galleon, as the case may be, or their agents. Except for the obligations set forth in sections 6.1, 6.2, 10.3 and 10.5 hereof (provided in the case of sections 6.1 and 6.2, the right of payment (in the case of section 6.1(d), being the public announcement or making of such Take-Over Proposal) arose prior to the termination of this Agreement) which shall survive any termination of this Agreement and continue in full force and effect, no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

10.2 Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

10.3 Privacy Matters

(a) For the purposes of this section 10.3, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) **"applicable privacy laws"** means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) **"authorized authority"** means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial,

taxing, regulatory or administrative powers or functions of or pertaining to government; (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties' obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a *bona fide* need to access to such information in order to complete the Arrangement.

(g) Each party shall promptly notify the other parties of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the other parties shall forthwith cease all use of the Personal Information acquired by such other parties in connection with this Agreement and will return to the requesting party or, at the requesting party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

10.4 Disclosure

Each party shall receive the prior consent, not to be unreasonably withheld, of the other parties prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if a party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other parties as to the wording of such disclosure prior to its being made.

10.5 Costs

Except as contemplated herein (including section 6.1 and section 6.2 hereof), each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby except in respect of the application relating hereto under the Competition Act which will be paid as to 100% by Galleon.

10.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8 Time of Essence

Time shall be of the essence of this Agreement.

10.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta (except those relating to conflict of laws principles). Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

10.10 Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.11 Counterparts

This Agreement may be executed in counterparts and may be executed by facsimile or other electronic means, and each of such counterparts shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

GALLEON ENERGY INC.

Per: (signed) "*Shivon M. Crabtree*"
Shivon M. Crabtree
Vice-President, Finance and Chief Financial Officer

Per: (signed) "*Chris Tibbles*"
Chris Tibbles
Vice-President, Land

ADAMANT ENERGY INC.

Per: (signed) "*Murray D. McCartney*"
Murray D. McCartney
President and Chief Executive Officer

Per: (signed) "*Arthur J.G. Madden*"
Arthur J.G. Madden
Vice-President, Finance and Chief Financial Officer

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as from time to time amended or re enacted, including the regulations promulgated thereunder;

(b) "**Adamant**" means Adamant Energy Inc., a corporation incorporated under the ABCA;

(c) "**Adamant Options**" means stock options issued to directors, officers, employees and consultants of Adamant permitting the holders thereof the right (whether or not vested) to purchase Adamant Shares and "Adamant Optionholders" means holders of Adamant Options;

(a) "**Adamant Securityholders**" means Adamant Shareholders and holders of Adamant Options, unless the Arrangement Agreement is amended or amended and restated as contemplated by section 3.1(ee) thereof, in which case "**Adamant Securityholders**" shall mean Adamant Shareholders;

(b) "**Adamant Shareholders**" means holders of issued and outstanding Adamant Shares;

(d) "**Adamant Shares**" means the common shares in the capital of Adamant and "Adamant Shareholders" means the holders from time to time of Adamant Shares; and

(e) "**Amalco**" means the corporation formed under the amalgamation of Galleon Newco and Adamant pursuant to the Arrangement;

(f) "**Amalco Common Shares**" means the common shares in the capital of Amalco;

(g) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "hereunder" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(h) "**Arrangement Agreement**" means the agreement dated March 11, 2008, between Galleon and Adamant with respect to the Arrangement and all amendments thereto;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been made;

(j) "**business day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta, are not generally open for business;

(k) "**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or , if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(l) "**Court**" means the Court of Queen's Bench of Alberta;

(m) "**Depositary**" means Valiant Trust Company or such other person as may be designated by Galleon and set out in the Letter of Transmittal;

(n) **"Dissent Rights"** means the right of a Adamant Shareholder and Adamant Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(o) **"Dissenting Optionholders"** means holders of Adamant Options who validly exercise the rights of dissent exercised to them under the Interim Order in respect of Adamant Options;

(p) **"Dissenting Securityholders"** means Dissenting Shareholders and Dissenting Optionholders;

(q) **"Dissenting Shareholders"** means registered Adamant Shareholders who validly exercise the rights of dissent provided to them under the Interim Order in respect of Adamant Shares;

(r) **"Effective Date"** means the date the Arrangement becomes effective under the ABCA;

(s) **"Effective Time"** means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(t) **"Exchange Ratio"** means 0.1139 Galleon Shares for each Adamant Share;

(u) **"Final Order"** means the order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v) **"Galleon"** means Galleon Energy Inc., a corporation amalgamated under the ABCA;

(w) **"Galleon Newco"** means 1244419 Alberta Ltd., a corporation incorporated under the ABCA;

(x) **"Galleon Shares"** means Class A shares in the capital of Galleon;

(y) **"Holder"** means a registered holder of Adamant Shares immediately prior to the Effective Time or any person who surrenders to the Depositary certificates representing Adamant Shares duly endorsed for transfer to such person in accordance with the provision set forth in the Letter of Transmittal;

(z) **"Information Circular"** means the information circular and proxy statement to be prepared by Adamant and forwarded as part of the proxy solicitation materials to holders of Adamant Shares and Adamant Options in respect of the Meeting;

(aa) **"Interim Order"** means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb) **"Letter of Transmittal"** means the letter of transmittal accompanying the Information Circular sent to the holders of Adamant Shares pursuant to which holders of Adamant Shares are required to deliver certificates representing Adamant Shares;

(cc) **"Meeting"** means the annual and special meeting of Adamant Securityholders and any adjournment(s) thereof, as ordered by the Interim Order, to among other things consider and, if determined advisable, approve the Arrangement and related matters and any adjournments thereof;

(dd) **"Registrar"** means the Registrar appointed under section 263 of the ABCA;

(ee) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Adamant Shares; (ii) the holders of Adamant Options; (iii) Galleon; (iv) Galleon Newco; and (v) Adamant;.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Adamant Shares and Adamant Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Adamant (free of any claims) and cancelled, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as shareholders or optionholders of Adamant other than the right to be paid the fair value of their Adamant Shares or Adamant Options, as the case may be, in accordance with Article 4;

(b) each Adamant Option shall terminate and cease to represent the right to acquire a Adamant Share or any other security of Adamant;

(c) Galleon Newco and Adamant shall be amalgamated and continue as one corporation such that:

    (i) the name of Amalco shall be "Adamant Energy Inc.";

(ii) the Articles of Amalgamation shall be in the form attached as Schedule 1 hereto;

(iii) the by-laws of Amalco shall be the by-laws of Galleon Newco;

(iv) the registered office of Amalco shall be located at Suite 500, 311 – 6th Avenue S.W., Calgary, Alberta, T2P 3H2;

(v) Amalco shall be authorized to issue an unlimited number of shares designated as common shares which shall have the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation attached as Schedule 1 hereto;

(vi) the number of first directors of Amalco shall be three (3). The first directors of Amalco shall be the persons whose names and addresses are set forth below:

Name	**Address**
Glenn R. Carley	500, 311 – 6th Avenue S.W., Calgary, AB T2P 3H2
Steve Sugianto	500, 311 – 6th Avenue S.W., Calgary, AB T2P 3H2
Shivon M. Crabtree	500, 311 – 6th Avenue S.W., Calgary, AB T2P 3H2

The first directors shall hold office until the first annual or general meeting of the shareholders of Amalco or until their successors are duly appointed or elected;

(vii) The first officers of Amalco shall be the officers of Galleon Newco.

(viii) on the Effective Date, the Amalgamation of Galleon Newco and Adamant and their continuance as one corporation shall become effective; the property of each of Adamant and Galleon Newco shall continue to be the property of Amalco; Amalco shall continue to be liable for the obligations of each of Adamant and Galleon Newco; any existing cause of action, claim or liability to prosecution shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against either Adamant or Galleon Newco may be continued to be prosecuted by or against Amalco; a conviction against, or filing, order or judgment in favour of or against, either Adamant or Galleon Newco may be enforced by or against Amalco; and the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation for Amalco;

(ix) subject to sections 5.2, 5.5 and 5.6, each Holder of Adamant Shares shall receive that number of fully paid and non-assessable Galleon Shares equal to the product determined by multiplying the number of Adamant Shares held by such Holder by the Exchange Ratio, following which all such Adamant Shares shall be cancelled;

(x) Galleon shall receive one (1) fully paid and non-assessable Amalco Common Share for each one (1) Galleon Newco common share held by Galleon, following which all such Galleon Newco common shares shall be cancelled;

(xi) Galleon shall add an amount to the stated capital maintained in respect of the Galleon Shares equal to the aggregate paid-up capital for income tax purposes of the Adamant Shares immediately prior to the Amalgamation; and

(xii) Amalco shall add an amount to the stated capital maintained in respect of the Amalco Common Shares equal to the aggregate paid-up capital for income tax purposes of the Galleon Newco common shares immediately prior to the Amalgamation.

3.2 With respect to each Holder (other than a Dissenting Shareholder), at the Effective Time:

(a) such former Holder shall be added to the register of holders of Galleon Shares to which they are entitled in accordance with the provisions hereof; and

(b) such Holder shall cease to be a holder of the Adamant Shares previously held and the name of such Holder shall be removed from the register of holders of Adamant Shares as it relates to the Adamant Shares previously held.

3.3 Galleon, as registered holder of Galleon Newco Common Shares, at the Effective Time:

(a) should be added to the register of holders of Amalco Common Shares to which it is entitled pursuant to the provisions hereof; and

(b) Galleon shall cease to be a holder of common shares of Newco previously held.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Adamant Shares and each holder of Adamant Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Adamant Shares or Adamant Options , as the case may be, and shall only be entitled to be paid the fair value of the Dissenting Securityholder's Adamant Shares or Adamant Options, as the case may be, by Amalco. A Dissenting Securityholder who is paid the fair value of the Dissenting Securityholder's Adamant Shares or Adamant Options, as the case may be, shall be deemed to have transferred the Dissenting Securityholder's Adamant Shares or Adamant Options, as the case may be, to Adamant at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the Dissenting Securityholder's Adamant Shares or Adamant Options, as the case may be, shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Adamant Shares or Adamant Options, as the case may be, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Adamant Shares or Adamant Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Adamant Shares and Adamant Options at the Meeting; but in no event shall Amalco or Galleon be required to recognize such Dissenting Securityholder as a shareholder or optionholder of Adamant, Amalco or Galleon after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Adamant Shares under the Arrangement shall represent only the right to receive the consideration to which the Holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 3.1, to receive the fair value of the Adamant Shares represented by such certificates.

5.2 Galleon shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Holder of a duly completed Letter of Transmittal and the certificates representing such Adamant Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former Holder at the address specified in the Letter of Transmittal; or

(b) if requested by such Holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Holder,

certificates representing the number of Galleon Shares, issued to such Holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Adamant Shares that were exchanged pursuant to section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Galleon and Adamant and their respective transfer agents, which bond is in form and substance satisfactory to each of the Galleon and Adamant and their respective transfer agents, or shall otherwise indemnify the Galleon and Adamant and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All dividends or other distributions made with respect to any Galleon Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Adamant Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the Holder of such shares to receive Galleon Shares (and any dividends or other distributions thereon). In such case, such Galleon Shares shall be returned to Galleon for cancellation and any dividends or other distributions in respect of Galleon Shares shall be returned to Galleon.

5.6 No certificates representing fractional Galleon Shares shall be issued under this Arrangement. In lieu of any fractional Galleon Share, each previous Holder of Adamant Shares otherwise entitled to a fractional interest in an Galleon Share will receive the nearest whole number of Galleon Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 Galleon and Adamant may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by both parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Adamant Shares and Adamant Options, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Galleon or Adamant at any time prior to or at the Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Galleon and Adamant may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Galleon, provided that it concerns a matter which, in the reasonable opinion of Galleon, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Adamant Shares.

SCHEDULE 1

ARTICLES OF AMALGAMATION

Business Corporations Act
(Alberta)
Section 185

1. Name of Amalgamated Corporation:
ADAMANT ENERGY INC.

2. The classes of shares, and any maximum number of shares that the Corporation is authorized to issue:

See Schedule "A" attached hereto

3. Restriction on share transfers, if any:

See Schedule "B" attached hereto

4. Number, or minimum and maximum number of directors:

Minimum of one (1); Maximum of eleven (11)

5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):
None

6. Other Provisions, if any:

See Schedule "C" attached hereto

7. Name of Amalgamating Corporations:	Corporate Access Number:
1244419 Alberta Ltd.	2012444192
Adamant Energy Inc.	2011200512

Name of Person Authorizing (please print) ____________________

Signature ____________________

Title (please print) ____________________

Date ____________________, 2008

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

SCHEDULE "A"

Unlimited number of common shares without nominal or par value to which shares shall be attached the following rights (i) to vote at any meeting of shareholders of the Corporation; (ii) to receive any dividend declared by the Corporation; and (iii) to receive the remaining property of the Corporation upon dissolution.

SCHEDULE "B"

No shares of the Corporation shall be transferred without the approval of the directors, provided that approval of any transfer of shares may be given as aforesaid after the transfer has been effected upon the records of the Corporation, in which event, unless the said approval stipulates otherwise, the said transfer shall be valid and shall take effect as from the date of its very entry upon the books of the Corporation.

SCHEDULE "C"

(a) The number of shareholders of the Corporation, exclusive of:

(i) persons who are in its employment or that of an affiliate, and;

(ii) persons who, having been formerly in its employment or that of an affiliate, were, while in that employment, shareholders of the Corporation and have continued to be shareholders that Corporation after termination of that employment,

is limited to not more than 50 persons, 2 or more persons who are the joint registered owners of 1 of more shares being counted as 1 shareholder.

(b) Any invitation to the public to subscribe for the securities of the Corporation is prohibited.

(c) The directors of the Corporation may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and:

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(d) The directors may, by resolution, delegate the powers referred to in subsection (c) hereof to a director, a committee of directors or an officer.

(e) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(f) Meetings of shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victor, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

ADAMANT
ENERGY INC.
TEL (403) 232-6050 FAX (403) 232-6055 TOLL FREE 1-866-632-6056
1400, 340 12 AVENUE SW, CALGARY ALBERTA T2R 1L5

March 11, 2008

Galleon Energy Inc.
Suite 500, 311 – 6th Avenue S.W.
Calgary, Alberta T2P 3H2

Dear Sir:

This disclosure letter (the "**Disclosure Letter**") has been prepared for use in connection with the Arrangement Agreement (the "**Agreement**") dated as of March 11, 2008 between Adamant Energy Inc. ("**Adamant**") and Galleon Energy Inc. ("**Galleon**") and is the Adamant Disclosure Letter referenced therein. The purpose of this Disclosure Letter is to provide Galleon with certain exceptions and disclosures relating to the representations and warranties of Adamant set out in the Agreement. Capitalized terms used but not defined in the following Disclosure Letter shall have the respective meanings ascribed to them in the Agreement.

Information disclosed in any section of this Disclosure Letter shall clearly indicate the section and, if applicable, the subsection, of the Agreement to which it relates. Each representation, warranty and covenant of Adamant in the Agreement shall be subject to: (a) any exception and disclosure expressly set forth in the section or subsection of this Disclosure Letter corresponding to the particular section or subsection of the Agreement; and (b) any exceptions and disclosures set forth in any other section or subsection of this Disclosure Letter to which such written information, on its face, would reasonably pertain in the light of the form and substance of the disclosure made.

The disclosure of any matter in the Disclosure Schedule should not be construed as indicating that such matter is necessarily required to be disclosed in order for any representation or warranty in the Agreement to be true and correct in all material respects. This Disclosure Letter is qualified in its entirety by reference to the Agreement and is not intended to constitute, and shall not be construed as constituting, separate or additional representations or warranties of Adamant except as and to the extent provided in the Agreement. Items and information disclosed in this Disclosure Letter in response to provisions in the Agreement that are qualified by "materiality" and "Material Adverse Effect" and similar qualifications are not necessarily material. The mere inclusion of an item in this Disclosure Letter as an exception to a provision will not be deemed an admission by Adamant that such item (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed in connection with the representations and warranties made by the parties in the Agreement or represents a material exception or fact, event or circumstance or that such item has had, or would reasonably be expected to have, a Material Adverse Effect.

The information contained in any section or subsection of this Disclosure Letter is disclosed solely for the purposes of the Agreement and descriptions or terms of agreements and documents herein are summaries only and are qualified in their entirety by the specific terms of such agreements and documents. No reference herein to any agreement or document shall be construed as an admission or indication by any party to the Agreement to any third party of any matter whatsoever, including, without limitation, that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document, except as otherwise explicitly set forth in this Disclosure Letter or the Agreement. No disclosure herein relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Any description of any document included in the Disclosure Letter is qualified in all respects by a reference to the full text of such documents.

Please acknowledge receipt of this letter by executing in the space provided for such purposes below.

Yours truly,

ADAMANT ENERGY INC.

By: (signed) "*Murray D. McCartney*
Name: Murray D. McCartney
Title: President and Chief Executive Officer

By: (signed) "*Arthur J.G. Madden*"
Name: Arthur J.G. Madden
Title: Vice-President, Finance and Chief Financial Officer

Receipt acknowledged as of March 11, 2008:

GALLEON ENERGY INC.

By: (signed) "*Shivon M. CrabtreeI*"
Name: Shivon M. Crabtree
Title: Vice-President, Finance and Chief Financial Officer

By: (signed) "*Chris Tibbles*"
Name: Chris Tibbles
Title: Vice-President, Land

DISCLOSURE SCHEDULE

Section 3.1(c)/Section 4.1(bb) – Details of approved capital expenditures

- $42,298 expenditure on parcel B0527 (AFE 0800019)
- $33,000 expenditure to upsize pumpjack and tubing at Watelet 11-11-47-26W4
- $12,000 expenditure to repair bhp at Jack 8-26 gas well
- $650,000 expenditure to drill, case and complete subject well for Adamant St. Anne 7-27-54-5W5 Drilling Project (AFE 0820009)

Section 3.1(d) – Details of compensation arrangements

Adamant has provided in writing four (4) executive employment agreements and seventeen (17) proposals for sale bonus and severance agreements to Galleon's representatives.

Section 4.1(k) – Details of material contracts or agreements

- Letter of Engagement between Adamant and Scotia Waterous Inc. dated December 20, 2006
- Lease Agreement between the Standard Life Assurance Company and Adamant Energy dated January 18, 2005, as amended by the lease amending agreement dated November 18, 2005 and as further amended by the lease of additional office space agreement dated November 19, 2005
- Gas EDI Agreement between Adamant and BP Canada Energy Company dated June 1, 2005, as confirmed by the Transaction Confirmation dated October 12, 2007
- Crude Petroleum Purchase Contract #756 between Adamant and Nexen Marketing dated May 1, 2006
- Credit Facilities Offering Letter between National Bank of Canada and Adamant dated July 11, 2007, as amended by Amending Offering Letter dated September 20, 2007, and as further amended by Amending Offering Letter dated January 7, 2008
- Voting and Shareholders Agreement made as of July 22, 2005 among various persons including Natural Gas Partners VII, L.P. ("**NGP**"), Spindrift CB, L.L.C. ("**Spindrift CB**") and Spindrift Investors (Bermuda) L.P. ("**Spindrift Investors**")
- Pre-Emptive Right and Further Assurances Agreement effective July 22, 2005 among Adamant, NGP, Spindrift CB and Spindrift Investors
- Registration Rights Agreement effective July 22, 2005 among Adamant, NGP, Spindrift CB and Spindrift Investors
- Reimbursement and Indemnification Agreement made as of July 22, 2005 between Adamant and NGP
- Arrangement Agreement between Galleon and Adamant dated March 11, 2008
- Seismic agreements, copies of which have been provided to Galleon

Section 4.1(m) – Details of severance amounts / consulting contract termination obligations / retention / sale bonuses

- Payments pursuant to executive employment agreements: $1,848,000.00
- Payments to non-executives for severance: $798,500.00
- Payments pursuant to non-executive bonus agreements: $246,000.00

Section 4.1(n) - Details of SWAP, hedging or other financial instruments

- Gas EDI Agreement between Adamant and BP Canada Energy Company dated June 1, 2005, as confirmed by the Physical Gas transaction Confirmation dated December 11, 2007

Section 4.1(dd) – Details of available tax pools

Management estimate of tax pool balances after estimated claims for deferred partnership income as of December 31, 2007:

- Canadian Oil and Gas Property Expense - $69,000
- Canadian Development Expense - $9,334,000
- Canadian Exploration Expense - $3,851,000
- Capital Cost Allowance - $26,144,000
- Share Issue Costs - $519,700
- Alberta Credited Royalty Income - $2,356,000

TOTAL TAX POOLS - $42,275,700

Section 4.1(aaa) - Details of agreements which may be breached as a result of the Agreement

- Lease Agreement between the Standard Life Assurance Company and Adamant Energy dated January 18, 2005, as amended by the lease amending agreement dated November 18, 2005 and as further amended by the lease of additional office space agreement dated November 19, 2005

- Credit Facilities Offering Letter between National Bank of Canada and Adamant dated July 11, 2007, as amended by Amending Offering Letter dated September 20, 2007, and as further amended by Amending Offering Letter dated January 7, 2008

- Gas EDI Agreement between Adamant and BP Canada Energy Company dated June 1, 2005, as confirmed by the Transaction Confirmation dated October 12, 2007

- Voting and Shareholders Agreement made as of July 22, 2005 among various persons including NGP, Spindrift CB and Spindrift Investors

- Pre-Emptive Right and Further Assurances Agreement effective July 22, 2005 among Adamant, NGP, Spindrift CB and Spindrift Investors

- Registration Rights Agreement effective July 22, 2005 among Adamant, NGP, Spindrift CB and Spindrift Investors

- Reimbursement and Indemnification Agreement made as of July 22, 2005 between Adamant and NGP

- Seismic agreements, copies of which have been provided to Galleon

March 11, 2008

CONFIDENTIAL

____

(Please print full name)

____

(Please print full address, including postal code)

____

Dear Sirs:

Re: Adamant Energy Inc.

We understand that you (the "**Shareholder**") beneficially own, or exercise control or direction over, the number of common shares ("**Adamant Shares**") of Adamant Energy Inc. ("**Adamant**") and hold the number of: (i) options ("**Options**") to purchase Adamant Shares; and (ii) Performance Warrants of Adamant (the "**Performance Warrants**") (Options and Performance Warrants, collectively, referred to herein as "**Adamant Rights**"), each as set forth on the signature page hereof.

Pursuant to an arrangement agreement dated March 11, 2008 (the "**Agreement**") among Adamant and Galleon Energy Inc. ("**Galleon**") Galleon will acquire all of the issued and outstanding Adamant Shares (the "**Transaction**") on a fully diluted basis, pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta).

In consideration for Galleon entering into the Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties covenant and agree as follows:

1. The Transaction

1.1 Pursuant to the Transaction, Galleon will acquire the issued and outstanding Adamant Shares on the basis of 0.1139 Class A shares ("**Galleon Shares**") for each Adamant Share.

1.2 Notwithstanding the foregoing, the completion of the Transaction is subject to various conditions as set forth in the Agreement, which conditions are for the exclusive benefit of Galleon and/or Adamant, which Galleon and/or Adamant has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Agreement and this agreement and their respective obligations to complete the Transaction. Further, the Shareholder acknowledges and agrees that the Agreement may be amended or amended and restated and any such amendment or amendment and restated shall not in any way affect the obligations of the Shareholder hereunder unless the number of Galleon Shares to be issued pursuant to the Transaction is reduced from that contemplated by Section 1.1 hereof.

2. Agreement to Vote or to Tender

2.1 The Shareholder hereby irrevocably agrees to vote (and, if voting by proxy, to provide evidence thereof to Galleon within 5 days prior to the meeting of securityholders of Adamant to consider the Transaction), all of the Adamant Shares that the Shareholder beneficially owns or over which it exercises control or direction (the "**Presently Held Securities**") and any additional Adamant Shares that the Shareholder may hereafter become the beneficial owner of or exercise control or direction over (including any such Adamant Shares issued on exercise of any Adamant Rights) (the "**After Acquired Securities**") (the Presently Held Securities and the After Acquired Securities, collectively, the "**Subject Securities**") in favour of the Transaction and any other matters proposed by Adamant that are necessary or desirable to complete the Transaction and not withdraw any proxies or change the vote in respect thereof, except as provided herein.

3. Representation, Warranties and Covenants of the Shareholder

3.1 The Shareholder represents and warrants to Galleon, and acknowledges that Galleon is relying upon such representations and warranties in entering into this agreement that:

(a) the Shareholder has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby;

(b) assuming the due execution and delivery of this agreement by Galleon, this agreement is a legal, valid and binding obligation of the Shareholder enforceable by Galleon against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity; and the consummation by the Shareholder of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound;

(c) the Shareholder is the beneficial owner of, or exercises control or direction over, the Presently Held Securities, and will, upon deposit of same under the Transaction, hold such securities free and clear of all liens, charges, encumbrances, security interests and other rights of others whatsoever and the Shareholder has, or in the case of the After Acquired Securities will have, good and sufficient power, authority and right to transfer or cause to be transferred the legal and beneficial title to the Subject Securities to Galleon with good and marketable title thereto free and clear of all liens, charges, encumbrances, security interests and other rights of others whatsoever; and

(d) the Presently Held Securities represent all of the Adamant Shares beneficially owned or over which the Shareholder exercises control or direction and the Shareholder does not hold any other rights to acquire any Adamant Shares, other than the Options and Performance Warrants each as set forth on the signature page hereof.

The foregoing representations and warranties will be true and correct on the date hereof and on the date of completion of the Transaction.

3.2 The Shareholder covenants and agrees with Galleon that so long as the Shareholder is required to vote the Subject Securities in favour of the Transaction, the Shareholder will not, and will use its commercially reasonable efforts to cause its representatives and advisors not to, directly or indirectly:

(a) solicit, initiate, invite, encourage or continue any inquiries or proposals from, or negotiations with, any person, company or other entity (other than Galleon) relating to the purchase of Adamant Shares or any other securities of Adamant, any amalgamation, merger or other form of business combination involving Adamant, any sale, lease, exchange or transfer of any material assets of Adamant, or any take-over bid, reorganization, recapitalization, liquidation or winding-up of or other business combination or other transaction involving Adamant with any person other than Galleon or any of its affiliates (a "**Proposed Transaction**");

(b) enter into any agreement, discussions or negotiations with any person, company or other entity other than Galleon or any of its affiliates with respect to a Proposed Transaction or a potential Proposed Transaction;

(c) furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Adamant or any of its subsidiaries to any person, company or other entity other than Galleon and its representatives; or

(d) take any action that might reasonably be expected to reduce the likelihood of success of the Transaction,

provided that if the Shareholder is a director or officer of Adamant, the foregoing provisions of this Section 3.2 shall not restrict the Shareholder from taking any action required by law or discharging his or her fiduciary duties to Adamant in accordance with the Agreement.

3.3 The Shareholder covenants and agrees with Galleon that so long as the Shareholder is required to vote the Subject Securities in favour of the Transaction hereunder, that:

(a) it will notify Galleon promptly if it is aware of any discussions or negotiations that are sought or if any proposal in respect of a Proposed Transaction is received by the undersigned, Adamant or its representatives, or is being considered or indicated to be forthcoming;

(b) except as contemplated herein, it shall not sell, assign, convey, otherwise dispose of or pledge, charge, encumber or grant a security interest in or grant to any other person any interest in any of the Subject Securities;

(c) it shall not exercise any rights of dissent or appraisal in respect of any resolution approving the Transaction or any aspect thereof, and not exercise any shareholder rights or remedies available at common law or pursuant to applicable securities or corporate laws to delay, hinder, upset or challenge the Transaction;

(d) it shall exercise all voting rights attached to the Subject Securities to vote against any resolution to be considered by the securityholders of Adamant that, if approved, could reasonably be considered to reduce the likelihood of success of the Transaction;

(e) in connection with the completion of the Transaction, if the Shareholder is a director or officer of Adamant or any of its subsidiaries, it will, if requested by Galleon, resign his or her position as a director and/or officer of Adamant and/or its subsidiaries effective at such time as may be requested by Galleon (provided such time is not prior to the effective time of the Transaction) and provide a mutually acceptable (acting reasonably) release in favour of Adamant and its subsidiaries (as applicable) and Galleon and will use its commercially reasonable efforts to assist Galleon in effecting an orderly transition of the board of directors of Adamant at the effective time of the Transaction and in the manner requested by Galleon; and

(f) in the event that it holds or exercises control or direction over any Options or Performance Warrants, it will enter into, prior to the mailing of the Information Circular to Securityholders of Adamant in connection with approval of the Transaction, an agreement with Adamant that all such Options and Performance Warrants that have not been exercised prior to the effective time of the Transaction, shall terminate immediately prior to such effective time.

4. Representations and Warranties of Galleon

4.1 Galleon hereby represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties and entering into this agreement that:

(a) Galleon has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby, and this agreement has been duly executed and delivered by Galleon and constitutes a legal, valid and binding obligation of Galleon enforceable against it in accordance with its terms;

(b) upon acceptance by the Shareholder of this agreement, this agreement will be a valid and binding agreement, enforceable against Galleon in accordance with its terms and neither the execution of this agreement nor the consummation by Galleon of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which Galleon is a party and by which Galleon is bound; and

(c) the Galleon Shares issuable pursuant to the Transaction will be validly issued as fully paid and non-assessable.

5. Termination

5.1 The obligations hereunder of the Shareholder shall terminate at the option of the Shareholder upon written notice given by the Shareholder to Galleon:

(a) if the Agreement is terminated by Adamant pursuant to either Section 9.2(c)(vii) or Section 9.2(c)(viii) of the Agreement; or

(b) if the Transaction is not completed on or before May 30, 2008; or

5.2 The obligations hereunder of Galleon shall terminate at the option of Galleon upon written notice given by Galleon to the Shareholder:

(a) if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein is not true and correct in a material respect; or

(b) if the Agreement is terminated in accordance with its terms.

5.3 In the event of the termination of this agreement as provided in Sections 5.1 or 5.2 above, this agreement shall forthwith become void and of no further force or effect other than Section 12.5 and this Section 5, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement.

6. Public Disclosure

6.1 The Shareholder agrees not to make any disclosure or announcement of or pertaining to this agreement, the Agreement or the Transaction without the prior written consent of Galleon, not to be unreasonably withheld, except as required by law.

7. Amendments and Assignment

7.1 This agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this agreement may assign any of its rights or obligations under this agreement without the prior written consent of the other party.

8. Time

8.1 Time shall be of the essence of this agreement.

9. Survival

9.1 The representations, warranties and covenants of the Shareholder and of Galleon herein shall survive the consummation of the Transaction and the acquisition of the Subject Securities by Galleon.

10. Successors and Assigns

10.1 This agreement shall be binding upon, enure to the benefit of and be enforceable by the Shareholder, Galleon and their respective successors and permitted assigns.

11. Notice

11.1 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a) in the case of the Shareholder, to the address appearing on the first page of this letter; and

(b) in the case of Galleon Energy Inc., to 500, 311-6th Avenue S.W., Calgary, Alberta, T2P 3H2, Attention: Shivon M. Crabtree, Vice President, Finance and Chief Financial Officer, facsimile: (403) 262-5561.

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.

12. General

12.1 All references to Adamant Shares herein shall include any shares into which the Adamant Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Adamant and the price per share referred to herein shall be amended accordingly.

12.2 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.

12.3 The Shareholder agrees that if this agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy and, therefore, without limiting any other remedy available at law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief, or any combination thereof, shall be available to Galleon.

12.4 This agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

12.5 Galleon and the Shareholder agree to pay their own respective expenses incurred in connection with this agreement and the transactions contemplated hereby.

13. Acceptance

13.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Galleon in the manner provided below. This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission or other electronic means.

Yours very truly,

GALLEON ENERGY INC.

Per: (signed) "*Shivon M. Crabtree*"
Shivon M. Crabtree
Vice-President, Finance and Chief Financial Officer

Per: (signed) "*Chris Tibbles*"
Chris Tibbles
Vice-President, Land

In consideration of your entering into of the Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of this 11th day of March, 2008.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

____
(Number of Adamant Shares beneficially held or controlled)

____
(Number of Options Held)

____
(Number of Performance Warrants Held)

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: **GALLEON ENERGY INC.**

Fiscal year end date used to calculate capitalization: **DECEMBER 31, 2006**

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end – CLASS A SHARES	(i)	**57,712,077**
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	**19.23**
Market value of class or series – CLASS A SHARES	(i) x (ii) =	1,109,803,241(A)
Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end – CLASS B SHARES	(i)	922,500
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	8.29
Market value of class or series	(i) x (ii) =	7,647,525 (B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	1,117,450,766
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$29,700

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: GALLEON ENERGY INC.

Fiscal year end date used to calculate capitalization: DECEMBER 31, 2007

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end – CLASS A SHARES	(i)	**63,215,552**
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	**16.10**
Market value of class or series – CLASS A SHARES	(i) x (ii) =	1,017,770,387(A)
Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end – CLASS B SHARES	(i)	922,500
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	8.72
Market value of class or series	(i) x (ii) =	8,044,200 (B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	1,025,814,587
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$29,700

GALLEON ENERGY INC.

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Galleon Energy Inc. ("**Galleon**" or the "**Corporation**")
500, 311 - 6th Avenue S.W.
Calgary, AB T2P 3H2

1.2 Executive Officer

For further information, contact Shivon M. Crabtree, Vice President, Finance and Chief Financial Officer of Galleon (telephone (403) 261-9276).

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On January 16, 2008 Galleon completed a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**Arrangement**") involving Galleon, ExAlta Energy Inc. ("**ExAlta**") and shareholders and optionholders of ExAlta, pursuant to which Galleon acquired all of the issued and outstanding common shares of ExAlta and ExAlta became a wholly-owned subsidiary of Galleon.

ExAlta is corporation incorporated under the laws of the province of Alberta with its principal and head office located in Calgary, Alberta. ExAlta is engaged in petroleum and natural gas exploration, development and production in western Canada.

Prior to completion of the Arrangement, ExAlta was a reporting issuer in certain provinces of Canada and its common shares were listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "EXA". Following completion of the Arrangement, the common shares of ExAlta were de-listed from trading on the TSX and ExAlta ceased to be a reporting issuer.

Information in respect of ExAlta is available on SEDAR at www.sedar.com. In addition, information in respect of ExAlta's reserves as at December 31, 2007 are contained in Schedule "D" to Galleon's annual information form for the year ended December 31, 2007.

2.2 Date of Acquisition

January 16, 2008

2.3 Consideration

Pursuant to the Arrangement, previous shareholders of ExAlta received, for each outstanding common share of ExAlta held by them, 0.118 of a class A share of Galleon.

2.4 Effect on Financial Position

In connection with the Arrangement, Galleon issued 4,334,856 class A shares of Galleon to the former holders of common shares of ExAlta (subject to adjustment for rounding as provided in the Arrangement). After giving effect to the Arrangement, Galleon has issued and outstanding approximately 67.6 million

class A shares and 922,500 class B shares. Galleon's net debt upon completion of the Arrangement is approximately $240 million on a new borrowing base of $265 million.

2.5 Prior Valuations

N/A

2.6 Parties to Transaction

N/A

2.7 Date of Report

March 27, 2008

Item 3 Financial Statements

The audited financial statements of ExAlta for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors' report thereon are attached hereto as Schedule "A".

The unaudited pro forma consolidated balance sheet of Galleon as at December 31, 2007 and the unaudited pro forma consolidated statement of earnings of Galleon for the year ended December 31, 2007, after giving effect to the Arrangement, together with the notes thereto are attached at Schedule "B" hereto.

SCHEDULE "A"

AUDITED FINANCIAL STATEMENTS OF
EXALTA ENERGY INC.
AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

AUDITORS' REPORT

To the Shareholder of ExAlta Energy Inc.

We have audited the balance sheets of ExAlta Energy Inc. as at December 31, 2007 and 2006 and the statements of operations and comprehensive loss and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Calgary, Canada
March 27, 2008

Chartered Accountants

EXALTA ENERGY INC.
Balance Sheets
As at December 31

	2007 $	2006 $
ASSETS		
CURRENT		
Accounts receivable	7,945,589	11,850,432
Deposits and prepaid expenses	276,111	156,805
	8,221,700	12,007,237
Future income taxes (note 8)	144,000	-
Inventory Equipment	1,290,264	-
Property and equipment (notes 3, 5 and 6)	95,415,527	132,131,930
	105,071,491	**144,139,167**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	14,164,963	26,948,194
Bank loan (note 5)	36,651,057	27,114,042
Capital lease obligation (note 6)	2,188,758	2,223,843
	53,004,778	56,286,079
Capital lease obligation (note 6)	3,634,755	6,171,780
Asset retirement obligation (note 4)	3,063,927	3,403,000
Future income taxes (note 8)	-	6,131,000
	59,703,460	71,991,859
Commitments (note 7)		
SHAREHOLDERS' EQUITY		
Share capital (note 9)	64,726,650	67,680,427
Contributed surplus (note 9)	3,410,734	2,745,443
Retained earnings (deficit)	(22,769,353)	1,721,438
	45,368,031	72,147,308
	105,071,491	**144,139,167**

See accompanying notes

EXALTA ENERGY INC
Statements of Operations and Retained Earnings (Deficit)
Years ended December 31

	2007 $	2006 $
REVENUE		
Petroleum and natural gas revenue (notes 10 and 13)	46,232,692	37,062,953
Royalties, net of ARTC	(8,314,723)	(7,006,161)
	37,917,969	30,056,792
EXPENSES		
Operating	10,953,681	7,396,489
Transportation	1,650,717	1,692,867
General and administration	2;725,686	1,506,875
Interest (note 6)	2,630,660	1,433,851
Stock-based compensation (note 9)	359,495	990,934
Interest income	-	(7,157)
Accretion	278,900	185,720
Depletion and depreciation (note 3)	52,924,621	22,998,371
	71,523,760	36,197,950
Loss before taxes	(33,605,791)	(6,141,158)
Income taxes (note 8)		
Other taxes – interest expense	243,000	3,497
Future income tax recovery	(9,358,000)	(2,110,000)
	(9,115,000)	(2,106,503)
NET LOSS AND COMPREHENSIVE LOSS	**(24,490,791)**	**(4,034,655)**
RETAINED EARNINGS, BEGINNING OF YEAR	1,721,438	5,756,093
RETAINED EARNINGS (DEFICIT), END OF YEAR	(22,769,353)	1,721,438
Net loss per share - basic and diluted (note 11)	$(0.69)	$(0.12)

See accompanying notes

EXALTA ENERGY INC.
Statements of Cash Flows
Years ended December 31

	2007 $	2006 $
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net loss	(24,490,791)	(4,034,655)
Items not requiring cash:		
Future income tax recovery	(9,358,000)	(2,110,000)
Depletion and depreciation	52,924,621	22,998,371
Accretion	278,900	185,720
Stock-based compensation	359,495	990,934
Abandonment costs	(373,973)	(113,796)
Change in non-cash working capital	427,250	1,566,735
	19,767,502	19,483,309
FINANCING ACTIVITIES		
Issue of common shares, net of share issue costs	(34,777)	21,765,957
Payment for share options and warrants (note 9)	(100,833)	-
Increase in capital lease obligation	-	4,000,000
Repayment of capital lease obligation	(2,537,025)	(2,604,292)
Bank loan	9,537,015	27,114,042
	6,864,380	50,275,707
INVESTING ACTIVITIES		
Additions to equipment inventory	(1,290,264)	-
Additions to oil and gas properties	(24,401,390)	(79,075,232)
Disposition of oil and gas properties (note 3)	8,519,803	-
Change in non-cash working capital	(9,460,031)	4,871,346
	(26,631,882)	(74,203,886)
CHANGE IN CASH	-	(4,444,870)
CASH, BEGINNING OF YEAR	-	4,444,870
CASH, END OF YEAR	-	-
SUPPLEMENTARY INFORMATION		
Cash interest paid	2,188,626	1,433,851
Cash taxes paid	465	3,497

See accompanying notes

Notes to the Financial Statements

For the years ended December 31, 2007 and 2006

1. NATURE OF OPERATIONS

ExAlta Energy Inc. ("ExAlta" or the "Corporation") was incorporated under the laws of the Province of Alberta on March 15, 2002 and commenced operations in May 2002. The Corporation's primary business is the acquisition of, exploration for, and the development and production of crude oil and natural gas in western Canada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the provision for asset retirement obligations and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs, future prices, and other relevant assumptions. Accruals for royalties and costs are prepared based on estimates when actual amounts are not yet known. Stock based compensation amounts are determined using certain assumptions (see note 9). By their nature, these estimates and assumptions are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Property and equipment

Petroleum and natural gas properties and equipment

The Corporation follows the full cost method of accounting whereby all costs related to the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in one Canadian cost centre. Such costs include land acquisition, drilling, equipping, geological and geophysical and overhead expenses related to exploration and development activities. These costs are depleted on the unit-of-production method using estimated gross proven petroleum and natural gas reserves as determined by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six Mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from the depletion calculation until it is determined whether or not proven reserves are attributable to the properties or impairment occurs. Equipment inventory is capitalized as part of property and equipment, but excluded from the depletable base until the equipment is put into use.

Proceeds from the sale of petroleum and natural gas properties and related equipment are applied against capitalized costs, with no gain or loss recognized, unless such a sale would result in a change in the rate of depletion of 20% or more.

Ceiling test

The Corporation evaluates its petroleum and natural gas assets in each reporting period to determine that the costs are recoverable. If the sum of the anticipated undiscounted cash flows expected from production of the proved reserves, based on expected future escalating product prices and costs, plus the cost of unproved properties, net of any impairment, exceed the carrying value of the assets, the costs are considered recoverable. If the carrying value is not considered recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from production of the proved and probable reserves, plus the costs of unproved properties, net of any impairment.

Office furniture and equipment

Office furniture, equipment and other assets are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of three to five years.

Asset retirement obligation

The Corporation recognizes the fair value of a liability for an asset retirement obligation and a corresponding increase to the carrying value of the related long-lived asset in the period they are constructed or acquired. The initial liability is subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is depleted into earnings based on units of production. Actual costs incurred upon settlement of the obligations are charged against the liability.

Revenue recognition

Petroleum and natural gas sales are recognized when delivery of the product has been completed and title passes to an external party.

Joint interests

The Corporation's petroleum and natural gas activities may be conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

Future income taxes

The liability method is used in accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

Flow-through shares

The Corporation has financed a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers when the renouncements are filed with the tax authorities.

Financial instruments

The Corporation periodically enters into commodity price derivative instruments to reduce the Corporation's exposure to adverse fluctuations in commodity prices. No contracts are entered into for trading or speculative purposes. Gains and losses relating to commodity swaps that meet hedge criteria are recognized in the statement of operations concurrently with the hedged transaction. Financial derivative instruments not designated as a hedge, not qualifying as a hedge, or no longer effective as a hedge are recorded on the balance sheet as an asset or liability with changes in fair value reflected in net earnings.

Stock-based compensation

The Corporation follows the accounting standard on stock based compensation as presented in the CICA Handbook section 3870. This standard requires the recognition of stock-based compensation expense for "awards to" or "grants to" employees and non-employees using the fair value method.

The standard requires the fair value of all stock based compensation awards to be expensed over the vesting period of the award with an offsetting credit to contributed surplus. The Black-Scholes option pricing model has been used to calculate the fair value of the stock options granted. Consideration paid by optionees on the exercise of stock options is credited to share capital together with any amount previously included in contributed surplus.

Change in Accounting Policy

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506, *Accounting Changes,* Section 1530, *Comprehensive Income,* Section 3855, *Financial Instruments – Recognition and Measurement,* Section 3861, *Financial Instruments – Disclosure and Presentation,* and Section 3865, *Hedges.*

Accounting Changes

Section 1506 provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The application of this revised standard did not have a material impact on the financial statements.

Comprehensive Income

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses on available-for-sale investments and the effective portion of gains or losses on derivatives designated as cash flow hedges. Upon adoption of Section 1530, the Corporation incorporated the new required Statement of Comprehensive Income (loss). The application of this revised standard did not result in comprehensive income (loss) being different from net income (loss) for the periods presented. Should the Corporation recognize any other comprehensive income in the future, the cumulative changes in other comprehensive income would be recognized in Accumulated Other Comprehensive Income which would be presented as a new category within shareholders' equity on the balance sheet.

Financial Instruments

As a result of adopting Section 3855, the Corporation has classified financial instruments among the following five categories: 1) loans and receivables, 2) assets held-to-maturity, 3) assets available-for-sale, 4) other financial liabilities, and 5) held-for-trading. Financial instruments classified as held-for-trading or available-for-sale items as a result of initially adopting this section are measured at fair value. Gains or losses on re-measurement of held-for-trading items are recognized as an adjustment to opening retained earnings, while gains and losses on re-measurement of available-for-sale items are recognized as an adjustment to opening accumulated other comprehensive income.

Financial instruments that are classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value with the resulting gain or loss recognized immediately in net income and other comprehensive income, respectively. All other financial instruments are accounted for at amortized cost using the effective interest rate method. The recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of this standard are not reversed and, therefore, those financial statements are not restated.

The adoption of this revised standard did not have a material impact on the financial statements due to the nature of the financial instruments recorded on the balance sheet and the contracts to which the Corporation is a party.

Hedging

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Corporation does not currently have any hedges in place and therefore the adoption of Section 3865 "Hedges" did not have any impact on the Corporation's financial statements.

Accounting Pronouncements

As of January 1, 2008, the Corporation will be required to adopt CICA Section 1535, *Capital Disclosures*, which will require disclosure of objectives, policies and processes for managing capital. In addition, disclosures will include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Corporation is assessing impact on its financial statements.

As of January 1, 2008, ExAlta will be required to adopt two new CICA standards, Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation", which will replace Section 3861 "Financial Instruments – Disclosure and Presentation". The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

On February 13, 2008, the Canadian Accounting Standards Board (AcSB) confirmed the use of International Financial Reporting Standards ("IFRS") for publicly accountable profit-oriented enterprises beginning on January 1, 2011 with appropriate comparative data from the prior year. IFRS will replace Canada's current Generally Accepted Accounting Principles ("GAAP") for those enterprises. These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies which must be addressed. The impact of these new standards on our financial statements is currently being assessed.

3. PROPERTY AND EQUIPMENT

As at December 31, 2007	Cost $	Accumulated depletion $	Net book value $
Petroleum and natural gas properties & equipment	181,370,229	92,909,627	88,460,602
Equipment under capital lease	10,601,358	3,723,296	6,878,062
Office furniture and equipment	234,803	157,940	76,863
	192,206,390	**96,790,863**	**95,415,527**

As at December 31, 2006	Cost $	Accumulated depletion $	Net book value $
Petroleum and natural gas properties & equipment	165,166,612	41,955,721	123,210,891
Equipment under capital lease	10,601,358	1,808,296	8,793,062
Office furniture and equipment	230,202	102,225	127,977
	175,998,172	**43,866,242**	**132,131,930**

At December 31, 2007, petroleum and natural gas assets include capitalized exploration general and administrative and stock-based compensation costs of $1.7 million (December 31, 2006 – $2.5 million). At December 31, 2007, $9.6 million of undeveloped land and seismic costs were excluded from costs subject to depletion (December 31, 2006 - $14.2 million). Future development costs of $7.0 million were included in the December 31, 2007 depletion calculation related to proved undeveloped properties (December 31, 2006 - $8.4 million).

In the year ended December 31, 2007 petroleum and natural gas assets were sold for proceeds of $8.5 million, which reduced property and equipment (December 31, 2006 – $ nil).

An impairment test calculation was performed on the Corporation's petroleum and natural gas properties and equipment at December 31, 2007 in which the estimated discounted future net cash flows associated with the proved plus probable reserves was less than the carrying amount of the Corporation's petroleum and natural gas properties and equipment. An impairment charge of $23.9 million was recorded and included in the Statement of Operations as part of Depletion and Depreciation.

The Corporation performed the ceiling test using the following benchmark reference prices at December 31, 2007 for the years 2008 to 2013 and adjusted for commodity differentials specific to the Corporation. Beyond year 2013, the price forecast escalates on average 2% per year. A foreign exchange rate of $1.00 US to $1.00 CDN was used.

Benchmark Reference Price Forecasts:

	2008	2009	2010	2011	2012	2013
WTI oil USD/Bbl	92.00	88.00	84.00	82.00	82.00	82.00
AECO spot gas $Cdn/Mmbtu	6.75	7.55	7.60	7.60	7.60	7.60

4. ASSET RETIREMENT OBLIGATIONS

The Corporation's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities.

The future asset retirement obligation is estimated by management based on the Corporation's working interest in all wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods. These estimates can be affected by factors such as the number of wells drilled, well depth and specific environmental legislation. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $5.3 million. The Corporation estimates the net present value of these total asset retirement obligations to be $3.1 million as at December 31, 2007. These expenditures are expected to be made over the next 20 years with the majority of the costs being incurred prior to 2027. The Corporation used a credit-adjusted, risk-free discount rate of 8 percent and an inflation rate of 2 percent to calculate the present value of the asset retirement obligations.

The following table reconciles the Corporation's asset retirement obligations for the periods shown:

Years ended December 31	**2007** **$**	**2006** **$**
Balance, beginning of year	3,403,000	1,959,000
Accretion expense	278,900	185,720
Liabilities incurred	468,000	833,107
Liabilities disposed of	(712,000)	-
Revision of liabilities	-	538,969
Settlement of liabilities	(373,973)	(113,796)
Balance, end of year	**3,063,927**	**3,403,000**

5. CREDIT FACILITY

At December 31, 2007, the Corporation had an extendable revolving credit facility totalling $42.5 million. At December 31, 2007, $36.7 million was drawn against the credit facility (December 31, 2006 – $27.1 million). The credit facility bears interest at the bank's prime lending rate or the bankers' acceptance rate plus 1.25 percent, at the Corporation's option. The credit facility revolves until April 30, 2008 at which time the facility is extendable at the request of the Corporation subject to terms to be negotiated. The credit facility is collateralized with a first floating charge demand debenture of $85 million over all assets of the Corporation.

Subsequent to December 31, 2007, on January 17, 2008, the Corporation's bank facility was repaid upon the acquisition of the Corporation by Galleon Energy Inc. (see note 15).

6. CAPITAL LEASE OBLIGATIONS

The Corporation has entered into a series of equipment lease financing arrangements. Under these arrangements, the Corporation is committed to annual minimum lease payments as follows:

	$
2008	2,516,528
2009	2,315,787
2010	1,605,083
Total minimum lease payments	6,437,398
Less interest included in payments	(613,885)
Principal portion of minimum lease payments	5,823,513
Less current portion	(2,188,758)
Capital lease obligation at December 31, 2007	**3,634,755**

Interest expense of $0.5 million was incurred on the capital leases during the twelve months ended December 31, 2007 (December 31, 2006 – $0.4 million).

The applicable terms and commitments are summarized in the following table:

End of lease term	**Outstanding principal**	**Purchase price at end of lease**	**Interest rate**
June 2009	$274,829	$142,000	2.2 percent above the 30-day bankers' acceptance rate
October 2009	$450,375	$1	2.1 percent above the 30-day banker's acceptance rate
December 2009	$2,034,047	$1	6.0 percent
September 2010	$3,066,006	$1,000,000	6.3 percent

A general security agreement and a first charge against the equipment has been provided as collateral.

7. COMMITMENTS

In addition to the capital lease commitments referred to in note 6, ExAlta is committed to operating leases for office space, office equipment and field equipment as follows: 2008 - $464,000; 2009 - $235,000; 2010 - $6,000; and 2011 - $1,500.

The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation maintains liability insurance for its directors and officers.

8. INCOME TAXES

Income taxes recorded in the statement of income (loss) and comprehensive income (loss) differ from the tax provision calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes for the periods ended:

The future income tax liability is comprised of the following temporary differences as at December 31:

	2007 $	2006 $
Property and equipment	2,163,974	8,210,632
ACRI benefit	(390,389)	(19,136)
Share issue costs	(423,857)	(306,103)
Asset retirement obligation	(811,941)	(986,870)
Non-capital losses	(670,930)	(54,330)
Liability under gas contracts	(10,857)	(713,193)
Future income tax liability (asset)	**(144,000)**	**6,131,000**

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 32.12% (December 31, 2006 – 34.49%).

Years ended December 31	2007 $	2006 $
Earnings before income tax	(33,605,791)	(6,141,158)
Corporate tax rate	32.12%	34.49%
Expected tax	(10,794,180)	(2,118,086)
Increase (decrease) in taxes resulting from:		
Non-deductible crown payments	-	561,050
Resource allowance	-	(559,874)
Stock-based compensation	117,097	419,109
Statutory tax rate changes	1,319,083	(412,199)
	(9,358,000)	**(2,110,000)**

As at December 31, 2007 ExAlta has approximately $84.7 million (December 31, 2006 – $95.4 million) of tax deductions for Canadian income tax purposes. This includes a tax loss of approximately $3.3 million (December 31, 2006 - $0.2 million) which can be used to offset taxable income until 2026.

9. SHARE CAPITAL

Authorized: Unlimited number of voting common shares with no par value
Unlimited number of non-voting preferred shares issuable in series, none issued

Common Shares issued	**Shares** #	**Amount** $
At December 31, 2006	35,621,068	67,680,427
Share issue costs, net of tax benefit of $10,000	-	(24,777)
Renunciation of tax benefits related to 2006 flow-through shares	-	(2,929,000)
At December 31, 2007	**35,621,068**	**64,726,650**

In December 2006, 2.0 million common shares were issued on a flow-through basis for consideration of $10.1 million. The Corporation spent and renounced $10.1 million on qualified exploration expenditures in 2007. The income tax impact of this renouncement is $2.9 million and was recorded in the first quarter of 2007.

Contributed Surplus

As at December 31	**2007** $	**2006** $
Contributed surplus, beginning of year	2,745,443	974,021
Stock based compensation expense	359,495	990,934
Stock based compensation capitalized	570,629	956,907
Stock based compensation forfeited	(164,000)	-
Stock based compensation forfeited - cash payment	(100,833)	-
Options exercised	-	(176,419)
Contributed surplus, end of year	**3,410,734**	**2,745,443**

Stock-based compensation

Options

The fair value of options granted in the year was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rates of 4.1%; dividend yield of 0%; volatility factors of the market price of the Corporation's common shares of 50%; and, an average expected life of the options of 2.5 years. The weighted average fair value of the options granted was $0.90 per option.

	Number of Options	**Weighted Average Exercise Price** $
Outstanding, December 31, 2006	2,955,000	3.54
Granted	790,000	2.53
Forfeited	(2,630,000)	(4.26)
Outstanding, December 31, 2007	**1,115,000**	**1.14**

The following table summarizes information regarding stock options at December 31, 2007:

Options Outstanding			Options Exercisable	
Exercise Price $	**Number Outstanding**	**Weighted Average Remaining Life (Years)**	**Number Exercisable**	**Weighted Average Exercise Price $**
$1.00	110,000	0.1	110,000	1.00
$1.05	570,000	0.5	570,000	1.05
$1.30	435,000	1.1	435,000	1.30
	1,115,000		**1,115,000**	**1.14**

Stock-based compensation expense of $359,495 was recorded in 2007 (December 31, 2006 – $990,934) was recognized based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation net of reductions for forfeited unvested options. Employees of the Corporation forfeited, in aggregate, 2,630,000 stock options in 2007 which resulted in a reduction of stock compensation expensed and capitalized of $164,000. These reductions reflect the reversal of the stock compensation amounts which had been expensed and capitalized in prior periods related to the forfeited unvested options. Cash consideration, in aggregate, of $90,833 was paid to optionholders of 2,085,000 of the options forfeited in anticipation of the transaction described in note 15. In addition, $570,629 was included as capitalized overhead in the cost of property and equipment acquired in 2007.

Performance Warrants

In 2005 the Corporation issued 100,000 performance warrants to an employee to purchase in aggregate 100,000 common shares at a strike price of $2.25 per share. The performance warrants are exercisable upon satisfaction of certain conditions, which had previously been met. Accordingly, the stock-based compensation amount related to these warrants was expensed in prior periods. The warrants were forfeited for cash consideration of $10,000 in December 2007 in anticipation of the transaction described in note 15.

10. TRANSPORTATION EXPENSES

Transportation expenses related to the delivery of oil and natural gas are deducted from gross prices received for these products in the determination of oil and natural gas revenues. For the year ended December 31, 2007, these charges were $1.7 million, (December 31, 2006 – $1.7 million).

11. PER SHARE AMOUNTS

The weighted average number of common shares used in the computation of basic and diluted earnings per share for the year ended December 31, 2007 was 35,621,068 (December 31, 2006 - 32,809,151).

The Corporation's outstanding options for the year ended December 31, 2007 and December 31, 2006 were anti-dilutive and, accordingly, were not included in the calculations.

12. RELATED-PARTY TRANSACTIONS

From time to time, the Corporation enters into service contracts with an oil and natural gas service company whose shareholders include an individual who is also a director of the Corporation. In aggregate this corporation was paid $1.5 million for the year ended December 31, 2007, respectively (December 31, 2006 – $6.0 million). The services and supplies were invoiced to the Corporation at standard market prices and have been included in property and equipment.

13. FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist of accounts receivable, bank indebtedness, accounts payable, capital lease obligations and unrealized risk management assets and liabilities. At December 31, 2007 and December 31, 2006, there were no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

Interest Rate Risk

The Corporation is exposed to cash flow risk to the extent that interest rate changes will have an impact on the amount of interest expense payable on capital leases and the bank credit facility.

Credit Risk

The Corporation's accounts receivable are with customers and joint venture partners in the petroleum and natural gas business and are subject to normal industry credit risks.

The Corporation is exposed to losses in the event of non-performance by counterparties to financial risk management contracts. The Corporation minimizes credit risk associated with possible non-performance by the counterparties to these financial instruments by entering into contracts only with investment-grade counterparties and by monitoring procedures. Management believes these risks are minimal.

Commodity Risks

As at December 31, 2007, the Corporation had no contracts in place. In 2007, the Corporation entered into a financial contract which reduced its exposure to fluctuating natural gas prices on a portion of its natural gas production. The contract was for 3,800 mmbtu per day of natural gas for the period April 1 to October 31, 2007 with pricing terms within a costless collar floor of $7.70/mmbtu and ceiling of $8.02/mmbtu. The natural gas collar was settled against the AECO pricing index. The realized gain included in petroleum and natural gas revenue for the twelve months ended December 31, 2007 was $1.1 million (2006 – nil).

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

15. SUBSEQUENT EVENTS

All of the outstanding common shares of the Corporation was acquired by Galleon Energy Inc. ("Galleon") on January 16, 2008. Pursuant to a Plan of Arrangement, the previous shareholders of ExAlta were entitled to receive, for each outstanding common share of ExAlta held by them, 0.118 of a Class A Share of Galleon.

SCHEDULE "B"

UNAUDITED PRO FORM FINANCIAL STATEMENTS OF
GALLEON ENERGY INC.
AS AT AND FOR THE YEAR ENDED
DECEMBER 31, 2007

GALLEON ENERGY INC.
Unaudited Pro Forma Consolidated Balance Sheet
as at December 31, 2007
($000s)

	Galleon Energy Inc.	ExAlta Energy Inc.	Pro Forma Adjustments		Pro Forma Consolidated Galleon
ASSETS					
CURRENT					
Accounts receivable	35,406	8,221	-		43,627
Deposits and prepaid expenses	5,459	-	-		5,459
Future income tax	-	144	(144)		-
	40,865	8,365	(144)		49,086
Goodwill	16,022	-	21,505	2a	37,527
Inventory	2,829	1,290	-		4,119
Property and equipment	739,643	95,416	-	2a	835,059
	799,359	**105,071**	**21,361**		**925,791**
LIABILITIES					
CURRENT					
Accounts payable and accrued liabilities	71,044	14,163	3,431	2a	88,638
Bank loan	163,378	36,651	-		200,029
Current portion of capital leases	-	2,189	-		2,189
Fair value of financial derivative	9,075	-	-		9,075
	243,497	53,003	3,431		299,931
Capital leases	-	3,635	-		3,635
Asset retirement obligation	25,535	3,064	-		28,599
Future income taxes	52,299	-	790	2a	53,089
	321,331	59,702	4,221		385,254
SHAREHOLDERS' EQUITY					
Share capital	419,011	64,727	(64,727)	2a	481,520
			62,509	2a	
Contributed surplus	19,064	3,411	(3,411)	2a	19,064
Retained earnings	39,953	(22,769)	22,769	2a	39,953
	478,028	45,369	17,140		540,537
	799,359	**105,071**	**21,361**		**925,791**

See accompanying notes to the unaudited pro forma consolidated financial statements

GALLEON ENERGY INC
Unaudited Pro Forma Consolidated Statements of Earnings
For the year ended December 31, 2007
($000s)

	Galleon Energy Inc.	ExAlta Energy Inc.	Pro Forma Adjustments		Pro Forma Consolidated Galleon
REVENUE					
Petroleum and natural gas revenue	245,203	46,233			291,436
Royalties, net of GCA	(41,553)	(8,315)			(49,868)
	203,650	37,918			241,568
EXPENSES					
Operating	44,759	10,954			55,713
Transportation	6,024	1,651			7,675
General and administration	7,281	2,725			10,006
Interest	10,110	2,631			12,741
Stock-based compensation	8,516	359			8,875
Accretion	1,949	279			2,228
Depletion and depreciation	100,331	52,925	(5,566)	2b	147,690
Realized loss (gain) on financial derivative	3,545	-			3,545
Unrealized loss (gain) on financial derivative	9,264	-			9,264
	191,779	71,524	(5,566)		257,737
Earnings (loss) before taxes	11,871	(33,606)	5,566		(16,169)
Income taxes					
Capital and other taxes	879	243			1,122
Future income taxes (recovery)	2,706	(9,358)	1,540	3	(5,112)
	3,585	(9,115)	1,540		(3,990)
NET EARNINGS (LOSS) FOR THE PERIOD	**8,286**	**(24,491)**	**4,026**		**(12,179)**
Net earnings per share – basic	$0.14				($0.19)
- diluted	$0.13				($0.19)

See accompanying notes to the unaudited pro forma consolidated financial statements

Galleon Energy Inc.
Notes to the Unaudited Pro Forma Consolidated Financial Statements ($000)
For the year ended December 31, 2007

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet of Galleon Energy Inc. ("Galleon") as at December 31, 2007 and the unaudited pro forma consolidated statement of earning for the year ended December 31, 2007 have been prepared to reflect the acquisition of ExAlta Energy Inc. ("ExAlta") by Galleon on January 16, 2008.

These pro forma statements have been prepared by management of Galleon in accordance with Canadian generally accepted accounting principles and in the opinion of management, contain all adjustments necessary for fair presentation.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Galleon's audited consolidated financial statements as at December 31, 2007.

The pro forma statements should be read in conjunction with the audited consolidated financial statements of Galleon and ExAlta as at and for the year ended December 31, 2007.

The unaudited pro forma consolidated balance sheet gives effect to the transactions disclosed in notes 2 and 3 as if they occurred on December 31, 2007 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2007 give effect to the transactions as if they occurred on January 1, 2007.

These pro forma statements are not necessarily indicative of the results of operations or financial position which would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma statements have been prepared to give effect to the following transactions, assumption and adjustments:

(a) The acquisition of all of the outstanding shares of ExAlta including those ExAlta shares issued upon the exercise of 1,115,000 ExAlta in-the-money share options for proceeds of $1,274. The purchase price is allocated to assets and liabilites as follows, based on 4,334,856 Galleon Class A shares issued:

Calculation of purchase price	**($000)**
Fair value of shares issued:	
4,334,856 Class A shares @ $14.42/share	62,509
Transaction costs	3,431
	65,940
Allocated as follows:	
Property, plant and equipment	95,416
Goodwill	21,505
Inventory	1,290
Future income taxes	(790)
Bank loan assumed	(36,651)
Net working capital deficiency assumed	(8,131)
Capital lease obligations assumed	(3,635)
Asset retirement obligations assumed	(3,064)
	65,940

The fair value of the per share amounts of the Class A shares issued represents the weighted average closing price of such shares for 5 days prior to and the 5 days after the announcement. The above purchase price allocation is preliminary and the actual allocation could be subject to material adjustment. Goodwill of $21,505 represents the excess of the purchase price paid over the tangible assets and liabilities acquired. In addition, the share capital, contributed surplus and retained earnings of ExAlta are eliminated upon acquisition.

(b) The provision for depreciation and depletion expense reflects a decrease of $5,566 for the year ended December 31, 2007 resulting from the combination of Galleon and ExAlta carrying value and reserves in the pro forma consolidated depletion calculation.

3. INCOME TAXES

The income tax expense adjustment recorded in the pro forma statements for the year ended December 31, 2007 reflects a provision of $1,540 of future income tax expense based on the pro forma adjustments described in 2(b). The effective tax rate used for the future income tax expense adjustment is 27.67%.

4. NET EARNINGS PER SHARE

The pro forma net earnings per share is based on the number of Galleon shares outstanding at December 31, 2007, adjusted for the issuance of approximately 4,334,856 Class A shares of Galleon in connection with the acquisition. This resulted in a weighted-average number of Class A shares outstanding of 64,372,278 Class A shares as at December 31, 2007 (December 31, 2006 – 57,678,713 Class A shares). Including the existing share options to purchase Galleon shares, the diluted Class A shares outstanding are 66,162,134 Class A shares as at December 31, 2007 (December 31, 2006 – 60,242,509 Class A shares).

END